As filed with the Securities and Exchange Commission on November 20, 2023

Registration No. 333-275371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CYCLO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	2860	59-3029743
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6714 NW 16th Street, Suite B
Gainesville, Florida 32653
(386) 418-8060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

N. Scott Fine
Chief Executive Officer
Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, FL 32653

(386) 418-8060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison Newman, Esq. Laura Holm, Esq. Fox Rothschild LLP 101 Park Avenue New York, New York 10178 (212) 878-7951	Shawn Cross Chief Executive Officer Applied Molecular Transport Inc. Address not Applicable(1)	Michael Coke, Esq. Christina Poulsen, Esq. Jackie Hamilton, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the completion of the merger described herein, including the satisfaction or waiver of all closing and other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

1 AMTI is a remote-only company. Accordingly, AMTI does not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to AMTI’s principal executive offices may be directed to the agent for service of process at the following address: Applied Molecular Transport Inc., c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, or to the email address: corporate.secretary@appliedmt.com.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 20, 2023

PROXY STATEMENT OF APPLIED MOLECULAR TRANSPORT INC.	PROXY STATEMENT OF CYCLO THERAPEUTICS, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Applied Molecular Transport Inc. Stockholders:

As previously announced, the board of directors of Applied Molecular Transport Inc. (“AMTI”) has approved an acquisition of AMTI by Cyclo Therapeutics, Inc. (“Cyclo”). AMTI, Cyclo, and Cameo Merger Sub, Inc., a wholly owned subsidiary of Cyclo (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of September 21, 2023 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into AMTI (the “Merger”), with AMTI continuing as a wholly owned subsidiary of Cyclo.

At the Effective Time of the Merger, each share of AMTI common stock will be converted into the right to receive a number of shares of Cyclo common stock equal to the Exchange Ratio (as defined in the Merger Agreement) described in more detail in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 141 of the accompanying joint proxy statement/prospectus. No fractional shares of Cyclo common stock will be issued in connection with the Merger, and the number of shares of Cyclo common stock to be issued to AMTI stockholders shall rounded up to the nearest whole share. Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023 and the anticipated AMTI net cash at closing of approximately $12.4 million, it is expected that Cyclo stockholders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders will own approximately 25% of the outstanding common stock of the combined company.

Cyclo’s common stock is traded on The Nasdaq Capital Market under the symbol “CYTH” and AMTI’s common stock is traded on The Nasdaq Capital Market under the symbol “AMTI”. Upon completion of the Merger, AMTI’s common stock will cease to trade on The Nasdaq Capital Market.

At the special meeting of AMTI stockholders to be held virtually on December 26, 2023 (the “AMTI special meeting”), AMTI stockholders will be asked to vote on (i) a proposal to adopt the Merger Agreement (the “AMTI merger proposal”) (ii) a proposal to approve, on a non-binding, advisory basis, the compensation that may become payable to the named executive officers of AMTI in connection with the consummation of the Merger (the “AMTI advisory compensation proposal”) and (iii) a proposal to approve the adjournment from time to time of the AMTI special meeting, if necessary, to solicit additional proxies if there are insufficient shares of AMTI common stock present in person or represented by proxy at the AMTI special meeting to constitute a quorum at the AMTI special meeting or any adjournment or postponement thereof (the “AMTI adjournment proposal”).

Only holders of record of AMTI common stock on November 17, 2023 (including shares of AMTI common stock held through a bank, broker or other nominee that is a stockholder of record of AMTI) are entitled to attend and vote at the AMTI special meeting, or any adjournment or postponement thereof.

We cannot complete the Merger unless the AMTI stockholders approve the AMTI merger proposal.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the AMTI special meeting, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the AMTI special meeting.

In connection with the execution of the Merger Agreement, Cyclo entered into voting agreements (the “Voting Agreements”) with each of AMTI’s directors and officers, collectively owning approximately 11.3% of the outstanding shares of AMTI common stock as of November 17, 2023, pursuant to which AMTI’s directors and officers have agreed, among other things, to vote all of the shares of AMTI common stock beneficially owned by them in favor of the AMTI merger proposal and the AMTI adjournment proposal.

The AMTI Board of directors recommends that AMTI stockholders vote “FOR” the AMTI merger proposal, “FOR” the AMTI advisory compensation proposal and, if necessary, “FOR” the AMTI adjournment proposal.

The obligations of Cyclo and AMTI to complete the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement. More information about Cyclo, AMTI and the Merger is contained in this joint proxy statement/prospectus. You are encouraged to read this entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 25.

We look forward to the successful Merger of Cyclo and AMTI.

Sincerely,

/s/ Shawn Cross

Shawn Cross

Chief Executive Officer and Chair of the Board of Directors

Applied Molecular Transport Inc.

Dear Stockholders of Cyclo Therapeutics, Inc.:

As previously announced, the board of directors of Cyclo Therapeutics, Inc. (“Cyclo”) has approved an acquisition of Applied Molecular Transport Inc. (“AMTI”). Cyclo, AMTI, and Cameo Merger Sub, Inc., a wholly owned subsidiary of Cyclo (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of September 21, 2023 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into AMTI (the “Merger”), with AMTI continuing as a wholly owned subsidiary of Cyclo.

At the Effective Time of the Merger, each share of AMTI common stock will be converted into the right to receive a number of shares of Cyclo common stock equal to the Exchange Ratio (as defined in the Merger Agreement) described in more detail in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 141 of the accompanying joint proxy statement/prospectus. No fractional shares of Cyclo common stock will be issued in connection with the Merger, and the number of shares of Cyclo common stock to be issued to AMTI stockholders shall be rounded up to the nearest whole share. Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023 and the anticipated AMTI net cash at closing of approximately $12.4 million, it is expected that Cyclo stockholders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders will own approximately 25% of the outstanding common stock of the combined company.

To obtain the approval of the Cyclo stockholders required in connection of the Merger, Cyclo will hold a special meeting of its stockholders on December 26, 2023 (the “Cyclo special meeting”) at the offices of Fox Rothschild LLP, 101 Park Avenue, 17th Floor, New York, New York 10178. At the Cyclo special meeting, Cyclo stockholders will be asked to vote on (i) a proposal to approve an amendment to Cyclo’s Articles of Incorporation, as amended (the “Cyclo charter”) increasing the number of authorized shares of Cyclo common stock from 50,000,000 shares to 250,000,000 shares (the “Cyclo charter amendment proposal”), (ii) a proposal to approve the issuance of shares of Cyclo common stock to AMTI stockholders pursuant to the Merger Agreement (the “Cyclo share issuance proposal”) and (iii) a proposal to approve the adjournment from time to time of the Cyclo special meeting, if necessary, to solicit additional proxies if there are insufficient shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting to constitute a quorum at the Cyclo special meeting or any adjournment or postponement thereof (the “Cyclo adjournment proposal”).

Only holders of record of Cyclo common stock on November 17, 2023 (including shares of Cyclo common stock held through a bank, broker or other nominee that is a stockholder of record of Cyclo) are entitled to attend and vote at the Cyclo special meeting, or any adjournment or postponement thereof.

We cannot complete the Merger unless the Cyclo stockholders approve the Cyclo share issuance proposal.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Cyclo special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Cyclo special meeting.

The Cyclo board of directors recommends that Cyclo stockholders vote “FOR” the Cyclo charter amendment proposal, “FOR” the Cyclo share issuance proposal and, if necessary, “FOR” the Cyclo adjournment proposal.

The obligations of Cyclo and AMTI to complete the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement. More information about Cyclo, AMTI and the Merger is contained in this joint proxy statement/prospectus. You are encouraged to read this entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 25.

We look forward to the successful Merger of Cyclo and AMTI.

Sincerely,

/s/ N. Scott Fine

N. Scott Fine

Chief Executive Officer

Cyclo Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated November , 2023 and is first being mailed to the AMTI stockholders and Cyclo stockholders on or about  November 27, 2023.

Applied Molecular Transport Inc.

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(650) 392-0420

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 26, 2023

Virtual Meeting Only – No Physical Meeting Location

Dear Applied Molecular Transport Inc. Stockholders:

We are pleased to invite you to attend the special meeting of Applied Molecular Transport Inc. stockholders, which will be held on December 26, 2023, at 10:00 a.m. (Pacific Time) (the “AMTI special meeting”). The AMTI special meeting will be conducted via live webcast at www.virtualshareholdermeeting.com/AMTI2023SM for the following purposes:

●

AMTI Proposal 1: To adopt the Agreement and Plan of Merger, dated September 21, 2023, among Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo”), Cameo Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cyclo (“Merger Sub”), and Applied Molecular Transport Inc., a Delaware corporation (“AMTI”), as may be amended from time to time (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into AMTI, with AMTI continuing as the Surviving Corporation (as defined herein) and a wholly owned subsidiary of Cyclo (the “Merger”), and all related transactions contemplated thereby. A copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. This proposal is referred to as the “AMTI merger proposal.”

●

AMTI Proposal 2: To approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers of AMTI in connection with the consummation of the Merger. This proposal is referred to as the “AMTI advisory compensation proposal.”

●

AMTI Proposal 3: To approve the adjournment from time to time of the AMTI special meeting, if necessary, to solicit additional proxies if there are insufficient shares of AMTI common stock present or represented by proxy at the AMTI special meeting to constitute a quorum at the AMTI special meeting or any adjournment or postponement thereof. This proposal is referred to as the “AMTI adjournment proposal.”

AMTI will transact no other business at the AMTI special meeting except such business as may properly be brought before the AMTI special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the AMTI special meeting.

In order to virtually attend the AMTI special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to register at www.virtualshareholdermeeting.com/AMTI2023SM. Upon entry of your control number and other required information, you will receive further instruction via email, that provides you access to the AMTI special meeting, and allows you to vote and submit questions during the AMTI special meeting. Please be sure to follow the instructions found on your proxy card and/or voting authorization form.

The board of directors of AMTI (the “AMTI Board”): (1) determined that the Merger Agreement and all related transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of AMTI and its stockholders; (2) approved the execution and delivery of the Merger Agreement by AMTI, the performance by AMTI of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the stockholders of AMTI adopt the Merger Agreement and approve the transactions contemplated thereby; and (4) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of AMTI at a meeting thereof.

The AMTI Board recommends that AMTI stockholders vote “FOR” the AMTI merger proposal, “FOR” the AMTI advisory compensation proposal and, if necessary, “FOR” the AMTI adjournment proposal.

Holders of record of shares of AMTI common stock, at the close of business on November 17, 2023 (the “AMTI record date”), are entitled to notice of, and may vote at, the AMTI special meeting and any adjournment of the AMTI special meeting. A list of AMTI stockholders entitled to vote at the AMTI special meeting will be available for inspection at www.virtualshareholdermeeting.com/AMTI2023SM, at least 10 days prior to the date of the AMTI special meeting and continuing through the date thereof for any purpose germane to the AMTI special meeting.

Approval of the AMTI merger proposal requires the affirmative vote of AMTI stockholders representing a majority of the outstanding shares of AMTI common stock entitled to vote thereon. Approval of the AMTI advisory compensation proposal requires the affirmative vote of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon. Approval of the AMTI adjournment proposal requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon.

Your vote is important. Whether or not you expect to virtually attend the AMTI special meeting, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the AMTI special meeting. If your shares are held in street name through a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished to you by the record holder. Your bank, broker or other nominee may have an earlier deadline by which you must provide instructions as to how to vote your shares of AMTI common stock, so you should read carefully the materials provided to you by your bank, broker, or other nominee. If your shares are registered directly in your name with AMTI’s transfer agent, Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC), you are considered, with respect to those shares, to be the stockholder of record. In such case, these proxy materials are being sent directly to you.

By Order of the AMTI Board,

/s/ Shawn Cross

Shawn Cross

Chief Executive Officer and Board Chair

Applied Molecular Transport Inc.

We are pleased to invite you to virtually attend the AMTI special meeting, conducted via live webcast, at www.virtualshareholdermeeting.com/AMTI2023SM. You will not be able to attend the special meeting in person. Whether or not you expect to attend the AMTI special meeting, please complete, date, sign and return the proxy card that may be delivered to you or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the AMTI special meeting. Even if you have voted by proxy, you may still vote if you attend the AMTI special meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee and you wish to vote at the AMTI special meeting, you may be instructed to obtain a legal proxy form from your bank, broker, or other nominee and to submit a copy in advance of the AMTI special meeting.

CYCLO THERAPEUTICS, INC.

6714 NW 16th Street, Suite B

Gainesville, FL 32653

(386) 418-8060

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 26, 2023

Dear Cyclo Stockholders:

We are pleased to invite you to attend the special meeting of Cyclo stockholders, which will be held on  December 26, 2023, at 10:00 a.m. (Eastern Time) (the “Cyclo special meeting”) at the offices of Fox Rothschild, LLP located at 101 Park Avenue, 17th Floor, New York, New York 10178. The special meeting will be conducted for the following purposes:

●

Cyclo Proposal 1: To approve an amendment to Cyclo’s Articles of Incorporation, as amended (the “Cyclo charter”), increasing the number of authorized shares of Cyclo common stock from 50,000,000 shares to 250,000,000 shares (the “charter amendment”). This proposal is referred to as the “Cyclo charter amendment proposal.”

●

Cyclo Proposal 2: To approve, in accordance with the Nasdaq listing rules, the issuance of shares of Cyclo common stock, par value $0.001 per share (the “share issuance”), to stockholders of Applied Molecular Transport Inc. (“AMTI”) pursuant to the Agreement and Plan of Merger, dated September 21, 2023, among Cyclo, Cameo Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cyclo (“Merger Sub”), and AMTI, as may be amended from time to time (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into AMTI, with AMTI continuing as the Surviving Corporation (as defined herein) and a wholly owned subsidiary of Cyclo (the “Merger”). This proposal is referred to as the “Cyclo share issuance proposal.”

●

Cyclo Proposal 3: To approve the adjournment from time to time of the Cyclo special meeting, if necessary, to solicit additional proxies if there are insufficient shares of Cyclo common stock present or represented by proxy at the Cyclo special meeting to constitute a quorum at the Cyclo special meeting or any adjournment or postponement thereof. This proposal is referred to as the “Cyclo adjournment proposal.”

Cyclo will transact no other business at the Cyclo special meeting except such business as may properly be brought before the Cyclo special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Cyclo special meeting.

Holders of record of shares of Cyclo common stock, at the close of business on November 17, 2023 (the “Cyclo record date”), are entitled to notice of, and may vote at, the Cyclo special meeting and any adjournment of the Cyclo special meeting. A list of Cyclo stockholders entitled to vote at the Cyclo special meeting will be available for inspection at Cyclo’s principal place of business, located at 6714 NW 16th Street, Suite B, Gainesville, FL 32653, at least 10 days prior to the date of the Cyclo special meeting and continuing through the date thereof for any purpose germane to the Cyclo special meeting, between the hours of 9:00 a.m. and 5:00 p.m. (Eastern Time).

Approval of the Cyclo charter amendment proposal requires the affirmative vote of a majority of the voting power of the shares of Cyclo common stock outstanding. Approval of the Cyclo share issuance proposal requires the affirmative vote of a majority of the voting power of the shares of Cyclo common stock present or represented by proxy at the Cyclo special meeting and entitled to vote thereon. Approval of the Cyclo adjournment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon.

Your vote is important. Whether or not you expect to attend the Cyclo special meeting in person, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Cyclo special meeting. If your shares are held in street name through a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished to you by the record holder. Your bank, broker, or other nominee may have an earlier deadline by which you must provide instructions as to how to vote your shares of Cyclo common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee. If your shares are registered directly in your name with Cyclo’s transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, to be the stockholder of record. In such case, these proxy materials are being sent directly to you.

If you wish to attend the special meeting in person, you must pre-register, as described in more detail in this proxy statement. If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Okapi Partners LLC, Cyclo’s proxy solicitor, by emailing info@okapipartners.com or calling toll-free at (855) 305-0857. For banks, brokers, and other nominees, call (212) 297-0720.

CYCLO’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO CYCLO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. CYCLO’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CYCLO STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Cyclo Board, /s/ N. Scott Fine N. Scott Fine Chief Executive Officer and Director Cyclo Therapeutics, Inc.

We are pleased to invite you to attend the Cyclo special meeting in person. Whether or not you expect to attend the Cyclo special meeting in person, please complete, date, sign and return the proxy card that may be delivered to you or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the Cyclo special meeting. Even if you have voted by proxy, you may still vote if you attend the Cyclo special meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee and you wish to vote at the Cyclo special meeting, you may be instructed to obtain a legal proxy form from your bank, broker or other nominee and to submit a copy in advance of the Cyclo special meeting.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC (as defined herein) by Cyclo (File No. 333-275371), constitutes a prospectus of Cyclo under Section 5 of the Securities Act (as defined herein), with respect to the shares of Cyclo common stock to be issued to AMTI stockholders pursuant to the Merger Agreement. This document also constitutes a notice of meeting and proxy statement of each of Cyclo and AMTI under Section 14(a) of the Exchange Act (as defined herein).

Cyclo has supplied all information contained in this joint proxy statement/prospectus relating to Cyclo and Merger Sub. AMTI has supplied all information contained in this joint proxy statement/prospectus relating to AMTI. Cyclo and AMTI have both contributed information relating to the Merger.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. For additional information on the documents incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” This joint proxy statement/prospectus is dated November , 2023, and is based on information as of that date or such other date as may be noted. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Neither the mailing of this joint proxy statement/prospectus to the Cyclo and AMTI stockholders, respectively, nor the taking of any actions contemplated hereby by Cyclo or AMTI at any time will create any implication to the contrary.

DEFINED TERMS

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

●	“AMTI” refers to Applied Molecular Transport Inc.;
●	“AMTI Board” refers to the board of directors of AMTI;
●	“AMTI common stock” refers to the common stock, par value $0.0001 per share, of AMTI;
●	“AMTI special meeting” refers to the special meeting of AMTI stockholders, which will be held on December 26, 2023, at 10:00 a.m. (Pacific Time);
●	“Closing Date” refers to the date on which the consummation of the Merger actually occurs;
●	“Code” refers to the Internal Revenue Code of 1986, as amended;
●	“Cyclo” refers to Cyclo Therapeutics, Inc.;
●	“Cyclo Board” refers to the board of directors of Cyclo;
●	“Cyclo common stock” refers to the common stock, par value $0.0001 per share, of Cyclo;
●	“Cyclo special meeting” refers to the special meeting of Cyclo stockholders, which will be held on December 26, 2023, at 10:00 a.m (Eastern Time);
●	“DGCL” refers to the General Corporation Law of the State of Delaware;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“GAAP” refers to generally accepted accounting principles, consistently applied, in the United States;
●	“Merger” refers to the merger of Merger Sub with and into AMTI, with AMTI continuing as the Surviving Corporation;
●

“Merger Consideration” refers to the shares of Cyclo common stock to be issued to AMTI stockholders at the closing of the Merger, calculated with reference to the Exchange Ratio (as defined in the Merger Agreement) and in accordance with certain other terms and conditions in the Merger Agreement;

●	“Merger Sub” refers to Cameo Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cyclo;
●	“MTS” refers to MTS Health Partners, L.P., financial advisor to AMTI;
●	“Nasdaq” refers to The Nasdaq Capital Market;
●	“NBCA” refers to the Nevada Business Corporation Act;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended; and
●	“Surviving Corporation” refers to AMTI as the surviving corporation following the Merger, and as a wholly owned subsidiary of Cyclo.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Cyclo and AMTI from documents Cyclo and AMTI, respectively, have filed or will file with the SEC that are not included in or delivered with this joint proxy statement/prospectus. For additional information on the documents incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone using the following contact information, or free of charge on the SEC website, www.sec.gov.

If you would like to request documents from Cyclo or AMTI, please send a request in writing or by telephone to the appropriate company at the following addresses and telephone numbers.

Cyclo Therapeutics, Inc. c/o Okapi Partners LLC 1212 Avenue of the Americas New York, NY 10036 (855) 305-0857 (212) 297-0720 – banks and brokers info@okapipartners.com	Applied Molecular Transport Inc. c/o The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 (650) 493-9300 Attn: Secretary

Cyclo stockholders and AMTI stockholders may also consult the websites of Cyclo or AMTI for more information concerning the Merger and other transactions described in the accompanying joint proxy statement/prospectus. The website of Cyclo is https://cyclotherapeutics.com/ and the website of AMTI is https://www.appliedmt.com/. Information included on these websites is not incorporated by reference into the accompanying joint proxy statement/prospectus.

If you would like to request any documents, you must do so by December 18, 2023, or the date that is five business days before the date of each respective special meeting, in order to receive them before the special meetings.

TABLE OF CONTENT

QUESTIONS AND ANSWERS	1
PROSPECTUS SUMMARY	11
COMPARATIVE MARKET PRICE INFORMATION	24
RISK FACTORS	25
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	81
INFORMATION ABOUT THE COMPANIES	83
THE AMTI SPECIAL MEETING	86
AMTI PROPOSAL 1 – ADOPTION OF THE MERGER AGREEMENT	91
AMTI PROPOSAL 2 – APPROVAL OF THE COMPENSATION PAYABLE TO AMTI’S NAMED EXECUTIVE OFFICERS	92
AMTI PROPOSAL 3 – ADJOURNMENT OF THE AMTI SPECIAL MEETING	93
THE CYCLO SPECIAL MEETING	94
CYCLO PROPOSAL 1 – APPROVAL OF THE CYCLO CHARTER AMENDMENT	99
CYCLO PROPOSAL 2 – APPROVAL OF THE SHARE ISSUANCE	101
CYCLO PROPOSAL 3 – ADJOURNMENT OF THE CYCLO SPECIAL MEETING	103
THE MERGER	104
THE MERGER AGREEMENT	140
THE VOTING AGREEMENTS	156
CYCLO EXECUTIVE COMPENSATION	157
COMPARISON OF RIGHTS OF HOLDERS OF CYCLO COMMON STOCK AND AMTI COMMON STOCK	164
PRINCIPAL STOCKHOLDERS OF CYCLO	170
PRINCIPAL STOCKHOLDERS OF AMTI	172
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	174
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS	176
NO APPRAISAL RIGHTS	185
LEGAL MATTERS	186
EXPERTS	186
HOUSEHOLDING	187
FUTURE STOCKHOLDER PROPOSALS	188
WHERE YOU CAN FIND MORE INFORMATION	188
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	189

Annex A – Merger Agreement

Annex B – Voting Agreement

Annex C – Opinion of MTS Securities, LLC

Annex D – Cyclo Charter Amendment

QUESTIONS AND ANSWERS

The following are brief answers to certain questions that you may have regarding the Merger Agreement, the Merger, the issuance of shares of Cyclo common stock in connection with the Merger, the AMTI special meeting, the Cyclo special meeting and other matters to be considered at the respective special meetings. You are urged to read carefully this entire joint proxy statement/prospectus and additional important information contained in the annexes and exhibits to, and the documents incorporated by reference into, this joint proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. See the section entitled “Where You Can Find More Information” for more information.

Q:	What is the proposed transaction?

A:	On September 21, 2023, AMTI, Cyclo, and Merger Sub, entered into the Merger Agreement. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.

At the Effective Time of the Merger, each share of AMTI common stock (other than certain excluded shares specified in the Merger Agreement) will be converted into the right to receive a number of shares of Cyclo common stock equal to the Exchange Ratio described in more detail in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 141 of the accompanying joint proxy statement/prospectus. No fractional shares of Cyclo common stock will be issued in connection with the Merger, and the number of shares of Cyclo common stock to be issued to AMTI stockholders shall be rounded up to the nearest whole share. Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023 and AMTI having net cash of approximately $12.4 million at closing, it is expected that Cyclo stockholders and certain other equity holders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders and certain other equityholders will own approximately 25% of the outstanding common stock of the combined company.

Q:	Why are Cyclo and AMTI proposing the Merger?

A:

Each of the AMTI Board and the Cyclo Board believes that the proposed Merger will provide a number of significant potential strategic benefits and opportunities that will be in the best interests of the AMTI stockholders and Cyclo stockholders, respectively. To review the reasons for the proposed Merger in greater detail, see the sections entitled “The Merger—Recommendation of the AMTI Board and AMTI’s Reasons for the Merger” and “The Merger—Recommendation of the Cyclo Board and Cyclo’s Reasons for the Merger” in this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

Each of AMTI and Cyclo is sending these materials to the AMTI stockholders and Cyclo stockholders, respectively, as of the applicable record date, to help the AMTI stockholders and the Cyclo stockholders decide how to vote their shares of AMTI common stock and/or shares of Cyclo common stock, as the case may be, with respect to the matters to be considered at the AMTI special meeting and the Cyclo special meeting, respectively.

Consummation of the Merger requires certain approvals by both AMTI stockholders and Cyclo stockholders. To obtain these required approvals, AMTI will hold the AMTI special meeting to request that the AMTI stockholders approve, among other things, a proposal to adopt the Merger Agreement (the “AMTI merger proposal”) and a proposal to approve the adjournment from time to time of the AMTI special meeting, if necessary, to solicit additional proxies if there are insufficient shares of AMTI common stock present in person or represented by proxy at the AMTI special meeting to constitute a quorum at the AMTI special meeting or any adjournment or postponement thereof (the “AMTI adjournment proposal”), and Cyclo will hold the Cyclo special meeting to request that the Cyclo stockholders approve, among other things, an amendment to the Cyclo charter (the “Cyclo charter amendment”) increasing the number of authorized shares of Cyclo common stock from 50,000,000 shares to 250,000,000 shares (the “Cyclo charter amendment proposal”), the issuance of shares of Cyclo common stock (the “share issuance”) in connection with the Merger (the “Cyclo share issuance proposal”) and a proposal to approve the adjournment from time to time of the Cyclo special meeting, if necessary, to solicit additional proxies if there are insufficient shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting to constitute a quorum at the Cyclo special meeting or any adjournment or postponement thereof (the “Cyclo adjournment proposal”). Further information about the AMTI special meeting, the Cyclo special meeting, the Merger Agreement, the Merger, the Cyclo charter amendment, and the share issuance is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus constitutes both a joint proxy statement of AMTI and Cyclo and a prospectus of Cyclo with respect to the Cyclo common stock to be issued in connection with the Merger. It is a joint proxy statement because it will be used by both AMTI in soliciting proxies from the AMTI stockholders and by Cyclo in soliciting proxies from the Cyclo stockholders. It is a prospectus because Cyclo, in connection with the Merger, is offering shares of Cyclo common stock in exchange for outstanding shares of AMTI common stock, as described in further detail elsewhere in this joint proxy statement/prospectus.

The enclosed proxy materials allow you to submit a proxy by telephone or over the Internet, or by signing and returning the enclosed proxy card in the postage-paid envelope provided, without attending the AMTI special meeting virtually or the Cyclo special meeting in person.

Your vote is very important. You are encouraged to submit your proxy as soon as possible by telephone or over the Internet, or by signing and returning the enclosed proxy card in the postage-paid envelope provided, even if you do plan to attend the AMTI special meeting virtually or the Cyclo special meeting in person.

Q:	Who is soliciting my proxy?

A:

Proxies in the form enclosed with this joint proxy statement/prospectus are being solicited from AMTI stockholders by the AMTI Board, officers, and employees and from Cyclo stockholders by the Cyclo Board, officers, and employees. No additional compensation will be paid to the directors, officers, and employees of AMTI or Cyclo in connection with such solicitation services.

In addition, Cyclo has engaged Okapi Partners LLC to assist in the solicitation of proxies for the Cyclo special meeting. Cyclo estimates it will pay Okapi Partners LLC a fee of approximately $9,500, plus costs and expenses. Cyclo has agreed to indemnify Okapi against various liabilities and expense that related to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	When and where will the meetings be held?

A:

The AMTI special meeting will be held virtually via the Internet on December 26, 2023 beginning at 10:00 a.m. (Pacific Time). There will not be a physical meeting location for the AMTI special meeting. You will be able to attend the AMTI special meeting by visiting www.virtualshareholdermeeting.com/AMTI2023SM and vote your shares electronically. If you plan to attend the AMTI special meeting, you will need the 16-digit control number included on your proxy card or voting instruction form that accompanies your proxy materials.

The Cyclo special meeting will be held on December 26, 2023 beginning at 10:00 a.m. (Eastern Time) at the offices of Fox Rothschild LLP, 101 Park Avenue, 17th Floor, New York, New York 10178. If you wish to attend the Cyclo special meeting in person, you must register in advance by contacting Okapi Partners LLC, Cyclo’s proxy solicitor, no later than at noon (Eastern Time) on December 22, 2023. You may contact Okapi Partners LLC, by emailing info@okapipartners.com or calling toll-free at (855) 305-0857, or for banks, brokers, and other nominees, collect at (212) 297-0720.

When contacting Okapi Partners LLC, please provide your name, the name under which you hold common stock of record or evidence of your beneficial ownership of common stock. As noted above, if you own common stock in street name you must obtain a “legal proxy” from the bank or brokerage firm that holds your shares in order to vote your shares at the special meeting. On the day of the special meeting, each stockholder will be required to present a valid picture identification such as a driver’s license or passport and evidence of your beneficial ownership of Cyclo common stock.

Q:	What will AMTI stockholders receive in the Merger?

A:	In connection with the closing of the Merger, AMTI stockholders will have the right to receive, for each share of AMTI common stock held by such stockholder, a number of shares of Cyclo common stock equal to the Exchange Ratio, as described in more detail in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 141 of the accompanying joint proxy statement/prospectus. No fractional shares of Cyclo common stock will be issued in connection with the Merger and the number of shares of Cyclo common stock to be issued to AMTI stockholders shall be rounded up to the nearest whole share. Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023, it is expected that Cyclo stockholders and certain other equity holders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders and certain other equityholders will own approximately 25% of the outstanding common stock of the combined company.

Cyclo stockholders will continue to own their existing shares of Cyclo common stock. Cyclo common stock is currently traded on Nasdaq under the symbol “CYTH,” and AMTI common stock is currently traded on Nasdaq under the symbol “AMTI.” You are encouraged to obtain current market quotations of Cyclo common stock and AMTI common stock before voting.

Q:	After applying the Exchange Ratio, how will fractional shares be handled?

A:

No fractional shares of Cyclo common stock will be issued in connection with the Merger and the number of shares of Cyclo common stock to be issued to AMTI stockholders shall be rounded up to the nearest whole share.

Q:	How does the Exchange Ratio affect the ownership of Cyclo after completion of the Merger?

A:

The Exchange Ratio will determine the relative ownership percentages of the current Cyclo stockholders and the current AMTI stockholders in the combined company. The Exchange Ratio will adjust based on AMTI’s net cash and number of issued and outstanding shares at the closing of the Merger. Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023 and the anticipated amount of AMTI’s net cash at closing of the Merger of approximately $12.4 million, it is expected that Cyclo stockholders and certain other equity holders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders and certain other equityholders will own approximately 25% of the outstanding common stock of the combined company.

Q:	Who is entitled to vote?

A:	AMTI: AMTI has fixed the close of business on November 17, 2023 as the record date for determining the AMTI stockholders who are entitled to notice of and to vote at the AMTI special meeting. If you were a holder of record of AMTI common stock as of the close of business on November 17, 2023, you are entitled to receive notice of and to vote at the AMTI special meeting and any adjournments thereof.

Cyclo: Cyclo has fixed the close of business on November 17, 2023 as the record date for determining the Cyclo stockholders who are entitled to notice of and to vote at the Cyclo special meeting. If you were a holder of record of Cyclo common stock as of the close of business on November 17, 2023, you are entitled to receive notice of and to vote at the Cyclo special meeting and any adjournments thereof.

Q:	How do I vote?

A:

If you are a stockholder of record of AMTI as of the record date for the AMTI special meeting, or a stockholder of record of Cyclo as of the record date for the Cyclo special meeting, you may submit your proxy before your respective company’s special meeting in one of the following ways:

1.	visit the website shown on your proxy card to submit your proxy via the Internet;

2.	call the toll-free number for telephone proxy submission shown on your proxy card; or

3.	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope provided.

You may also cast your vote virtually at AMTI’s special meeting or in person at Cyclo’s special meeting held at the offices Fox Rothschild, LLP, 101 Park Avenue, New York, New York 10178.

If your shares are held in “street name,” through a bank, broker, or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Please follow the voting instructions provided by your bank, broker, or other nominee. “Street name” stockholders or stockholders who wish to vote virtually at AMTI’s special meeting or in person at Cyclo’s special meeting will need to obtain a “legal proxy” from their bank, broker, or other nominee.

Q:	What is the voting deadline?

A:

If you are an AMTI or Cyclo stockholder, any deadline for submitting a proxy using the Internet or the telephone will be provided on the proxy card or voting instruction form you receive. If you received your special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. For detailed information, see the sections entitled “The AMTI Special Meeting” and “The Cyclo Special Meeting,” respectively.

Q:	What vote is required to approve each proposal at the AMTI special meeting?

A:

AMTI merger proposal. Approval of the AMTI merger proposal requires the affirmative vote of AMTI stockholders representing a majority of the outstanding shares of AMTI common stock entitled to vote thereon. Failure to vote at the AMTI special meeting or vote by proxy at the AMTI special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the AMTI merger proposal. Shares of AMTI common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

AMTI advisory compensation proposal. Approval of the AMTI advisory compensation proposal requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon. For the AMTI advisory compensation proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of AMTI common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

AMTI adjournment proposal. Approval of the AMTI adjournment proposal requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon. For the AMTI adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of AMTI common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Q:	How does the AMTI Board recommend that AMTI stockholders vote?

A:

At a meeting of the AMTI Board on September 20, 2023, the AMTI Board: (1) determined that the Merger Agreement and all related transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of AMTI and its stockholders; (2) approved the execution and delivery of the Merger Agreement by AMTI, the performance by AMTI of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the stockholders of AMTI adopt the Merger Agreement and approve the transactions contemplated thereby; and (4) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of AMTI at a meeting thereof. The AMTI Board recommends that AMTI stockholders vote “FOR” the AMTI merger proposal, “FOR” the AMTI advisory compensation proposal, and, if necessary, “FOR” the AMTI adjournment proposal.

Q:	How many votes do AMTI stockholders have?

A:

You are entitled to one vote for each share of AMTI common stock that you owned as of the AMTI record date. As of the AMTI record date, there were 41,848,990 issued and outstanding shares of AMTI common stock and AMTI’s directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 4,723,405 shares of AMTI common stock, representing 11.3% of the voting power of the outstanding shares of AMTI common stock. As described above, approval of the AMTI merger proposal requires the affirmative vote of AMTI stockholders representing a majority (over 50%) of the outstanding shares of AMTI common stock entitled to vote thereon. The AMTI advisory compensation proposal requires the affirmative vote of AMTI stockholders representing a majority (over 50%) of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon. The AMTI adjournment proposal requires the affirmative vote of AMTI stockholders representing a majority (over 50%) of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon.

In connection with the execution of the Merger Agreement, Cyclo entered into Voting Agreements with each of AMTI’s directors and officers (in each case, solely in their respective capacities as AMTI stockholders, the “AMTI Supporting Holders”), collectively owning approximately 11.3% of the outstanding shares of AMTI common stock as of November 17, 2023, pursuant to which the AMTI Supporting Holders have agreed, among other things, to vote all of the shares of AMTI common stock beneficially owned by them in favor of the AMTI merger proposal and the AMTI adjournment proposal.

Q:	What vote is required to approve each proposal at the Cyclo special meeting?

A:

Cyclo charter amendment proposal. Approval of the Cyclo charter amendment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock outstanding. For the Cyclo charter amendment proposal, abstentions and broker non-votes will have the same effect as a vote against the proposal. If you do not attend the Cyclo special meeting in person or by proxy and fail to vote, it will have the same effect as a vote against the proposal. Shares of Cyclo common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Cyclo share issuance proposal. Approval of the Cyclo share issuance proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon. For the Cyclo share issuance proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. If you do not attend the Cyclo special meeting in person or by proxy and fail to vote, there will be no effect on the outcome of the Cyclo share issuance proposal. Shares of Cyclo common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Cyclo adjournment proposal. Approval of the Cyclo adjournment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon. For the Cyclo adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. If you do not attend the Cyclo special meeting in person or by proxy and fail to vote, there will be no effect on the outcome of the Cyclo adjournment proposal. Shares of Cyclo common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Q:	How does the Cyclo Board recommend that Cyclo stockholders vote?

A:

The Cyclo Board recommends that the stockholders vote for (i) the approval of the charter amendment proposal, (ii) the approval of the share issuance proposal and (iii) in favor of the adjournment proposal.

Q:	How many votes do Cyclo stockholders have?

A:	You are entitled to one vote for each share of Cyclo common stock that you owned as of the Cyclo record date. As of the Cyclo record date, there were issued and outstanding 22,768,341 shares of Cyclo common stock and Cyclo’s directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 15,788,294 shares of Cyclo common stock, representing 61.26% of the voting power of the outstanding shares of Cyclo common stock. As described above, approval of the Cyclo charter amendment proposal requires the affirmative vote of Cyclo stockholders representing a majority (over 50%) of the voting power of the shares of Cyclo common stock outstanding. The Cyclo share issuance proposal and Cyclo adjournment proposal each require the affirmative vote of Cyclo stockholders representing a majority (over 50%) of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

AMTI: Failure to vote at the AMTI special meeting or by proxy at the AMTI special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the AMTI merger proposal. For the AMTI advisory compensation proposal and the AMTI adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of AMTI common stock represented by properly executed, timely received, and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Cyclo: Abstentions will have the same effect as a vote against each of the Cyclo share issuance proposal and the Cyclo adjournment proposal, and broker non-votes will have no effect on the outcome of either proposal. If you do not attend the Cyclo special meeting in person or by proxy and fail to vote, there will be no effect on the outcome of either proposal. Abstentions, broker non-votes, and failure to vote will each have the same effect as a vote against the Cyclo charter amendment proposal. Shares of Cyclo common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Q:	What are “broker non-votes”?

A:

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the AMTI special meeting and Cyclo special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at each special meeting. Broker non-votes, if any, will have the same effect as a vote against the AMTI merger proposal, will have no effect on the outcome of either the AMTI advisory compensation proposal or the AMTI adjournment proposal, will have the same effect as a vote against the Cyclo charter amendment proposal, and will have no effect on the outcome of either the Cyclo share issuance proposal or the Cyclo adjournment proposal.

Q:	What constitutes a quorum?

A:

AMTI: The holders of a majority of the AMTI common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum. Shares of AMTI common stock represented at the AMTI special meeting by attendance via the virtual special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the AMTI special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the AMTI special meeting.

Cyclo: The holders of one-third of the voting power of Cyclo, present in person or represented by proxy, shall constitute a quorum. Shares of Cyclo common stock represented at the Cyclo special meeting by attendance in person at special meeting or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Cyclo special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Cyclo special meeting.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:

If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, then the broker, bank, trust company or other nominee is considered to be the stockholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In the latter case, your shares are said to be held in “street name.”

Q:	If I am a beneficial owner of shares held in street name, how do I vote?

A:

If you are not a stockholder of record but instead hold your shares in a stock brokerage account, or if your shares are held by a bank, trust company or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. If you are an AMTI or Cyclo stockholder but not a stockholder of record and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the AMTI merger proposal and the Cyclo charter amendment proposal and will have no effect on the outcome of the AMTI advisory compensation proposal, the Cyclo share issuance proposal, or the AMTI or Cyclo adjournment proposals, respectively.

Please follow the voting instructions provided by your broker or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to AMTI or Cyclo, respectively, or by voting at your special meeting. Further, brokers who hold shares of AMTI or Cyclo common stock on behalf of their customers may not give a proxy to AMTI or Cyclo, respectively, to vote those shares without specific instructions from their customers.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

AMTI: If you are an AMTI stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of AMTI common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the AMTI special meeting and will be voted “FOR” that proposal.

Cyclo: If you are a Cyclo stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Cyclo common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo special meeting and will be voted “FOR” that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the respective special meeting. You can do this in the following ways:

●	you can send a signed notice of revocation;

●	you can grant a new, valid proxy bearing a later date;

●	you can vote again by telephone or the Internet at a later time; or

●

if you are a holder of record, by voting at the applicable special meeting, which will automatically cancel any proxy previously given, or you may revoke your proxy by attending the applicable special meeting, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must provide your notice of revocation or your new proxy to the secretary of AMTI or Cyclo, respectively, prior to your shares being voted. If your shares are held in street name by your broker or nominee, you should contact them to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A:

Please vote each proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. If shares are held in more than one name, stockholders will receive more than one proxy or voting instruction card. Please vote each proxy and voting instruction card you receive.

Q:	Is there a list of stockholders entitled to vote at each special meeting?

A:

AMTI: The names of stockholders of record entitled to vote at the AMTI special meeting will be available at the AMTI special meeting and for 10 days prior to the AMTI special meeting for any purpose germane to the special meeting at www.virtualshareholdermeeting.com/AMTI2023SM.

Cyclo: The names of stockholders of record entitled to vote at the Cyclo special meeting will be available at Cyclo’s principal place of business, located at 6714 NW 16th Street, Suite B, Gainesville, FL 32653, at least 10 days prior to the date of the Cyclo special meeting and continuing through the date of the Cyclo Special Meeting between the hours of 9:00 a.m. and 5:00 p.m. (Eastern Time).

Q:	What happens if I sell my shares of AMTI or Cyclo common stock before the AMTI or Cyclo special meeting, respectively?

A:

The AMTI and Cyclo record dates are earlier than the date of the respective special meetings. If you transfer your shares of AMTI or Cyclo common stock after the AMTI or Cyclo record date but before the AMTI or Cyclo special meeting, respectively, you will retain your right to vote at said special meeting. AMTI stockholders who make such a sale will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your shares of AMTI common stock through the Effective Time of the Merger.

Q:	What will happen to my AMTI stock options, restricted stock units and/or performance stock units at the time of the Merger?

A:	Treatment of Stock Options. Each option to purchase shares of AMTI common stock (each, an “AMTI Option”) that is outstanding immediately prior to the Effective Time and has an exercise price per share that is equal to or less than $0.40 will be automatically assumed and converted as of the Effective Time into an option to acquire, on the same terms and conditions as were applicable under such AMTI Option, except to the extent such terms or conditions are rendered inoperative by the transactions contemplated in the Merger Agreement, the number of shares of Cyclo common stock determined by multiplying the number of shares of AMTI common stock subject to such AMTI Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such AMTI Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent). Each AMTI Option that is outstanding immediately prior to the Effective Time and has an exercise price per share that is greater than $0.40 will be automatically cancelled and extinguished for no consideration.

Treatment of Restricted Stock Unit Awards and Performance Stock Unit Awards. Each award of restricted stock units of AMTI (each, an “AMTI RSU Award”) and each award of performance stock units of AMTI (each, an “AMTI PSU Award”) will be fully settled prior to the Effective Time, including any payment or satisfaction of all tax liabilities associated with such settlement, by AMTI.

Q:	How will the rights of AMTI stockholders change after the Merger?

A:

AMTI stockholders will receive shares of Cyclo common stock in connection with the Merger and will no longer be stockholders of AMTI following the Merger. Their rights as holders of Cyclo common stock will be governed by the amended and restated certificate of incorporation of Cyclo and Cyclo’s bylaws. For additional information on stockholder rights, see the section entitled “Comparison of Rights of Holders of Cyclo Common Stock and AMTI Common Stock.”

The rights of Cyclo stockholders will remain the same as prior to the Merger.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of AMTI common stock?

A:

The consideration received by a U.S. Holder (as defined under the section entitled “Material U.S. Federal Income Tax Consequences”) pursuant to the Merger is intended to be treated as taxable stock consideration for AMTI common stock in a transaction to which Section 1001 of the Internal Revenue Code of 1986, as amended (the “Code”), applies. AMTI stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Q:	Are there any risks that I should consider in deciding how to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” of this joint proxy statement/prospectus.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed for any reason, AMTI stockholders will not receive the Merger Consideration issuable under the Merger Agreement. Instead, Cyclo and AMTI will remain separate companies. In specified circumstances, either Cyclo or AMTI may be required to pay to the other party a termination fee, as described below under “The Merger Agreement—Termination Fees.”

Q:	When do you expect the Merger to be completed?

A:

Cyclo and AMTI intend to complete the Merger as soon as reasonably practicable and currently anticipate the closing of the Merger to occur in the last quarter of 2023 (in the event AMTI stockholders adopt the Merger Agreement and Cyclo stockholders approve the share issuance), following the satisfaction of all the conditions to completion of the Merger. However, the Merger is subject to the satisfaction or waiver of certain conditions and it is possible that factors outside the control of Cyclo and AMTI could result in the Merger being completed at a later time or not at all. There can be no assurances as to when or if the Merger will close. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” for more information.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. Even if you plan to attend the AMTI special meeting virtually or the Cyclo special meeting, in person, after carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the applicable special meeting.

Q:	Do I need to do anything with my AMTI common stock held in book entry form now?

A:

No. As soon as reasonably practicable after the Merger is completed, the Surviving Corporation will instruct Cyclo’s exchange agent, VStock Transfer, LLC (the “exchange agent”) to provide an agent’s message in customary form to the record holder of AMTI common stock represented by book entry. Upon receipt of such “agent’s message,” the holder of such book entry shares shall be entitled to receive in exchange therefor the number of whole shares of Cyclo common stock, if any, pursuant to the Exchange Ratio. Until surrendered pursuant to the Merger Agreement, each AMTI book entry share shall be deemed after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration. The shares of Cyclo common stock you receive in the Merger will be issued in book-entry form.

Q:	Are stockholders entitled to appraisal rights?

A:	Under Delaware law, AMTI stockholders are not entitled to appraisal rights in connection with the AMTI merger proposal.

Under Nevada law, Cyclo stockholders are not entitled to appraisal rights in connection with the issuance of shares of Cyclo common stock in the Merger pursuant to the terms of the Merger Agreement.

Q:	How can I contact Cyclo’s or AMTI’s transfer agent?

A:

You may contact Cyclo’s transfer agent by writing to 18 Lafayette Place, Woodmere, NY 11598, or by telephoning (212) 828-8436. You may contact AMTI’s transfer agent by writing to 6201 15th Avenue, Brooklyn, New York 11219, or by telephoning (800) 937-5449.

Q:	Who should I contact if I have any questions about the proxy materials or about voting?

A:

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should, if you are an AMTI stockholder, contact AMTI by telephone at (650) 392-0420 or by email at corporate.secretary@appliedmt.com.

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should, if you are a Cyclo stockholder, contact Cyclo’s proxy solicitor at:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms Please Call (212) 297-0720

Shareholders and All Others Call Toll-Free: (855) 305-0857

Email: info@okapipartners.com

Q:	Who is the exchange agent in the Merger?

A:	VStock Transfer, LLC will be the exchange agent for the Merger.

Q:	Where can I find more information about Cyclo and AMTI?

A:	You can find more information about Cyclo and AMTI from the various sources described under “Where You Can Find More Information.”

PROSPECTUS SUMMARY

This summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated herein by reference and may not contain all of the information that is important to you. To more fully understand the Merger and the other matters to be voted on by AMTI stockholders and Cyclo stockholders at the AMTI special meeting and Cyclo special meeting, respectively, and to obtain a more complete description of the terms of the Merger Agreement, you should carefully read this entire joint proxy statement/prospectus, including the annexes hereto, and the documents to which AMTI and Cyclo refer you. You should also read and consider the important business and financial information about AMTI and Cyclo in the documents incorporated by reference into this joint proxy statement/prospectus described under “Incorporation of Certain Information by Reference,” as well as the additional information described under “Where You Can Find More Information.” AMTI and Cyclo have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

Defined terms used in this summary but not previously defined in this joint proxy statement/prospectus shall have the meanings set forth in “The Merger” and “The Merger Agreement” sections of this joint proxy statement/prospectus.

The Companies (see page 83)

Applied Molecular Transport Inc.

AMTI is a clinical-stage biopharmaceutical company that has a proprietary technology platform that enables the design of novel biologic product candidates in patient-friendly oral dosage forms. AMTI has decided to discontinue research activities.

In March 2023, AMTI announced that it had commenced a process to explore strategic alternatives that resulted in AMTI entering into the Merger Agreement with Cyclo on September 21, 2023. In addition, AMTI is actively seeking to sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of the assets that relate to AMTI’s platform technology at any time prior to, or concurrently with, the closing of the Merger.

AMTI was incorporated in the State of Delaware in November 2016. AMTI operates under a fully-remote model and does not have a principal executive office.

Cyclo Therapeutics, Inc.

Cyclo is a clinical stage biotechnology company that develops cyclodextrin-based products for the treatment of neurodegenerative diseases. Cyclo filed a Type II Drug Master File with the U.S. Food and Drug Administration (“FDA”) in 2014 for its lead drug candidate, Trappsol® Cyclo™ (hydroxypropyl beta cyclodextrin) as a treatment for Niemann-Pick Type C disease (“NPC”). NPC is a rare and fatal autosomal recessive genetic disease resulting in disrupted cholesterol metabolism that impacts the brain, lungs, liver, spleen, and other organs. In 2015, Cyclo launched an International Clinical Program for Trappsol® Cyclo™ as a treatment for NPC. In 2016, Cyclo filed an Investigational New Drug application (“IND”) with the FDA, which described its Phase I clinical plans for a randomized, double blind, parallel group study at a single clinical site in the U.S. The Phase I study evaluated the safety and pharmacokinetics of Trappsol® Cyclo™ along with markers of cholesterol metabolism and markers of NPC during a 12-week treatment period of intravenous administration of Trappsol® Cyclo™ every two weeks to participants 18 years of age and older. The IND was approved by the FDA in September 2016, and in January 2017 the FDA granted Fast Track designation to Trappsol® Cyclo™ for the treatment of NPC. Initial patient enrollment in the U.S. Phase I study commenced in September 2017, and in May 2020 Cyclo announced Top Line data showing a favorable safety and tolerability profile for Trappsol® Cyclo™ in this study.

Cyclo has also completed a Phase I/II clinical study approved by European regulatory bodies with clinical trial centers in the United Kingdom (“UK”), Sweden, and in Israel. The Phase I/II study evaluated the safety, tolerability, and efficacy of Trappsol® Cyclo™ through a range of clinical outcomes, including neurologic, respiratory, and measurements of cholesterol metabolism and markers of NPC. Consistent with the 12-week phase 1 study (single US site), the European/Israel study administered Trappsol® Cyclo™ intravenously to NPC patients every two weeks in a double-blind, randomized trial, but differs in that the study period was for 48 weeks (24 doses). In March of 2021, Cyclo announced that 100% of patients who completed the trial (9 out of 12) improved or remained stable, and 89% met the efficacy outcome measure of improvement in at least two domains of the 17-domain NPC severity scale.

Additionally, in February 2020, Cyclo had a face-to-face “Type C” meeting with the FDA with respect to the initiation of its pivotal Phase III clinical trial of Trappsol® Cyclo™ based on the clinical data obtained to date. At that meeting, Cyclo also discussed with the FDA submitting a New Drug Application (“NDA”) under Section 505(b)(1) of the Federal Food, Drug, and Cosmetic Act for the treatment of NPC in pediatric and adult patients with Trappsol® Cyclo™. A similar request was submitted to the European Medicines Agency (“EMA”) in February 2020, seeking scientific advice and protocol assistance from the EMA for proceeding with a Phase III clinical trial in Europe. In October 2020, Cyclo received a “Study May Proceed” notification from the FDA with respect to the proposed Phase III clinical trial, and in June of 2021, Cyclo commenced enrollment in TransportNPC, a pivotal Phase III study of Trappsol® Cyclo™ for the treatment of NPC.

Preliminary data from Cyclo’s completed clinical studies suggest that Trappsol® Cyclo™ clears toxic deposits of cholesterol and other lipids from cells, has a consistent pharmacokinetic profile peripherally, and crosses the blood-brain-barrier in individuals suffering from NPC, and results in neurological and neurocognitive benefits and other clinical improvements in NPC patients. The full significance of these findings will be determined as part of the final analysis of data derived from Cyclo’s clinical trials (both completed and ongoing).

On May 17, 2010, the FDA designated Trappsol® Cyclo™ as an orphan drug for the treatment of NPC, which would provide Cyclo with the exclusive right to sell Trappsol® Cyclo™ for the treatment of NPC for seven years following FDA drug approval. In April 2015, Cyclo also obtained Orphan Drug Designation for Trappsol® Cyclo™ in Europe, which will provide Cyclo with 10 years of market exclusivity following regulatory approval, which period will be extended to 12 years upon acceptance by the EMA’s Pediatric Committee of Cyclo’s pediatric investigation plan (“PIP”) demonstrating that Trappsol® Cyclo™ addresses the pediatric population. On January 12, 2017, Cyclo received Fast Track Designation from the FDA, and on December 1, 2017, the FDA designated NPC a Rare Pediatric Disease.

Cyclo is also exploring the use of cyclodextrins in the treatment of Alzheimer’s disease. In January 2018, the FDA authorized a single patient IND expanded access program using Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. After 18 months of treatment in this geriatric patient with late-onset disease, the disease was stabilized and the drug was well tolerated. The patient also exhibited signs of improvement with less volatility and shorter latency in word-finding. Cyclo prepared a synopsis for an early stage protocol using Trappsol® Cyclo™ intravenously to treat Alzheimer’s disease that was presented to the FDA in January of 2021. Cyclo received feedback from the FDA on this synopsis in April 2021 and incorporated the feedback into an IND for a Phase II study for the treatment of Alzheimer’s disease with of Trappsol® Cyclo™ that Cyclo submitted to the FDA in November 2021. In December of 2021, Cyclo received IND clearance from the FDA, allowing it to proceed with its Phase II study of Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. U.S. sites for the study were activated during the second half of 2022, with patient dosing beginning in the first quarter of 2023.

Cyclo filed an international patent application in October 2019 under the Patent Cooperation Treaty directed to the treatment of Alzheimer’s disease with cyclodextrins and is pursuing national and regional stage applications based on this international application. The terms of any patents resulting from these national or regional stage applications would be expected to expire in 2039 if all the requisite maintenance fees are paid.

Cyclo also continues to operate its legacy fine chemical business, consisting of the sale of cyclodextrins and related products to the pharmaceutical, nutritional, and other industries, primarily for use in diagnostics and specialty drugs. However, Cyclo’s core business has transitioned to a biotechnology company primarily focused on the development of cyclodextrin- based biopharmaceuticals for the treatment of disease from a business that had been primarily reselling basic cyclodextrin products.

The principal executive offices of Cyclo are located at 6714 NW 16th Street, Suite B, Gainesville, Florida 32653. Its telephone number is (386) 418-8060, and its website is www.cyclotherapeutics.com. Information on this Internet web site is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

Cameo Merger Sub, Inc.

Merger Sub is a direct, wholly owned subsidiary of Cyclo and was formed solely for the purpose of carrying out the Merger. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, with AMTI surviving the Merger as a direct wholly owned subsidiary of Cyclo.

The principal executive offices of Merger Sub are located at 6714 NW 16th Street, Suite B, Gainesville, Florida 32653. Its telephone number is (386) 418-8060.

The Merger and Voting Agreements (See Pages 104, 156)

The AMTI Board and the Cyclo Board have each approved the Merger Agreement, pursuant to which Merger Sub, a direct wholly owned subsidiary of Cyclo, will merge with and into AMTI, with AMTI surviving the Merger. As a result of the Merger, AMTI will become a direct wholly owned subsidiary of Cyclo. Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023 and the expected AMTI net cash at closing of approximately $12.4 million, it is expected that Cyclo stockholders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders will own approximately 25% of the outstanding common stock of the combined company.

At the AMTI special meeting to be held at 10:00 a.m. (Pacific Time) on  December 26, 2023, via the Internet at www.virtualshareholdermeeting.com/AMTI2023SM, AMTI stockholders will be asked to consider and vote upon the AMTI merger proposal, the AMTI advisory compensation proposal, and the AMTI adjournment proposal. In connection with the execution of the Merger Agreement, Cyclo entered into Voting Agreements with each of AMTI’s directors and officers (in each case, solely in their respective capacities as AMTI stockholders, the “AMTI Supporting Holders”), collectively owning approximately 11.3% of the outstanding shares of AMTI common stock as of November 17, 2023, pursuant to which AMTI’s directors and officers have agreed, among other things, to vote all of the shares of AMTI common stock beneficially owned by them in favor of the AMTI merger proposal and the AMTI adjournment proposal.

At the Cyclo special meeting to be held at 10:00 a.m. (Eastern Time), on December 26, 2023, at the offices of Fox Rothschild, LLP, 101 Park Avenue, New York, New York 10178, Cyclo stockholders will be asked to consider and vote upon the Cyclo charter amendment proposal, the Cyclo share issuance proposal and the Cyclo adjournment proposal.

AMTI and Cyclo stockholders are receiving this joint proxy statement/prospectus in connection with AMTI’s and Cyclo’s solicitation of proxies for the AMTI special meeting and the Cyclo special meeting, respectively.

The Merger Agreement (See Page 140)

A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Cyclo and AMTI encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger.

Merger Consideration (See Page 141)

At the Effective Time, each share of AMTI common stock that is issued and outstanding immediately prior to the Effective Time (other than: (i) treasury shares, and (ii) any shares of AMTI common stock held directly by Cyclo or Merger Sub) will automatically be converted into the right to receive a number of shares of Cyclo’s common stock, equal to the Exchange Ratio. No fractional shares of Cyclo common stock will be issued in connection with the Merger and the number of shares of Cyclo common stock to be issued to AMTI stockholders will be rounded up to the nearest whole share. The Exchange Ratio and shares of Cyclo common stock to be issued to AMTI stockholders in connection with the Merger will be subject to adjustment for stock splits and similar events as provided in the Merger Agreement.

The Exchange Ratio was initially estimated to be 0.174 shares of Cyclo common stock for each share of AMTI common stock, but the actual Exchange Ratio will depend upon AMTI’s net cash and the number of shares of AMTI common stock outstanding at the closing of the Merger. Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023 and the anticipated AMTI net cash at closing of approximately $12.4 million, it is expected that Cyclo stockholders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders will own approximately 25% of the outstanding common stock of the combined company.

Risk Factors (See Page 25)

In evaluating the Merger and the proposals to be considered and voted on at the AMTI special meeting and the Cyclo special meeting, you should carefully review and consider the risk factors summarized below and set forth in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances summarized below or in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of Cyclo and AMTI to complete the Merger and (ii) the business, cash flows, financial condition and results of operations of Cyclo following consummation of the Merger. You should also consider the risks associated with the businesses of Cyclo and AMTI summarized below and in the documents incorporated by reference into this joint proxy statement/prospectus because these risks will also affect the combined company. The risks associated with the business of Cyclo can be found in Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as updated from time to time by Cyclo’s subsequent filings with the SEC. The risks associated with the business of AMTI can be found in the section entitled “Risk Factors—Risk Factors Related to AMTI” and in AMTI’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as updated from time to time by AMTI’s subsequent filings with the SEC.

The following is only a summary of principal risks that are related to the Merger, the businesses of Cyclo and AMTI and the business of Cyclo following the Merger. Such risks are discussed in more detail in the section entitled “Risk Factors” and you should read the section entitled “Risk Factors” carefully and in its entirety. Some of these risks include, but are not limited to, the following:

Risk Factors Related to the Merger

●	The failure to complete the Merger in a timely manner, or at all, may adversely affect the business and financial results of Cyclo and AMTI and their respective stock prices.
●	The tax treatment of the Merger is complex.
●	The Exchange Ratio will be determined in accordance with a formula and is not yet knowable. The actual Exchange Ratio could be materially different than currently anticipated.
●

Failure to complete the Merger may result in Cyclo or AMTI paying reimbursement of expenses to the other party or in the case of AMTI a termination fee to Cyclo, which could harm the common stock price and the future business and operations of each company.

●	Uncertainty about the Merger may adversely affect the respective business and stock price of Cyclo and AMTI, whether or not the Merger is completed.
●	While the Merger is pending, AMTI and Cyclo are each subject to contractual restrictions that could harm their respective business, operating results and stock prices.
●	The Merger Agreement limits AMTI’s ability to pursue alternative transactions which could deter a third party from proposing an alternative transaction.
●	The Merger will involve substantial costs incurred by each of AMTI and Cyclo.
●

The fairness opinion obtained by the AMTI Board from its financial advisor will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

●	Certain directors and executive officers of AMTI may have interests in the Merger that are or were different from, or in conflict with or in addition to, those of AMTI’s stockholders generally.
●	Holders of AMTI common stock will not be entitled to appraisal rights in the Merger.
●	Cyclo or AMTI may waive one or more of the closing conditions to the Merger without re-soliciting their respective stockholders.
●

After the Merger, AMTI stockholders will have a significantly lower ownership and voting interest in Cyclo than they currently have in AMTI and will exercise less influence over management and policies of the combined company.

●	AMTI and Cyclo may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Risk Factors Related to Cyclo Following the Merger

●	AMTI’s net cash available at closing may be substantially less than anticipated, and Cyclo may fail to realize the benefits expected from the Merger, which could adversely affect its stock price.
●	The acquisition of AMTI may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.
●

The unaudited pro forma combined condensed financial statements for Cyclo included in this joint proxy statement/prospectus is preliminary, and the actual financial position and operations of Cyclo after the Merger may differ materially from the unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus.

●	Cyclo’s future results will suffer if it does not effectively manage its cash expenditures following the Merger.
●	The market price of Cyclo common stock after completion of the Merger will continue to fluctuate, and may be affected by factors different from those affecting shares of AMTI common stock currently.

Risk Factors Related to AMTI

On March 27, 2023, AMTI announced the commencement of a process to explore strategic alternatives and engaged MTS as AMTI’s strategic financial advisor. AMTI also decided to discontinue research activities and focus on completing and closing out clinical trials. Then, on September 21, 2023, AMTI entered into the Merger Agreement with Cyclo. AMTI’s current operations include ongoing business development activities. As such, certain of the risks listed below may not currently apply to AMTI while its operations are focused on exploring strategic alternatives, maintaining and prosecuting its extensive intellectual property portfolio, and continuing business development activities. However, if AMTI advances development of its programs or assumes responsibility for a third party’s preclinical or clinical programs, research and development activities, manufacturing and other operations following a strategic transaction or otherwise, or if AMTI pursues some combination of the foregoing activities, many, if not all, of these risk factors will apply to it.

●	AMTI’s decision to discontinue its research and development efforts may not result in the anticipated savings and could disrupt its business.
●	AMTI’s ability to consummate a strategic transaction of any kind depends on AMTI’s ability to retain its employees required to consummate a strategic transaction as previously announced.
●	If AMTI is unable to successfully complete a strategic transaction, AMTI may be forced to curtail or cease operations altogether.
●

AMTI’s preclinical studies and clinical trials have failed to demonstrate evidence of the safety and efficacy of AMTI’s product candidates, which could prevent, delay, or limit the scope of regulatory approval and commercialization.

●	There has been substantial doubt as to AMTI’s ability to continue as a going concern. If AMTI does not maintain sufficient funding, AMTI may have to curtail or cease operations.
●	AMTI will need to obtain substantial additional capital to finance AMTI’s operations.
●	AMTI could be delisted from Nasdaq.
●	AMTI was early in its development efforts, has a limited operating history, and no products approved for commercial sale.
●	AMTI has incurred significant net losses in each period since inception, and AMTI expects to continue to incur net losses for the foreseeable future.
●	Raising additional capital may cause dilution to AMTI’s existing stockholders, restrict AMTI’s operations or require AMTI to relinquish rights to its technologies or product candidates.
●	AMTI may not be successful in its efforts to use and expand its technology platform to build a pipeline of oral biologic product candidates.
●	COVID-19 or other future public health crises could adversely impact AMTI’s business, including any future clinical trials and preclinical studies.
●	Research and development related to novel biological therapeutics is inherently risky and AMTI’s business is heavily dependent on the successful development of its product candidates.

●	AMTI may encounter delays in its preclinical studies or clinical trials, or may not be able to conduct or complete its preclinical studies or clinical trials on the timelines it expects.
●

AMTI has conducted clinical trials for AMT-101 and AMT-126 outside of the United States, and geopolitical events such as the conflict between Russia and Ukraine has delayed the completion of certain of AMTI’s clinical trials and increased costs associated with such clinical trials.

●	AMTI may be unable to obtain U.S. or foreign regulatory approval for AMTI’s product candidates and, as a result, may be unable to commercialize its product candidates.
●

Preliminary data from AMTI’s clinical trials that AMTI announces or publishes from time to time may change as additional patient data becomes available and is subject to verification procedures that could result in material changes in the final data or clinical conclusions.

●	AMTI’s success depends on AMTI’s ability to protect its intellectual property as well as operate without infringing on the rights of third parties.
●

AMTI is highly dependent on its key personnel and if AMTI is not successful in attracting, motivating, and retaining highly qualified personnel, AMTI may not be able to successfully implement its business strategy or execute a strategic transaction.

●

AMTI may in the future engage in strategic transactions, acquisitions, collaborations, or partnerships, which may increase AMTI’s capital requirements, dilute AMTI’s stockholders, cause AMTI to incur debt or assume contingent liabilities, require AMTI to relinquish rights to certain of its technologies or products that AMTI would otherwise seek to develop or commercialize itself, and subject AMTI to other risks.

●

The manufacturing of AMTI’s product candidates is complex. AMTI and AMTI’s third-party manufacturers may encounter difficulties in production. If AMTI encounters any such difficulties, AMTI’s ability to supply AMTI’s product candidates for clinical trials or, if approved, for commercial sale, could be delayed or halted entirely.

Information About the AMTI Special Meeting (See Page 86)

The AMTI special meeting will be held via live webcast on December 26, 2023, starting at 10:00 a.m. (Pacific Time). There will be no physical meeting location. In order to attend the AMTI special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to visit www.virtualshareholdermeeting.com/AMTI2023SM. Please be sure to follow the instructions found on your proxy card and/or voting authorization form. At the AMTI special meeting, AMTI stockholders will be asked to consider and vote upon the following proposals:

●	the AMTI merger proposal;

●	the AMTI advisory compensation proposal; and

●	the AMTI adjournment proposal.

Only holders of record of shares of AMTI common stock at the close of business on the AMTI record date will be entitled to notice of, and to vote at, the AMTI special meeting and any postponements or adjournments thereof. Holders of AMTI common stock at the close of business on the AMTI record date may cast one vote for each share of AMTI common stock that the holder owned as of the AMTI record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee. On the AMTI record date, there were outstanding a total of 41,848,990 shares of AMTI common stock entitled to vote at the AMTI special meeting. Holders of AMTI common stock at the close of business on the AMTI record date may cast one vote for each share of AMTI common stock that the holder owned as of the AMTI record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee.

Completion of the Merger is conditioned on the approval of the AMTI merger proposal. Approval of the AMTI merger proposal requires the affirmative vote of AMTI stockholders representing a majority of the outstanding shares of AMTI common stock entitled to vote thereon. The holders of a majority of the AMTI common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum. Shares of AMTI common stock represented at the AMTI special meeting by attendance via the virtual special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the AMTI special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the AMTI special meeting.

Recommendation of AMTI Board and AMTI’s Reasons for the Merger (See Page 117)

At a meeting of the AMTI Board held on September 20, 2023, the AMTI Board (i) determined that the Merger Agreement and all related transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of AMTI and its stockholders; (ii) approved the execution, delivery and performance of the Merger Agreement by AMTI, the performance by AMTI of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (iii) recommended that the stockholders of AMTI adopt the Merger Agreement and approve the transactions contemplated thereby; and (iv) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of AMTI at a meeting thereof.

Opinion of Financial Advisor to AMTI (See Page 124)

AMTI retained MTS as its financial advisor in connection with the Merger. MTS Securities, LLC, a wholly owned subsidiary of MTS (“MTS Securities”) rendered its written opinion to the AMTI Board on September 20, 2023 that, based upon the factors discussed in the written opinion, as of the date of the written opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of AMTI common stock (other than the excluded shares). The full text of MTS Securities’ written opinion, dated September 20, 2023, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in this joint proxy statement/prospectus in its entirety. The description of MTS Securities’ opinion set forth below is qualified in its entirety by reference to the full text of MTS Securities’ opinion. MTS Securities’ opinion was directed to the AMTI Board, in its capacity as such, and addressed only the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to the holders of shares of AMTI common stock as of the date of such opinion. It does not address any other aspects or implications of the Merger or in any manner address the prices at which the Cyclo common stock would trade following consummation of the Merger or at any time, and was not intended to and did not express any opinion or recommendation as to how the stockholders of AMTI should vote at the stockholders’ meetings to be held in connection with the Merger.

For additional details about the opinion that the AMTI Board received from MTS Securities, see Annex C and the section entitled “The Merger—Opinion of Financial Advisor to AMTI.”

Information About the Cyclo Special Meeting (See Page 94)

The Cyclo special meeting will be held at 10:00 a.m. (Eastern Time), on December 26, 2023 at the offices of Fox Rothschild, LLP, 101 Park Avenue, New York, New York 10178. At the Cyclo special meeting, Cyclo stockholders will be asked to consider and vote upon the following proposals:

●	the Cyclo charter amendment proposal;

●	the Cyclo share issuance proposal; and

●	the Cyclo adjournment proposal.

Only holders of record of shares of Cyclo common stock at the close of business on the Cyclo record date will be entitled to notice of, and to vote at, the Cyclo special meeting and any postponements or adjournments thereof. Holders of Cyclo common stock at the close of business on the Cyclo record date may cast one vote for each share of Cyclo common stock so held, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee. On the Cyclo record date, there were a total of shares of Cyclo common stock outstanding and entitled to vote at the Cyclo special meeting. As of the Cyclo record date, there were 22,768,341 outstanding shares of Cyclo common stock and Cyclo’s directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 15,788,294 shares of Cyclo common stock, representing 61.26% of the voting power of the outstanding shares of Cyclo common stock.

Completion of the Merger is conditioned on the approval of the Cyclo share issuance proposal. Approval of the Cyclo charter amendment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock outstanding. Approval of the Cyclo share issuance proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon. Approval of the Cyclo adjournment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon. The holders of one-third of the voting power of Cyclo, present in person or represented by proxy, shall constitute a quorum. Shares of Cyclo common stock represented at the Cyclo special meeting in person or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Cyclo special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Cyclo special meeting.

Recommendation of Cyclo Board and Cyclo’s Reasons for the Merger (See Page 120)

At  meetings of the Cyclo Board held on September 19, 2023 and November 1, 2023, the Cyclo Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance proposal contemplated thereby, are advisable, fair to and in the best interests of Cyclo and its stockholders; (2) approved the execution and delivery of the Merger Agreement by Cyclo, the performance by Cyclo of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; and (3) directed that the share issuance be submitted for consideration by the stockholders of Cyclo at a meeting thereof. At a meeting of the Cyclo Board held on November 1, 2023, the Cyclo Board determined that the charter amendment proposal is advisable, fair to and in the best interests of Cyclo and its stockholders and recommended that the charter amendment be submitted for consideration by the stockholders of Cyclo at meeting thereof.

In evaluating the Merger Agreement and the Merger, the Cyclo Board held numerous meetings and consulted with management and financial, accounting and legal advisors and considered a number of positive factors in favor of and potentially against the Merger. For the factors considered by the Cyclo Board in reaching its decision, see the section entitled “The Merger—Recommendation of the Cyclo Board and Cyclo’s Reasons for the Merger.”

The Cyclo Board recommends that Cyclo stockholders vote “FOR” the Cyclo charter amendment proposal, “FOR” the Cyclo share issuance proposal and “FOR” the Cyclo adjournment proposal.

Treatment of AMTI Equity Awards (See Page 142)

Treatment of Stock Options. Each AMTI Option that is outstanding immediately prior to the Effective Time and has an exercise price per share that is equal to or less than $0.40 will be automatically assumed and converted as of the Effective Time into an option to acquire, on the same terms and conditions as were applicable under such AMTI Option, except to the extent such terms or conditions are rendered inoperative by the transactions contemplated by the Merger Agreement, the number of shares of Cyclo common stock determined by multiplying the number of shares of AMTI common stock subject to such AMTI Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such AMTI Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent). Each AMTI Option that is outstanding immediately prior to the Effective Time and has an exercise price per share that is greater than $0.40 will be automatically cancelled and extinguished for no consideration.

         Treatment of Restricted Stock Unit Awards and Performance Stock Unit Awards. Each AMTI RSU Award and AMTI PSU Award will be fully settled prior to the Effective Time, including any payment or satisfaction of all tax liabilities associated with such settlement, by AMTI.

Interests of AMTI’s Directors and Executive Officers in the Merger (See Page 135)

Certain AMTI Board members and executive officers may be deemed to have interests in the Merger that are in addition to, or different from, the interests of other AMTI stockholders generally. These potential interests include:

●	in connection with the closing of the Merger, Cyclo has agreed to expand the Cyclo Board from nine to ten directors and to appoint Shawn Cross to the Cyclo Board;

●	continued indemnification in favor of the current and former directors and officers of AMTI, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance;

●

in connection with the Merger, each AMTI Option, AMTI RSU and AMTI PSU will receive the treatment described in the section entitled “The Merger Agreement—Treatment of AMTI Equity Awards” of this joint proxy statement/prospectus;

●

each outstanding award of AMTI RSUs will fully vest on the earlier of (i) December 1, 2023 and (ii) the date that a registration statement on Form S-4 related to the Merger is deemed effective by the SEC, subject to the applicable grantee’s continued service through such date;

●

each outstanding award of AMTI PSUs will fully vest on the date that a registration statement on Form S-4 related to the Merger is deemed effective by the SEC, subject to the applicable grantee’s continued service through such date;

●

Shawn Cross and Brandon Hants will be eligible to receive severance benefits and accelerated vesting of equity awards in accordance with the Senior Executive Change in Control and Severance Policy (the “AMTI Executive Severance Policy”) if there is a CIC Qualified Termination (as defined below) under the AMTI Executive Severance Policy;

●	certain additional AMTI employees will be eligible to receive severance benefits and accelerated vesting of equity awards in connection with the Merger;

●	Brandon Hants has been granted 50,000 AMTI Options, effective as of the day that is one business day prior to, and contingent upon, the closing of the Merger; and

●

at the closing of the Merger, the unvested options held by AMTI’s non-employee directors will accelerate vesting, subject to the applicable non-employee director’s continued service as a non-employee director through such date.

For additional details about these interests, see the section entitled “The Merger—Interests of AMTI’s Directors and Executive Officers in the Merger.”

Interests of Cyclo’s Directors and Executive Officers in the Merger (See Page 138)

Certain Cyclo Board members and executive officers may be deemed to have interests in the Merger that are in addition to, or different from, the interests of other Cyclo stockholders generally. The Cyclo Board was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement and in making the recommendation that Cyclo stockholders approve the share issuance in connection with the Merger. These potential interests include:

●

Cyclo’s directors are expected to continue to serve on the board of directors of the combined company after the Effective Time of the Merger and will continue to be eligible to be compensated pursuant to the Cyclo non-employee director compensation policy.

●	Cyclo’s executive officers are expected to continue to serve in their respective positions as executive officers of the combined companies.

For additional details about these interests, see the section entitled “The Merger—Interests of Cyclo’s Directors and Executive Officers in the Merger.”

Principal Stockholders of AMTI (See Page 172)

The following table sets forth certain information with respect to the beneficial ownership of AMTI common stock as of November 17, 2023, based on 41,848,990 shares of AMTI common stock outstanding as of such date.

5% Holders	Number of Shares Beneficially Owned	Beneficial Ownership (%)
Entities affiliated with EPIQ Capital Group, LLC One Lombard Street, Suite 200 San Francisco, CA 94111	8,264,240	19.7%
Entities affiliated with Founders Fund One Letterman Drive Building D, Suite 500 San Francisco, CA 94129	4,438,222	10.6%
Tahir Mahmood, Ph.D. c/o The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	4,211,877(1)	10.0%
Randall Mrsny, Ph.D. c/o University of Bath Department of Life Sciences Centre for Therapeutic Innovation Claverton Down, Bath, BA2 7AY, U.K.	3,607,839	8.6%

(1)	Excludes 443,055 AMTI PSUs that vest upon the effectiveness of the registration statement on Form S-4.

Principal Stockholders of Cyclo (See Page 170)

The following table sets forth certain information with respect to the beneficial ownership of Cyclo common stock as of November 17, 2023, based on 22,768,341 shares of Cyclo common stock outstanding as of such date.

5% Holders	Number of Shares Beneficially Owned	Beneficial Ownership (%)
Rafael Holdings, Inc. 520 Broad Street Newark N.J. 07102	12,780,543	48.19%
Armistice Capital Master Fund Ltd. c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor New York, NY 10022	2,144,805	8.61%
N. Scott Fine 6714 NW 16th Street, Suite B Gainesville, Florida 32653	1,183,844	5.10%

Ownership of the Combined Company (See Page 138)

The following table sets forth certain information with respect to the beneficial ownership of the combined company as of November 17, 2023, based on 30,768,341 shares of Cyclo common stock outstanding following the Merger.

5% Holders	Number of Shares Beneficially Owned	Beneficial Ownership (%)
Rafael Holdings, Inc. 520 Broad Street Newark N.J. 07102	12,780,543	37.02%
Armistice Capital Master Fund Ltd. c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor New York, NY 10022	2,144,805	6.52%
Entities affiliated with EPIQ Capital Group, LLC One Lombard Street, Suite 200 San Francisco, CA 94111	1,437,978	4.67%

Reasonable Best Efforts; Regulatory Approvals (See Pages 150 and 138)

Each of Cyclo, Merger Sub and AMTI has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the transactions related thereto.

Neither Cyclo nor AMTI is aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. For more information, see the section entitled “The Merger Agreement—Regulatory Approvals.”

Accounting Treatment of the Merger (See Page 139)

The Merger is being accounted for as an in-substance recapitalization of Cyclo, as the assets and liabilities being acquired consist almost entirely of cash and cash equivalents and nominal assets. For more information on the accounting treatment see the section entitled “The Merger—Accounting Treatment.”

Material U.S. Federal Income Tax Consequences of the Merger (See Page 174)

The consideration received by a U.S. Holder (as defined under the section entitled “Material U.S. Federal Income Tax Consequences”) pursuant to the Merger is intended to be treated as taxable stock consideration for AMTI common stock in a transaction to which Section 1001 of the Code applies.

The U.S. Holder generally will recognize a gain or loss equal to the difference, if any, between (i) the fair market value of the shares of Cyclo common stock received in the Merger and (ii) such U.S. Holder’s adjusted tax basis in its shares of AMTI common stock exchanged pursuant to the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such shares exceeds one year at the time of the Merger.

Please carefully review the information under the section entitled “Material U.S. Federal Income Tax Consequences” below for a more detailed summary of the U.S. federal income tax consequences of the Merger. The tax consequences of the transactions to each AMTI stockholder may depend on such holder’s particular facts and circumstances. AMTI stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances.

Comparison of the Rights of Holders of Cyclo Common Stock and AMTI Common Stock (See Page 164)

Upon completion of the Merger, AMTI stockholders will become stockholders of Cyclo and their rights will be governed by Nevada law and the governing corporate documents of Cyclo. AMTI stockholders will have, in some respects, different rights once they become Cyclo stockholders due to differences between Delaware and Nevada law and between the governing corporate documents of each of the entities. These differences are described in detail in “Comparison of Rights of Holders of Cyclo Common Stock and AMTI Common Stock.”

Listing of Cyclo Common Stock; Delisting and Deregistration of AMTI Common Stock (See Page 139)

Cyclo’s common stock is currently traded on Nasdaq under the symbol “CYTH.” It is a closing condition that the shares of Cyclo’s common stock to be issued in the Merger pursuant to the Merger Agreement are approved for listing on Nasdaq. In addition, following the consummation of the Merger, AMTI common stock will be delisted from Nasdaq, deregistered under the Exchange Act and cease to be publicly traded, and AMTI will no longer be required to file periodic reports with the SEC with respect to AMTI common stock.

On May 14, 2023, Cyclo received a letter from the Listing Qualifications Staff (“Nasdaq Staff”) stating that Cyclo was not in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Rule”) because its stockholders’ equity of $(438,876) as of March 31, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023, was below the minimum requirement of $2.5 million.

Pursuant to Nasdaq’s Listing Rules, Cyclo submitted to Nasdaq a plan to regain compliance with the Stockholders’ Equity Rule (a “Compliance Plan”). On August 1, 2023, Nasdaq notified Cyclo that based on its review of the Compliance Plan, Cyclo has been granted an extension to regain compliance with the Rule. As of August 1, 2023, Cyclo completed a private placement of its securities in which it raised $5 million. Based on the completion of this private offering, Cyclo believed its stockholders equity exceeded $2.5 million as of August 1, 2023 and it had regained compliance with the Stockholders’ Equity Rule.

Pursuant to Nasdaq Listing Rules, Cyclo must evidence compliance with the Stockholders’ Equity Rule upon the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2023, which is due on or before November 14, 2023. If Cyclo is unable to evidence compliance with the Stockholders’ Equity Rule as of November 14, 2023, it may receive a delisting notice from the Nasdaq Staff. Cyclo believes that it will be in compliance with the Stockholders’ Equity Rule when it closes the Merger, because the anticipated AMTI net cash on the Closing Date is estimated to be approximately $12.4 million.

On August 10, 2023, AMTI received a letter from the Nasdaq Staff indicating that, in accordance with Nasdaq Listing Rule 5100, the Nasdaq Staff believes AMTI is a “public shell” and that the continued listing of AMTI’s securities is no longer warranted. AMTI disagrees with the Nasdaq Staff’s determination and submitted an appeal of the Nasdaq Staff’s determination to Nasdaq’s Hearings Panel (“Nasdaq Panel”) on August 17, 2023, which stayed any delisting action by the Nasdaq Staff pending the Nasdaq Panel’s decision. A Nasdaq Panel hearing occurred on October 19, 2023, and on October 23, 2023, the Nasdaq Panel granted AMTI’s request for continued listing on Nasdaq, subject to completion of the Merger on or before February 6, 2024.

No Appraisal Rights in Connection with the Merger (See Page 185)

Under Delaware law, AMTI stockholders are not entitled to appraisal rights in connection with the Merger or any other transaction contemplated by the Merger Agreement.

Under Nevada law, Cyclo stockholders are not entitled to appraisal rights in connection with the issuance of shares of Cyclo common stock in the Merger pursuant to the terms of the Merger Agreement.

No Solicitation of Acquisition Proposals (See Page 147)

The Merger Agreement contains “non-solicitation” provisions, pursuant to which, subject to specified exceptions, AMTI has agreed that neither it nor its Representatives (as defined in the Merger Agreement) will, directly or indirectly (i) solicit, initiate or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any AMTI Takeover Proposal (as defined herein), (ii) enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any AMTI Takeover Proposal, or (iii) engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such Person to make an AMTI Takeover Proposal, furnish any nonpublic information (whether orally or in writing) or access to the business, properties, assets, books or records of AMTI to, or otherwise cooperate in any way with, any Person (or any Representative of a Person) that has made, is seeking to make, has informed AMTI of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any AMTI Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, an AMTI Takeover Proposal; provided, that, AMTI may contact the Person that has made an offer, proposal or indication of interest solely for the purpose of informing such Person about the terms and conditions of the non-solicitation provisions.

Termination of the Merger Agreement (See Page 153)

Either Cyclo or AMTI may terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fees (See Page 154)

If the Merger Agreement is terminated under specified circumstances, AMTI will be required to pay Cyclo a termination fee of $600,000 or the reimbursement of expenses up to $400,000. If the Merger Agreement is terminated due to failure of Cyclo to obtain the vote of its stockholders to the share issuance, Cyclo will be required to reimburse AMTI expenses of up to $450,000.

COMPARATIVE MARKET PRICE INFORMATION

Cyclo common stock is listed on Nasdaq under the symbol “CYTH”. AMTI common stock is listed on Nasdaq under the symbol “AMTI”. The following table presents the closing prices of Cyclo common stock and AMTI common stock on September 20, 2023, the last practicable trading day before the public announcement of the Merger Agreement, and November 17, 2023, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the equivalent per share value of the Merger Consideration for a share of AMTI common stock on the relevant date. Equivalent per share amounts for AMTI common stock are calculated by multiplying per share information for Cyclo common stock by the Exchange Ratio, rounded up to the nearest whole cent.

Date	Cyclo Closing Price	AMTI Closing Price	Equivalent Value Per Share of AMTI Common Stock

September 20, 2023	$1.60	$0.21	$0.28

November 17, 2023	$1.40	$0.17	$0.24

The above table shows only historical comparisons. These comparisons may not provide meaningful information to AMTI stockholders in determining whether to approve the adoption of the Merger Agreement. Because the Exchange Ratio will not be adjusted for changes in the market price of Cyclo common stock, the market value of the shares of Cyclo common stock that holders of AMTI common stock will be entitled to receive at the Effective Time of the Merger may vary significantly from the market value of the shares of Cyclo common stock that holders of AMTI common stock would have received if the Merger were completed on the dates shown in the table above.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus, AMTI stockholders should carefully consider the following risks in deciding whether to vote for the approval of the AMTI Proposals (as defined below), and Cyclo stockholders should carefully consider the following risks in deciding whether to vote for the approval of the Cyclo Proposals. Descriptions of some of these risks can be found in the Annual Report for AMTI on Form 10-K for the year ended December 31, 2022 and the Annual Report for Cyclo on Form 10-K for the period ended December 31, 2022, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and other filings with the SEC from time to time. You should carefully read this entire joint proxy statement/prospectus and its annexes and exhibits and the other documents incorporated by reference into this joint proxy statement/prospectus. See also the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus for more information.

Risk Factors Related to the Merger

The failure to complete the Merger in a timely manner, or at all, may adversely affect the business and financial results of Cyclo and AMTI and their respective stock prices.

Each of Cyclo’s and AMTI’s obligations to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, among other things, (1) the adoption of the Merger Agreement by the AMTI stockholders, (2) the approval of the share issuance by the Cyclo stockholders, (3) approval for listing on Nasdaq of the shares of Cyclo common stock to be issued in connection with the Merger, (4) the effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, and (5) the absence of an order or other legal restraint preventing the Merger. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including certain representations and warranties of the other party being true and correct as of the Closing Date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the Closing Date of the Merger.

The tax treatment of the Merger is complex.

The Merger is intended to be a taxable transaction for federal income tax purposes, in which case U.S. holders of AMTI common stock will generally recognize taxable gain or loss equal to the difference between (i) the fair market value of the shares of Cyclo common stock received by such holder in the Merger and (ii) such holder’s adjusted tax basis in such shares of AMTI common stock, even though only Cyclo common stock is being received pursuant to the Merger. The fair market value of Cyclo common stock may fluctuate through the Closing Date of the Merger, which may increase the amount of tax a holder may owe or result in a taxable gain. It is also possible that the IRS may assert that the Merger is treated as a tax-free reorganization under Section 368(a) of the Code, which could result in a different tax treatment, including that holders would not be eligible to recognize loss on the exchange of AMTI common stock. Please see the information under the section entitled “Material U.S. Federal Income Tax Consequences” below for a more detailed summary of the U.S. federal income tax consequences of the Merger.

The Exchange Ratio will be determined in accordance with a formula and is not yet knowable. The actual Exchange Ratio could be materially different than currently anticipated.

At the Effective Time of the Merger, outstanding shares of AMTI common stock will be converted into shares of Cyclo’s common stock at the Exchange Ratio. As of the date of the execution of the Merger Agreement, the Exchange Ratio was estimated to be 0.174 shares of Cyclo common stock for each share of AMTI common stock, but the actual Exchange Ratio will depend on AMTI’s net cash and the number of shares of AMTI common stock outstanding at the closing of the Merger. Accordingly, the Exchange Ratio could be significantly higher or lower than the initial estimated Exchange Ratio. This will impact the value of the deal to the Cyclo stockholders and the number of shares issued to the Cyclo and AMTI stockholders. Based upon the initially estimated Exchange Ratio, following the Merger, (i) Cyclo stockholders immediately before the Merger are expected to own approximately 75% of the aggregate number of outstanding shares of Cyclo common stock following the Merger and (ii) AMTI stockholders immediately before the Merger are expected to own approximately 25% of the aggregate number of outstanding shares of Cyclo common stock following the Merger, subject to certain assumptions (including as to the amount of AMTI net cash at closing and outstanding shares of AMTI common stock at the closing, which could be materially different). Assuming the exercise of all Cyclo outstanding warrants, without giving effect to any beneficial ownership limitations applicable thereto, then (i) Cyclo stockholders immediately before the Merger would own approximately 75% of the aggregate number of outstanding shares of Cyclo common stock following the Merger and (ii) AMTI stockholders immediately before the Merger would own approximately 25 % of the aggregate number of outstanding shares of Cyclo common stock following the Merger, subject to certain assumptions (including as to the amount of AMTI net cash and outstanding shares at closing, which could be materially different). The foregoing percentages do not give effect to the exercise or conversion of outstanding stock options other than as set forth above.

Uncertainty about the Merger may adversely affect the respective business and stock price of Cyclo and AMTI, whether or not the Merger is completed.

Each of Cyclo and AMTI are subject to risks in connection with the announcement and pendency of the Merger, including the pendency and outcome of any legal proceedings against Cyclo and AMTI, their respective directors and others relating to the Merger and the risks from possibly foregoing opportunities Cyclo and AMTI might otherwise pursue absent the proposed Merger. Furthermore, uncertainties about the Merger may cause current and prospective employees of Cyclo and AMTI to experience uncertainty about their future with their respective companies. These uncertainties may impair Cyclo’s and AMTI’s ability to retain, recruit or motivate key management and other personnel.

In addition, in response to the announcement of the proposed Merger, Cyclo’s and AMTI’s existing or prospective suppliers or collaboration partners may:

●	delay, defer or cease providing goods or services to Cyclo and AMTI;

●	delay or defer other decisions concerning Cyclo and AMTI, or refuse to extend credit terms to Cyclo and AMTI;

●	cease further joint development activities; or

●	otherwise seek to change the terms on which they do business with Cyclo and AMTI.

While Cyclo and AMTI are attempting to address these risks, their respective existing and prospective customers, suppliers or collaboration partners may be reluctant to purchase Cyclo’s and AMTI’s products, supply Cyclo and AMTI with goods and services or continue collaborations due to the potential uncertainty about the direction of Cyclo and AMTI product offerings and the support and service of Cyclo’s and AMTI’s products after the completion of the Merger.

While the Merger is pending, AMTI and Cyclo are subject to contractual restrictions that could harm their respective businesses, operating results, and stock price.

The Merger Agreement includes restrictions on the conduct of AMTI and Cyclo prior to the completion of the Merger, generally requiring AMTI and Cyclo to conduct their respective businesses in the ordinary course, consistent with past practice, and restricting each from taking certain specified actions absent prior written consent from the other party. See the section entitled “The Merger Agreement—Conduct of Business Prior to the Merger’s Completion” in this joint proxy statement/prospectus. AMTI and Cyclo may each find that these and other obligations in the Merger Agreement may delay or prevent them from or limit their ability to respond effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if the management of AMTI or Cyclo or the Boards of AMIT or Cyclo think they may be advisable. The Merger Agreement also contains restrictions on the conduct of Cyclo’s business prior to the completion of the Merger, prohibiting the ability of Cyclo to acquire another business or restructure, reorganize or completely or partially liquidate absent AMTI’s prior written consent. These restrictions could adversely impact the business, operating results and stock price and the perceived acquisition value of AMIT and Cyclo, regardless of whether the Merger is completed.

The Merger Agreement limits AMTI’s ability to pursue alternative transactions which could deter a third party from proposing an alternative transaction.

The Merger Agreement contains provisions that, subject to certain exceptions, limit, among other things, AMTI’s ability to solicit, initiate or facilitate or knowingly encourage any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to any takeover proposal. See the sections entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” and “The Merger Agreement—Change of Recommendation” in this joint proxy statement/prospectus. It is possible that these or other provisions in the Merger Agreement might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of the outstanding shares of AMTI common stock from considering or proposing an acquisition or might result in a potential competing acquirer proposing to pay a lower per share price to acquire AMTI common stock than it might otherwise have proposed to pay.

The Merger will involve substantial costs.

Cyclo and AMTI have incurred and expect to continue to incur substantial costs and expenses relating to the Merger and the issuance of Cyclo common stock in connection with the Merger, including, as applicable, fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. Cyclo may also incur significant costs relating to the acquisition of AMTI with any ongoing liabilities of AMTI that remain in the business after the Merger is completed. Cyclo continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Merger. In addition, if the Merger is not completed, Cyclo and AMTI will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

The fairness opinion obtained by the AMTI Board from its financial advisor will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

The AMTI Board has not obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from MTS Securities, a wholly owned subsidiary of its financial advisor. Changes in the operations and prospects of Cyclo or AMTI, general market and economic conditions, and other factors that may be beyond the control of Cyclo and AMTI and on which the fairness opinion was based, may alter the value of Cyclo or AMTI or the price of Cyclo common stock or AMTI common stock by the time the Merger is completed.

The fairness opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. AMTI does not anticipate asking MTS Securities to update its fairness opinion. The fairness opinion of MTS Securities is included as Annex C to this joint proxy statement/prospectus. For a description of the fairness opinion that the AMTI Board received from MTS Securities and a summary of the material financial analyses it provided to the AMTI Board in connection with rendering such opinion, see the section entitled “The Merger—Opinion of Financial Advisor to AMTI” in this joint proxy statement/prospectus.

For a description of the factors considered by the AMTI Board in determining to approve the Merger, see the section entitled “The Merger—Recommendation of the AMTI Board and AMTI’s Reasons for the Merger” in this joint proxy statement/prospectus.

Certain directors and executive officers of AMTI and Cyclo may have interests in the Merger that are or were different from, or in conflict with or in addition to, those of AMTI’s or Cyclo’s respective stockholders generally.

In considering whether to approve the proposals at the AMTI and Cyclo special meetings, AMTI and Cyclo stockholders, respectively, should recognize that directors and officers of AMTI and Cyclo, respectively, have interests in the Merger that may differ from, or that are in addition to, their interests as stockholders of AMTI and Cyclo, respectively. For example, in connection with the closing of the Merger, Cyclo has agreed to expand the Cyclo Board from nine to ten directors and to appoint Shawn Cross to the Cyclo Board. The AMTI Board and the Cyclo Board were each aware of these interests at the time they approved the Merger Agreement. These interests may cause AMTI’s or Cyclo’s directors and officers to view the Merger differently from how you may view it as a stockholder. For a description of the factors considered by the AMTI Board in determining to approve the Merger, see the section entitled “The Merger—Interests of AMTI’s Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus. For a description of the factors considered by the Cyclo Board in determining to approve the Merger, see the section entitled “The Merger—Interests of Cyclo’s Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus.

As of the AMTI record date, AMTI’s directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 4,723,405 shares of AMTI common stock, representing 11.3% of the voting power of the outstanding shares of AMTI common stock. AMTI’s directors and executive officers have agreed, pursuant to their respective Voting Agreements with Cyclo, to vote all of their respective shares of AMTI common stock “FOR” the AMTI merger proposal and “FOR” the AMTI adjournment proposal.

Holders of AMTI common stock will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under Section 262(b) of the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders are required by the terms of the merger agreement to receive in exchange for their shares in the merger anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because AMTI stockholders will receive only shares of Cyclo common stock, which will be listed on Nasdaq, AMTI stockholders will not have any appraisal rights. See the section entitled “No Appraisal Rights” in this joint proxy statement/prospectus.

Cyclo or AMTI may waive one or more of the closing conditions to the Merger without re-soliciting approval from their respective stockholders.

To the extent permitted by law, Cyclo or AMTI may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the Merger. AMTI and Cyclo expect to evaluate the materiality of any waiver and its effect on AMTI or Cyclo stockholders in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the consummation of the Merger, and as to whether to re-solicit the stockholders’ approval and/or amend this joint proxy statement/prospectus as a result of such waiver, will be made by Cyclo and AMTI at the time of such waiver based on the facts and circumstances as they exist at that time.

After the Merger, AMTI stockholders will have a significantly lower ownership and voting interest in Cyclo than they currently have in AMTI and will exercise less influence over management and policies of the combined company.

Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and  41,848,990 shares of AMTI common stock outstanding as of November 17, 2023, and anticipated net cash at closing of approximately $12.4 million, after giving effect to the exchange ratio, it is expected that Cyclo stockholders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders will own approximately 25% of the outstanding common stock of the combined company. Consequently, former AMTI stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of AMTI.

AMTI and Cyclo may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Cyclo’s and AMTI’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, or from being completed within the expected timeframe, which may adversely affect Cyclo’s and AMTI’s respective business, financial position and results of operations.

Risk Factors Related to Cyclo Following the Merger

Failure to complete the merger may result in either AMTI or Cyclo paying fees to the other party, which could harm the common stock price of AMTI and Cyclo and future business and operations of each company.

If the merger is not completed, Cyclo and AMTI are subject to the following risks:

●	if the Merger Agreement is terminated under specified circumstances, AMTI will be required to pay Cyclo a termination fee of $600,000;
●

if the Merger Agreement is terminated due to failure of AMTI to obtain stockholder approval of the Merger, AMTI will be required to reimburse Cyclo for the fees and expenses of the Merger transaction up to $400,000;

●

if the Merger Agreement is terminated due to failure of Cyclo to obtain stockholder approval of the share issuance, Cyclo will be required to reimburse AMTI for the fees and expenses of the Merger transaction up to $450,000;

●	the price of Cyclo and AMTI common stock may decline and could fluctuate significantly; and
●	each of Cyclo and AMTI may be required to pay certain costs related to the Merger, such as financial advisor, legal and accounting fees, whether or not the Merger is consummated.

If the Merger Agreement is terminated and the board of directors of Cyclo or AMTI determine to seek another business combination, there can be no assurance that either Cyclo or AMTI will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the Merger Agreement.

Cyclo and AMTI stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Cyclo and AMTI will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Based upon the initially estimated Exchange Ratio, following the Merger, AMTI and Cyclo stockholders immediately before the Merger are expected to own approximately 25% and  75%, respectively, of the aggregate number of outstanding shares of the combined companies total issued and outstanding shares, subject to certain assumptions regarding AMTI net cash and outstanding shares at the closing of the Merger. The executive officers of Cyclo are expected to continue to serve as the executive officers of the combined company following the completion of the Merger.

Cyclo has suffered recent losses and Cyclo’s future profitability is uncertain.

Cyclo has incurred net losses of approximately $15.5 million and $14.3 million for the years ended December 31, 2022 and December 31, 2021, respectively. Cyclo’s recent losses have predominantly resulted from research and development expenses from its Trappsol® Cyclo™ product and other general operating expenses, including personnel costs. Cyclo believes its expenses will continue to increase as it conducts clinical trials and continues to seek regulatory approval for the use of Trappsol® Cyclo™ in the treatment of NPC and Alzheimer’s disease. As a result, Cyclo expects its operating losses to continue until such time, if ever, that product sales, licensing fees, royalties and other sources generate sufficient revenue to fund its operations. Cyclo cannot predict when, if ever, it might achieve profitability and cannot be certain that it will be able to sustain profitability, if achieved.

Even with the cash raised in the Merger, the combined company will need additional capital to fund its operations as planned.

For the year ended December 31, 2022, Cyclo’s operations used approximately $15.1 million in cash. At September 30, 2023, Cyclo had a cash balance of approximately $1.8 million  and current liabilities of approximately $6.6 million. Although Cyclo will raise approximately $12.4 million in the Merger, it will need additional capital to maintain its operations, continue its research and development programs, conduct clinical trials, seek regulatory approvals, manufacture and market Cyclo’s product and maintain its listing on Nasdaq. Cyclo will seek such additional funds through public or private equity or debt financings and other sources. Cyclo cannot be certain that adequate additional funding will be available to it on acceptable terms, if at all. If Cyclo cannot raise the additional funds required for its anticipated operations, it may be required to reduce the scope of or eliminate its research and development programs, delay its clinical trials and the ability to seek regulatory approvals, downsize its general and administrative infrastructure, or seek alternative measures to avoid insolvency. If Cyclo raises additional funds through future offerings of shares of its common stock or other securities, such offerings would cause dilution of current stockholders’ percentage ownership in Cyclo, which could be substantial. Future offerings also could have a material and adverse effect on the price of Cyclo’s common stock.

The report of Cyclo’s independent registered public accounting firm expresses substantial doubt about Cyclo’s ability to continue as a going concern.

Cyclo’s auditors, WithumSmith+Brown, PC, have indicated in their report on Cyclo’s consolidated financial statements for the fiscal year ended December 31, 2022, that conditions exist that raise substantial doubt about its ability to continue as a going concern due to its recurring losses from operations and significant accumulated deficit. In addition, Cyclo continues to experience negative cash flows from operations. A “going concern” opinion could impair Cyclo’s ability to finance its operations through the sale of equity. Cyclo’s ability to continue as a going concern will depend upon the availability of equity financing which represents the primary source of cash flows that will permit it to meet its financial obligations as they come due and continue Cyclo’s research and development efforts.

The acquisition of AMTI may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with any of AMTI’s liabilities which are acquired in the Merger. The amount and timing of these possible charges are not yet known. Further, Cyclo’s failure to identify or accurately assess the magnitude of certain liabilities it is assuming in the Merger could result in unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on Cyclo’s business, operating results or financial condition. The price of Cyclo common stock following the Merger could decline to the extent the combined company’s financial results are materially affected by any of these events.

The unaudited pro forma combined condensed financial statements for Cyclo included in this joint proxy statement/prospectus is preliminary, and the actual financial position and operations of Cyclo after the Merger may differ materially from the unaudited pro forma combined condensed financial statements included in this joint proxy statement/prospectus.

The unaudited pro forma combined condensed financial statements for Cyclo included in this joint proxy statement/prospectus is presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Cyclo’s management; however, it does not necessarily reflect what the combined condensed company’s financial condition or results of operations would have been had the Merger been completed on the dates assumed. Cyclo’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma combined condensed financial statements included in this joint proxy statement/prospectus. The unaudited pro forma combined condensed financial statements reflect adjustments, which are preliminary and may be revised. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of AMTI as of the date of the completion of the Merger. For more information see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” in this joint proxy statement/prospectus.

The market price of Cyclo common stock after completion of the Merger will continue to fluctuate, and may be affected by factors different from those affecting shares of AMTI common stock currently.

Upon completion of the Merger, holders of AMTI common stock will become holders of Cyclo common stock. The business of Cyclo differs from that of AMTI in important respects, and, accordingly, the results of operations of Cyclo after the Merger, as well as the market price of Cyclo common stock, may be affected by factors different from those currently affecting the results of operations of AMTI. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Cyclo common stock, regardless of Cyclo’s actual operating performance. For further information on the businesses of Cyclo and AMTI and certain factors to consider in connection with those businesses, see the documents incorporated by reference into or included in this joint proxy statement/prospectus and referred to under the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this joint proxy statement/prospectus.

Cyclo’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities.

If Cyclo fails to satisfy the continued listing requirements of Nasdaq, such as the minimum stockholders’ equity requirement or the minimum closing bid price requirement, Nasdaq may take steps to de-list its securities. Such a delisting would likely have a negative effect on the price of its common stock and would impair stockholder’s ability to sell or purchase its common stock when they wish to do so. In the event of a de-listing, Cyclo’s common stock, Cyclo would take actions to restore its compliance with Nasdaq’s listing requirements, but it can provide no assurance that any such action taken by it would allow its common stock to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

On May 15, 2023, Cyclo received a letter from Nasdaq stating that it was not in compliance with Stockholders’ Equity Rule because its stockholders’ equity of $(438,876) as of March 31, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023, was below the minimum requirement of $2.5 million. Pursuant to Nasdaq’s Listing Rules, Cyclo submitted to Nasdaq a Compliance Plan. On August 1, 2023, Nasdaq notified Cyclo that based on its review of the Compliance Plan, Cyclo has been granted an extension to regain compliance with the Stockholders’ Equity Rule.

Pursuant to Nasdaq Rules, Nasdaq has informed Cyclo that it will continue to monitor Cyclo’s ongoing compliance with the Stockholders’ Equity Rule and, if at the time of its next periodic report which is due on or before November 14, 2023, Cyclo does not evidence compliance, it may be subject to delisting.

Cyclo’s business is and will be subject to the risks described above. In addition, Cyclo is also currently subject to the additional risks described in Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2022, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this joint proxy statement/prospectus for more information.

Risk Factors Related to AMTI

On March 27, 2023, AMTI announced the commencement of a process to explore strategic alternatives and engaged MTS as AMTI’s strategic financial advisor. AMTI also decided to discontinue research activities and focus on completing and closing out clinical trials. Then, on September 21, 2023, AMTI entered into the Merger Agreement with Cyclo. AMTI’s current operations include ongoing business development activities. As such, certain of the risks listed below may not currently apply to AMTI while its operations are focused on exploring strategic alternatives, maintaining and prosecuting its extensive intellectual property portfolio, and continuing business development activities. However, if AMTI advances development of its programs or assumes responsibility for a third party’s preclinical or clinical programs, research and development activities, manufacturing and other operations following a strategic transaction or otherwise, or if AMTI pursues some combination of the foregoing activities, many, if not all, of these risk factors will apply to it.

Risks Related to AMTI’s Business, Financial Condition, and Capital Requirements

AMTI’s preclinical studies and clinical trials have failed to demonstrate evidence of the safety and efficacy of its product candidates, which could prevent, delay, or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of AMTI’s product candidates, AMTI must demonstrate thorough, lengthy, complex, and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Preclinical studies and clinical testing are expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical studies or clinical trial process. The results of preclinical studies of AMTI’s product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of AMTI’s product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including variability in the purity or potency of different batches of the same product candidate, changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen, and other aspects of the clinical trial protocols and the rate of dropout among clinical trial participants. Open-label extension studies may also extend the timing and cost of a clinical development program substantially. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. For example, AMTI’s lead product candidate, AMT-101, failed to meet its primary efficacy endpoints in AMTI’s Phase 2 LOMBARD clinical trial and AMTI’s Phase 2 MARKET clinical trial. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier clinical trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

AMTI has limited experience in designing and executing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. Additionally, any safety concerns observed in any one of AMTI’s clinical trials in its targeted indications could limit the prospects for regulatory approval of its product candidates in those and other indications, which could have a material adverse effect on AMTI’s business, financial condition, and results of operations.

In addition, even if such clinical trials are successfully completed, AMTI cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as AMTI does, and more clinical trials could be required before AMTI submits its product candidates for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA or foreign regulatory authorities to advance a product candidate to the next phase of clinical development or for support of a marketing application, AMTI may be required to expend significant resources, which may not be available to it, to conduct additional clinical trials in support of potential approval of its product candidates. Even if regulatory approval is secured for any of AMTI’s product candidates, the terms of such approval may limit the scope and use of such product candidates, which may also limit its commercial potential.

There has been substantial doubt as to AMTI’s ability to continue as a going concern. If AMTI does not maintain sufficient funding or does not successfully consummate the Merger or any other strategic transaction, AMTI may have to curtail or cease operations.

In AMTI’s Annual Report on Form 10-K filed on March 9, 2023, AMTI indicated that there was substantial doubt as to its ability to continue as a going concern. Following AMTI’s recent reductions in workforce and discontinuing of product development activities, and terminating substantially all of its operating leases, AMTI has subsequently determined that it will have sufficient cash and cash equivalents to meet its obligations for a period of at least 12 months from November 9, 2023, which is the date AMTI filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and therefore, AMTI has concluded there is no longer substantial doubt about its ability to continue as a going concern. However, AMTI’s financial condition could be materially adversely impacted if it is unable to successfully execute the Merger or any other strategic transaction. Depending on the results of AMTI’s future operations, there may again be substantial doubt as to AMTI’s ability to continue as a going concern. If AMTI is unable to continue as a going concern, it may have to cease operations and liquidate its assets. AMTI may receive less than the value at which those assets are carried on its condensed financial statements, and it is likely that investors will lose all or a part of their investment.

AMTI will need to obtain substantial additional capital to finance its operations. A failure to obtain this necessary capital when needed on acceptable terms, or at all, could force AMTI to delay, limit, reduce, or terminate AMTI’s research and drug development programs, future commercialization efforts, product development, or other operations.

Developing biologic therapeutics, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive, and uncertain process that takes years to complete. AMTI’s operations have required substantial amounts of cash since inception, and AMTI expects to continue to incur expenses in connection with its ongoing activities and operating losses for the foreseeable future. To date, AMTI has financed its operations primarily through the sale of equity securities. Developing AMTI’s product candidates and conducting clinical trials for the treatment of autoimmune, inflammatory, metabolic, and other diseases will require substantial amounts of capital. AMTI will also require a significant amount of capital to commercialize any approved products. Even if one or more of the product candidates that AMTI develops is approved for commercial sale, AMTI anticipates incurring significant costs associated with sales, marketing, manufacturing, and distribution activities. Furthermore, other unanticipated costs may also arise.

On March 11, 2022, AMTI filed a final shelf registration statement on Form S-3 which allows AMTI to undertake various offerings. In addition, on January 27, 2022, AMTI entered into a Sales Agreement (the “Sales Agreement”) with SVB Securities LLC and JMP Securities LLC, as AMTI’s sales agents (“Agents”), pursuant to which AMTI may offer and sell from time to time through the Agents up to $150.0 million in shares of its common stock through an “at-the-market” program (“ATM facility”). For so long as AMTI’s non-affiliate public float does not exceed $75 million, the amount of securities that AMTI may sell pursuant to registration statements on Form S-3 will be limited to the equivalent of one-third of AMTI’s public float, which will limit AMTI’s ability to raise capital. As of September 30, 2023, AMTI had not yet sold any shares of common stock under the ATM facility and does not currently intend to do so. AMTI will require additional capital for the further development and, if approved, commercialization of its product candidates. AMTI’s future funding requirements will depend on many factors, including but not limited to:

●	the initiation, scope, rate of progress, results and cost of AMTI’s preclinical studies, clinical trials, and other related activities for AMTI’s product candidates;

●

the costs associated with manufacturing AMTI’s products, including re-establishing AMTI’s own manufacturing facilities and establishing commercial supplies and sales, marketing, and distribution capabilities which could be impacted by increasing inflation;

●	the timing and cost of capital expenditures to support AMTI’s research, development, and manufacturing efforts;

●	the number and characteristics of other product candidates that AMTI pursues;

●	the costs, timing, and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;

●

AMTI’s ability to maintain, expand, and defend the scope of its intellectual property portfolio, including the amount and timing of any payments AMTI may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

●	the timing, receipt, and amount of sales from AMTI’s potential products;

●	AMTI’s need and ability to hire additional management, scientific, technical, business, and medical personnel;

●	the effect of competing products that may limit market penetration of AMTI’s products;

●

the economic and other terms, timing, and success of any collaboration, licensing, or other arrangements into which AMTI may enter in the future, including any product development or other operation obligations AMTI may have under these agreements and the timing of receipt of any milestone or royalty payments under these agreements;

●	the compliance and administrative costs associated with being a public company; and

●

the extent to which AMTI divests, acquires, or invests in businesses, products, or technologies, although AMTI currently has no commitments or agreements establishing any of these types of transactions.

To the extent that AMTI raises additional capital through the sale of equity or convertible debt securities or to the extent that AMTI may issue equity securities in connection with a strategic transaction, the ownership interest of AMTI’s stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include the issuance of warrants or covenants limiting or restricting AMTI’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If AMTI raises funds through collaborations, strategic alliances, licensing arrangements with strategic partners, or asset sales, AMTI may have to relinquish valuable rights to its technologies, intellectual property, future revenue streams, research programs, product candidates, and infrastructure, or grant licenses on terms that may not be favorable to AMTI. In addition, AMTI may seek additional capital due to favorable market conditions or strategic considerations even if AMTI believes it has sufficient funds for its current or future operating plans.

Additional capital may not be available when AMTI needs it, on terms acceptable to it or at all and will be dependent on, among other factors, the successful execution of a strategic transaction. AMTI has no committed source of additional capital and recently, capital markets have been particularly volatile and AMTI’s stock price has declined. If adequate capital is not available to AMTI on a timely basis or on acceptable terms, AMTI may be required to significantly delay, scale back, or discontinue its research and development programs or the commercialization of any product candidates, if approved, or be unable to continue or expand its operations, or otherwise capitalize on its business opportunities, as desired, which could materially affect AMTI’s business, financial condition, results of operations, and prospects, and cause the price of AMTI’s common stock to decline.

AMTI will be delisted from Nasdaq, unless the Merger is completed on or before February 6, 2024, which would seriously harm the liquidity of AMTI’s stock and AMTI’s ability to raise capital.

AMTI’s common stock is listed on Nasdaq. In order to maintain AMTI’s listing, AMTI must meet minimum financial and other requirements, including a requirement for continued business operations so that AMTI is not characterized as a “public shell company.”

On August 10, 2023, AMTI received a letter from the Nasdaq Staff indicating that, in accordance with Nasdaq Listing Rule 5100, the Nasdaq Staff believes AMTI is a “public shell” and that the continued listing of AMTI’s securities is no longer warranted. AMTI appealed the Nasdaq Staff’s determination and, on October 23, 2023, AMTI received written notice from the Nasdaq Panel that it had granted AMTI’s request for continued listing on Nasdaq, subject to the completion of the Merger on or before February 6, 2024. If AMTI and Cyclo do not complete the Merger on or before February 6, 2024, AMTI’s securities will be delisted from Nasdaq, which would harm the liquidity of AMTI’s stock and AMTI’s ability to raise capital. There can be no assurance that the Merger will be completed on or before February 6, 2024. Failure to complete the Merger on or before February 6, 2024 will result in AMTI’s securities being delisted from Nasdaq.

AMTI was early in its development efforts, has a limited operating history and has no products approved for commercial sale, which makes it difficult to evaluate AMTI’s current business and predict AMTI’s future success and viability.

AMTI is an early clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate its business and prospects.

AMTI has no products approved for commercial sale and has not generated any revenue from product sales. AMTI was developing a novel technology platform which is an unproven and highly uncertain undertaking and involves a substantial degree of risk. While AMTI has conducted a number of Phase 2 clinical trials for AMT-101 and have conducted a Phase 1a clinical trial of AMT-126, AMTI has not initiated clinical trials for any of its other product candidates. To date, AMTI has not obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third-party to do so on its behalf, or conducted sales and marketing activities necessary for successful product commercialization. AMTI’s limited operating history as a company makes any assessment of its future success and viability subject to significant uncertainty.

AMTI will incur expenses and encounter difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields, and AMTI has not yet demonstrated an ability to successfully overcome such risks and difficulties. AMTI also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. AMTI has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If AMTI does not adequately address these risks and difficulties or successfully make such a transition, AMTI’s business will suffer.

AMTI has incurred significant net losses in each period since inception, and AMTI expects to continue to incur net losses for the foreseeable future.

AMTI has incurred net losses in each reporting period since its inception, including net losses of $126.3 million and $100.3 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, AMTI had an accumulated deficit of $366.0 million.

AMTI has invested significant financial resources in research and development activities, including for its preclinical and clinical product candidates. AMTI has not generated any revenue from product sales to date and AMTI does not expect to generate revenue from product sales for several years, if at all. The amount of AMTI’s future net losses will depend, in part, on the level of its future expenditures and revenue. Moreover, AMTI’s net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of AMTI’s results of operations may not be a good indication of its future performance.

AMTI expects to continue to incur expenses and operating losses for the foreseeable future. AMTI anticipates that it will continue to incur expenses if and as AMTI:

●	resumes AMTI’s research and discovery activities;

●	resumes the development of AMTI’s proprietary technology platform;

●	progresses AMTI’s current and any future product candidates through preclinical and clinical development;

●	initiates and conducts additional preclinical studies, clinical trials, or other studies for AMTI’s product candidates;

●	works with AMTI’s contract development and manufacturing organizations (“CDMOs”) to manufacture AMTI’s product candidates for AMTI’s clinical trials;

●	changes or adds additional contract manufacturers or suppliers;

●	seeks regulatory approvals and marketing authorizations for AMTI’s product candidates;

●	establishes sales, marketing, and distribution infrastructure to commercialize any products for which AMTI obtain approval;

●	takes steps to seek protection of AMTI’s intellectual property and defend AMTI’s intellectual property against challenges from third parties;

●	obtains, expands, maintains, protects, and enforces AMTI’s intellectual property portfolio;

●	pursues any licensing or collaboration opportunities;

●	attracts, hires, and retains qualified personnel including clinical, scientific, management, and administrative personnel;

●	provide additional internal infrastructure to support research and development operations and any planned commercialization efforts in the future;

●	experiences increased expenses as a result of increasing inflation;

●	experiences any delays or encounter other issues related to AMTI’s operations including as a result of the conflicts between Russia and Ukraine or Israel and Hamas;

●	implements operations, financial, and management information systems;

●	meets the requirements and demands of being a public company, including incurring expenses associated with efforts to raise money in the public financial markets; and

●	defends against any product liability claims or other lawsuits related to AMTI’s products or operations.

AMTI’s prior losses and expected future losses have had and will continue to have an adverse effect on AMTI’s stockholders’ equity, working capital, and AMTI’s ability to fund its development efforts and achieve and maintain profitability. In any particular period, AMTI’s operating results could be below the expectations of securities analysts or investors, which could cause AMTI’s stock price to decline.

AMTI has historically financed its operations prior to the transactions contemplated under the Merger Agreement between Cyclo and AMTI, primarily through private placements of AMTI’s convertible preferred stock and the sale of common stock in public equity issuances, such as AMTI’s IPO in June 2020 and AMTI’s follow-on equity offering in April 2021. In addition, on January 27, 2022, AMTI entered into a Sales Agreement with the Agents, pursuant to which AMTI may offer and sell from time to time through the Agents up to $150.0 million in shares of AMTI’s common stock through an ATM facility. For so long as AMTI’s non-affiliate public float does not exceed $75 million, the amount of securities that it may sell pursuant to registration statements on Form S-3 will be limited to the equivalent of one-third of AMTI’s public float, which will limit AMTI’s ability to raise capital. As of September 30, 2023, AMTI has not yet sold any shares of common stock under the ATM facility and does not currently intend to do so. AMTI may seek to raise capital through debt financings, private or public convertible debt financings, private or public equity financings, license agreements, collaborative agreements or other arrangements with other companies, asset sales, or other sources of financing. There can be no assurance that such financing will be available or will be at terms acceptable to AMTI. If adequate funds are not available, AMTI may be required to reduce operating expenses, delay or reduce the scope of its development efforts, obtain funds through arrangements with others that may require AMTI to relinquish rights to certain of AMTI’s technologies or products that AMTI would otherwise seek to develop or commercialize itself, or cease operations.

Developing biologic therapeutics is a highly uncertain undertaking and involves a substantial degree of risk.

AMTI has no products approved for commercial sale. To obtain revenue from the sales of AMTI’s products that are significant or large enough to achieve profitability, AMTI must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing, and marketing approved products with significant commercial success. AMTI’s ability to generate revenue and achieve profitability depends on many factors, including:

●	initiating, enrolling patients in and completing clinical trials of product candidates on a timely basis;

●	completing research and preclinical and clinical development of AMTI’s product candidates;

●	obtaining specialty raw materials for use in production of AMTI’s product candidates;

●	obtaining regulatory approvals and marketing authorizations for product candidates for which AMTI successfully complete clinical development and clinical trials;

●	satisfying any post-marketing approval commitments required by applicable regulatory authorities;

●

developing sustainable, consistent, time-sensitive, and scalable manufacturing processes for AMTI’s product candidates, either by itself or with third-party manufacturers, and obtaining regulatory approvals for such processes, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand of AMTI’s products;

●	identifying, assessing, acquiring, and/or developing new product candidates or technologies;

●	launching and successfully commercializing products for which AMTI has obtained regulatory and marketing approval by establishing a sales, marketing, and distribution infrastructure;

●	obtaining and maintaining an adequate price for AMTI’s products, both in the United States and in foreign countries where AMTI’s products are commercialized;

●	obtaining coverage and adequate reimbursement for AMTI’s products from payors and patients’ willingness to pay in the absence of such coverage and adequate reimbursement;

●	obtaining market, patient, and medical community acceptance of AMTI’s products as viable treatment options;

●	addressing any competing technological and market developments;

●	obtaining additional funding to develop, and potentially manufacture and commercialize AMTI’s product candidates;

●	maintaining, protecting, expanding, and enforcing AMTI’s portfolio of intellectual property rights, including patents, trade secrets, and know-how;

●	attracting, hiring, and retaining qualified personnel; and

●	negotiating favorable terms in any collaboration, licensing, or other arrangements which AMTI may pursue.

Because of the numerous risks and uncertainties associated with developing biologic therapeutics, AMTI is unable to predict the timing or amount of its expenses, or when AMTI will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, AMTI’s expenses could increase beyond its current expectations if AMTI is required by the FDA or foreign regulatory authorities, to perform studies, or if there are any delays in any of its clinical trials or the development of any of AMTI’s product candidates. Even if one or more of AMTI’s product candidates is approved for commercial sale, AMTI anticipates incurring significant costs associated with launching and commercializing any approved product candidate and ongoing compliance efforts.

AMTI may not be successful in its efforts to use and expand AMTI’s proprietary technology platform to build a pipeline of biologic product candidates.

A key element of AMTI’s strategy is to leverage AMTI’s technology platform to expand AMTI’s pipeline of biologic product candidates and in order to do so, AMTI must continue to invest in its platform and development capabilities. Although AMTI’s research and development efforts to date have resulted in a pipeline of oral product candidates, these product candidates may not be safe or effective in the indications that AMTI pursues. For example, AMTI previously announced that certain trials investigating the use of AMT-101 to treat ulcerative colitis failed to achieve their primary endpoint. In addition, although AMTI expects that AMTI’s platform will allow AMTI to develop a diverse pipeline of product candidates across multiple therapeutic areas and modalities, AMTI may not prove to be successful at doing so. Furthermore, AMTI may also find that the uses of AMTI’s platform are limited because alternative uses of AMTI’s biologic therapeutics prove not to be safe or effective. Even if AMTI is successful in continuing to build its pipeline, the potential product candidates that AMTI identifies may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval or achieve market acceptance. Even after approval, if AMTI cannot successfully develop or commercialize its products, or if serious adverse events are discovered after commercialization, AMTI will not be able to generate any product revenue, which would adversely affect business.

AMTI has limited resources. As a result, AMTI may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

AMTI has limited resources and may not be able to simultaneously develop multiple product candidates in multiple therapeutic areas. Due to the significant resources required for the development of AMTI’s product candidates, AMTI must focus on specific product candidates and decide which product candidates to pursue and advance and the amount of resources to allocate to each. AMTI’s decisions concerning the allocation of research, development, collaboration, management, and financial resources toward particular product candidates or indications may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If AMTI makes incorrect determinations regarding the viability or market potential of any of AMTI’s product candidates or misread trends in immunology and inflammation, gastroenterology, and metabolic diseases, or the biopharmaceutical industry as a whole, AMTI’s business, financial condition and results of operations could be materially adversely affected. As a result, AMTI may fail to maximize profitability on AMTI’s product candidates, capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other indications that may later prove to have greater commercial potential than those AMTI choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been advantageous for AMTI to invest additional resources to retain sole development and commercialization rights.

AMTI expects to rely on third parties to conduct AMTI’s clinical trials and some aspects of AMTI’s research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such clinical trials, research, or testing.

AMTI has relied on third parties, such as contract research organizations (“CROs”), CDMOs, medical institutions, academic institutions, and clinical investigators to conduct some aspects of AMTI’s research and preclinical studies and AMTI’s clinical trials.

AMTI’s reliance on third parties for research and development activities reduces AMTI’s control over these activities but does not relieve AMTI of its responsibilities. For example, AMTI remains responsible for ensuring that each of AMTI’s clinical trials is conducted in accordance with the general investigational plan and protocols for the clinical trial. Moreover, the FDA requires AMTI to comply with current good clinical practices (“cGCP”) for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible, and accurate and that the rights, integrity, and confidentiality of clinical trial participants are protected. AMTI also is required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

If third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct AMTI’s clinical trials in accordance with regulatory requirements or AMTI’s stated protocols, AMTI may be unable to complete, or may be delayed in completing, AMTI’s preclinical studies or AMTI’s clinical trials, and AMTI will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates AMTI may develop and will not be able to, or may be delayed in its efforts to, successfully commercialize its medicines. For example, completion of AMTI’s Phase 2 MARKET combination clinical trial of oral AMT-101 with anti-TNFα in moderate-to-severe ulcerative colitis patients was delayed because AMTI increased total enrollment from 30 patients to 51 patients due to an imbalance in the clinical trial’s planned 1:1 randomization. In addition, the ongoing conflict between Russia and Ukraine impacted AMTI’s CROs, CDMOs and clinical investigators’ ability to conduct AMTI’s LOMBARD clinical trial in Ukraine, Russia and other Eastern European countries, and the continued conflict may also impact future clinical trials. This could negatively impact the completion of AMTI’s clinical trials and/or analyses of clinical results, which could materially harm AMTI’s business.

AMTI also expects to rely on other third parties to store and distribute supplies for its clinical trials. Any performance failure on the part of AMTI’s distributors, including with the shipment of any supplies for AMTI’s clinical trials, could delay clinical development or marketing approval of any product candidates AMTI may develop or commercialization of its medicines, producing additional losses and depriving AMTI of potential product revenue.

The manufacturing of AMTI’s product candidates is complex. AMTI and AMTI’s third-party manufacturers may encounter difficulties in production. If AMTI encounters any such difficulties, AMTI’s ability to supply AMTI’s product candidates for clinical trials or, if approved, for commercial sale, could be delayed or halted entirely.

Manufacturing of biologic therapeutics is a complex process and represents a critical path to creating biologic product candidates and a key component of AMTI’s long-term success. AMTI has spent significant resources to develop its current manufacturing capabilities, processes and know-how to produce sufficient supply of AMTI’s product candidates. Although AMTI has successfully manufactured certain preclinical and clinical supply at its previously qualified manufacturing facility, AMTI has now discontinued those operations and may encounter difficulties should AMTI seek to re-establish internal manufacturing capabilities.

AMTI may continue to rely on third-party manufacturers to execute certain steps in the manufacturing of AMTI’s product candidates. The facilities used by AMTI’s contract manufactures to manufacture AMTI’s product candidates are subject to various regulatory requirements and may be subject to the inspection of FDA or other regulatory authorities. AMTI does not control the manufacturing process of, and is dependent on, its contract manufacturing partners for compliance with the regulatory requirements, known as cGMPs. If AMTI’s contract manufacturers cannot successfully manufacture material that conforms to AMTI’s specifications and the strict regulatory requirements of the FDA or comparable regulatory authorities in foreign jurisdictions, AMTI may not be able to rely on their manufacturing facilities for the manufacture of AMTI’s product candidates. In addition, AMTI has limited control over the ability of AMTI’s contract manufacturers to maintain adequate quality control, quality assurance, and qualified personnel. If the FDA or a comparable foreign regulatory authority finds these facilities inadequate for the manufacture of AMTI’s product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, AMTI may need to find alternative manufacturing facilities, which would significantly impact AMTI’s ability to develop, obtain regulatory approval for or market its product candidates.

The process of manufacturing AMTI’s product candidates is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. AMTI has experienced in the past situations in which a contract manufacturer has failed to successfully complete a scheduled manufacturing run as a result of their manufacturing process errors or deviations from the product specifications. AMTI also has experienced in the past situations in which AMTI failed to successfully complete a schedule manufacturing run at its primary manufacturing site. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral, or other contaminants are discovered in AMTI’s product candidates or in the manufacturing facilities in which AMTI’s product candidates are made, AMTI may have to quarantine impacted manufacturing lots pending an impact assessment, or such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Any adverse developments affecting manufacturing operations for AMTI’s product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of AMTI’s products. AMTI may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Furthermore, it is too early to estimate AMTI’s cost of goods sold. The actual cost to manufacture AMTI’s product candidates could be greater than AMTI expects because AMTI was early in its development efforts and AMTI’s platform is based on a novel therapeutic approach. Failure to develop AMTI’s own manufacturing capacity may hamper AMTI’s ability to further process improvement, maintain quality control, limit AMTI’s reliance on contract manufacturers, and protect AMTI’s trade secrets and other intellectual property.

AMTI has relied on third-party manufacturers to produce AMTI’s product candidates. Any failure by a third-party manufacturer to produce acceptable product candidates for AMTI pursuant to its specifications and regulatory standards may delay or impair AMTI’s ability to initiate or complete AMTI’s clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

AMTI currently has limited internal manufacturing experience and personnel. AMTI does not currently have the infrastructure or internal capability to manufacture AMTI’s product candidates for commercialization purposes. AMTI expects to continue to rely on third parties for certain manufacturing operations of AMTI’s product candidates for preclinical studies and clinical trials, in compliance with applicable regulatory and quality standards, including cGMP, and may do so for the commercial manufacture of some or all of AMTI’s product candidates, if approved. If AMTI is unable to arrange for and maintain third-party manufacturing sources that are capable of meeting regulatory standards, or fail to do so on commercially reasonable terms, AMTI may not be able to successfully produce sufficient supply of product candidate or AMTI may be delayed in doing so. If AMTI was to experience an unexpected loss of supply of its product candidates, for any reason, whether as a result of manufacturing, supply, logistics, or storage issues, the COVID-19 pandemic, or otherwise, AMTI could experience delays, disruptions, suspensions, or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Such failure or substantial delay or loss of supply could materially harm AMTI’s business.

Reliance on third-party manufacturers entails risks including:

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the possible failure of the third-party to manufacture AMTI’s product candidates according to AMTI’s schedule, or at all, including if AMTI’s third-party contractors give greater priority to the supply of other products over AMTI’s product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between AMTI and them;

●	reliance on the third-party for regulatory compliance and quality control and assurance and failure of the third-party to comply with regulatory requirements;

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the possibility of breach of the manufacturing agreement by the third-party because of factors beyond AMTI’s control (including a failure to manufacture AMTI’s product candidates in accordance with AMTI’s product specifications);

●	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of product candidate supplies not being distributed to commercial vendors in a timely manner;

●	the possible misappropriation of AMTI’s proprietary information, including AMTI’s trade secrets and know-how; and

●	the possibility of termination or nonrenewal of the agreement by the third-party at a time that is costly or damaging to AMTI.

In addition, the FDA, EMA, and other regulatory authorities require that AMTI’s product candidates be manufactured according to cGMP and similar foreign standards. Pharmaceutical manufacturers and their subcontractors are required to register their facilities or products manufactured at the time of submission of the marketing application and then annually thereafter with the FDA and certain state and foreign agencies. They are also subject to periodic unannounced inspections by the FDA, state, and other foreign authorities. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of AMTI’s product candidates or if it withdraws any such approval in the future, AMTI may need to find alternative manufacturing facilities, which would significantly impact AMTI’s ability to develop, obtain marketing approval for or market AMTI’s product candidates, if approved. Any subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by AMTI or AMTI’s strategic partners, may result in sanctions being imposed on AMTI, including fines, injunctions, civil penalties, restrictions on the product or on the manufacturing or laboratory facility, including license revocation, marketed product recall, suspension of manufacturing, product seizure, voluntary withdrawal of the product from the market, operating restrictions, or criminal prosecutions, any of which could significantly and adversely affect supplies of AMTI’s product candidates and harm AMTI’s business and results of operations.

AMTI may have little to no control regarding the occurrence of third-party manufacturer incidents. Any failure by AMTI’s third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, would lead to a delay in, or failure to seek or obtain, regulatory approval of any of AMTI’s product candidates. Furthermore, any change in manufacturer of AMTI’s product candidates or approved products, if any, would require new regulatory approvals, which could delay completion of clinical trials or disrupt commercial supply of approved products.

AMTI’s dependence upon others for the manufacture of AMTI’s product candidates may adversely affect AMTI’s future profit margins and AMTI’s ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

In some cases, the technical skills or technology required to manufacture AMTI’s product candidates may be unique or proprietary to the original manufacturer, AMTI may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. These factors would increase AMTI’s reliance on such manufacturer or require AMTI to obtain a license from such manufacturer in order to have another third-party manufacture AMTI’s product candidates. If AMTI is required to change manufacturers for any reason, AMTI will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect AMTI’s ability to develop product candidates in a timely manner or within budget.

AMTI depends on third-party suppliers for key raw materials used in its manufacturing processes, and the loss of these third-party suppliers or their inability to supply AMTI with adequate raw materials could harm AMTI’s business.

AMTI relies on third-party suppliers for the raw materials required for the production of AMTI’s product candidates. AMTI’s dependence on these third-party suppliers and the challenges AMTI may face in obtaining adequate supplies of raw materials involve several risks, including delays as a result of widespread public health concerns, recent global supply chain disruptions, limited control over pricing, availability, quality and delivery schedules. For example, as a result of Brexit, the movement of goods between the UK and the remaining member states of the European Union (“EU”) are subject to additional inspections and documentation checks. As a result, AMTI has experienced delays in its supply chain.

As a small company, AMTI’s negotiating leverage is limited, and AMTI is likely to get lower priority than AMTI’s competitors who are larger than AMTI is. AMTI does not have long-term supply agreements, and AMTI purchases its required supplies on a development manufacturing services agreement or purchase order basis. AMTI cannot be certain that its suppliers will continue to provide AMTI with the quantities of these raw materials that AMTI requires or satisfy AMTI’s anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm AMTI’s ability to manufacture AMTI’s product candidates until a new source of supply, if any, could be identified and qualified. AMTI may be unable to find a sufficient alternative supply in a reasonable time or on commercially reasonable terms. Any performance failure on the part of AMTI’s suppliers could delay the development and potential commercialization of AMTI’s product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on AMTI’s business.

The COVID-19 pandemic, and actions taken to mitigate the spread of the virus, has impacted and could continue to adversely impact AMTI’s business.

While significant progress has been made to address the COVID-19 pandemic, with multiple vaccines and treatment options now available, the World Health Organization continues to classify COVID-19 as a pandemic and a public health emergency of international concern. The emergence of new variants has resulted in periodic surges in infection rates around the world and a cycle of fluctuating public health restrictions designed to mitigate the spread of the virus. The extent to which the COVID-19 pandemic, or any other widespread public health crisis, impacts AMTI’s business will depend on future developments, which are highly uncertain and cannot be predicted, such as the spread or emergence of new variants, the duration and severity of surges in outbreaks, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease and to address its impact, including on financial markets or otherwise. As a result of the COVID-19 pandemic, AMTI has experienced and could experience future disruptions that could severely impact AMTI’s business and any planned clinical trials and preclinical studies, including:

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delays or difficulties in enrolling and retaining participants, particularly subjects who are at a higher risk of severe illness or death from COVID-19, and in recruiting clinical site investigators and clinical site staff;

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challenges related to increased operational expenses related to the COVID-19 pandemic. For example, AMTI has incurred additional expenses by increasing the number of clinical trial sites for certain clinical trials to mitigate the impact of COVID-19 on patient enrollment rates;

●	difficulties interpreting data from AMTI’s clinical trials due to the possible effects of COVID-19 on patients;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as AMTI’s clinical trial sites and hospital staff supporting the conduct of clinical trials;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and clinical trial procedures, which may impact the integrity of subject data and clinical trial endpoints;

●	limitations in resources, including AMTI’s employees and consultants;

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interruptions, difficulties or delays arising in AMTI’s existing operations and company culture as a result of some of AMTI’s employees working remotely, including those hired during the COVID-19 pandemic;

●	increased cybersecurity risks resulting from all of AMTI’s employees working remotely;

●	delays in receiving approval from regulatory authorities to initiate AMTI’s clinical trials;

●	interruptions in preclinical studies due to restricted or limited operations at CROs conducting such preclinical studies;

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interruptions or delays in the operations of the FDA or other regulatory authorities, or the prioritization by such regulatory authorities of COVID-19 treatments, which may impact AMTI’s review and approval timelines;

●	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States;

●	delays in receiving the supplies, materials and services needed to conduct clinical trials and preclinical studies;

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changes in regulations as part of a response to the COVID-19 pandemic which may require AMTI to change the ways in which its clinical trials are conducted, which may result in unexpected costs or require AMTI to discontinue clinical trials altogether;

●	interruptions or delays to AMTI’s pipeline and research programs, and incurrence of additional costs as a result of any delays or adjustments; and

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delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or furlough of government or contractor personnel.

Further, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, AMTI has and may continue to develop and implement additional clinical trial policies and procedures designed to help protect trial participants from the COVID-19 virus, which may include using telemedicine visits, remote monitoring of patients and clinical sites, and measures to ensure that data from clinical trials that may be disrupted as a result of the pandemic are collected pursuant to the trial protocol and consistent with cGCP, with any material protocol deviation reviewed and approved by the site Institutional Review Board (“IRB”). Patients who may miss scheduled appointments, any interruption in trial drug supply, or other consequence that may result in incomplete data being generated during a trial as a result of the pandemic must be adequately documented and justified. Since March 2020, the FDA has issued various COVID-19 related guidance documents for sponsors and manufacturers, including guidance regarding conducting clinical trials during the pandemic, good manufacturing practice considerations, manufacturing, supply chain, and inspections, among others.

While the extent of the impact of the COVID-19 pandemic and current and future regulatory policies and requirements on AMTI’s business and financial results are uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on AMTI’s business, financial condition, and operating results. The administration ended the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear.

To the extent the COVID-19 pandemic adversely affects AMTI’s business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Risk Factors”.

AMTI’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, AMTI had federal net operating loss carryforwards of $278.8 million. Of this amount, $13.3 million was generated before January 1, 2018 and will begin to expire in 2036. Federal net operating losses of $265.5 million generated after December 31, 2017 will carryforward indefinitely. As of December 31, 2022, AMTI had state net operating loss carryforwards of $69.5 million, which will begin to expire in 2036. Realization of these NOLs depends on future income, and there is a risk that AMTI’s existing NOLs could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect AMTI’s operating results.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. AMTI completed an analysis under Section 382 through December 31, 2020 and concluded AMTI had experienced an ownership change in the past. However, the ownership change did not result in a limitation that would materially reduce the total amount of net operating loss carryforwards and credits that can be utilized. Net operating loss and tax credit carryforwards generated during the years ended December 31, 2021 and 2022 may be subject to an annual limitation under Section 382. In addition, AMTI expects to experience an “ownership change” in connection with the Merger that would significantly limit the combined company’s ability to use AMTI’s NOL carryforwards and other tax attributes to offset future taxable income or taxes.

AMTI is a fully-remote company, meaning that AMTI’s team members work remotely which poses a number of risks and challenges that can affect AMTI’s business, operating results, and financial condition. AMTI is increasingly dependent on technology in its operations and if AMTI’s technology fails, AMTI’s business could be adversely affected.

As a fully-remote company, AMTI faces a number of unique operational risks. For example, technologies in AMTI’s team members’ homes may not be robust enough and could cause the networks, information systems, applications, and other tools available to team members and service providers to be limited, unreliable, or unsecure. Additionally, AMTI is increasingly dependent on technology as a fully-remote company and if AMTI experiences problems with the operation of its current IT systems or the technology systems of third parties on which AMTI relies, that could adversely affect, or even temporarily disrupt, all or a portion of AMTI’s operations until resolved. In addition, in a fully-remote company, it may be difficult for AMTI to develop and preserve AMTI’s corporate culture and AMTI’s team members may have decreased opportunities to collaborate in meaningful ways. Any impediments to preserving AMTI’s corporate culture and fostering collaboration could harm AMTI’s future success, including AMTI’s ability to retain and recruit personnel, innovate and operate effectively, and execute on AMTI’s business strategy.

Risks Related to the Discovery, Development, and Commercialization of AMTI’s Product Candidates

Research and development related to novel biologic therapeutics is inherently risky. AMTI’s business is heavily dependent on the successful development of AMTI’s product candidates, which is currently discontinued. AMTI cannot give any assurance that any of AMTI’s product candidates will receive regulatory or marketing approval, which is necessary before they can be commercialized.

AMTI’s oral biologic product candidates’ use of active transport to translocate through the intestinal epithelium (“IE”) and respiratory epithelium (“RE”) barriers is a novel therapeutic approach. AMTI’s active transport approach differs from current biologics and peptides and is unproven. AMTI is at the early stages of development of its product candidates. AMTI’s future success is dependent on AMTI’s ability to successfully develop, obtain regulatory approval for, and then successfully commercialize AMTI’s product candidates, and AMTI may fail to do so for many reasons, including the following:

●	AMTI’s product candidates may not successfully complete preclinical studies or clinical trials;

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a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

●	AMTI may not have sufficient resources to complete development of a product candidate;

●	AMTI’s competitors may develop therapeutics that render AMTI’s product candidates obsolete or less attractive;

●	the product candidates that AMTI develop may not be sufficiently covered by intellectual property for which AMTI holds exclusive rights;

●	the product candidates that AMTI develops may be covered by third parties’ patents or other intellectual property or exclusive rights;

●	the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

●	a product candidate may not be capable of being produced in development and commercial quantities at an acceptable cost, or at all;

●	the product candidates that AMTI develops may be novel and therefore, not accepted by the medical community;

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if a product candidate obtains regulatory approval, AMTI may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate, to gain market acceptance; and

●	a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors, if applicable.

If any of these events occur, AMTI may be forced to abandon any development efforts for one or more product candidates, which would have a material adverse effect on AMTI’s business and could potentially cause AMTI to cease operations.

AMTI may not be successful in its efforts to further develop AMTI’s current product candidates. AMTI is not permitted to market or promote any of its product candidates before AMTI receives regulatory approval from the FDA or comparable foreign regulatory authorities, and AMTI may never receive such regulatory approval for any of its product candidates. Each of AMTI’s product candidates are in the early stages of development and will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before AMTI generates any revenue from product sales, if at all.

AMTI has never completed a clinical development program. In 2022, AMTI released top-line results from the Phase 2 LOMBARD clinical trial and Phase 2 MARKET clinical trial for AMT-101, which failed to meet its primary efficacy endpoints. None of AMTI’s product candidates have advanced into late-stage development and it may be years before any such clinical trial is initiated, if at all. Further, AMTI cannot be certain that any of AMTI’s product candidates will be successful in clinical trials. AMTI may in the future advance product candidates into clinical trials and terminate such clinical trials prior to their completion.

AMTI has never commenced, compiled or applied for regulatory approval to market any product candidate. AMTI may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect AMTI’s viability. To obtain regulatory approval in countries outside of the United States, AMTI must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of AMTI’s product candidates. Even if AMTI is successful in obtaining approval in one jurisdiction, AMTI cannot ensure that AMTI will obtain approval in any other jurisdictions. If AMTI is unable to obtain approval for its product candidates in multiple jurisdictions, AMTI’s business, financial condition, results of operations, and AMTI’s prospects could be negatively affected.

Even if AMTI receives regulatory approval to market any of its product candidates, AMTI cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. AMTI cannot provide any assurance that AMTI will be able to successfully advance any of AMTI’s product candidates through the development process or, if approved, successfully commercialize any of AMTI’s product candidates.

AMTI may encounter delays in its preclinical studies or clinical trials, or may not be able to conduct or complete its preclinical studies or clinical trials on the timelines AMTI expects, if at all.

Preclinical studies and clinical testing are expensive, time consuming, and subject to uncertainty. AMTI cannot guarantee that any preclinical studies and clinical trials will be conducted as planned or completed on schedule, if at all. AMTI cannot be sure that submission of an IND application or a Clinical Trial Application (“CTA”) will result in the FDA, EMA, or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these preclinical studies or clinical trials begin, issues may arise that could suspend or terminate such preclinical studies or clinical trials. A failure of one or more preclinical studies or clinical trials can occur at any stage of testing, and AMTI’s future preclinical studies or clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of preclinical studies or clinical trials include:

●	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	delays in confirming target engagement, biomarkers, patient selection, or other relevant criteria to be utilized in preclinical and clinical product candidate development;

●	delays in reaching a consensus with regulatory authorities on clinical trial design;

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delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

●	delays in identifying, recruiting, and training suitable clinical investigators;

●	delays in obtaining required IRB approval at each clinical trial site;

●	imposition of a temporary or permanent clinical hold by regulatory authorities for a number of reasons, including:

●	after review of an IND or amendment, CTA or amendment, or equivalent application or amendment;

●	as a result of a new safety finding that presents unreasonable risk to clinical trial participants;

●	a negative finding from an inspection of AMTI’s clinical trial operations or trial sites; or

●	the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives;

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delays in identifying, recruiting, and enrolling suitable patients to participate in AMTI’s clinical trials, and delays caused by patients withdrawing from clinical trials, or failing to return for post-treatment follow-up;

●	difficulty collaborating with patient groups and investigators;

●	failure by AMTI’s CROs, other third parties, or AMTI to adhere to clinical trial requirements;

●	failure to perform in accordance with the FDA’s or any other regulatory authority’s cGCP requirements, or applicable EMA or other regulatory guidelines in other countries;

●	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional clinical trials;

●	the cost of clinical trials of AMTI’s product candidates being greater than AMTI anticipates;

●	health epidemics such as the COVID-19 pandemic;

●	geopolitical events such as the conflicts between Russia and Ukraine or Israel and Hamas;

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preclinical studies or clinical trials of AMTI’s product candidates producing negative or inconclusive results, which may result in AMTI’s deciding, or regulators requiring AMTI, to conduct additional clinical trials or abandon product development programs; and

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delays in manufacturing, testing, releasing, validating, transporting, or importing/exporting sufficient stable quantities of AMTI’s product candidates for use in preclinical studies or clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete preclinical studies or clinical trials could result in additional costs to AMTI or impair its ability to generate revenue. In addition, if AMTI makes manufacturing or formulation changes to its product candidates, AMTI may be required, or AMTI may elect, to conduct additional preclinical studies to bridge AMTI’s modified product candidates to earlier versions. Preclinical studies or clinical trial delays could also shorten any periods during which AMTI’s products have patent protection and may allow AMTI’s competitors to bring products to market before AMTI does, which could impair AMTI’s ability to successfully commercialize AMTI’s product candidates and may harm AMTI’s business and results of operations.

AMTI has experienced in the past situations in which a contract manufacturer has failed to successfully complete a scheduled manufacturing run as a result of their manufacturing process errors or deviations from the product specifications. AMTI also has experienced in the past situations in which AMTI failed to successfully complete a schedule manufacturing run at AMTI’s primary manufacturing site. These situations have the potential to cause delays in timelines and increases in development costs.

AMTI could also encounter delays if a preclinical study or clinical trial is suspended or terminated by AMTI, by the data safety monitoring board for such clinical trial or by the FDA, EMA, or any other regulatory authority, or if the IRBs of the institutions in which such clinical trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or AMTI’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

AMTI may in the future terminate AMTI’s clinical trials prior to their completion, which could adversely affect AMTI’s business.

Delays in the completion of any preclinical study or clinical trial of AMTI’s product candidates will increase AMTI’s costs, slow down AMTI’s product candidate development and approval process, and delay, or potentially jeopardize AMTI’s ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of AMTI’s product candidates.

If AMTI does not achieve its projected development goals in the timeframes AMTI announces and expects, AMTI’s stock price may decline.

From time to time, AMTI estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which AMTI sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, the public release of clinical data, and the submission of regulatory filings. From time to time, AMTI may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to AMTI’s estimates, in some cases for reasons beyond AMTI’s control. For example, AMTI has previously updated its anticipated timelines for milestones for AMTI’s clinical trials that were publicly announced. If AMTI does not meet milestones as publicly announced, AMTI’s stock price may decline.

AMTI may encounter difficulties enrolling patients or healthy volunteers in AMTI’s clinical trials, and AMTI’s clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on AMTI’s ability to enroll a sufficient number of patients who remain in the clinical trial until its conclusion. AMTI has experienced and may experience difficulties in patient enrollment in AMTI’s clinical trials for a variety of reasons, including:

●	the patient eligibility criteria defined in the protocol;

●	the size of the clinical trial population required for analysis of the clinical trial’s primary endpoints;

●	the proximity of patients to a clinical trial site;

●	the design of the clinical trial;

●	AMTI’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials, including AMTI’s own clinical trials, for similar therapies or targeting patient populations meeting AMTI’s patient eligibility criteria;

●	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

●	AMTI’s ability to obtain and maintain patient consents;

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health epidemics such as the COVID-19 pandemic. For example, there has been an increase in infections from COVID-19 variants which has impacted patient recruitment at certain of AMTI’s clinical trial sites and could result in increased costs and delays;

●	the risk that patients enrolled in clinical trials will not complete such clinical trials, for any reason; and

●	geopolitical events such as the conflicts between Russia and Ukraine.

AMTI faces significant competition and if AMTI’s competitors develop and market technologies or products that are more effective, safer or less expensive than AMTI’s product candidates, AMTI’s commercial opportunities will be negatively impacted.

The development and commercialization of biologic therapeutics is highly competitive and subject to rapid and significant technological change. The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on intellectual property. Any product candidates that AMTI successfully develops and commercializes will compete with current therapies and new therapies that may become available in the future.

AMTI has competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities, academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for the research, development, manufacturing, and commercialization of therapies aimed at treating autoimmune, inflammatory, metabolic, and other diseases. Many of AMTI’s competitors have significantly greater financial, manufacturing, marketing, technical and human resources, and commercial expertise than AMTI does. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing biologic therapeutics. These companies also have significantly greater research and marketing capabilities than AMTI does. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make AMTI’s product candidates obsolete. As a result of all of these factors, AMTI’s competitors may succeed in obtaining patent protection or FDA or other regulatory approval or discovering, developing and commercializing products in AMTI’s field before AMTI does.

In particular, with respect to AMTI’s most advanced product candidates, AMT-101 and AMT-126, AMTI competes against companies that produce injectable biologic therapeutics such as AbbVie Inc., Amgen Inc., Bristol-Myers Squibb Co., Eli Lilly and Co., Janssen Pharmaceuticals, Inc., Merck Sharp & Dohme Corp., Roche Holding Ltd., Prometheus Biosciences, Inc., Takeda Pharmaceutical Company Ltd., as well as companies that produce oral products such as Abivax SA, Amgen Inc., Bristol-Myers Squibb Co., Dice Therapeutics Inc., Galapagos NV, Gilead Sciences, Inc., Landos Biopharma, Inc., Morphic Holding, Inc., Pfizer Inc., Protagonist Therapeutics, Inc., and Ventyx Biosciences, Inc.

AMTI is not aware of any other company or organization that has developed an FDA-approved oral biologic, other than peptides. However, AMTI is aware of other companies developing oral biologic product candidates using their own technology platform.

AMTI’s commercial opportunity could be reduced or eliminated if AMTI’s competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than the products that AMTI may develop. AMTI’s competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than AMTI may obtain approval for AMTI’s product candidates, which could result in AMTI’s competitors establishing a strong market position before AMTI is able to enter the market.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of AMTI’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with AMTI in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and retaining third-party manufacturing resources, as well as in acquiring technologies complementary to, or necessary for, AMTI’s product candidates. AMTI’s commercial opportunity could be reduced or eliminated if AMTI’s competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that AMTI may develop. AMTI’s competitors also may obtain FDA, EMA, or other regulatory approval for their products more rapidly than AMTI may obtain approval for AMTI’s and may obtain orphan drug exclusivity from the FDA for indications AMTI’s product candidates are targeting, which could result in AMTI’s competitors establishing a strong market position before AMTI is able to enter the market. If AMTI fails to stay at the forefront of technological change, AMTI may be unable to compete effectively. Technological advances or products developed by AMTI’s competitors may render AMTI’s technologies or product candidates obsolete, less competitive or not economical.

In addition, AMTI could face litigation or other proceedings with respect to the scope, ownership, validity, and/or enforceability of AMTI’s patents relating to AMTI’s competitors’ products and AMTI’s competitors may allege that AMTI’s products infringe, misappropriate, or otherwise violate their intellectual property. The availability of AMTI’s competitors’ products could limit the demand, and the price AMTI is able to charge, for any products that AMTI may develop and commercialize.

AMTI’s product candidates may face competition sooner than anticipated.

Even if AMTI is successful in achieving regulatory approval to commercialize a product candidate ahead of AMTI’s competitors, AMTI’s product candidates may face competition from biosimilar products or alternative therapies. In the United States, AMTI’s product candidates are regulated by the FDA as biologic products and AMTI intends to seek approval for these product candidates pursuant to the Biologics License Application (“BLA”) pathway. The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for AMTI’s product candidates.

AMTI believes that any of AMTI’s product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider AMTI’s product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of AMTI’s reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which AMTI may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data supporting approval of an innovative biological product but will not be able to get it on the market until 10 years after the time of approval of the innovative product. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilar products in other countries that could compete with AMTI’s products, if approved.

If competitors are able to obtain marketing approval for biosimilars referencing AMTI’s product candidates, if approved, such products may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with AMTI in each indication for which AMTI’s product candidates may have received approval.

Even if any product candidates AMTI develops receive marketing approval, AMTI’s product candidates may not achieve adequate market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

The commercial success of any of AMTI’s product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Even if any product candidates AMTI may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates AMTI may develop, if approved for commercial sale, will depend on a number of factors, including:

●	the efficacy and safety of such product candidates as demonstrated in clinical trials and published in peer-review journals or presented at medical conferences;

●	the potential and perceived advantages compared to alternative treatments;

●	the ability to offer AMTI’s products for sale at competitive prices;

●	sufficient third-party coverage or adequate reimbursement and patients’ willingness to pay in the absence of such coverage and adequate reimbursement;

●	the ability to offer appropriate patient access programs, such as co-pay assistance;

●	the extent to which physicians recommend AMTI’s products to their patients;

●	convenience and ease of dosing and administration compared to alternative treatments;

●	the clinical indications for which the product candidate is approved by FDA, EMA, or other regulatory authorities;

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product labeling or product insert requirements of the FDA, EMA, or other comparable foreign regulatory authorities, including any limitations, contraindications, or warnings contained in a product’s approved labeling;

●	restrictions on how the product is distributed;

●	the timing of market introduction of competitive products;

●	publicity concerning AMTI’s products or competing products and treatments;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the strength and effectiveness of sales and marketing and distribution efforts; and

●	the prevalence and severity of any side effects.

If any product candidates AMTI develops do not achieve an adequate level of acceptance, AMTI may not generate or derive sufficient revenue from that product candidate and AMTI’s financial results could be negatively impacted.

If AMTI is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates AMTI may develop, AMTI may not be successful in commercializing those product candidates if and when they are approved.

AMTI does not have a sales or marketing infrastructure and has no experience in the sale, marketing, or distribution of biologic therapeutics. To achieve commercial success for any approved product for which AMTI retain sales and marketing responsibilities, AMTI must either develop a sales and marketing organization or outsource these functions to third parties. In the future, AMTI may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities for some of AMTI’s product candidates if and when they are approved.

There are risks involved with both establishing AMTI’s own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time-consuming and could delay any product launch. If the commercial launch of a product for which AMTI recruits a sales force and establishes marketing and other commercialization capabilities is delayed or does not occur for any reason, AMTI would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and AMTI’s investment would be lost if AMTI cannot retain or reposition AMTI’s commercialization personnel.

Factors that may inhibit AMTI’s efforts to commercialize any approved product on AMTI’s own include:

●	AMTI’s inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

●	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future approved products;

●	AMTI’s inability to obtain coverage and adequate reimbursement for AMTI’s products from payors;

●	the inability to price AMTI’s products at a sufficient price point to ensure an adequate and attractive level of profitability;

●	restricted or closed distribution channels that make it difficult to distribute AMTI’s products to segments of the patient population; and

●	unforeseen costs and expenses associated with creating an independent commercialization organization.

If AMTI enters into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, AMTI’s product revenue or the profitability of product revenue may be lower than if AMTI was to market and sell any products it may develop itself. In addition, AMTI may not be successful in entering into arrangements with third parties to commercialize AMTI’s product candidates or may be unable to do so on terms that are favorable to AMTI. AMTI may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market AMTI’s products effectively. If AMTI does not establish commercialization capabilities successfully, either on AMTI’s own or in collaboration with third parties, AMTI will not be successful in commercializing AMTI’s product candidates, if approved.

If the market opportunities for any product that AMTI develops are smaller than AMTI believe they are, AMTI’s revenue may be adversely affected and AMTI’s business may suffer.

AMTI’s projections of both the number of people who have the diseases AMTI may be targeting, as well as the subset of people with these health issues who have the potential to benefit from treatment with AMTI’s technology platform and investigational medicines, and any product candidates, are based on AMTI’s beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases and health issues. The potentially addressable patient population for AMTI’s investigational medicines may be limited or may not be amenable to treatment with AMTI’s technology platform or investigational medicines. Even if AMTI obtains significant market share for AMTI’s products, if approved, if the potential target populations are small, AMTI may never achieve profitability without obtaining regulatory approval for additional indications.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

AMTI may be unable to obtain U.S. or foreign regulatory approval for its product candidates and, as a result, may be unable to commercialize its product candidates.

The time required to obtain approval by the FDA, EMA, and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the type, complexity, and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that AMTI’s data is insufficient for approval and require additional preclinical studies, clinical trials, or other studies. AMTI has not submitted for, or obtained regulatory approval for any product candidate, and it is possible that none of AMTI’s existing product candidates or any product candidates AMTI may seek to develop in the future will ever obtain regulatory approval.

Applications for AMTI’s product candidates could fail to receive regulatory approval in an initial or subsequent indication for many reasons, including but not limited to the following:

●	the FDA, EMA, or comparable foreign regulatory authorities may disagree with the design, implementation, or results of AMTI’s clinical trials;

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the FDA, EMA, or comparable foreign regulatory authorities may determine that AMTI’s product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities, or other characteristics that preclude AMTI’s further development of AMTI’s product candidates or AMTI’s obtaining marketing approval or prevent or limit commercial use;

●	the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which AMTI seeks approval;

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AMTI may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for a proposed indication is acceptable, particularly when compared to the standard of care;

●	the FDA, EMA, or comparable foreign regulatory authorities may disagree with AMTI’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of AMTI’s product candidates may not be sufficient to support the submission of a NDA, BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA, EMA, or comparable foreign regulatory authorities may fail to approve AMTI’s manufacturing processes, test procedures, and specifications, or facilities, and those of third-party manufacturers with which AMTI contracts for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA, EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering AMTI’s clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in AMTI failing to obtain regulatory approval to market any of its product candidates, which would significantly harm AMTI’s business, results of operations, and prospects.

The FDA, EMA and comparable foreign regulatory authorities have limited experience with AMTI’s technology platform and AMTI is not aware of any similar technology platform which has been approved by the FDA, EMA or comparable foreign regulatory authorities, which may increase the complexity, uncertainty and length of the regulatory approval process for AMTI’s product candidates. For example, since the scientific evidence to support the feasibility of developing AMTI’s product candidates and discovery programs is both preliminary and limited, the FDA may require AMTI to provide additional data to support AMTI’s regulatory applications. Moreover, advancing AMTI’s novel oral biologic product candidates creates other significant challenges for AMTI, including educating medical personnel regarding a novel technology platform and its potential efficacy and safety benefits.

Further, the ability of the FDA or other regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, disruptions from natural disasters or public health concerns, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In response to the COVID-19 public health emergency, since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has worked to resume normal operations. In 2020 and 2021, a number of companies announced receipt of Complete Response Letters due to the FDA’s inability to complete required inspections for their applications. While the FDA has largely caught up with domestic preapproval inspections, it continues to work through its backlog of foreign inspections.

In addition, government funding of the SEC and other government agencies on which AMTI’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. If a prolonged government shutdown or other disruption occurs, including due to travel restrictions, staffing shortages, or if global health or other concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities in a timely manner, it could significantly impact the ability of the FDA to timely review and process AMTI’s regulatory submissions, which could have a material adverse effect on AMTI’s business. Further, in AMTI’s operations as a public company, future government shutdowns could impact AMTI’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue AMTI’s operations.

AMTI may never receive approval to market and commercialize any product candidate. Even if AMTI obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as AMTI intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. AMTI may be subject to post-marketing testing requirements to maintain regulatory approval. In addition, upon obtaining any marketing approvals, AMTI may have difficulty in establishing the necessary sales and marketing capabilities to gain market acceptance.

If any of AMTI’s product candidates prove to be ineffective, unsafe or commercially unviable, AMTI’s entire pipeline could have little, if any, value, and it may prove to be difficult or impossible to finance the further development of AMTI’s pipeline. Any of these events would have a material and adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

AMTI’s product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Adverse events or other undesirable side effects caused by AMTI’s product candidates could cause AMTI or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, or other comparable foreign regulatory authorities. AMT-101 is a gastrointestinal (GI)-selective oral fusion of interleukin (IL)-10, and previous clinical trials conducted by others in the field with systemic IL-10 showed significant toxicities that prevented further development. AMT-126 is a GI-selective oral fusion of IL-22, and in current clinical trials conducted by others in the field with systemic IL-22, toxicities and adverse events have been observed.

Side effects could affect patient recruitment, the ability of enrolled patients to complete the clinical trial, and/or result in potential product liability claims. AMTI is required to maintain product liability insurance pursuant to certain of AMTI’s development and commercialization agreements. AMTI may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect AMTI against losses due to liability. A successful product liability claim or series of claims brought against AMTI could adversely affect AMTI’s results of operations, business, and reputation. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of AMTI’s business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management’s attention from AMTI’s primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize AMTI’s product candidates, and decreased demand for AMTI’s product candidates, if approved for commercial sale.

Additionally, if one or more of AMTI’s product candidates receives marketing approval, and AMTI or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

●	regulatory authorities may withdraw approvals of such product and cause AMTI to recall AMTI’s products;

●	regulatory authorities may require additional warnings on the label;

●	AMTI may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

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AMTI may be required to create a risk evaluation and mitigation strategy plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements, such as boxed warning on the packaging, to assure safe use;

●	AMTI could be sued and held liable for harm caused to patients; and

●	AMTI’s reputation may suffer.

Any of these events could prevent AMTI from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm AMTI’s business, financial condition, results of operations, and prospects.

If product liability lawsuits are brought against AMTI, AMTI may incur substantial liabilities and may be required to limit commercialization of AMTI’s products.

AMTI faces an inherent risk of product liability as a result of the clinical testing of AMTI’s product candidates and will face an even greater risk when and if AMTI commercializes any products. For example, AMTI may be sued if AMTI’s products cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale post-approval. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection laws. If AMTI cannot successfully defend itself against product liability claims, AMTI may incur substantial liabilities or be required to limit testing and commercialization of AMTI’s products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased or interrupted demand for AMTI’s products;

●	injury to AMTI’s reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and AMTI’s resources;

●	substantial monetary awards to clinical trial participants or patients;

●	product recalls, withdrawals or labeling, marketing, or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and AMTI’s capital resources; and

●	the inability to commercialize any products.

AMTI’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products AMTI develops. AMTI’s insurance policies may have various exclusions, and AMTI may be subject to a product liability claim for which AMTI has no coverage. AMTI may have to pay any amounts awarded by a court or negotiated in a settlement that exceed AMTI’s coverage limitations or that are not covered by AMTI’s insurance, and AMTI may not have, or be able to obtain, sufficient capital to pay such amounts. Even if AMTI’s agreements with any future corporate collaborators entitle AMTI to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Obtaining and maintaining regulatory approval of AMTI’s product candidates in one jurisdiction does not mean that AMTI will be successful in obtaining regulatory approval of AMTI’s product candidates in other jurisdictions.

If AMTI succeeds in developing any products, AMTI intends to market them in the United States as well as the European Union and other foreign jurisdictions. In order to market and sell AMTI’s products in other jurisdictions, AMTI must obtain separate marketing approvals and comply with numerous and varying regulatory requirements.

Obtaining and maintaining regulatory approval of AMTI’s product candidates in one jurisdiction does not guarantee that AMTI will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that AMTI intends to charge for AMTI’s products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for AMTI and could delay or prevent the introduction of AMTI’s products in certain countries. If AMTI or any partner AMTI works with fails to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, AMTI’s target market will be reduced, and AMTI’s ability to realize the full market potential of AMTI’s product candidates will be harmed.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If reimbursement is not available or is not sufficient for AMTI’s products, it is less likely that AMTI’s products will be widely used.

Even if AMTI’s product candidates are approved for sale by the appropriate regulatory authorities, market acceptance and sales of these products will depend on coverage and reimbursement policies and may be affected by future healthcare reform measures. Third-party payors, such as government healthcare programs, private health insurers and health maintenance organizations, decide what therapies they will cover and establish the level of reimbursement for such therapies. AMTI cannot be certain that coverage and reimbursement will be available or adequate for any products that AMTI develops. If coverage and adequate reimbursement is not available or is available on a limited basis, AMTI may not be able to successfully commercialize any of AMTI’s product candidates, if approved.

There may be significant delays in obtaining coverage and reimbursement for newly approved therapies, and coverage may be more limited than the purposes for which the therapy is approved by the FDA, EMA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a therapy will be paid for in all cases or at a rate that is commensurate with AMTI’s product pricing that covers AMTI’s costs, including research, development, manufacturing, sale and distribution expenses. Interim reimbursement levels for new therapies, if applicable, may also be insufficient to cover AMTI’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the therapy and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost therapies and may be incorporated into existing payments for other services. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Net prices for therapies may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future change to laws that presently restrict imports of therapies from countries where they may be sold at lower prices than in the United States. AMTI’s inability to promptly obtain coverage and adequate reimbursement from third-party payors, including both government-funded and private payors, for any approved products that AMTI develops could have a material adverse effect on AMTI’s operating results, AMTI’s ability to raise capital needed to commercialize products and AMTI’s overall financial condition.

AMTI has conducted clinical trials for AMT-101 and AMT-126 outside of the United States, and AMTI may do so for AMTI’s other product candidates, which exposes AMTI to additional risks. For example, the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such clinical trials, in which case AMTI’s development plans will be delayed, which could materially harm AMTI’s business.

AMTI has conducted AMTI’s Phase 2 clinical trials for AMT-101 and AMTI’s Phase 1 clinical trial for AMT-126 in countries outside of the United States. AMTI also plans to conduct additional future clinical trials outside the United States. The acceptance of clinical trial data from clinical trials conducted outside the United States by the FDA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; and (ii) the clinical trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign clinical trials would be subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from clinical trials conducted outside their applicable jurisdiction. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional clinical trials, which would be costly and time-consuming and delay aspects of AMTI’s business plan, and which may result in AMTI’s product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Conducting clinical trials outside the United States also exposes AMTI to additional risks, including risks associated with:

●	additional foreign regulatory requirements;

●	foreign exchange fluctuations;

●	increased supply chain complexity, including compliance with foreign manufacturing, customs, shipment and storage requirements and regulations;

●	regional differences in medical practice and clinical trial research;

●	diminished protection of intellectual property in some countries; and

●	interruptions or delays in AMTI’s clinical trials resulting from geopolitical events such as war or terrorism including the conflicts between Russia and Ukraine or Israel and Hamas.

For example, currently there is a conflict between Russia and Ukraine. AMTI’s AMT-101 Phase 2 LOMBARD and AMT-101 Phase 2 MARKET clinical trials included clinical trial sites located in Ukraine, Russia, and other Eastern European countries, and this conflict impacted AMTI’s ability to conduct these clinical trials. AMTI may conduct future clinical trials in Ukraine, Russia and other Eastern European countries, and the conflict may impact AMTI’s ability to timely and successfully complete such clinical trials. This could negatively impact the completion of AMTI’s clinical trials and/or analyses of clinical results or result in increased costs, all of which could materially impact AMTI’s ability to obtain regulatory approval for AMTI’s product candidates and harm AMTI’s business.

Also, recent and potential global supply chain disruptions and geopolitical events may impact AMTI’s ability to manufacture and deliver clinical trial drug supply to AMTI’s clinical trial sites, particularly those outside the United States. If AMTI or AMTI’s contractors are unable to deliver sufficient quantities of a study product candidate, the completion of AMTI’s clinical trials may be delayed, which could materially harm AMTI’s business.

In addition to U.S. regulatory requirements, AMTI is also subject to regulation by foreign regulatory authorities, ethics committees, and other governmental entities with respect to clinical trials AMTI conduct or sponsor outside of the U.S. For example, the EU Clinical Trials Regulation (“CTR”) became applicable on January 31, 2022, repealing the EU Clinical Trials Directive. The implementation of the CTR also includes the implementation of the Clinical Trials Information System, a new clinical trial portal and database that will be maintained by the EMA in collaboration with the European Commission and the EU Member States. Complying with changes in regulatory requirements can incur additional costs, delay AMTI’s clinical development plans, or expose AMTI to greater liability if AMTI is slow or unable to adapt to changes in existing requirements or new requirements or policies governing AMTI’s business operations, including AMTI’s clinical trials.

Further, Brexit and uncertainty in the regulatory framework as well as future legislation in the UK, European Union, and other jurisdictions can lead to disruption in the execution of international multi-center clinical trials, the monitoring of adverse events through pharmacovigilance programs, the evaluation of the benefit-risk profiles of new medicinal products, and determination of marketing authorization across different jurisdictions. Uncertainty in the regulatory framework could also result in disruption to the supply and distribution as well as the import/export of active pharmaceutical ingredients and finished product candidates. Such a disruption could create supply difficulties for any clinical trials. The cumulative effects of the disruption to the regulatory framework, uncertainty in future regulation, and changes to existing regulations may increase AMTI’s development lead time to marketing authorization and commercialization of products in the European Union and/or the UK and increase AMTI’s costs. AMTI cannot predict the impact of such changes and future regulation on AMTI’s business or the results of AMTI’s operations.

Preliminary data from AMTI’s clinical trials that AMTI announces or publishes from time to time may change as additional patient data become available and are subject to verification procedures that could result in material changes in the final data or clinical conclusions.

From time to time, AMTI may publicly disclose preliminary data from AMTI’s clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or clinical trial such as data from AMTI’s clinical trials of AMT-101 and AMT-126. AMTI also makes assumptions, estimations, calculations and conclusions as part of AMTI’s analyses of data, and AMTI may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary results that AMTI reports may differ from future results of the same preclinical studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data AMTI previously published.

Further, others, including regulatory agencies, may not accept or agree with AMTI’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular product candidate, AMTI’s ability to advance a product candidate to the next phase of clinical development, the approvability or commercialization of the particular product candidate or product, and AMTI in general. In addition, the information AMTI chooses to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what AMTI determines is the material or otherwise appropriate information to include in AMTI’s disclosure, and any information AMTI determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product candidate or AMTI’s business. If the preliminary data that AMTI reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, AMTI’s ability to obtain approval for, and commercialize, AMTI’s product candidates may be harmed, which could harm AMTI’s business, operating results, prospects or financial condition.

Even if AMTI obtains regulatory approval for a product candidate, AMTI’s products will remain subject to extensive regulatory scrutiny.

If any of AMTI’s product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA, EMA, and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, AMTI and AMTI’s contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, BLA, or marketing authorization application (“MAA”). Accordingly, AMTI and others with whom AMTI works with must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that AMTI receives for its product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including the requirement to implement a risk evaluation and mitigation strategy), or contain requirements for potentially costly post-marketing testing. AMTI will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA, and comparable foreign regulatory authorities. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. AMTI will have to comply with requirements concerning advertising and promotion for AMTI’s products. Promotional communications with respect to biologic therapeutics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, AMTI may not promote its products for indications or uses for which they do not have approval, commonly referred to as “off-label uses.” The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments, but the FDA does restrict manufacturer communications on the subject of off-label use of their products. The holder of an approved NDA, BLA, or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. AMTI could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of AMTI’s products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, AMTI could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for AMTI’s products.

An unsuccessful post-marketing clinical trial or failure to complete such a clinical trial could result in the withdrawal of marketing approval. In December 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (“FDORA”), was signed into law. FDORA made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or AMTI, including requiring withdrawal of the product from the market. If AMTI fails to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters that would result in adverse publicity;

●	impose civil or criminal penalties;

●	suspend or withdraw regulatory approvals;

●	suspend any of AMTI’s clinical trials;

●	refuse to approve pending applications or supplements to approved applications submitted by AMTI;

●	impose restrictions on AMTI’s operations;

●	seize or detain products; or

●	require a product recall.

Any government investigation of alleged violations of law could require AMTI to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect AMTI’s ability to commercialize and generate revenue from AMTI’s products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of AMTI and AMTI’s operating results will be adversely affected.

AMTI has sought and may again seek orphan drug designation for one or more of its product candidates, but AMTI may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause AMTI’s revenue, if any, to be reduced.

AMTI sought and, in November 2022, received orphan drug designation for AMT-101 in patients with pouchitis. In the future, AMTI may seek orphan drug designations for one or more of AMTI’s product candidates, but may be unable to obtain an orphan drug designation for any additional product candidates. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other NDA or BLA applications to market the same drug or biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Furthermore, the FDA can waive orphan exclusivity if AMTI is unable to manufacture sufficient supply of AMTI’s product.

In Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA’s longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order - that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

A breakthrough therapy designation or Fast Track designation by the FDA for a drug may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the drug will receive marketing approval.

In the future, AMTI may seek a breakthrough therapy designation for one or more of AMTI’s investigational medicines. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the clinical trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the biologics license application.

Designation as a breakthrough therapy is at the discretion of the FDA. Accordingly, even if AMTI believes that one of AMTI’s investigational medicines meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a drug may not result in a faster development process, review, or approval compared to drugs considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of AMTI’s investigational medicines qualify as breakthrough therapies, the FDA may later decide that the investigational medicine no longer meets the conditions for qualification, or it may decide that the time period for FDA review or approval will not be shortened.

AMTI may seek Fast Track designation for some of AMTI’s investigational medicines. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, and even if AMTI believes a particular investigational medicine is eligible for this designation, AMTI cannot assure you that the FDA would decide to grant it. Even if AMTI does receive Fast Track designation, AMTI may not experience a faster development process, review, or approval compared to conventional FDA procedures. If AMTI’s clinical development program does not continue to meet the criteria for Fast Track designation, or if AMTI’s clinical trials are delayed, suspended, or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, AMTI will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation and priority review do not change the standards for approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from AMTI’s clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Current and future legislation may increase the difficulty and cost for AMTI to commercialize AMTI’s product candidates, if approved, and affect the prices AMTI may obtain.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal, and state levels directed at containing or lowering the cost of healthcare. AMTI cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

●	the demand for AMTI’s product candidates, if AMTI obtains regulatory approval;

●	AMTI’s ability to receive or set a price that AMTI believes is fair for its products;

●	AMTI’s ability to generate revenue and achieve or maintain profitability;

●	the level of taxes that AMTI is required to pay; and

●	the availability of capital.

In March 2010, the Patient Protection and Affordable Care Act (“ACA”) was enacted, which includes measures that have significantly changed the way healthcare is financed by both governmental and private insurers. The ACA continues to significantly impact the United States’ pharmaceutical industry. Since its enactment, there have been executive, judicial, and Congressional challenges to certain aspects of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. On January 28, 2021, President Biden issued an executive order instructing certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how this Supreme Court decision, future litigation, and healthcare measures promulgated by the current administration will impact the ACA, AMTI’s business, financial condition, and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on AMTI’s business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of the sequester.

Moreover, there has recently been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of products, which could have a material impact on AMTI’s business. In July 2021, the current administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. In response to this executive order, the U.S. Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the current administration on AMTI and the biopharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent AMTI from being able to generate revenue, attain profitability, or commercialize AMTI’s product candidates if approved.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase AMTI’s compliance burdens and expose AMTI to greater liability under such state laws once AMTI begins commercialization if AMTI obtains regulatory approval for any of AMTI’s products. AMTI is unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce AMTI’s revenue or increase AMTI’s costs could also have a material and adverse effect on AMTI’s business, financial condition, and results of operations.

AMTI expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that AMTI receives for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent AMTI from being able to generate sufficient revenue, attain profitability, or commercialize AMTI’s product candidates, if approved.

In the European Union, similar political, economic, and regulatory developments may affect AMTI’s ability to profitably commercialize AMTI’s current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase AMTI’s operating costs. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. AMTI’s future products, if any, might not be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, an adequate level of reimbursement might not be available for such products and third-party payors’ reimbursement policies might adversely affect AMTI’s ability to sell any future products profitably.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biologic therapeutics. AMTI cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of AMTI’s product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject AMTI to more stringent product labeling and post-approval testing and other requirements.

AMTI cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If AMTI is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if AMTI is not able to maintain regulatory compliance, AMTI’s product candidates may lose any marketing approval that may have been obtained and AMTI may not achieve or sustain profitability, which would adversely affect AMTI’s business. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

AMTI’s employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

AMTI is exposed to the risk of fraud, misconduct, or other illegal activity by AMTI’s employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless, and negligent conduct that fails to:

●	comply with the laws of the FDA, EMA, and other comparable foreign regulatory authorities;

●	provide true, complete, and accurate information to the FDA, EMA, and other comparable foreign regulatory authorities;

●	comply with manufacturing standards AMTI has established;

●	comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or

●	report financial information or data accurately or to disclose unauthorized activities to AMTI.

If AMTI obtains FDA approval of any of AMTI’s product candidates and begin commercializing those products in the United States, AMTI’s potential exposure under such laws will increase significantly, and AMTI’s costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to AMTI’s reputation. AMTI has adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions AMTI takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting AMTI from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against AMTI, and AMTI is not successful in defending itself or asserting AMTI’s rights, those actions could have a significant impact on AMTI’s business, including the imposition of significant fines or other sanctions.

If AMTI fails to comply with healthcare laws, AMTI could face substantial penalties and AMTI’s business, operations, and financial conditions could be adversely affected.

If AMTI obtains FDA approval for any of AMTI’s product candidates and begin commercializing those products in the United States, AMTI’s operations will be subject to various federal and state fraud and abuse laws. The laws that AMTI is currently subject to or which AMTI may become subject to if AMTI obtains FDA approval of any of AMTI’s product candidates, and which may impact AMTI’s operations include the following:

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The federal Anti-Kickback Statute which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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Federal civil and criminal false claims laws, including the False Claims Act, which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, impose criminal and civil penalties against individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease, or conceal an obligation to pay money to the federal government. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

●	The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”).

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009.

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The federal Physician Payment Sunshine Act, created under the ACA, and its implementing regulations, require applicable manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the HHS under the Open Payments Program, information related to certain payments and other transfers of value made in the previous year to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. The information reported annually is publicly available on a searchable website.

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Analogous state and foreign laws and regulations, such as state and foreign anti-kickback and false claims laws, may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements, as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers.

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State laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources.

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State and local laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensation and other remuneration, and items of value provided to healthcare professionals and entities.

●	State and local laws that require the registration of pharmaceutical sales representatives.

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State and foreign laws that govern the privacy and security of personal information (including health information) in certain circumstances. These include, but are not limited to, the EU General Data Protection Regulation, and the California Consumer Privacy Act, as amended and expanded by the California Privacy Rights Act, each of which is discussed below. Many of these laws governing the privacy and security of personal information differ from each other in significant ways and may not have the same effects or obligations, thus complicating compliance efforts.

In addition, AMTI is subject to federal and state consumer protection and unfair competition laws that broadly regulate marketplace activities and activities that potentially harm consumers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of AMTI’s business activities could, despite AMTI’s efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that AMTI’s business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that AMTI’s business practices may not comply with current or future statutes, regulations, or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against AMTI, and AMTI is not successful in defending itself or asserting its rights, those actions could have a significant impact on AMTI’s business, including the imposition of significant civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of AMTI’s operations, any of which could adversely affect AMTI’s ability to operate AMTI’s business and AMTI’s results of operations. In addition, the approval and commercialization of any of AMTI’s product candidates outside the United States will also likely subject AMTI to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If AMTI or any contract manufacturers and suppliers AMTI engages fail to comply with environmental, health, and safety laws and regulations, AMTI could become subject to fines or penalties or incur costs that could have a material adverse effect on AMTI’s business.

AMTI and any contract manufacturers and suppliers AMTI engages are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. AMTI’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. AMTI’s operations also produce hazardous waste. AMTI generally contracts with third parties for the disposal of these materials and wastes. AMTI cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from AMTI’s use of hazardous materials, AMTI could be held liable for any resulting damages, and any liability could exceed AMTI’s resources. Under certain environmental laws, AMTI could be held responsible for costs relating to any contamination at AMTI’s past facilities and at third-party facilities. AMTI also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair AMTI’s research, product development, and manufacturing efforts. In addition, AMTI cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although AMTI maintains workers’ compensation insurance to cover AMTI for costs AMTI may incur due to injuries to AMTI’s employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. AMTI does not carry specific biological or hazardous waste insurance coverage, and AMTI’s property, casualty, and general liability insurance policies only provide limited coverage. Accordingly, in the event of contamination or injury, AMTI could be held liable for damages or be penalized with fines in an amount exceeding AMTI’s resources, and AMTI’s clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

AMTI’s business activities may be subject to the Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. AMTI can face criminal liability and other serious consequences for violations, which can harm AMTI’s business.

AMTI’s business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations, or rules of other countries in which AMTI operates. These laws generally prohibit companies and their employees and third-party business partners, representatives, and agents from engaging in corruption and bribery, including offering, promising, giving, or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. AMTI’s business is heavily regulated and therefore involves significant interaction with government officials, including officials of non-U.S. governments. Additionally, in many countries, healthcare providers are employed by the government, and the purchasers of biopharmaceuticals are government entities; therefore, AMTI’s dealings with these providers and purchasers are subject to regulation and such healthcare providers and employees of such purchasers may be considered “foreign officials” as defined in the FCPA. Recently, the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology companies. In addition to AMTI’s own employees, AMTI leverages third parties to conduct AMTI’s business abroad, such as managing AMTI’s clinical trials and obtaining government licenses and approvals. AMTI and AMTI’s third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and AMTI may be held liable for the corrupt or other illegal activities of AMTI’s employees, AMTI’s third-party business partners, representatives and agents, even if AMTI does not explicitly authorize such activities. There is no certainty that AMTI’s employees or the employees of AMTI’s third-party business partners, representatives and agents will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, debarment from U.S. and other government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against AMTI, AMTI’s officers, or AMTI’s employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of AMTI’s business. Any such violations could include prohibitions on AMTI’s ability to offer AMTI’s products in one or more countries and could materially damage AMTI’s reputation, AMTI’s brand, AMTI’s international expansion efforts, AMTI’s ability to attract and retain employees, and AMTI’s business, prospects, operating results, financial condition and stock price.

In addition, AMTI’s products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of AMTI’s products, or AMTI’s failure to obtain any required import or export authorization for AMTI’s products, when applicable, could harm AMTI’s business. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. For example, U.S. sanctions that have been or may be imposed as a result of the conflicts between Russia and Ukraine or Israel and Hamas may impact AMTI’s ability to continue activities at clinical trial sites within regions covered by such sanctions. If AMTI fails to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges.

Data collection under European and U.S. laws is governed by restrictive regulations addressing the collection, use, processing and, in the case of Europe, cross-border transfer, of personal information.

AMTI may collect, process, use or transfer personal information from individuals located in the EU and UK in connection with AMTI’s business, including in connection with conducting clinical trials in the EU and UK. Additionally, if any of AMTI’s product candidates are approved, AMTI may seek to commercialize those products in the EU and UK. The collection and use of personal health data in the EU and UK are governed by laws, regulations, and directives, including the General Data Protection Regulation (EU) 2016/679 (“GDPR”) and a UK version of the GDPR (combining the GDPR and the UK’s Data Protection Act 2018). This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area (“EEA”), in the case of the GDPR, and the UK, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. This legislation imposes significant responsibilities and liabilities in relation to personal data that AMTI process, and AMTI may be required to put in place additional mechanisms ensuring compliance. In particular, with respect to cross-border transfers of personal data, judicial and regulatory developments in the EU have created uncertainty. In a decision issued by the Court of Justice of the European Union (“CJEU”) on July 16, 2020, the CJEU invalidated one mechanism for cross-border personal data transfer, the EU-U.S. Privacy Shield, and imposed additional obligations on companies, including AMTI, relying on standard contractual clauses (“SCCs”) issued by the European Commission for cross-border personal data transfers. The European Commission released new SCCs designed to address the CJEU concerns on June 4, 2021. On February 2, 2022, the United Kingdom’s Information Commissioner’s Office issued new standard contractual clauses (“UK SCCs”) to support personal data transfers out of the UK. AMTI has undertaken certain efforts to conform transfers of personal data from the EEA and UK to the United States to AMTI’s understanding of current regulatory obligations and guidance of data protection authorities, but the CJEU’s decision, the revised SCCs and UK SCCs, regulatory guidance and opinions, and other developments relating to cross-border data transfer may require AMTI to implement additional contractual and technical safeguards for any personal data transferred out of the EEA and UK, which may increase compliance costs, lead to increased regulatory scrutiny or liability, may require additional contractual negotiations, and may adversely impact AMTI’s business, financial condition and operating results. Any actual or alleged failure to comply with the requirements of the GDPR or other laws, regulations, and directives of the member states of the EU and UK may result in substantial fines, other administrative penalties and civil claims being brought against AMTI, which could have a material adverse effect on AMTI’s business, financial condition, and results of operations.

In addition, U.S. states are adopting new laws or amending existing laws and regulations, requiring attention to frequently changing regulatory requirements applicable to data related to individuals. For example, California has enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020 and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and which can include any of AMTI’s current or future employees who may be California residents or any other California residents whose data AMTI collect or process) and provide such residents new ways to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. As AMTI expand AMTI’s operations and clinical trials (both preclinical or clinical), the CCPA may increase AMTI’s compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States.

Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the election on November 3, 2020. The CPRA creates obligations relating to consumer data as of January 1, 2022, with enforcement anticipated to begin July 1, 2023. The CPRA modifies the CCPA significantly, potentially resulting in further uncertainty and requiring AMTI to incur additional costs and expenses in an effort to comply. Additionally, other U.S. states continue to propose, and in certain cases adopt, privacy-focused legislation such as Colorado, Connecticut, Delaware, Oregon, Texas, Utah, and Virginia. Aspects of these state laws remain unclear, resulting in further uncertainty and potentially requiring AMTI to modify AMTI’s data practices and policies and to incur substantial additional costs and expenses in an effort to comply. Additionally, the U.S. federal government is contemplating federal privacy legislation.

Laws, regulations, and directives relating to privacy and data security are not consistent across jurisdictions, and they may impose conflicting or uncertain obligations. Compliance with laws, regulations, and directives is a rigorous, costly, and time-intensive process, and AMTI may find it necessary or appropriate to put in place additional mechanisms ensuring compliance with new and changing data protection obligations. Actual or alleged noncompliance with any such laws, regulations, and directives may lead to regulatory investigations, enforcement actions and other proceedings, claims, and litigation, with the potential for significant fines, penalties, and other liabilities in the event of actual or alleged noncompliance. Any of these could adversely affect AMTI’s business, financial condition and results of operations.

Risks Related to AMTI’s Intellectual Property

If AMTI is unable to obtain and maintain patent protection for any product candidates AMTI develops, AMTI’s competitors could develop and commercialize products similar or identical to AMTI’s, and AMTI’s ability to successfully commercialize any product candidates AMTI may develop may be adversely affected.

AMTI’s success depends in large part on AMTI’s ability to obtain and maintain patent protection in the United States and other countries with respect to AMTI’s proprietary product candidates and other technologies AMTI may develop. AMTI seeks to protect its proprietary position by filing patent applications in the United States and abroad relating to AMTI’s core programs and product candidates, as well as other technologies that are important to AMTI’s business. AMTI has filed or intend to file patent applications on aspects of AMTI’s technology and core product candidates; however, there can be no assurance that such patent applications will issue as granted patents around the world. The requirements for patentability differ in certain countries, and certain countries have heightened requirements for patentability. Furthermore, in some cases, AMTI has only filed provisional patent applications on certain aspects of AMTI’s technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, AMTI files a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause AMTI to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. Furthermore, in some cases, AMTI may not be able to obtain issued claims covering compositions relating to AMTI’s core programs and product candidates, as well as other technologies that are important to AMTI’s business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture for protection of such core programs, product candidates, and other technologies. Any changes AMTI makes to its product candidates to cause them to have what AMTI views as more advantageous properties may not be covered by AMTI’s existing patents and patent applications, and AMTI may be required to file new applications and/or seek other forms of protection for any such altered product candidates. There can be no assurance that AMTI would be able to secure patent protection that would adequately cover altered product candidates. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as AMTI’s competitors, from utilizing AMTI’s technology. Any failure to obtain or maintain patent protection with respect to AMTI’s core programs and product candidates could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

If the scope of any patent protection AMTI obtains is not sufficiently broad, or if AMTI loses any of its patent protection, AMTI’s ability to prevent AMTI’s competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of AMTI’s patent rights are highly uncertain. AMTI’s pending and future patent applications may not result in patents being issued which protect AMTI’s product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Patent applications AMTI owns currently or that in the future issue as patents may not be issued in a form that will provide AMTI with any meaningful protection, prevent competitors or other third parties from competing with AMTI, or otherwise provide AMTI with any competitive advantage. Any patents to which AMTI has rights may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, AMTI does not know whether product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. AMTI’s competitors or other third parties may be able to circumvent AMTI’s patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect AMTI’s business, financial condition, results of operations, and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and AMTI’s patents may be challenged in the courts or patent offices in the United States and abroad. AMTI may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (“USPTO”), or post-issuance become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging AMTI’s patent rights. An adverse determination in any such submission, proceeding, or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize AMTI’s product candidates or other technologies and compete directly with AMTI, without payment to AMTI, or result in AMTI’s inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, AMTI may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as post-grant review at the USPTO or oppositions in a foreign patent office, that challenge AMTI’s priority of invention or other features of patentability with respect to AMTI’s patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit AMTI’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of AMTI’s product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from AMTI’s scientists and management, even if the eventual outcome is favorable to AMTI. If AMTI is unsuccessful in any such proceeding or other priority or inventorship dispute, AMTI may be required to obtain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If AMTI is unable to obtain and maintain such licenses, AMTI may need to cease the development, manufacture, and commercialization of one or more of the product candidates AMTI may develop. Termination of these licenses or reduction or elimination of AMTI’s rights under these licenses may result in AMTI’s having to negotiate new or reinstated agreements with less favorable terms, or cause AMTI to lose its rights under these licenses, including AMTI’s rights to important intellectual property or technology. The loss of exclusivity or the narrowing of AMTI’s owned and licensed patent claims could limit AMTI’s ability to stop others from using or commercializing similar or identical technology and products.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, AMTI’s intellectual property may not provide AMTI with sufficient rights to exclude others from commercializing products similar or identical to AMTI’s.

Some of AMTI’s patents and patent applications may in the future be co-owned with third parties. In addition, future collaborators or licensors may co-own their patents and patent applications with other third parties with whom AMTI does not have a direct relationship. AMTI’s rights to certain of these patents and patent applications may be dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patents and patent applications, who are not parties to AMTI’s license agreements. If AMTI’s future collaborators or licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patents or patent applications or AMTI is otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including AMTI’s competitors, and AMTI’s competitors could market competing products and technology to the extent such products and technology are not also covered by AMTI’s intellectual property. In addition, AMTI may need the cooperation of any such co-owners of AMTI’s patents in order to enforce such patents against third parties, and such cooperation may not be provided to AMTI. Any of the foregoing could have a material adverse effect on AMTI’s competitive position, business, financial conditions, results of operations, and prospects.

If AMTI is unable to obtain licenses from third parties on commercially reasonable terms or fails to comply with its obligations under such agreements, AMTI’s business could be harmed.

It may be necessary for AMTI to use the patented or proprietary technology of third parties to commercialize AMTI’s products, in which case AMTI would be required to obtain a license from these third parties. If AMTI is unable to license such technology, or if AMTI is forced to license such technology, on unfavorable terms, AMTI’s business could be materially harmed. If AMTI is unable to obtain a necessary license, AMTI may be unable to develop or commercialize the affected product candidates, which could materially harm AMTI’s business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting AMTI’s sales, or, with respect to AMTI’s sales, an obligation on AMTI’s part to pay royalties and/or other forms of compensation. Even if AMTI is able to obtain a license, it may be non-exclusive, thereby giving AMTI’s competitors access to the same technologies licensed to AMTI.

If AMTI fails to comply with its obligations under its license agreements, AMTI’s counterparties may have the right to terminate these agreements, in which event AMTI might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing, or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of AMTI’s rights under these agreements may result in AMTI’s having to negotiate new or reinstated agreements with less favorable terms, cause AMTI to lose AMTI’s rights under these agreements, including AMTI’s rights to important intellectual property or technology, or impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

AMTI’s rights to develop and commercialize AMTI’s product candidates may be subject, in part, to the terms and conditions of agreements with others.

Agreements AMTI may enter into in the future may not provide exclusive rights to use certain intellectual property and technology retained by the collaborator in all relevant fields of use and in all territories in which AMTI may wish to develop or commercialize AMTI’s technology and products in the future. As a result, AMTI may not be able to prevent competitors or other third parties from developing and commercializing competitive products that utilize technology retained by such collaborators to the extent such products are not also covered by AMTI’s intellectual property.

In addition, subject to the terms of any such agreements, AMTI may not have the right to control the preparation, filing, prosecution, and maintenance, and AMTI may not have the right to control the enforcement and defense of certain patents and patent applications retained by the collaborator and provided to AMTI under a limited license. AMTI cannot be certain that patents and patent applications that are controlled by future collaborators will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of AMTI’s business. If AMTI’s collaborators fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the limited rights AMTI has licensed may be reduced or eliminated, AMTI’s right to develop and commercialize any of AMTI’s product candidates that are subject of such licensed rights could be adversely affected, and AMTI may have a reduced ability to prevent competitors from making, using, and selling competing products. In addition, even where AMTI has the right to control patent prosecution of patents and patent applications AMTI has licensed to and from future collaborators, AMTI may still be adversely affected or prejudiced by actions or inactions of future collaborators that took place prior to the date upon which AMTI assumed control over patent prosecution.

AMTI may enter into agreements with future collaborators to option or license certain intellectual property and may need to obtain additional intellectual property rights from others to advance AMTI’s research or allow commercialization of product candidates AMTI may develop. AMTI may be unable to obtain additional intellectual property rights at a reasonable cost or on reasonable terms, if at all. In that event, AMTI may be required to expend significant time and resources to redesign AMTI’s technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If AMTI is unable to do so, AMTI may be unable to develop or commercialize the affected product candidates, which could harm AMTI’s business, financial condition, results of operations, and prospects significantly. AMTI cannot provide any assurances that third-party patents do not exist which might be enforced against AMTI’s current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting AMTI’s manufacture or future sales, or, with respect to AMTI’s future sales, an obligation on AMTI’s part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Furthermore, AMTI’s or AMTI’s future collaborators’ patents may be subject to a reservation of rights by one or more third parties. The U.S. government may have certain rights to resulting intellectual property. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government’s rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology developed using U.S. government funding. The U.S. government may exercise its march-in rights if it determines that action is necessary because AMTI fails to achieve the practical application of the government funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, AMTI’s rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in facilities in the United States in certain circumstances and if this requirement is not waived. Any exercise by the U.S. government of such rights or by any third-party of its reserved rights could have a material adverse effect on AMTI’s competitive position, business, financial condition, results of operations, and prospects.

If AMTI fails to comply with AMTI’s obligations in agreements under which AMTI options or licenses intellectual property rights from future collaborators or licensors or otherwise experience disruptions to AMTI’s business relationships with future collaborators or licensors, AMTI could lose intellectual property rights that are important to AMTI’s business.

AMTI may enter into agreements with future collaborators that impose various economic, development, diligence, commercialization, and other obligations on AMTI. Such collaboration agreements may also require AMTI to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products. AMTI’s future collaborators might conclude that AMTI has materially breached its obligations under such agreements and might therefore terminate or seek damages under the agreements, thereby removing or limiting AMTI’s ability to develop and commercialize products and technology covered by these agreements. Termination of these agreements could cause AMTI to lose the rights to certain patents or other intellectual property, or the underlying patents could fail to provide the intended exclusivity, and competitors or other third parties may have the freedom to seek regulatory approval of, and to market, products similar to or identical to AMTI’s and AMTI may be required to cease its development and commercialization of certain of AMTI’s product candidates. Any of the foregoing could have a material adverse effect on AMTI’s competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a collaboration agreement, including:

●	the scope of the option or license rights granted under the agreement and other interpretation-related issues;

●	the extent to which AMTI’s technology and processes infringe on intellectual property of the collaborator that is not subject to the option or license rights granted under the agreement;

●	the sublicensing of patent and other rights under AMTI’s collaborative development relationships;

●	AMTI’s diligence obligations under the agreement and what activities satisfy those diligence obligations;

●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by AMTI’s collaborators and AMTI and AMTI’s other partners; and

●	the priority of invention of patented technology.

AMTI may enter into agreements to option or license intellectual property or technology from third parties that are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what AMTI believes to be the scope of AMTI’s rights to the relevant intellectual property or technology, or increase what AMTI believes to be AMTI’s financial or other obligations under the relevant agreement, either of which could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that AMTI has optioned or licensed prevent or impair AMTI’s ability to maintain such arrangements on commercially acceptable terms, AMTI may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on AMTI’s business, financial conditions, results of operations, and prospects.

AMTI may not be able to protect AMTI’s intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on AMTI’s product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect AMTI’s rights to the same extent as the laws of the United States.

Consequently, AMTI may not be able to prevent third parties from using AMTI’s inventions in all countries outside the United States, or from selling or importing products made using AMTI’s inventions in and into the United States or other jurisdictions. Competitors may use AMTI’s technologies in jurisdictions where AMTI has not obtained patent protection to develop their own products, and, further, may export otherwise infringing products to territories where AMTI has patent protection, but enforcement is not as strong as that in the United States. These products may compete with AMTI’s products, and AMTI’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for AMTI to stop the infringement of AMTI’s patents or marketing of competing products in violation of AMTI’s intellectual property and proprietary rights generally. Proceedings to enforce AMTI’s intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert AMTI’s efforts and attention from other aspects of AMTI’s business, could put AMTI’s patents at risk of being invalidated or interpreted narrowly, could put AMTI’s patent applications at risk of not issuing, and could provoke third parties to assert claims against AMTI. AMTI may not prevail in any lawsuits that AMTI initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, AMTI’s efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that AMTI develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If AMTI or any of AMTI’s future collaborators or licensors is forced to grant a license to third parties with respect to any patents relevant to AMTI’s business, AMTI’s competitive position may be impaired, and AMTI’s business, financial condition, results of operations, and prospects may be adversely affected.

Issued patents covering AMTI’s product candidates and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If AMTI initiated legal proceedings against a third party to enforce a patent covering AMTI’s product candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of AMTI’s patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to AMTI’s patents in such a way that they no longer cover AMTI’s product candidates or other technologies or may result in a change in inventorship which could impact AMTI’s exclusive ownership of a patent. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, AMTI cannot be certain that there is no invalidating prior art, of which AMTI and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, AMTI would lose at least part, and perhaps all, of the patent protection on AMTI’s product candidates or other technologies. Such a loss of patent protection would have a material adverse impact on AMTI’s business, financial condition, results of operations, and prospects.

Third-party claims of intellectual property infringement, misappropriation, or other violation against AMTI may prevent or delay the development and commercialization of AMTI’s product candidates and other technologies.

The fields of designing and developing treatments for immunology, inflammation, and metabolic diseases are highly competitive and dynamic. In addition, while research and development that is taking place by several companies, including AMTI and AMTI’s competitors in oral biologic therapeutics, the technology used in AMTI’s product candidates is still in development and no products utilizing similar technology have yet reached the market. As such, it is difficult to conclusively assess AMTI’s freedom to operate without infringing on third-party rights. This could lead to significant intellectual property related litigation and proceedings relating to AMTI’s, and other third party, intellectual property, and proprietary rights in the future.

AMTI’s commercial success depends in part on AMTI’s ability to develop, manufacture, market, and sell any product candidates that AMTI develops and to use AMTI’s proprietary technologies without infringing, misappropriating, and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, post-grant review, inter partes review, derivation proceedings, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. AMTI may become party to, or threatened with, such actions in the future, regardless of their merit.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which AMTI were developing AMTI’s product candidates. AMTI cannot assure you that AMTI’s product candidates and other technologies that AMTI has developed or may develop in the future will not infringe existing or future patents owned by third parties. AMTI may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which AMTI were developing product candidates, and other technologies might assert are infringed by AMTI’s current or future product candidates or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover AMTI’s product candidates or other technologies. It is also possible that patents owned by third parties of which AMTI is aware, but which AMTI does not believe are relevant to AMTI’s product candidates or other technologies, could be found to be infringed by AMTI’s product candidates or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that AMTI’s product candidates or other technologies may infringe.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use, or sale of AMTI’s product candidates or other technologies infringes upon these patents. In the event that any third-party claims that AMTI infringes their patents or that AMTI is otherwise employing their proprietary technology without authorization and initiates litigation against AMTI, even if AMTI believes such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by AMTI’s product candidates or other technologies. In this case, the holders of such patents may be able to block AMTI’s ability to commercialize the applicable product candidate or technology unless AMTI obtains a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if AMTI is able to obtain a license, the license would likely obligate AMTI to pay license fees or royalties or both, and the rights granted to AMTI might be nonexclusive, which could result in AMTI’s competitors gaining access to the same intellectual property. If AMTI is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, AMTI may be unable to commercialize AMTI’s product candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm AMTI’s business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from AMTI’s business, and may impact AMTI’s reputation. In the event of a successful claim of infringement against AMTI, AMTI may be enjoined from further developing or commercializing AMTI’s infringing product candidates or other technologies. In addition, AMTI may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, and/or redesign AMTI’s infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, AMTI would be unable to further develop and commercialize AMTI’s product candidates or other technologies, which could harm AMTI’s business significantly.

Engaging in litigation to defend against third parties alleging that AMTI have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of AMTI’s size, and time-consuming. Some of AMTI’s competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than AMTI can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against AMTI could impair AMTI’s ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

AMTI may become involved in lawsuits to protect or enforce AMTI’s patents and other intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe AMTI’s patents or AMTI may be required to defend against claims of infringement. In addition, AMTI’s patents may become involved in inventorship, priority, or validity disputes. To counter or defend against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent in which AMTI has an interest is invalid or unenforceable, the other party’s use of AMTI’s patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that AMTI’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of AMTI’s patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of AMTI’s confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in AMTI’s favor, litigation or other legal proceedings relating to intellectual property claims may cause AMTI to incur significant expenses and could distract AMTI’s personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of AMTI’s common stock. Such litigation or proceedings could substantially increase AMTI’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. AMTI may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of AMTI’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than AMTI can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on AMTI’s ability to compete in the marketplace.

Patent terms may be inadequate to protect AMTI’s competitive position on AMTI’s products and services for an adequate amount of time.

Patents have a limited lifespan. In the United States and abroad, if all maintenance fees/annuity fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date. The protection a patent affords is limited. Even if patents covering AMTI’s products are obtained, once the patent life has expired, AMTI may be open to competition from competitive products. Given the amount of time required for the development, testing, and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, AMTI’s owned and licensed patent portfolio may not provide AMTI with sufficient rights to exclude others from commercializing products similar or identical to AMTI’s.

AMTI may be subject to claims challenging the inventorship or ownership of AMTI’s patents and other intellectual property.

AMTI may be subject to claims that former employees or other third parties have an interest in AMTI’s patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, AMTI’s Co-Founder, Dr. Randall Mrsny, was an employee of both AMTI and the University of Bath and currently remains an employee of the University of Bath, and as such, AMTI must ensure that AMTI owns its intellectual property that was conceived or developed by Dr. Mrsny while he was AMTI’s employee and that he is under obligation to assign to AMTI. AMTI may have inventorship or ownership disputes arise from conflicting obligations of AMTI’s founders, employees, consultants, or others who are involved in developing AMTI’s product candidates or other technologies, such as with the University of Bath. Litigation may be necessary to defend against any claims challenging inventorship or ownership of AMTI’s patents, trade secrets, or other intellectual property. If the defense of any such claims fails, in addition to paying monetary damages, AMTI may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to AMTI’s product candidates and other technologies. Even if AMTI is successful in defending against any such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

If AMTI does not obtain patent term extension and data exclusivity for any product candidates AMTI may develop, AMTI’s business may be materially harmed.

Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates AMTI may develop, one or more of AMTI’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Act”). The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, AMTI may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than AMTI requests. If AMTI is unable to obtain patent term extension or the term of any such extension is shorter than what AMTI requests, AMTI’s competitors may obtain approval of competing products following AMTI’s patent expiration, and AMTI’s business, financial condition, results of operations, and prospects could be materially harmed.

If AMTI is unable to protect the confidentiality of AMTI’s trade secrets, AMTI’s business and competitive position would be harmed.

In addition to seeking patents for AMTI’s product candidates and other technologies, AMTI also relies on trade secrets and confidentiality agreements to protect AMTI’s unpatented know-how, technology, and other proprietary information and to maintain AMTI’s competitive position. AMTI considers trade secrets and know-how to be one of AMTI’s primary sources of intellectual property. Trade secrets and know-how can be difficult to protect. AMTI expects AMTI’s trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

While AMTI seeks to protect these trade secrets and other proprietary technology, AMTI cannot guarantee that AMTI has entered into non-disclosure, confidentiality, invention, or patent assignment agreements with each party that may have or have had access to AMTI’s trade secrets or proprietary technology and processes. Despite AMTI’s efforts, any of these parties may breach the agreements and disclose AMTI’s proprietary information, including AMTI’s trade secrets, and AMTI may not be able to obtain adequate remedies for such breaches. Over the last 18 months, AMTI has terminated a significant portion of AMTI’s workforce, many of whom held technical positions. As a result, there may be an increased risk that AMTI’s proprietary information, including AMTI’s trade secrets, may be inadvertently or intentionally disclosed to a third party. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of AMTI’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, AMTI would have no right to prevent them from using that technology or information to compete with AMTI. If any of AMTI’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, AMTI’s competitive position would be materially and adversely harmed.

If any of AMTI’s patent applications do not issue as patents in any jurisdiction, AMTI may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish AMTI’s ability to protect AMTI’s inventions, obtain, maintain, and enforce AMTI’s intellectual property rights and, more generally, could affect the value of AMTI’s intellectual property or narrow the scope of AMTI’s patents with respect to AMTI’s product candidates. With respect to AMTI’s intellectual property related to AMTI’s product candidates, AMTI cannot predict whether the patent applications AMTI is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and AMTI may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that AMTI will fail to identify patentable aspects of AMTI’s research and development output in time to obtain patent protection. AMTI may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of AMTI’s business. Any parties who enter into nondisclosure and confidentiality agreements with AMTI who have access to confidential or patentable aspects of AMTI’s research and development output, such as AMTI’s employees, CROs, CDMOs, consultants, advisors, and other third parties, may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing AMTI’s ability to seek patent protection. In addition, AMTI’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between AMTI’s inventions and the prior art allow AMTI’s inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, AMTI cannot be certain that AMTI was the first to make the inventions claimed in any of AMTI’s patents or pending patent applications, or that AMTI were the first to file for patent protection of such inventions.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by AMTI’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect AMTI’s business or permit AMTI to maintain AMTI’s competitive advantage. For example:

●	others may be able to make products that are similar to AMTI’s product candidates or utilize similar technology but that are not covered by the claims of the patents that AMTI licenses or may own;

●	others may be able to develop a platform that is similar to, or better than, AMTI’s in a way that is not covered by the claims of AMTI’s patents;

●

AMTI, or AMTI’s future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that AMTI licenses or owns now or in the future;

●	AMTI, or AMTI’s future licensors or collaborators, might not have been the first to file patent applications covering certain of AMTI’s or their inventions;

●	others may independently develop similar or alternative technologies or duplicate any of AMTI’s technologies without infringing AMTI’s owned or licensed intellectual property rights;

●	it is possible that AMTI’s current or future pending owned or licensed patent applications will not lead to issued patents;

●	issued patents that AMTI holds rights to may be held invalid or unenforceable, including as a result of legal challenges by AMTI’s competitors or other third parties;

●

AMTI’s competitors or other third parties might conduct research and development activities in countries where AMTI does not have patent rights and then use the information learned from such activities to develop competitive products for sale in AMTI’s major commercial markets;

●	AMTI may not develop additional proprietary technologies that are patentable;

●	the patents of others may harm AMTI’s business; and

●	AMTI may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it or they could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

Obtaining and maintaining AMTI’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and AMTI’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of AMTI’s owned or licensed patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing AMTI’s ability to protect AMTI’s products.

Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (America Invents Act) enacted on September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO on or after March 16, 2013, but before AMTI could therefore be awarded a patent covering an invention of AMTI’s even if AMTI had made the invention before it was made by such third party. This will require AMTI to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, AMTI cannot be certain that AMTI was the first to either (i) file any patent application related to AMTI’s product candidates or other technologies or (ii) invent any of the inventions claimed in AMTI’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate AMTI’s patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of AMTI’s patent applications and the enforcement or defense of AMTI’s issued patents, all of which could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on AMTI’s existing patent portfolio and AMTI’s ability to protect and enforce AMTI’s intellectual property in the future.

U.S. government sanctions on Russia and Russian government decrees in response thereto, may prevent us from obtaining, maintaining and/or enforcing AMTI’s intellectual property rights in Russia.

The U.S. government has enacted a myriad of new sanctions through executive orders that prohibit U.S. companies from engaging in a wide range of activities with numerous government-related and private entities and individuals in Russia. Although the U.S. government has now authorized certain intellectual property-related transactions in Russia, including the filing and prosecution of any application to obtain a patent, trademark, or copyright, as well as the payment of renewal and maintenance fees, the sanctions on Russia may still impede AMTI’s ability to file, prosecute, and maintain patents or other intellectual property rights in Russia. For example, the sanctions may make it difficult or impossible to pay for third-party intermediaries who facilitate and/or advise AMTI regarding obtaining, maintaining and/or enforcing AMTI’s intellectual property rights in Russia, which could result in a loss or lapse of patent rights. In addition, the Russian government has decreed that owners of Russian patents from designated “unfriendly” countries, which includes the U.S., will not be entitled to any compensation for use of their patents. This may prevent AMTI from enforcing AMTI’s Russian patents against Russian entities or individuals who are infringing AMTI’s patents in Russia. Thus, even if a Russian patent can be maintained, it may not be possible to enforce the patent until the decree and/or sanctions are lifted.

AMTI may be subject to claims that AMTI’s employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what AMTI regard as AMTI’s own intellectual property.

Many of AMTI’s employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including AMTI’s competitors and potential competitors. Although AMTI tries to ensure that AMTI’s employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for AMTI, AMTI may be subject to claims that AMTI or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If AMTI fails in defending any such claims, in addition to paying monetary damages, AMTI may lose valuable intellectual property rights or personnel. Even if AMTI is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is AMTI’s policy to require AMTI’s employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to AMTI, AMTI may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that AMTI regards as AMTI’s own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and AMTI may be forced to bring claims against third parties, or defend claims that they may bring against AMTI, to determine the ownership of what AMTI regards as AMTI’s intellectual property. Such claims could have a material adverse effect on AMTI’s business, financial condition, results of operations, and prospects.

If AMTI’s trademarks and trade names are not adequately protected, then AMTI may not be able to build name recognition in AMTI’s markets of interest and AMTI’s business may be adversely affected.

AMTI’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. AMTI may not be able to protect AMTI’s rights to these trademarks and trade names, which AMTI needs to build name recognition among potential partners or customers in AMTI’s markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to AMTI’s, thereby impeding AMTI’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of AMTI’s registered or unregistered trademarks or trade names. Over the long term, if AMTI is unable to establish name recognition based on AMTI’s trademarks and trade names, then AMTI may not be able to compete effectively and AMTI’s business may be adversely affected. AMTI’s efforts to enforce or protect AMTI’s proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect AMTI’s business, financial condition, results of operations, and prospects. In addition, opposition or cancellation proceedings may be filed against AMTI’s trademark applications and registrations, and AMTI’s trademarks may not survive such proceedings. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If AMTI does not secure registrations for AMTI’s trademarks, AMTI may encounter more difficulty in enforcing them against third parties than AMTI otherwise would.

Risks Related to AMTI’s Operations

AMTI is highly dependent on its key personnel, and if AMTI is not successful in attracting, motivating, and retaining highly qualified personnel, AMTI may not be able to successfully implement AMTI’s business strategy or execute a strategic transaction.

AMTI’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon AMTI’s ability to attract, motivate, and retain highly qualified managerial, scientific, and clinical development personnel. AMTI is highly dependent on AMTI’s management. AMTI has had to reduce AMTI’s workforce in the past and AMTI may need to reduce its workforce again. The loss of the services provided by any of AMTI’s executive officers or other key employees and AMTI’s inability to find suitable replacements, could result in delays in the development of AMTI’s product candidates and harm AMTI’s business.

To succeed, AMTI must recruit, retain, manage, and motivate qualified clinical, scientific, manufacturing, and sales and marketing personnel, and AMTI faces significant competition for experienced personnel. In addition, AMTI will need to expand and effectively manage its managerial, operational, financial, development and other resources in order to successfully pursue AMTI’s research, development and commercialization efforts for AMTI’s existing and future product candidates. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited talent pool in AMTI’s industry due to the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition for skilled personnel is intense and the turnover rate can be high, which may limit AMTI’s ability to hire and retain highly qualified personnel on acceptable terms or at all. AMTI expects that AMTI may need to recruit talent from outside of AMTI’s region, and doing so may be costly and difficult.

Many of the other biotechnology companies that AMTI competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than AMTI does. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what AMTI can offer. AMTI also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. AMTI could in the future have difficulty attracting experienced personnel to AMTI and may be required to expend significant financial resources in its employee recruitment and retention efforts. To induce valuable employees to remain at AMTI, in addition to salary and cash incentives, AMTI has provided equity grants that vest over time. The value to employees of these equity grants that vest over time have been and may continue to be significantly affected by movements in AMTI’s stock price that are beyond AMTI’s control, and may at any time be insufficient to counteract more lucrative offers from other companies or require AMTI to pay additional compensation to employees to incentivize them to join or stay with AMTI. Although AMTI has employment agreements with AMTI’s key employees, these employment agreements provide for at-will employment, which means that any of AMTI’s employees could leave AMTI’s employment at any time, with or without notice. If AMTI is unable to attract and incentivize quality personnel on acceptable terms, or at all, it may cause AMTI’s business and operating results to suffer.

AMTI may in the future engage in strategic transactions, acquisitions, collaborations, or partnerships, which may increase AMTI’s capital requirements, dilute AMTI’s stockholders, cause AMTI to incur debt or assume contingent liabilities, require AMTI to relinquish rights to certain of AMTI’s technologies or product candidates that AMTI would otherwise seek to develop or commercialize itself, and subject us to other risks.

AMTI may engage in various strategic transactions, acquisitions, collaborations, and partnerships in the future, including licensing, acquiring or selling complementary products, intellectual property rights, technologies, or businesses. Any strategic transaction, acquisition, collaboration, or partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	volatility with respect to the financial reporting related to such arrangements;

●	assumption of indebtedness or contingent liabilities;

●	issuance of AMTI’s equity securities which would result in dilution to AMTI’s stockholders;

●	assimilation of operations, intellectual property, products, and product candidates of an acquired company, including difficulties associated with integrating new personnel;

●	relinquishment of rights to certain of AMTI’s technologies or product candidates as a result of transaction structures that AMTI would otherwise seek to develop or commercialize itself;

●	diversion of AMTI’s management’s attention from AMTI’s existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

●	retention of key employees, the loss of key personnel, and uncertainties in AMTI’s ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals;

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AMTI’s inability to generate revenue from acquired intellectual property, technology, and/or products sufficient to meet AMTI’s objectives or even to offset the associated transaction and maintenance costs; and

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because AMTI’s product candidates are all based on the same proprietary technology platform, decisions made by a strategic partner, such as decisions regarding regulatory strategy or reimbursements, could negatively impact AMTI’s other products or product candidates that are outside the scope of the strategic partnership.

In addition, if AMTI undertakes such a transaction, AMTI may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense.

Future strategic transactions, partnerships and collaborations may be important to AMTI. AMTI will face significant competition in seeking new strategic partners.

AMTI had limited capabilities for manufacturing and does not yet have any capability for sales, marketing or distribution. For some of AMTI’s product candidates, AMTI may in the future determine to collaborate with strategic partners for the development and potential commercialization of therapeutic products. The competition for strategic partners is intense. AMTI’s ability to reach a definitive agreement will depend, among other things, upon AMTI’s assessment of the strategic partner’s resources and expertise, the terms and conditions of the proposed transaction, partnership or collaboration and the proposed strategic partner’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to AMTI’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The strategic partner may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such collaboration could be more attractive than the one with AMTI for AMTI’s product candidate.

Strategic transactions are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future strategic partners. Even if AMTI is successful in entering into a strategic transaction, the terms and conditions of that transaction may restrict AMTI from entering into future agreements with other potential collaborators.

If AMTI is unable to reach agreements with suitable strategic partners on a timely basis, on acceptable terms, or at all, AMTI may have to curtail the development of a product candidate or reduce or delay one or more of AMTI’s other development programs. If AMTI elects to fund and undertake development or commercialization activities on its own, AMTI may need to obtain additional expertise and additional capital, which may not be available to AMTI on acceptable terms or at all. If AMTI fails to enter into strategic transactions, partnerships or collaborations, and AMTI does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, AMTI may not be able to further develop AMTI’s product candidates or bring them to market or continue to develop AMTI’s technology platform and AMTI’s business may be materially and adversely affected. Any transaction may be on terms that are not optimal for AMTI, and AMTI may not be able to maintain any new transaction if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the partner terminates the collaboration. Any such collaboration, or other strategic transaction, may require AMTI to incur non-recurring or other charges, and increase AMTI’s near- and long-term expenditures and pose significant integration or implementation challenges or disrupt AMTI’s management or business. Accordingly, although there can be no assurance that AMTI will undertake or successfully complete any transactions of the nature described above, any transactions that AMTI does complete may be subject to the foregoing or other risks and have a material and adverse effect on AMTI’s business, financial condition, results of operations, and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to AMTI could delay the development and potential commercialization of AMTI’s product candidates and have a negative impact on the competitiveness of any product candidate that reaches the market.

If AMTI is unable to maintain future strategic partnerships or enter into strategic transactions or collaborations, AMTI’s business could be adversely affected.

Any future strategic partnerships AMTI enters into may pose a number of risks, including the following:

●	AMTI may not be able to enter into critical strategic partnerships or enter them on favorable terms;

●	strategic partners have significant discretion in determining the effort and resources that they will apply to such a partnership, and they may not perform their obligations as agreed or expected;

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strategic partners may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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strategic partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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strategic partners could independently develop, or develop with third parties, products that compete directly or indirectly with AMTI’s product candidates if the strategic partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than AMTI’s product candidates;

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product candidates discovered in collaboration with AMTI may be viewed by AMTI’s strategic partners as competitive with their own product candidates or products, which may cause strategic partners to cease to devote resources to the commercialization of AMTI’s product candidates;

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a strategic partner with marketing and distribution rights to one or more of AMTI’s product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidates;

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disagreements with strategic partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for AMTI with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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strategic partners may not properly maintain or defend AMTI’s intellectual property rights or may use AMTI’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate AMTI’s intellectual property or proprietary information or expose AMTI to potential litigation;

●	strategic partners may infringe the intellectual property rights of third parties, which may expose AMTI to litigation and potential liability; and

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strategic partnerships may be terminated for the convenience of the partner and, if terminated, AMTI could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Any legal proceedings or claims against AMTI could be costly and time-consuming to defend and could harm AMTI’s reputation regardless of the outcome.

AMTI may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. In March 2023, AMTI implemented reductions in workforce and the attendant layoffs increased the risk of claims being made by or on behalf of affected employees. Such matters can be time-consuming, divert management’s attention and resources, cause AMTI to incur significant expenses or liability, or require AMTI to change AMTI’s business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect AMTI’s financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, AMTI may, from time to time, settle disputes, even where AMTI has meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect AMTI’s business, financial condition, and results of operations.

AMTI’s business is subject to economic, political, regulatory, and other risks associated with international operations.

AMTI’s business is subject to risks associated with conducting business internationally. Some of AMTI’s CDMOs have been located outside the United States. Accordingly, AMTI’s future results could be harmed by a variety of factors, including:

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economic weakness, including inflation, or political instability in certain non-U.S. economies and markets. For example, inflationary pressures have increased and could increase costs for AMTI’s clinical trials;

●	differing and changing regulatory requirements in non-U.S. countries, including drug pricing and reimbursement requirements;

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challenges enforcing AMTI’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

●	difficulties in compliance with non-U.S. laws and regulations;

●	changes in non-U.S. regulations and customs, tariffs, and trade barriers;

●	changes in non-U.S. currency exchange rates and currency controls;

●	changes in a specific country’s or region’s political or economic environment;

●	trade protection measures, import or export licensing requirements, or other restrictive actions by U.S. or non-U.S. governments;

●	negative consequences from changes in tax laws;

●	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	difficulties associated with staffing and managing international operations, including differing labor relations;

●	potential liability under the FCPA, U.K. Bribery Act, or comparable foreign laws; and

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business interruptions resulting from geopolitical actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, and fires, or outbreaks of health epidemics such as the COVID-19 pandemic.

These and other risks associated with AMTI’s planned international operations may materially adversely affect AMTI’s ability to attain profitable operations.

Inflation in the global economy could negatively impact AMTI’s business and results of operations.

General inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. General inflation, including rising prices for AMTI’s clinical trial drug supply, CROs, CDMOs and rising salaries negatively impact AMTI’s business by increasing AMTI’s operating expenses. To the extent general inflation results in rising interest rates and has other adverse effects on the market, it may adversely affect AMTI’s business, financial condition and results of operations.

AMTI’s internal computer systems, or those used by AMTI’s CROs or other contractors or consultants, may fail or suffer other breakdowns, cyberattacks, or information security breaches or incidents that could compromise the confidentiality, integrity, and availability of such systems and data, and affect AMTI’s reputation.

Despite the implementation of security measures, AMTI’s internal computer systems and those of AMTI’s future CROs and other contractors may be vulnerable to damage, compromise, disruption and unauthorized access owing to a variety of causes, including system malfunction, natural disasters, terrorism, war and telecommunication and electrical failure, and inadvertent or intentional actions by AMTI’s employees, CROs and other contractors, and/or other third parties, or cyber-attacks by malicious third parties. As the cyber-threat landscape evolves, such cyberattacks are growing in frequency, sophistication, and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of key loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering, and/or other means. These risks may increase as a result of COVID-19, owing to an increase in AMTI’s and AMTI’s CROs’ and other contractors’ personnel working remotely or utilizing personal devices. Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks, in connection with the conflicts between Russia and Ukraine or Israel and Hamas. If a breakdown, disruption, cyberattack, or other information security breach or security incident were to occur and cause interruptions in AMTI’s operations or loss, corruption, or unavailability of data, or if any of the foregoing were perceived to have occurred, it could subject AMTI to claims, proceedings, or other liabilities and may result in a material disruption of AMTI’s development programs and AMTI’s business operations, which could lead to significant delays or setbacks in AMTI’s research and other further development and commercialization of AMTI’s product candidates. For example, the loss of clinical trial data from completed, ongoing, or future clinical trials could result in delays in AMTI’s regulatory approval efforts and significantly increase AMTI’s costs to recover or reproduce the data. Furthermore, disruptions of, or security breaches or other incidents of, AMTI’s information technology systems or those of AMTI’s future CROs and other contractors and consultants could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure or dissemination of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to AMTI. For example, any such event that leads to loss, damage, or unavailability of, or unauthorized access to, or use, alteration, or disclosure or dissemination of, personal information or other data AMTI or AMTI’s contractors or consultants process or maintain, including personal information regarding clinical trial subjects or employees, could harm AMTI’s reputation directly, compel AMTI to comply with federal and/or state breach notification laws and foreign law equivalents, subject AMTI to mandatory corrective action, and otherwise subject AMTI to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on AMTI’s business.

AMTI also relies on third parties to manufacture AMTI’s product candidates, and similar events relating to their information technology systems could also have a material adverse effect on AMTI’s business. There can be no assurance that AMTI, AMTI’s CROs or other contractors, or AMTI’s business counterparts will be successful in efforts to detect, prevent, or fully recover systems or data, including data or information that AMTI processes or maintains or that is processed or maintained by AMTI’s CROs, other contractors, or business counterparts, from all breakdowns, service interruptions, or attacks on, or breaches or incidents of systems that could adversely affect AMTI’s business and operations and/or result in the loss, corruption, or unavailability of data or other information, or inappropriate disclosure or dissemination of any such information, or events or circumstances leading to the perception that any of these have occurred, which could result in financial, legal, business, or reputational harm to AMTI, including claims, litigation, governmental investigations and proceedings, and fines, penalties, and other liabilities. Further, notification and follow-up actions related to a security incident could impact AMTI’s reputation and cause AMTI to incur significant costs, including legal expenses and remediation costs. AMTI expects to incur significant costs in an effort to detect and prevent security breaches and incidents, and AMTI may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach or other security incident.

The insurance AMTI maintains may not be adequate to compensate AMTI for the potential losses arising from any such disruption in or, failure or security breach or incident of or impacting, AMTI’s systems or third-party systems where information important to AMTI’s business operations or commercial development is stored. In addition, such insurance may not be available to AMTI in the future on economically reasonable terms, or at all. Further, AMTI’s insurance may not cover all claims made against AMTI and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

AMTI’s General Risk Factors

Changes in interpretation or application of generally accepted accounting principles may adversely affect AMTI’s operating results.

AMTI prepares its financial statements to conform to GAAP. These principles are subject to interpretation by the Financial Accounting Standards Board, American Institute of Certified Public Accountants, the PCAOB, the SEC and various other regulatory or accounting bodies. A change in interpretations of, or AMTI’s application of, these principles can have a significant effect on AMTI’s reported results and may even affect AMTI’s reporting of transactions completed before a change is announced. Additionally, as AMTI is required to adopt new accounting standards, AMTI’s methods of accounting for certain items may change, which could cause AMTI’s results of operations to fluctuate from period to period.

Business disruptions could seriously harm AMTI’s future revenue and financial condition and increase AMTI’s costs and expenses.

AMTI’s operations, and those of its CROs, CDMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical or health epidemics, and other natural or man-made disasters or business interruptions, for which AMTI is partly uninsured. The occurrence of any of these business disruptions could seriously harm AMTI’s operations and financial condition and increase AMTI’s costs and expenses. AMTI relies on third-party manufacturers to produce and process AMTI’s product candidates. AMTI’s ability to obtain clinical supplies of AMTI’s product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

AMTI does not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.

You should not rely on an investment in AMTI’s common stock to provide dividend income. AMTI does not anticipate that AMTI will pay any dividends to holders of AMTI’s common stock in the foreseeable future. Instead, AMTI plans to retain any earnings to maintain and expand AMTI’s existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on AMTI’s common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase AMTI’s common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus, and the documents to which Cyclo and AMTI refer you to in this joint proxy statement/prospectus, as well as oral statements made or to be made by Cyclo and AMTI, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may contain words such as “believes,” “anticipates,” “estimates,” “expects,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Merger and Cyclo’s or AMTI’s expected financial condition, results of operations and business performance, including without limitation, any forecasts, financial projections and descriptions of anticipated cost savings or other synergies or expected benefits of the Merger, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Cyclo and AMTI believe these expectations, assumptions, estimates, and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

●	expected timing, completion, effects, and potential benefits of the Merger;

●	statements of the plans, strategies, and objectives of management with respect to the approval and closing of the Merger;

●	the ability of AMTI to solicit a sufficient number of proxies to approve the AMTI merger proposal;

●	the impact of any inability to complete the Merger on Cyclo and AMTI;

●	the ability of Cyclo to solicit a sufficient number of proxies to approve the Cyclo charter amendment proposal;

●	the ability of Cyclo to solicit a sufficient number of proxies to approve the Cyclo share issuance proposal;

●	the expected relative ownership percentages of the securityholders of Cyclo and AMTI in the combined company following the closing of the Merger;

●	any statements regarding future economic conditions, growth rate, market opportunity or performance of the combined company;

●	research and development plans, including planned preclinical studies and clinical trials;

●	the ability to maintain the listing of Cyclo common stock on Nasdaq following the Merger;

●	the respective officers and directors of Cyclo and AMTI potentially having conflicts of interest with approving the Merger;

●	economic, business, competitive, and/or regulatory factors affecting the business of Cyclo and AMTI;

●	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	satisfaction or waiver (if applicable) of the conditions to closing the Merger;

●	statements of belief and any statement of assumptions underlying any of the foregoing; and

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the risks described in Cyclo’s and AMTI’s respective Annual Reports on Form 10-K for the year ended December 31, 2022, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Forward-looking statements contained in this joint proxy statement/prospectus include, but are not limited to, statements about:

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AMTI’s expectations regarding the length of time that its existing capital resources will be sufficient to enable it to fund its planned operations, including its ability to continue as a going concern;

●	AMTI’s public securities’ potential liquidity and trading;

●	AMTI’s ability to maintain the listing of its public securities on Nasdaq;

●	AMTI’s projected financial performance and market opportunity;

●	estimates of AMTI’s expenses, capital requirements, and need for additional financing;

●	the impact of certain geo-political events, macroeconomic conditions, and the COVID-19 pandemic;

●	AMTI’s expectations regarding the anticipated benefits of the Merger;

●	the outcome of any legal proceedings that may be instituted against AMTI related to the Merger; and

●	the impact of the ACA and other existing regulations and regulatory developments in the United States and other jurisdictions.

For a discussion of the factors that may cause Cyclo’s, AMTI’s or the combined company’s actual results, performance or achievements following the closing of the Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Cyclo and AMTI to complete the Merger and the effect of the Merger on the business of Cyclo, AMTI and the combined company following the completion of the Merger, see the section entitled “Risk Factors” in this joint proxy statement/prospectus as well as Cyclo’s and AMTI’s respective Annual Reports on Form 10-K for the year ended December 31, 2022, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. See the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Cyclo, AMTI or the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this joint proxy statement/prospectus are current only as of the date on which the statements were made. Cyclo and AMTI do not undertake any obligation (and expressly disclaim any such obligation) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.

In addition, statements that “Cyclo believes” or “AMTI believes” and similar statements reflect to their respective beliefs and opinions on the relevant subject. These statements are based upon information available to Cyclo or AMTI, as the case may be, as of the date of this joint proxy statement/prospectus, and while Cyclo or AMTI, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INFORMATION ABOUT THE COMPANIES

Information about AMTI

AMTI is a clinical-stage biopharmaceutical company that has a proprietary technology platform that enables the design of novel biologic product candidates in patient-friendly oral dosage forms. AMTI has decided to discontinue research activities.

In March 2023, AMTI announced that it had commenced a process to explore strategic alternatives that resulted in AMTI entering into the Merger Agreement with Cyclo on September 21, 2023. In addition, AMTI is actively seeking to sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of the assets that relate to AMTI’s platform technology at any time prior to, or concurrently with, the closing of the Merger. AMTI was incorporated in the State of Delaware in November 2016. AMTI operates under a fully-remote model and does not have a principal executive office.

On August 10, 2023, AMTI received a letter from the Nasdaq Staff indicating that, in accordance with Nasdaq Listing Rule 5100, the Nasdaq Staff believes that AMTI is a “public shell” and that the continued listing of AMTI’s securities is no longer warranted. AMTI disagrees with the Nasdaq Staff’s determination and submitted an appeal of the Nasdaq Staff’s determination to the Nasdaq Panel on August 17, 2023, which stayed any delisting action by the Nasdaq Staff pending the Nasdaq Panel’s decision. A Nasdaq Panel hearing occurred on October 19, 2023, and on October 23, 2023, the Nasdaq Panel granted AMTI’s request for continued listing on Nasdaq, subject to the Company’s completion of the Merger on or before February 6, 2024.

More information about AMTI can be found in AMTI’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as updated from time to time by AMTI’s subsequent filings with the SEC.

Information about Cyclo

Cyclo is a clinical stage biotechnology company that develops cyclodextrin-based products for the treatment of neurodegenerative diseases. Cyclo filed a Type II Drug Master File with the FDA in 2014 for its lead drug candidate, Trappsol® Cyclo™ (hydroxypropyl beta cyclodextrin) as a treatment for NPC. NPC is a rare and fatal autosomal recessive genetic disease resulting in disrupted cholesterol metabolism that impacts the brain, lungs, liver, spleen, and other organs. In 2015, Cyclo launched an International Clinical Program for Trappsol® Cyclo™ as a treatment for NPC. In 2016, Cyclo filed an IND with the FDA, which described its Phase I clinical plans for a randomized, double blind, parallel group study at a single clinical site in the U.S. The Phase I study evaluated the safety and pharmacokinetics of Trappsol® Cyclo™ along with markers of cholesterol metabolism and markers of NPC during a 12-week treatment period of intravenous administration of Trappsol® Cyclo™ every two weeks to participants 18 years of age and older. The IND was approved by the FDA in September 2016, and in January 2017 the FDA granted Fast Track designation to Trappsol® Cyclo™ for the treatment of NPC. Initial patient enrollment in the U.S. Phase I study commenced in September 2017, and in May 2020 Cyclo announced Top Line data showing a favorable safety and tolerability profile for Trappsol® Cyclo™ in this study.

Cyclo has also completed a Phase I/II clinical study approved by European regulatory bodies with clinical trial centers in the United Kingdom, Sweden, and in Israel. The Phase I/II study evaluated the safety, tolerability, and efficacy of Trappsol® Cyclo™ through a range of clinical outcomes, including neurologic, respiratory, and measurements of cholesterol metabolism and markers of NPC. Consistent with the 12-week phase 1 study (single US site), the European/Israel study administered Trappsol® Cyclo™ intravenously to NPC patients every two weeks in a double-blind, randomized trial, but differs in that the study period was for 48 weeks (24 doses). In March of 2021, Cyclo announced that 100% of patients who completed the trial (9 out of 12) improved or remained stable, and 89% met the efficacy outcome measure of improvement in at least two domains of the 17-domain NPC severity scale.

Additionally, in February 2020 Cyclo had a face-to-face “Type C” meeting with the FDA with respect to the initiation of its pivotal Phase III clinical trial of Trappsol® Cyclo™ based on the clinical data obtained to date. At that meeting, Cyclo also discussed with the FDA submitting an NDA under Section 505(b)(1) of the Federal Food, Drug, and Cosmetic Act for the treatment of NPC in pediatric and adult patients with Trappsol® Cyclo™. A similar request was submitted to the EMA in February 2020, seeking scientific advice and protocol assistance from the EMA for proceeding with a Phase III clinical trial in Europe. In October 2020, Cyclo received a “Study May Proceed” notification from the FDA with respect to the proposed Phase III clinical trial, and in June of 2021, Cyclo commenced enrollment in TransportNPC, a pivotal Phase III study of Trappsol® Cyclo™ for the treatment of NPC.

Preliminary data from Cyclo’s completed clinical studies suggest that Trappsol® Cyclo™ clears toxic deposits of cholesterol and other lipids from cells, has a consistent pharmacokinetic profile peripherally, and crosses the blood-brain-barrier in individuals suffering from NPC, and results in neurological and neurocognitive benefits and other clinical improvements in NPC patients. The full significance of these findings will be determined as part of the final analysis of data derived from Cyclo’s clinical trials (both completed and ongoing).

On May 17, 2010, the FDA designated Trappsol® Cyclo™ as an orphan drug for the treatment of NPC, which would provide Cyclo with the exclusive right to sell Trappsol® Cyclo™ for the treatment of NPC for seven years following FDA drug approval. In April 2015, Cyclo also obtained Orphan Drug Designation for Trappsol® Cyclo™ in Europe, which will provide Cyclo with 10 years of market exclusivity following regulatory approval, which period will be extended to 12 years upon acceptance by the EMA’s Pediatric Committee of Cyclo’s pediatric investigation plan (PIP) demonstrating that Trappsol® Cyclo™ addresses the pediatric population. On January 12, 2017, Cyclo received Fast Track Designation from the FDA, and on December 1, 2017, the FDA designated NPC a Rare Pediatric Disease.

Cyclo is also exploring the use of cyclodextrins in the treatment of Alzheimer’s disease. In January 2018, the FDA authorized a single patient IND expanded access program using Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. After 18 months of treatment in this geriatric patient with late-onset disease, the disease was stabilized and the drug was well tolerated. The patient also exhibited signs of improvement with less volatility and shorter latency in word-finding. Cyclo prepared a synopsis for an early stage protocol using Trappsol® Cyclo™ intravenously to treat Alzheimer’s disease that was presented to the FDA in January of 2021. Cyclo received feedback from the FDA on this synopsis in April 2021 and incorporated the feedback into an IND for a Phase II study for the treatment of Alzheimer’s disease with of Trappsol® Cyclo™ that Cyclo submitted to the FDA in November 2021. In December of 2021, Cyclo received IND clearance from the FDA, allowing it to proceed with its Phase II study of Trappsol® Cyclo™ for the treatment of Alzheimer’s disease. U.S. sites for the study were activated during the second half of 2022, with patient dosing beginning in the first quarter of 2023.

Cyclo filed an international patent application in October 2019 under the Patent Cooperation Treaty directed to the treatment of Alzheimer’s disease with cyclodextrins and is pursuing national and regional stage applications based on this international application. The terms of any patents resulting from these national or regional stage applications would be expected to expire in 2039 if all the requisite maintenance fees are paid.

Cyclo also continues to operate its legacy fine chemical business, consisting of the sale of cyclodextrins and related products to the pharmaceutical, nutritional, and other industries, primarily for use in diagnostics and specialty drugs. However, Cyclo’s core business has transitioned to a biotechnology company primarily focused on the development of cyclodextrin- based biopharmaceuticals for the treatment of disease from a business that had been primarily reselling basic cyclodextrin products.

Nasdaq Listing

Cyclo’s common stock is currently traded on Nasdaq under the symbol “CYTH.” It is a closing condition that the shares of Cyclo’s common stock to be issued in the Merger pursuant to the Merger Agreement are approved for listing on Nasdaq.

On May 14, 2023, Cyclo received a letter from Nasdaq Staff stating that Cyclo was not in compliance with the Stockholders’ Equity Rule because its stockholders’ equity of $(438,876) as of March 31, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023, was below the minimum requirement of $2.5 million.

Pursuant to Nasdaq’s Listing Rules, Cyclo submitted a Compliance Plan to Nasdaq in June 2023. On August 1, 2023, Nasdaq notified Cyclo that based on its review of the Compliance Plan. Cyclo has been granted an extension to regain compliance with the Rule. As of August 1, 2023, Cyclo completed a private placement of its securities in which it raised $5 million. Based on the completion of this private offering, Cyclo believed its stockholders equity exceeded $2.5 million as of August 1, 2023 and it had regained compliance with the Stockholders’ Equity Rule.

Pursuant to Nasdaq Listing Rules, Cyclo must evidence compliance with the Stockholders’ Equity Rule upon the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2023, which is due on or before November 14, 2023. If Cyclo is unable to evidence compliance with the Stockholders’ Equity Rule as of November 14, 2023, it may receive a delisting notice from the Nasdaq Staff. Cyclo believes that it will be in compliance with the Stockholders’ Equity Rule when it closes the Merger, because the anticipated AMTI net cash on the Closing Date is estimated to be approximately $12.4 million.

Information about Merger Sub

Merger Sub is a direct, wholly owned subsidiary of Cyclo and was formed solely for the purpose of carrying out the Merger. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, with AMTI surviving the Merger as a direct wholly owned subsidiary of Cyclo under the name “Applied Molecular Transport Inc.”

THE AMTI SPECIAL MEETING

This joint proxy statement/prospectus is being mailed on or about November 27, 2023, to holders of record of AMTI common stock as of the close of business on  November 17, 2023, and constitutes notice of the AMTI special meeting in conformity with the requirements of the DGCL.

This joint proxy statement/prospectus is being provided to AMTI stockholders as part of a solicitation of proxies by the AMTI Board for use at the AMTI special meeting and at any adjournments or postponements thereof. AMTI stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement.

Date, Time, and Place of the AMTI Special Meeting

The AMTI special meeting will be held via live webcast on December 26, 2023, starting at 10:00 a.m. (Pacific Time). There will be no physical meeting location. In order to attend the AMTI special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to visit www.virtualshareholdermeeting.com/AMTI2023SM. Please be sure to follow the instructions found on your proxy card and/or voting authorization form.

Purpose of the AMTI Special Meeting

At the AMTI special meeting, AMTI stockholders will be asked to consider and vote upon the following proposals (together, the “AMTI Proposals”):

●	AMTI Proposal No. 1: To approve the AMTI merger proposal;

●	AMTI Proposal No. 2: To approve the AMTI advisory compensation proposal; and

●	AMTI Proposal No. 3: To approve the AMTI adjournment proposal.

Recommendation of the AMTI Board

At a meeting of the AMTI Board held on September 20, 2023, the AMTI Board (i) determined that the Merger Agreement and all related transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of AMTI and its stockholders; (ii) approved the execution and delivery of the Merger Agreement by AMTI, the performance by AMTI of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (iii) recommended that the stockholders of AMTI adopt the Merger Agreement and approve the transactions contemplated thereby; and (iv) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of AMTI at a meeting thereof.

The AMTI Board recommends that AMTI stockholders vote “FOR” the AMTI merger proposal, “FOR” the AMTI advisory compensation proposal, and, if necessary, “FOR” the AMTI adjournment proposal.

See also the section entitled “The Merger—Recommendation of the AMTI Board and AMTI’s Reasons for the Merger.”

Record Date for the AMTI Special Meeting; Stock Entitled to Vote

Only holders of record of shares of AMTI common stock at the close of business on the AMTI record date will be entitled to notice of, and to vote at, the AMTI special meeting and any postponements or adjournments thereof. Holders of AMTI common stock at the close of business on the AMTI record date may cast one vote for each share of AMTI common stock that the holder owned as of the AMTI record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker or other nominee.

On the AMTI record date, there were outstanding a total of 41,848,990 shares of AMTI common stock entitled to vote at the AMTI special meeting. Holders of AMTI common stock at the close of business on the AMTI record date may cast one vote for each share of AMTI common stock that the holder owned as of the AMTI record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee.

Solicitation of Proxies

The cost of proxy solicitation for the AMTI special meeting will be borne by AMTI. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of AMTI, without additional remuneration, by personal interview, telephone, electronic communication or otherwise. AMTI will also request brokerage firms, nominees, custodians, and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the AMTI record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Quorum

The holders of a majority of the AMTI common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum. Shares of AMTI common stock represented at the AMTI special meeting by attendance via the virtual special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the AMTI special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the AMTI special meeting. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

Vote Required

●

AMTI merger proposal. Approval of the AMTI merger proposal requires the affirmative vote of AMTI stockholders representing a majority of the outstanding shares of AMTI common stock entitled to vote thereon.

●

AMTI advisory compensation proposal. Approval of the AMTI advisory compensation proposal requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon.

●

AMTI adjournment proposal. Approval of the AMTI adjournment proposal requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon.

Abstentions and Broker Non-Votes

Failure to vote at the AMTI special meeting or vote by proxy at the AMTI special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the AMTI merger proposal. For the AMTI advisory compensation proposal and the AMTI adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of AMTI common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are an AMTI stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of AMTI common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the AMTI special meeting and will be voted “FOR” that proposal.

Voting Power of AMTI’s Directors and Executive Officers

On the AMTI record date, 11.3% of the AMTI common stock outstanding and entitled to vote was held by AMTI directors and executive officers and their respective affiliates. AMTI’s directors and officers have entered into Voting Agreements agreeing to, among other things, vote all of the shares of AMTI common stock beneficially owned by them in favor of the AMTI merger proposal and the AMTI adjournment proposal. For additional details about the Voting Agreements, see Annex B and the section entitled “The Voting Agreements” of this joint proxy statement/prospectus.

Attending the AMTI Special Meeting

All holders of AMTI common stock as of the AMTI record date, including stockholders of record and stockholders who hold shares through banks, brokers or other nominees, are invited to virtually attend the AMTI special meeting; however, only stockholders of record can vote at the AMTI special meeting. In order to attend the AMTI special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to visit www.virtualshareholdermeeting.com/AMTI2023SM. Please be sure to follow the instructions found on your proxy card and/or voting authorization form.

Voting of Proxies by Registered Stockholders

Stockholders whose shares are registered in their own names may vote their proxy by mail, over the Internet or by telephone. If voting by mail, registered stockholders may complete, sign, date and return by mail the accompanying proxy in the postage-paid envelope provided with the proxy materials. Information and applicable deadlines for voting by telephone or through the Internet are set forth on the enclosed proxy card. Shares of AMTI common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are an AMTI stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of AMTI common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the AMTI special meeting and will be voted “FOR” that proposal.

At the date hereof, AMTI management has no knowledge of any business that will be presented for consideration at the AMTI special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in AMTI’s accompanying Notice of Special Meeting of Stockholders. In accordance with AMTI’s Amended and Restated Bylaws (the “AMTI bylaws”) and Delaware law, business transacted at the AMTI special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the AMTI special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Whether or not you expect to virtually attend the AMTI special meeting, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the AMTI special meeting.

Shares Held in Street Name

If you hold your shares of AMTI common stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must instruct such bank, broker or nominee on how to vote your shares if you wish to have them counted. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of AMTI common stock, so you should carefully read the materials provided to you by your bank, broker or other nominee.

Please note that you may not vote shares held in street name by returning a proxy card directly to AMTI or by voting at the AMTI special meeting. If you hold your AMTI common stock in street name and you do not instruct your broker on how to vote any of your shares on any of the two non-routine proposals at the AMTI special meeting, your shares will not be counted toward determining whether a quorum is present and your broker will not be allowed to vote your shares. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker, or other nominee on how to vote your shares with respect to one or more of the proposals at the AMTI special meeting. It is therefore critical that you cast your vote by instructing your bank, broker, or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the AMTI special meeting unless they have received voting instructions from the beneficial owners.

For a discussion of the consequences of failing to instruct your bank, broker, or other nominee, see the sections entitled “The AMTI Special Meeting—Abstentions and Broker Non-Votes” and “The AMTI Special Meeting—Quorum.”

Revocability of Proxies and Changes to an AMTI Stockholder’s Vote

If you are a holder of shares of AMTI common stock as of the record date for the AMTI special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the AMTI special meeting. You can revoke your proxy in one of four ways:

●

you can send a signed notice of revocation to AMTI’s secretary at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, provided that such notice is received prior to your shares being voted;

●	you can grant a new, valid proxy bearing a later date (by Internet, telephone, or mail) that is received by AMTI prior to your shares being voted;

●	you can vote again by telephone or the Internet at a later time; or

●

if you are a holder of record, by voting at the AMTI special meeting, which will automatically cancel any proxy previously given, or you may revoke your proxy by attending the AMTI special meeting, but your attendance alone will not revoke any proxy that you have previously given.

The completed proxy with the latest date will be the one that counts. Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:

Applied Molecular Transport Inc.

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Attn: Secretary

If you are an AMTI stockholder whose shares of common stock are held in street name by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares virtually in person at the AMTI special meeting only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee. If your shares are held in street name in an account at a bank, broker, or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

Adjournments

Although it is not currently expected, the AMTI special meeting may be adjourned if (i) there are holders of insufficient shares of the AMTI common stock present or represented by proxy at the AMTI special meeting to constitute a quorum; (ii) AMTI is required to postpone or adjourn the AMTI special meeting by applicable law, order or a request from the SEC; or (iii) the AMTI Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the AMTI special meeting in order to give AMTI stockholders sufficient time to evaluate any information or disclosure that AMTI has sent to the AMTI stockholders or otherwise made available by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of the Merger Agreement (together, the “Adjournment or Postponement Reasons”). If a quorum is present, adjourning the AMTI special meeting requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon. If a quorum is not present, the chairperson of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, may adjourn the AMTI special meeting. Pursuant to the AMTI bylaws, notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which adjournment is taken. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If the AMTI special meeting is adjourned, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Postponements

At any time prior to convening the AMTI special meeting, the AMTI Board may postpone the AMTI special meeting for any of the Adjournment or Postponement Reasons without the approval of the AMTI stockholders. If the AMTI special meeting is postponed, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Stockholder List

A list of AMTI stockholders entitled to vote at the AMTI special meeting will be available for inspection at www.virtualshareholdermeeting.com/AMTI2023SM, at least 10 days prior to the date of the AMTI special meeting and continuing through the date thereof.

Tabulation of Votes

AMTI will appoint an inspector of election for the meeting to determine whether or not a quorum is present and to tabulate votes cast by proxy or virtually at the AMTI special meeting.

How You Can Reduce the Number of Copies of AMTI’s Proxy Materials You Receive

The SEC’s rules permit companies to deliver a single set of proxy materials to one address shared by two or more of its stockholders. This delivery method is referred to as “householding” and can result in significant cost savings. To take advantage of this opportunity, AMTI will deliver only one set of proxy materials to multiple stockholders who share an address, unless AMTI has received contrary instructions from the impacted stockholders prior to the mailing date. AMTI agrees to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact AMTI. You may direct your written request to Applied Molecular Transport Inc., c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 at (650) 392-0420 or by email at corporate.secretary@appliedmt.com.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact AMTI at the address listed above.

Beneficial owners can request information about householding from their banks, brokers, or other holders of record.

Assistance

If you need assistance in completing your proxy card or have questions regarding the AMTI special meeting, please contact AMTI by telephone at (650) 392-0420, or by email at corporate.secretary@appliedmt.com.

AMTI PROPOSAL 1 – ADOPTION OF THE MERGER AGREEMENT

AMTI stockholders are asked to approve the adoption of the Merger Agreement and all related transactions contemplated thereby. AMTI stockholders should carefully read this joint proxy statement/prospectus in its entirety, including the documents incorporated by reference herein and the Merger Agreement, for more detailed information concerning the Merger Agreement and the AMTI merger proposal. For a detailed discussion of the terms of the Merger Agreement and the Merger, see the information about the Merger and the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in the section entitled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.

Approval of the AMTI merger proposal is a condition to completion of the Merger. If the AMTI merger proposal is not approved, the Merger will not occur. For a detailed discussion of the conditions of the Merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Approval of the AMTI merger proposal requires the affirmative vote of AMTI stockholders representing a majority of the outstanding shares of AMTI common stock entitled to vote thereon. Failure to vote at the AMTI special meeting or vote by proxy at the AMTI special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the AMTI merger proposal. Shares of AMTI common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If an AMTI stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of AMTI common stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the AMTI special meeting and all of such shares will be voted as recommended by the AMTI Board.

At a meeting of the AMTI Board on September 20, 2023, the AMTI Board (i) determined that the Merger Agreement and all related transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of AMTI and its stockholders; (ii) approved the execution and delivery of the Merger Agreement by AMTI, the performance by AMTI of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (iii) recommended that the stockholders of AMTI adopt the Merger Agreement and approve the transactions contemplated thereby; and (iv) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of AMTI at a meeting thereof.

IF YOU ARE AN AMTI STOCKHOLDER, THE AMTI BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

AMTI PROPOSAL 2 – APPROVAL OF THE COMPENSATION PAYABLE TO AMTI’S NAMED

EXECUTIVE OFFICERS

AMTI is providing its stockholders with the opportunity to cast a vote, on a non-binding, advisory basis, to approve the merger-related named executive officer compensation as disclosed in the table entitled “Golden Parachute Compensation” and the accompanying footnotes under “The Merger—Interests of AMTI’s Directors and Executive Officers in the Merger.”

Through this proposal, AMTI is asking its stockholders to indicate their approval, on a non-binding, advisory basis, of the various AMTI change in control-related benefits, equity acceleration and other payments which AMTI’s named executive officers will or may be eligible to receive in connection with the merger as indicated in the table referred to above. In general, the various plans and arrangements pursuant to which these compensation payments may be made have previously formed part of AMTI’s overall compensation program for its named executive officers, which has been disclosed to AMTI stockholders as required by the rules of the SEC in the Executive Compensation section of AMTI’s annual proxy statement, AMTI’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 9, 2023, AMTI’s Current Report on Form 8-K filed with the SEC on July 24, 2023, or are required pursuant to the terms of the Merger Agreement.

You should review carefully the information regarding the merger-related named executive officer compensation disclosed in this joint proxy statement/prospectus. The AMTI Board recommends that AMTI stockholders approve the following resolution:

“RESOLVED, that the stockholders of AMTI approve, solely on an advisory, non-binding basis, the merger-related named executive officer compensation which will or may be paid by AMTI or Cyclo to AMTI’s named executive officers in connection with the Merger, as disclosed in the table entitled “Golden Parachute Compensation” and the accompanying footnotes under “The Merger—Interests of AMTI’s Directors and Executive Officers in the Merger.””

The vote on the AMTI advisory compensation proposal is a vote separate and apart from the vote on the approval of the Merger Agreement. Because the vote on the merger-related named executive officer compensation is advisory only, it will not be binding on either AMTI or Cyclo. Accordingly, if the Merger Agreement is approved and the Merger is completed, the merger-related named executive officer compensation will or may be paid by AMTI or Cyclo, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of AMTI stockholders.

Approval of the AMTI advisory compensation proposal requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon. For the AMTI advisory compensation proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of AMTI common stock represented by properly executed, timely received, and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If an AMTI stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of AMTI common stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the AMTI special meeting and all of such shares will be voted as recommended by the AMTI Board.

IF YOU ARE AN AMTI STOCKHOLDER, THE AMTI BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE COMPENSATION PAYABLE TO AMTI’S NAMED EXECUTIVE OFFICERS.

AMTI PROPOSAL 3 – ADJOURNMENT OF THE AMTI SPECIAL MEETING

This proposal would permit the AMTI Board to adjourn from time to time of the AMTI special meeting, if necessary, to solicit additional proxies if there are insufficient shares of AMTI common stock present or represented by proxy at the AMTI special meeting to constitute a quorum at the AMTI special meeting or any adjournment or postponement thereof.

Pursuant to the AMTI bylaws, notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which adjournment is taken. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Approval of the AMTI adjournment proposal requires the affirmative vote of AMTI stockholders representing a majority of the voting power of the shares of AMTI common stock present in person or represented by proxy and entitled to vote thereon. For the AMTI adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of AMTI common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If an AMTI stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of AMTI common stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the AMTI special meeting and all of such shares will be voted as recommended by the AMTI Board.

IF YOU ARE AN AMTI STOCKHOLDER, THE AMTI BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO PERMIT THE AMTI BOARD TO ADJOURN THE AMTI SPECIAL MEETING.

THE CYCLO SPECIAL MEETING

This joint proxy statement/prospectus is being mailed on or about November 27, 2023, to holders of record of Cyclo common stock as of the close of business on November 17, 2023, and constitutes notice of the Cyclo special meeting in conformity with the requirements of the NBCA.

This joint proxy statement/prospectus is being provided to Cyclo stockholders as part of a solicitation of proxies by the Cyclo Board for use at the Cyclo special meeting and at any adjournments or postponements thereof. Cyclo stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement.

Date, Time, and Place of the Cyclo Special Meeting

The Cyclo special meeting will be held on December 26, 2023, starting at 10:00 a.m. (Eastern Time) at the offices of Fox Rothschild LLP, 101 Park Avenue, 17th Floor, New York, New York 10178.

Cyclo stockholders who wish to attend the special meeting may be asked to present valid photo identification. Please note that if you hold your shares of Cyclo common stock in “street name,” you will need to bring a copy of your voting instruction card or brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting, and, if you intend to vote your shares held in “street name” at the special meeting, you must also bring a legal proxy, executed in your favor, from the bank, broker or other holder of record authorizing you to vote at the special meeting.

Purpose of the Cyclo Special Meeting

At the Cyclo special meeting, Cyclo stockholders will be asked to consider and vote upon the following proposals:

●	Cyclo Proposal 1 – To approve the Cyclo charter amendment proposal;

●	Cyclo Proposal 2 – To approve the Cyclo stock issuance proposal; and

●	Cyclo Proposal 3 – To approve the Cyclo adjournment proposal.

Recommendation of the Cyclo Board

At meetings of the Cyclo Board held on September 19, 2023 and November 1, 2023, the Cyclo Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance proposal contemplated thereby, are advisable, fair to and in the best interests of Cyclo and its stockholders; (2) approved the execution and delivery of the Merger Agreement by Cyclo, the performance by Cyclo of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the stockholders of Cyclo approve the stock issuance proposal and the adjournment proposal; and (4) directed that approval of the share issuance proposal and the adjournment proposal be submitted for consideration by the stockholders of Cyclo at a meeting thereof.

At a meeting of the Cyclo Board held on November 1, 2023, the Cyclo Board (1) determined that the charter amendment proposal was advisable, fair to and in the best interests of Cyclo and its stockholders, (2) recommended that stockholders of Cyclo approve the charter amendment proposal and (3) directed that the approval of the charter amendment proposal be submitted for consideration by the stockholders of Cyclo at a meeting thereof, along with the share issuance proposal and the adjournment proposal.

The Cyclo Board recommends that Cyclo stockholders vote “FOR” the Cyclo charter amendment proposal, “FOR” the Cyclo share issuance proposal and, if necessary, “FOR” the Cyclo adjournment proposal.

See also the section entitled “The Merger—Recommendation of the Cyclo Board and Cyclo’s Reasons for the Merger.”

Record Date for the Cyclo Special Meeting; Stock Entitled to Vote

Only holders of record of shares of Cyclo common stock at the close of business on the Cyclo record date will be entitled to notice of, and to vote at, the Cyclo special meeting and any postponements or adjournments thereof. Holders of Cyclo common stock at the close of business on the Cyclo record date may cast one vote for each share of Cyclo common stock that the holder owned as of the Cyclo record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee.

On the Cyclo record date, there were outstanding a total of 22,768,341 shares of Cyclo common stock entitled to vote at the Cyclo special meeting. Holders of Cyclo common stock at the close of business on the Cyclo record date may cast one vote for each share of Cyclo common stock that the holder owned as of the Cyclo record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker, or other nominee.

Solicitation of Proxies

The cost of proxy solicitation for the Cyclo special meeting will be borne by Cyclo. Cyclo has retained Okapi Partners LLC, as proxy solicitor, to assist with the solicitation of proxies in connection with the Cyclo Special Meeting.  Cyclo has agreed to pay Okapi Partners LLC a fee of $9,500, plus costs and expenses.  Cyclo has agreed to indemnify Okapi against various liabilities and expense that related to or arise out of its salutation of proxies (subject to certain exceptions).  Solicitation will initially be made by mail.   In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Cyclo, without additional remuneration, by personal interview, telephone, electronic communication or otherwise. Cyclo will also request brokerage firms, nominees, custodians, and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the Cyclo record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Quorum

The holders of one-third of the voting power of Cyclo, present in person or represented by proxy, shall constitute a quorum. Shares of Cyclo common stock represented at the Cyclo special meeting in person or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Cyclo special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Cyclo special meeting. It is therefore critical that you cast your vote by instructing your bank, broker, or other nominee on how to vote.

Votes Required

●

Cyclo charter amendment proposal. Approval of the Cyclo charter amendment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the outstanding shares of Cyclo common stock entitled to vote thereon.

●

Cyclo share issuance proposal. Approval of the Cyclo share issuance proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon.

●

Cyclo adjournment proposal. Approval of the Cyclo adjournment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon.

Abstentions and Broker Non-Votes

Failure to vote at the Cyclo special meeting or vote by proxy at the Cyclo special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Cyclo charter amendment proposal. Abstentions will have the same effect as a vote against each of the Cyclo share issuance proposal and the Cyclo adjournment proposal, and broker non-votes will have no effect on the outcome of either proposal. Shares of Cyclo common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a Cyclo stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Cyclo common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo special meeting and will be voted “FOR” that proposal.

Voting Power of Cyclo’s Directors and Executive Officers

On the Cyclo record date, 61.26% of the Cyclo common stock outstanding and entitled to vote was held by Cyclo directors and executive officers and their respective affiliates.

Attending the Cyclo Special Meeting

All holders of Cyclo common stock as of the Cyclo record date, including stockholders of record and stockholders who hold shares through banks, brokers, or other nominees, are invited to attend the Cyclo special meeting in person; however, only stockholders of record can vote at the Cyclo special meeting.

If you wish to attend the Cyclo special meeting in person, you must register in advance by contacting Okapi Partners LLC, the proxy solicitor for Cyclo, no later than at noon Eastern Time on December 22, 2023. You may contact Okapi Partners LLC,  by emailing info@okapipartners.com or by calling toll-free at (855) 305-0857, or for banks, brokers, trustees, and other nominees, collect at (212) 297-0720.

When contacting Okapi Partners LLC, please provide your name, the name under which you hold common stock of record or evidence of your beneficial ownership of common stock. As noted above, if you own common stock in street name you must obtain a “legal proxy” from the bank or brokerage firm that holds your shares in order to vote your shares at the special meeting. On the day of the special meeting, each stockholder will be required to present a valid picture identification such as a driver’s license or passport and evidence of your beneficial ownership of Cyclo common stock.

Voting of Proxies by Registered Stockholders

Stockholders whose shares are registered in their own names may vote by proxy by mail, over the Internet or by telephone (in addition, to voting in person at the Cyclo special meeting). If voting by mail, registered stockholders may complete, sign, date and return by mail the accompanying proxy in the postage-paid envelope provided with the proxy materials. Information and applicable deadlines for voting by telephone or through the Internet are set forth on the enclosed proxy card. Shares of Cyclo common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a Cyclo stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Cyclo common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo special meeting and will be voted “FOR” that proposal.

At the date hereof, Cyclo management has no knowledge of any business that will be presented for consideration at the Cyclo special meeting, and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in Cyclo’s accompanying Notice of Special Meeting of Stockholders. In accordance with Cyclo’s bylaws and Nevada law, business transacted at the Cyclo special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the Cyclo special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Whether or not you expect to attend the Cyclo special meeting in person, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Cyclo special meeting.

Shares Held in Street Name

If you hold your shares of Cyclo common stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must instruct such bank, broker or nominee on how to vote your shares if you wish to have them counted. Your bank, broker, or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Cyclo common stock, so you should carefully read the materials provided to you by your bank, broker or other nominee.

Please note that you may not vote shares held in street name by returning a proxy card directly to Cyclo or by voting at the Cyclo special meeting. If you hold your Cyclo common stock in street name and you do not instruct your broker on how to vote any of your shares on any of the two non-routine proposals at the Cyclo special meeting, your shares will not be counted toward determining whether a quorum is present and your broker will not be allowed to vote your shares. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the proposals at the Cyclo special meeting. It is therefore critical that you cast your vote by instructing your bank, broker, or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Cyclo special meeting unless they have received voting instructions from the beneficial owners.

For a discussion of the consequences of failing to instruct your bank, broker, or other nominee, see the sections entitled “The Cyclo Special Meeting—Abstentions and Broker Non-Votes” and “The Cyclo Special Meeting—Quorum.”

Revocability of Proxies and Changes to a Cyclo Stockholder’s Vote

If you are a holder of shares of Cyclo common stock as of the record date of the Cyclo special meeting, you may change your vote or revoke your proxy at any time prior to the taking of the vote at the Cyclo special meeting.

If you are a Cyclo stockholder of record, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to our Corporate Secretary at Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, FL 32653 prior to your shares being voted, or (3) attending the Cyclo special meeting in person and voting at the Cyclo special meeting. Attendance at the Cyclo special meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote in person at the Cyclo special meeting.

For shares of Cyclo common stock you hold beneficially in street name by a broker, bank, trust or other nominee, you generally may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee giving you the right to vote your shares, by attending the Cyclo special meeting and voting during the meeting.

Adjournments

Although it is not currently expected, the Cyclo special meeting may be adjourned if (i) there are holders of insufficient shares of the Cyclo common stock present or represented by proxy at the Cyclo special meeting to constitute a quorum; (ii) Cyclo is required to postpone or adjourn the Cyclo special meeting by applicable law, order or a request from the SEC; or (iii) the Cyclo Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the Cyclo special meeting in order to give Cyclo stockholders sufficient time to evaluate any information or disclosure that Cyclo has sent to the Cyclo stockholders or otherwise made available by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of the Merger Agreement (together, the “Cyclo Adjournment or Postponement Reasons”). If a quorum is present, adjourning the Cyclo special meeting requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon. If a quorum is not present, the chairperson of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, may adjourn the Cyclo special meeting. Pursuant to Cyclo’s bylaws, the determination of stockholders entitled to notice of or to vote at the Cyclo special meeting will be effective for any adjournment of the meeting unless the Cyclo Board fixes a new record date for the adjourned meeting. The Cyclo Board must fix a new record date if the meeting is adjourned more than 60 days after the Cyclo special meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If the Cyclo special meeting is adjourned, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Postponements

At any time prior to convening the Cyclo special meeting, the Cyclo Board may postpone the Cyclo special meeting for any of the Cyclo Adjournment or Postponement Reasons without the approval of the Cyclo stockholders. If the Cyclo special meeting is postponed, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use. Pursuant to Cyclo’s bylaws, the determination of stockholders entitled to notice of or to vote at the Cyclo special meeting will be effective for any postponement of the meeting unless the Cyclo Board fixes a new record date for the postponed meeting. The Cyclo Board must fix a new record date if the meeting is postponed more than 60 days after the original date set for the Cyclo special meeting.

Stockholder List

A list of Cyclo stockholders entitled to vote at the Cyclo special meeting will be available for inspection at Cyclo’s principal place of business, located at 6714 NW 16th Street, Suite B, Gainesville, FL 32653, at least 10 days prior to the date of the Cyclo special meeting and continuing through the date thereof, between the hours of 9:00 a.m. and 5:00 p.m. (Eastern Time).

Tabulation of Votes

Cyclo will appoint an inspector of election for the meeting to determine whether or not a quorum is present and to tabulate votes cast by proxy or in person at the Cyclo special meeting.

How You Can Reduce the Number of Copies of Cyclo’s Proxy Materials You Receive

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process is commonly referred to as “householding.”

A single set of proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders prior to the mailing date. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you notify your broker or us that you no longer wish to participate in householding.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, you may (1) notify your broker, or (2) direct your written request to: Corporate Secretary, Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, FL 32653. Stockholders who receive multiple copies of the proxy statement or annual report at their address and would like to request householding of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

Assistance

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should, if you are a Cyclo stockholder, contact Cyclo’s proxy solicitor at:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms Please Call (212) 297-0720

Shareholders and All Others Call Toll-Free: (855) 305-0857

Email: info@okapipartners.com

CYCLO PROPOSAL 1 – APPROVAL OF THE CYCLO CHARTER AMENDMENT

At a meeting of the Cyclo Board on November 1, 2023, the Cyclo Board unanimously approved a proposal to amend the Cyclo charter to increase the authorized shares of Cyclo common stock from 50,000,000 shares to 250,000,000 shares, subject to stockholder approval. The Cyclo Board has declared this amendment to be advisable and recommended that this proposal be presented to the Cyclo stockholders for approval. The text of the form of proposed amendment to the Cyclo charter to increase the authorized shares of Cyclo common stock to 250,000,000 shares is attached to this joint proxy statement/prospectus as Annex D.

If the Cyclo stockholders approve this proposal, Cyclo expects to promptly file articles of amendment to the Cyclo charter with the Secretary of State of the State of Nevada to increase the number of authorized shares of Cyclo common stock.

Reasons for the Increase in Authorized Shares

As of November 17, 2023, the record date for the Cyclo special meeting, Cyclo had an aggregate of 22,768,341 shares of its common stock outstanding, and outstanding options and warrants to purchase an aggregate of approximately 16,418,936 additional shares of Cyclo common stock. Additionally, Cyclo anticipates issuing approximately 8,000,000 shares of Cyclo common stock in connection with the Merger. Accordingly, following the Merger, Cyclo will have only approximately 2,812,723 authorized shares of its common stock available for issuance.

In addition to the share issuance in connection with the Merger, Cyclo desires to have additional shares available to provide additional flexibility to use its capital stock for business and financial purposes in the future. These purposes may include, among others:

●	raising capital;

●	providing equity incentives to employees, officers, or directors;

●	establishing strategic relationships with other companies; and

●	the acquisition of other businesses or products.

The terms of additional shares of Cyclo common stock will be identical to those of the currently outstanding shares of the Cyclo common stock. However, because holders of the Cyclo common stock have no preemptive rights to purchase or subscribe for any unissued stock of Cyclo, the issuance of any additional shares of Cyclo common stock authorized as a result of the increase in the number of authorized shares of Cyclo common stock will reduce the current stockholders’ percentage of ownership interest in the total outstanding shares of Cyclo common stock.

Effects of the Increase in Authorized Shares

The proposed increase in the authorized number of shares of Cyclo common stock could have a number of effects on the Cyclo stockholders depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of Cyclo more difficult. For example, additional shares could be issued by Cyclo so as to dilute the stock ownership or voting rights of persons seeking to obtain control of Cyclo. Similarly, the issuance of additional shares to certain persons allied with the Cyclo’s management could have the effect of making it more difficult to remove Cyclo’s management by diluting the stock ownership or voting rights of persons seeking to cause such removal.

The proposed amendment to the Cyclo charter to increase the number of authorized shares of Cyclo common stock from 50,000,000 shares to 250,000,000 shares will be effective upon the filing of the Cyclo charter amendment with the Secretary of State of the State of Nevada. Cyclo expects to file such proposed amendment promptly following approval of this proposal.

The approval of the Cyclo charter amendment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock outstanding.

IF YOU ARE A CYCLO STOCKHOLDER, THE CYCLO BOARD

RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO

APPROVE THE CYCLO CHARTER AMENDMENT

CYCLO PROPOSAL 2 – APPROVAL OF THE SHARE ISSUANCE

Cyclo stockholders are asked to approve the issuance of shares of Cyclo common stock to AMTI stockholders in connection with the Merger in order to comply with Nasdaq Listing Rule 5635(a), (b) and (d). Cyclo stockholders should carefully read this joint proxy statement/prospectus in its entirety, including the documents incorporated by reference herein and the Merger Agreement, for more detailed information concerning the Merger Agreement and the Cyclo share issuance proposal. For a detailed discussion of the terms of the Merger Agreement and the Merger, including the proposed Cyclo share issuance, see the information about the Merger and the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” and “The Merger Agreement,” respectively, of this joint proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.

Why Cyclo Needs Stockholder Approval for Purposes of Nasdaq Listing Rule 5635

Cyclo is seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if such securities are not issued in a public offering for cash and: (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of the preceding closing price or the average closing price for the preceding five trading days if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

The Cyclo share issuance will result in the issuance of shares of Cyclo common stock with voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities and, therefore, Cyclo is seeking stockholder approval of such issuance.

Effect of the Share Issuance on Current Stockholders

If the Cyclo share issuance proposal is approved, Cyclo will issue shares representing more than 20% of the outstanding shares of Cyclo common stock in connection with the Merger. The issuance of such shares would result in significant dilution to the Cyclo stockholders and would afford such stockholders a smaller percentage interest in the voting power of Cyclo. If this proposal is approved, upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023, it is expected that Cyclo stockholders and certain other equity holders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders and certain other equityholders will own approximately 25% of the outstanding common stock of the combined company.

Approval of the Cyclo share issuance proposal is a condition to the consummation of the Merger. If the Cyclo share issuance proposal is not approved, the Merger will not occur. For a detailed discussion of the conditions of the Merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

The approval of the Cyclo share issuance proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon.

IF YOU ARE A CYCLO STOCKHOLDER, THE CYCLO BOARD

RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO

ISSUE SHARES OF CYCLO COMMON STOCK TO AMTI STOCKHOLDERS

CYCLO PROPOSAL 3 – ADJOURNMENT OF THE CYCLO SPECIAL MEETING

This proposal would permit the Cyclo Board to adjourn from time to time of the Cyclo special meeting, if necessary, to solicit additional proxies if there are insufficient shares of Cyclo common stock present or represented by proxy at the Cyclo special meeting to constitute a quorum at the Cyclo special meeting or any adjournment or postponement thereof.

Pursuant to Cyclo’s bylaws, the determination of stockholders entitled to notice of or to vote at the Cyclo special meeting will be effective for any adjournment of the meeting unless the Cyclo Board fixes a new record date for the adjourned meeting. The Cyclo Board must fix a new record date if the meeting is adjourned more than 60 days after the Cyclo special meeting.

Approval of the Cyclo adjournment proposal requires the affirmative vote of Cyclo stockholders representing a majority of the voting power of the shares of Cyclo common stock present in person or represented by proxy at the Cyclo special meeting and entitled to vote thereon. For the Cyclo adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of Cyclo common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If a Cyclo stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Cyclo common stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Cyclo special meeting and all of such shares will be voted as recommended by the Cyclo Board.

IF YOU ARE A CYCLO STOCKHOLDER, THE CYCLO BOARD RECOMMENDS

THAT YOU VOTE “FOR” THE PROPOSAL TO PERMIT THE CYCLO BOARD TO

ADJOURN THE CYCLO SPECIAL MEETING.

THE MERGER

This section and the section entitled “The Merger Agreement” describe the material aspects of the Merger, including the Merger Agreement. While Cyclo and AMTI believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. Cyclo and AMTI encourage you to read carefully this entire joint proxy statement/prospectus, including the Merger Agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the Merger.

General

Under the terms of the Merger Agreement, Merger Sub will merge with and into AMTI, with AMTI continuing as a wholly owned subsidiary of Cyclo. If the Merger is completed, holders of AMTI stockholders will have the right to receive, for each share of AMTI common stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares specified in the Merger Agreement) a number of shares of Cyclo common stock equal to the Exchange Ratio as described in more detail in the section entitled “The Merger Agreement—Merger Consideration.” No fractional shares of Cyclo common stock will be issued in connection with the Merger, and the number of shares of Cyclo common stock to be issued to AMTI stockholders shall be rounded up to the nearest whole share.

Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and  41,848,990 shares of AMTI common stock outstanding as of  November 17, 2023, it is expected that Cyclo stockholders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders will own approximately 25% of the outstanding common stock of the combined company.

Merger Consideration

At the Effective Time, each share of AMTI common stock that is issued and outstanding immediately prior to the Effective Time (other than: (i) treasury shares, and (ii) any shares of AMTI common stock held directly by Cyclo or Merger Sub) will automatically be converted into the right to receive 0.174 shares of Cyclo common stock, subject to adjustment based on AMTI’s net cash and number of outstanding shares of common stock on the Closing Date of the Merger. No fractional shares of Cyclo common stock will be issued in connection with the Merger and the number of shares of Cyclo common stock to be issued to AMTI stockholders will be rounded up to the nearest whole share. The Exchange Ratio and shares of Cyclo common stock to be issued to AMTI stockholders in connection with the Merger will be subject to adjustment for stock splits and similar events as provided in the Merger Agreement.

Based on the closing price of shares of Cyclo common stock on Nasdaq on  November 17, 2023, the last practicable trading day before the mailing of this joint proxy statement/prospectus, the Merger Consideration represented $0.24 in value for each share of AMTI common stock.

Background of the Merger

Cyclo (formerly known as Cyclodextrin Technologies Development, Inc. and CTD Holdings, Inc.) was organized as a Florida corporation on August 9, 1990, specializing in cyclodextrins. In 2014, Cyclo expanded into a bio-technology company that is developing cyclodextrin-based products for the treatment of neurodegenerative diseases. Cyclo was reincorporated on November 6, 2020, in the State of Nevada. Cyclo became a public company in May 1994.

AMTI was incorporated in Delaware on November 21, 2016, to develop novel oral biologic product candidates by leveraging its technology platform to design biologic product candidates in patient-friendly oral dosage forms. AMTI completed its initial public offering in June 2020.

Cyclo is focused on leveraging its over three decades of experience with cyclodextrins to advance clinically de-risked programs toward approval in diseases with unmet medical needs. Its lead therapeutic asset, Trappsol® Cyclo™, is a proprietary formulation of hydroxypropyl beta cyclodextrin, and in multiple clinical studies has shown encouraging results to effectively manage the transportation of cholesterol. Taking the place of the defective NPC1 protein, Trappsol® Cyclo™, with its cyclic structure, facilitates the transport of accumulated cholesterol out of cellular lysosomes so it can be further processed and excreted out of cells. Trappsol® Cyclo™, an orphan drug designated product in the United States and Europe, is the subject of four formal clinical trials for NPC, a rare and fatal genetic disease. Cyclo is also currently conducting a Phase 2b clinical trial using Trappsol® Cyclo™ intravenously in early Alzheimer’s disease.

Since the date of incorporation, AMTI has devoted substantially all of its resources to research and development activities, including research activities such as drug discovery, preclinical studies, and clinical trials as well as development activities such as the manufacturing of clinical and research material, establishing and maintaining an intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations.

As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of the Cyclo Board and the AMTI Board frequently review, with Cyclo’s management and AMTI’s management, respectively, strategic and financial alternatives in light of developments in Cyclo’s and AMTI’s respective businesses, the competitive landscape, the economy generally and financial markets, all with the goal of enhancing value for their respective stockholders and making a positive impact in patients’ lives. As part of this process, from time to time, each of Cyclo’s management and AMTI’s management has engaged in business development and/or strategic discussions with industry participants. This includes contacts with numerous companies regarding potential collaborations, licensing agreements, and partnerships, as well as a number of discussions with companies about strategic transactions.

AMTI’s most advanced clinical product candidate AMT-101, an investigational, once-daily, GI-selective, oral fusion of interleukin 10 (IL-10) and AMTI’s proprietary carrier molecule, was in development for the treatment of ulcerative colitis (“UC”), chronic pouchitis and rheumatoid arthritis (“RA”). AMTI conducted a broad Phase 2 clinical program for AMT-101 including the LOMBARD trial as a monotherapy for moderate to severe UC patients, the MARKET trial evaluating the combination of AMT-101 and anti-TNFα therapy in biologic naïve patients with moderately to severely active UC, and the FILLMORE trial as a monotherapy in patients with chronic antibiotic resistant pouchitis. AMT-101 was also being evaluated in a Phase 2 trial evaluating the combination of AMT-101 and anti-TNFα therapy in patients with RA. AMTI also developed AMT-126, a GI-selective oral fusion of IL-22 and AMTI’s proprietary carrier molecule, which was in development for diseases related to intestinal epithelium barrier function defects. AMTI conducted a Phase 1a single ascending dose clinical trial in healthy volunteers which was planned to be followed by a Phase 1b multiple ascending dose clinical trial in patients with an indication associated with intestinal barrier defects. AMTI was also building a portfolio of earlier-stage oral product candidates based on its technology platform.

On April 25, 2022, AMTI announced via press release positive top-line Phase 2 results from the FILLMORE monotherapy trial for AMT-101 in patients with chronic pouchitis and reported that AMT-101 appeared safe and well-tolerated. AMTI believed the data supported the advancement of AMT-101 as a potential treatment for patients with chronic pouchitis.

On May 13, 2022, the AMTI Board met to discuss, amongst other things, the status of the clinical trials and anticipated key development milestones for AMT-101, the market potential of AMT-101, financial market conditions, and the -strategy of focusing on AMT-101 as AMTI’s primary value proposition. The AMTI Board and AMTI’s management also discussed the need to preserve capital to advance AMT-101 through ongoing clinical trials, to prepare for an end of Phase 2 meeting with the FDA and a potential pivotal trial in chronic pouchitis, and to increase its cash runway into 2024. AMTI’s management proposed, and the AMTI Board approved, a strategic plan to streamline AMTI’s management structure and reduce AMTI’s workforce including headcount reductions. The plan included a reduction of AMTI’s workforce by 52 employees, resulting in a total of 81 remaining full-time employees. AMTI disclosed the reduction of force via a Current Report on Form 8-K filed on May 18, 2023.

On July 6, 2022, AMTI announced via press release top-line Phase 2 results from the MARKET combination trial for AMT-101 in biologic-naïve patients with moderate-to-severe UC and reported that AMT-101 appeared safe and well-tolerated but the clinical remission rate in the adalimumab alone control arm was higher than historical anti-TNFα monotherapy benchmarks, and the data from the MARKET trial did not demonstrate added clinical benefit in the combination arm compared to the adalimumab alone arm at week 8. AMTI also reported that for chronic pouchitis, the FDA had granted an end of Phase 2 meeting for AMT-101 to discuss Phase 3 development.

On September 22, 2022, the AMTI Board met to discuss, among other things, the AMT-101 program, AMTI’s anticipated key milestones and business development efforts, and long-range contingency planning strategies and various scenarios based on the possible upcoming results of the monotherapy LOMBARD trial for AMT-101. AMTI’s management recommended goals to increase the cash runway, reduce operations expenses, and diversify clinical risk. The AMTI Board and AMTI’s management discussed additional ways to generate cash to advance AMT-101 through ongoing clinical trials including divesting AMTI’s manufacturing assets. AMTI’s management recommended engaging a bank to assist with a potential divestiture. The AMTI Board noted its support for continuing to explore a divestiture of AMTI’s manufacturing assets. Following the September 22, 2022 meeting of the AMTI Board, AMTI’s management team had confidential conversations with potential advisors to assess their qualifications, independence and availability to assist AMTI. On November 14, 2022, AMTI engaged MTS to assist with divesting its manufacturing assets. MTS then embarked on the preparation and launch of an auction process to identify potential purchasers of AMTI’s manufacturing assets.

On December 20, 2022, the AMTI Board, certain members of AMTI’s management, and representatives of AMTI’s legal counsel, Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), met to discuss, among other things, results of the monotherapy LOMBARD trial for AMT-101, go forward strategies and options in light of the results, and the potential sale of AMTI’s manufacturing assets. AMTI’s management reviewed that MTS had contacted a significant number of potential buyers including CDMO, biopharmaceutical companies with internal CDMO capabilities, and financial sponsors. At this time, there were many active parties at various stages of discussions, which included, among other things, signing non-disclosure agreements with customary standstill provisions, conducting presentations, and granting access to virtual data rooms. None of these discussions had yet matured to term sheets or indications of interest. AMTI’s management also presented on preparations to advance AMT-126 in Phase 1b in UC patients and for a potential collaboration or partnership with a gastrointestinal-oriented biotechnology company for AMT-101 in pouchitis.

On December 22, 2022, AMTI announced via press release top-line Phase 2 results from the LOMBARD monotherapy trial for AMT-101 in biologic-naïve and experienced patients with moderate-to-severe UC. The clinical remission (“CR”) rate in patients treated with AMT-101 monotherapy was 17.1% (12/70 patients) compared to a CR rate of 20.0% (7/35 patients) with placebo, which was above AMTI’s baseline assumption for placebo CR rates based on published data in moderate-to-severe UC patients. AMT-101 failed to meet its primary efficacy endpoints in the LOMBARD monotherapy trial.

In early January 2023, certain members of AMTI’s management received an unsolicited email from a private biotechnology company (“Party A”) that expressed an interest in potentially combining with AMTI in a reverse merger whereby Party A could become a public company by merging into AMTI. In addition, Party A had certain programs that would potentially be complementary with AMTI’s programs. After an email exchange, AMTI met with Party A at an annual healthcare conference in San Francisco the second week of January 2023. Then, on January 18, 2023, in order to further progress conversations, AMTI and Party A entered into a standard mutual confidentiality agreement that contained a customary standstill restriction on Party A’s ability to make public proposals to acquire AMTI. However, such restriction terminated upon the announcement of the signing of the Merger Agreement and there were no restrictions on Party A’s ability to make private proposals to acquire AMTI. In late January 2023, certain members of AMTI’s management, and in early February 2023, certain members of the AMTI Board and AMTI’s management, met on multiple occasions with Party A’s management to further discuss a potential strategic transaction.

In addition, during the annual healthcare conference in San Francisco in the second week of January 2023, various members of AMTI’s management met with a number of primarily pharmaceutical companies, many of which AMTI had pre-existing relationships, to discuss the AMTI programs and whether any such parties had an interest in a collaboration or other partnership, or some other strategic transaction. The majority of these parties had confidentiality agreements already in place with AMTI given pre-existing relationships and prior discussions, but none of these confidentiality agreements had any standstill provisions. While AMTI had further discussions with a party as discussed below, AMTI did not receive any other offers or interest for a collaboration or other transaction from these discussions.

On February 8, 2023, AMTI received a written notice from the Nasdaq Staff notifying AMTI that, for the 30 consecutive business days prior to the notice, the bid price for AMTI’s common stock was below the $1.00 per share minimum bid price requirement (the “Bid Price Requirement”) for continued inclusion on the Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), AMTI was provided a compliance period of 180 calendar days from the date of the Notice, or until August 7, 2023, to regain compliance with the Bid Price Requirement.

On February 10, 2023, Cyclo entered into an engagement letter with MTS to assist in identifying potential licensing, merger and other strategic opportunities. Cyclo was not required to pay any fees to MTS unless it successfully closed a transaction. In that event, Cyclo would be required to pay a success fee to MTS based on the transaction value. MTS completed its work for Cyclo in July 2023 and this engagement letter was terminated on September 14, 2023, with the indemnification provisions of the letter surviving such termination. Such engagement did not result in any fees or expense reimbursement paid by Cyclo to MTS. MTS made AMTI management and the AMTI Board aware of this engagement during the introductory call with AMTI and MTS on February 27, 2023 and the AMTI Board Meeting on March 21, 2023 prior to delivery of the MTS opinion to the AMTI Board.

On February 10, 2023, Party A gave a business overview presentation to the AMTI Board to provide a general overview of Party A and discuss Party A’s strategic transaction goals and timing for a combination with AMTI. Soon thereafter, Party A provided certain representatives of AMTI access to Party A’s virtual data room for the purpose of conducting business and financial due diligence. On February 14, 2023, AMTI received a draft non-binding indication of interest from Party A, which contemplated a merger of an AMTI subsidiary with Party A after which AMTI would be renamed and remain a public company. In the Party A proposal, Party A valued itself at $303 million and valued AMTI at $76 million, which valuation assumed that AMTI would have $70 million in net cash at closing (based on an assumption that AMTI would be able to sell its manufacturing assets for cash) and ascribed a value of $6 million to AMTI’s technology and public listing, with an adjustment of such valuation and resulting stockholder ratios to the extent that AMTI delivered net cash above or below $70 million subject to a closing condition that AMTI would have a minimum of $30 million at closing. Under the Party A proposal, immediately following the closing, Party A stockholders would own approximately 80% of the combined company and AMTI stockholders would own approximately 20% of the combined company assuming the sale of the AMTI manufacturing assets. The Party A proposal also indicated that Party A would prefer to pursue a simultaneous sign and close transaction in which the initial transaction would be structured as a private placement and then a vote by the AMTI stockholders would be held after the initial closing.

MTS continued the auction process for the AMTI manufacturing assets throughout January and February 2023, and by February 15, 2023, 78 total parties had been contacted, AMTI’s management had presented to 11 parties and conducted at least five in-person tours, four parties remained in the due diligence process, and one party had submitted a non-binding letter of intent that was contingent on further due diligence.

On February 15, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and a representative of MTS met by video conference to discuss, among other things, the status of potential bids for AMTI’s manufacturing assets as detailed above and strategies for pursing other potential strategic transactions including the Party A proposal. The AMTI Board discussed the terms of the potential transaction with Party A and various strategic options open to AMTI. With respect to the potential sale of the manufacturing assets, the AMTI Board and AMTI’s management instructed MTS to reach out to additional parties, including to certain parties that passed on the manufacturing assets initially, to do a market check of further interest at a lower consideration amount and/or interest in a strategic combination with AMTI. MTS presented on potential strategic transaction alternatives including an asset-centric transaction, such as a licensing or partnership deal, continuing on with the current business plan and the liquidity needs that would entail, bankruptcy, liquidation, or dissolution. MTS also discussed the ongoing communications with Party A. The representatives from MTS concluded their presentation with various reverse merger statistics, including valuation, split of ownership, and the fairness process. The AMTI Board agreed to expand the scope of the engagement letter with MTS to not only cover divestiture of the manufacturing assets, but also any potential strategic combination with AMTI. The AMTI Board and AMTI’s management discussed AMTI’s cash position and the need to conserve cash and conduct another reduction in force to do so.

MTS and AMTI’s management agreed to work together to continue the market check for these various strategic alternatives with a particular focus on reverse merger candidates, other public companies that may be interested in AMTI for its net cash and/or other assets, and large pharmaceutical companies that may be interested in AMTI for its technology platform, clinical programs, and intellectual property, including various parties with which AMTI had existing relationships. As an alternative, representatives of Wilson Sonsini provided an overview to the AMTI Board regarding the Delaware dissolution process in which AMTI would voluntarily dissolve and distribute its net cash to its stockholders including the timeline, filings required, implications for the SEC registration and reporting and related matters.

In the search for a high-quality strategic counterparty, the AMTI Board and AMTI’s management outlined a number of criteria to be explored regarding the counterparty’s profile as well as considering a broad range of potential deal structures, collectively intended to maximize the potential for AMTI stockholder value creation. In evaluating potential strategic partners, certain of these criteria included AMTI’s potential pro forma ownership percentage, the estimated longevity of the combined company cash and ability to achieve potential value enhancing milestones without additional financings, the quality of the strategic counterparty’s science and/or technology, attractiveness of clinical programs, management, investors and board, stage of clinical development, commercial potential, strength of intellectual property and knowhow, time and resources estimated to achieve potential value creating milestones, and certainty of closing, among others. The potential deal structures that the AMTI Board and AMTI’s management were open to entertaining, with the intent to maximize the potential for value creation for its stockholders, included, for private strategic counterparties, reverse mergers with and without concurrent financings and sign and close transactions with and without concurrent financings, among others. The potential deal structures that were to be considered for public strategic counterparties included stock-for-stock merger transactions and change of control transactions for stock or cash consideration, or a combination thereof, among others.

On February 21, 2023, AMTI entered into an amendment to the engagement letter with MTS to expand the services provided by MTS to include a potential strategic transaction for the entire company. MTS launched its outreach efforts by initially contacting more than 20 strategic counterparties and more than 30 reverse merger candidates. Parties that were interested in learning about AMTI were required to sign a customary mutual confidentiality agreement that contained a customary standstill restriction on such parties’ ability to make public proposals to acquire AMTI. However, such restrictions terminated upon the announcement of the signing of the Merger Agreement and there were no restrictions on any such party’s ability to make private proposals to acquire AMTI. Throughout the marketing process and during engagement with various potential counterparties, MTS and AMTI’s management coordinated updates on the outreach efforts and discussions, and AMTI’s management provided numerous updates to the AMTI Board via email, calls and virtual meetings.

On February 22, 2023, AMTI and Cyclo entered into a mutual confidentiality agreement with the customary standstill provisions with the fall-away terms referred to above. Over the next few days, representatives of MTS met with Cyclo’s management to discuss a proposed transaction. After MTS provided an update to AMTI’s management, on February 27, 2023, the management teams of AMTI and Cyclo engaged in an introductory call in which Cyclo’s management presented their corporate deck including a detailed description of Trappsol® Cyclo™ and its target unmet medical need, a description of the pivotal trial design and enrollment progress. AMTI’s management came away from the meeting with an initial assessment that Cyclo presented as an attractive counterparty that likely met a number of the criteria that the AMTI Board had outlined for a potential strategic transaction partner, and AMTI would continue to monitor Cyclo and its developments.

On March 2, 2023, Tahir Mahmood, Ph.D., a member of the AMTI Board, received an informal proposal from a public pharmaceutical company that AMTI’s management had previously met at the annual healthcare conference held in San Francisco suggesting an exclusive licensing transaction in which the company would fund further development of one of the indications in the AMTI programs and would pay a small upfront payment, milestones based upon achievement and royalties. While conversations continued with this party, the party never submitted a formal letter of intent to pursue a transaction.

On March 4, 2023, AMTI sent a revised non-binding indication of interest to Party A where AMTI valued itself at $50 million and Party A at $150 million as a result of discussions between AMTI, Party A, and MTS. Immediately following the closing, Party A stockholders would own approximately 75% of the combined company and AMTI stockholders would own approximately 25% of the combined company.

On March 6, 2023, AMTI’s management and representatives of MTS met members of Cyclo’s management to further discuss Cyclo’s business.

On March 7, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and a representative of MTS met by video conference to discuss, among other things, the strategic transaction outreach, offers received to date and offers that were believed to be forthcoming soon. After the conclusion of this update, MTS was instructed by the AMTI Board to continue to pursue all options for strategic transactions and for the sale of the AMTI manufacturing assets. In addition, the AMTI Board approved a reduction in force. AMTI disclosed the reduction in force via a Current Report on Form 8-K filed on March 9, 2023.

Later in the day on March 7, 2023, AMTI received a draft non-binding indication of interest from an international private biotechnology company, in which AMTI would be valued for its public company infrastructure and assumed net cash at closing, and the stockholders of AMTI would receive between 35% and 40% of the post-closing ownership of the combined entity after an assumed concurrent financing from certain of the private biotechnology company’s international investors. While AMTI considered the offer, AMTI ultimately did not believe that this offer met the criteria that had been set out by the AMTI Board for an attractive transaction.

On March 8, 2023, AMTI received a non-binding indication of interest from Cyclo, which contemplated a merger of equals. Under the Cyclo proposal, Cyclo stockholders would own approximately 51% of the combined company and AMTI stockholders would own approximately 49% of the combined company reflecting Cyclo’s market capitalization at such time and an estimation of AMTI’s cash at closing. In addition, the Cyclo stockholders would receive contingent value rights with certain payments related to the advancement and eventual sale of Cyclo’s product candidate Trappsol® Cyclo™. The Cyclo proposal also provided that, among other things, AMTI would be entitled to propose three directors to the Cyclo Board upon the closing of the transaction and there would be a 30-day exclusivity period.

On March 9, 2023, members of AMTI’s management and scientific team and representatives of MTS met members of Cyclo’s management to further discuss Cyclo’s clinical program and science.

After further negotiations with Party A, on March 14, 2023, AMTI received a revised indication of interest from Party A where Party A valued itself at $231 million and valued AMTI at $40 million. In the Party A revised proposal, immediately following the closing, Party A stockholders would own approximately 85% of the combined company and AMTI stockholders would own approximately 15% of the combined company. The revised deal terms presented by Party A reflected various discussions that representatives of MTS had conducted with Party A including comparing the valuation of Party A to other public and private company comparable valuations among a host of other factors.

Following continued due diligence, and AMTI’s management updates to the AMTI Board, the AMTI Board and AMTI’s management believed that Cyclo met a number of the criteria that had been previously outlined regarding a strategic counterparty’s profile and on March 19, 2023, AMTI sent a revised draft of the Cyclo proposal to Cyclo with the equity split determined by Cyclo’s market capitalization at such time and AMTI’s estimated net cash at closing and proposed that Cyclo stockholders would own 49% of the post-closing combined company and AMTI stockholders would own 51% of the post-closing combined company. Alternatively, if AMTI’s net cash at closing was between a certain amount, Cyclo stockholders would own 45% of the post-closing combined company and AMTI stockholders would own 55% of the post-closing combined company. Finally, if AMTI’s net cash at closing was greater than a certain amount, Cyclo stockholders would own 40% of the post-closing combined company and AMTI stockholders would own 60% of the post-closing combined company. The revised draft also removed the contingent value rights related to Trappsol® Cyclo™.

On March 21, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and a representative of MTS met by video conference to discuss, among other things, various strategic alternatives, the lack of potential acquirors for the manufacturing assets which resulted in AMTI abandoning any sale of the manufacturing assets, a proposed additional reduction in force of the AMTI personnel related to the manufacturing assets, and the process to exit the lease for AMTI’s headquarters and manufacturing facility (the “Lease Termination”) to allow AMTI to conserve capital by operating under a fully-remote model and streamline its capital structure. The AMTI Board also determined to put on hold all research and development efforts and close out existing programs in order to conserve capital while it continued evaluating the various strategic alternatives. Representatives of MTS presented on AMTI’s strategic initiative to sell itself or enter into a transformational strategic transaction and summarized the outreach to 63 parties contacted to date and offers received from five parties. The AMTI Board focused on three of the five offers that they considered worth pursuing based on their terms. AMTI’s management discussed the cash burn, the cash position, and the need to conduct the additional reduction in force, all in relation to a strategic transaction and the timing to close any such transaction. AMTI’s management reported that under the current model, AMTI was projected to have approximately $22 million in cash at the time of the closing of a strategic transaction assuming closing occurred during the summer of 2023, taking into account the reduction in force and the Lease Termination. In evaluating potential merger partners, the AMTI Board and AMTI’s management continued to consider a variety of criteria including later-stage asset with relatively near-term anticipated readout for a potential partner’s lead program and the combined company’s ability to operate through the next anticipated data readout without a need for an additional cash infusion and with some cash cushion. These criteria were not intended to be an exhaustive list of AMTI’s guidelines, or the only factors that AMTI considered when considering a strategic transaction partner. Any evaluation relating to the merits of a particular strategic transaction, including with respect to Party A and Cyclo, would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that the AMTI Board and AMTI’s management deemed relevant. The AMTI Board also approved Dr. Mahmood’s departure as chief executive officer and appointed Mr. Cross as chief executive officer, with Dr. Mahmood continuing on the AMTI Board and Mr. Cross being appointed to the AMTI Board in connection with him taking the role of chief executive officer.

On March 22, 2023, the Cyclo Board met to discuss the revised letter of intent prepared by AMTI and its counterproposal to the revised letter of intent. At this meeting, the Cyclo Board also discussed other strategic opportunities being pursued by its banker, MTS Partners, which included discussions with potential licensing partners and strategic partners. Furthermore, management informed the Cyclo Board of its recent communications with an investment banking firm regarding a possible direct offering, as well other financing arrangements that were being pursued through alternative sources.

On March 22, 2023, Cyclo provided a revised draft of a non-binding letter of intent to AMTI agreeing that the equity split would be determined by AMTI’s net cash at closing. The revised draft also provided for the post-closing combined company to have a seven-member board of directors with four members proposed by AMTI and three members proposed by Cyclo. The terms were otherwise consistent with the AMTI March 19, 2023 counterproposal.

On March 27, 2023, AMTI announced via press release and Current Report on Form 8-K that it was undertaking a process to explore strategic alternatives through its engagement with MTS, the change in management, and the workforce reduction.

Following the March 27, 2023 press release, Mr. Cross received a message from a board member of a private biotechnology company (“Party B”) indicating an interest in entering into discussions for a potential reverse merger with AMTI. On March 29, 2023, members of AMTI’s management team and representatives of MTS met virtually with a large stockholder and board member of Party B to discuss the clinical and business profile of Party B and a potential reverse merger with a contingent financing from both new and existing investors.

On March 30, 2023, AMTI and Party B entered into a mutual confidentiality agreement with the customary standstill provisions and the fall-away terms referred to above.

On March 31, 2023, members of AMTI’s management team and representatives of MTS met virtually with members of Party B’s management team to discuss clinical and business due diligence on Party B and the progress of the proposed contingent/concurrent financing with existing and new investors.

On April 5, 2023, AMTI received a draft term sheet from Party B, which contemplated a reverse merger in which AMTI and Party B would combine in a transaction in which Party B’s existing stockholders would receive registered shares of common stock in AMTI. In the Party B proposal, Party B valued itself between $175 million and $200 million, based upon the Party B’s anticipated pre-money value assuming a concurrent financing, and valued AMTI at $32 million, which valuation assumed that AMTI would have $22 million in net cash at signing. The closing of the proposed transaction between Party B and AMTI would be contingent on the completion of a private financing.

In addition, AMTI received nine other non-binding indications of interest or communications outlining potential transactions from various other parties between March 20, 2023 and April 6, 2023. Three of these proposals were made by public biotechnology companies that were interested in acquiring AMTI primarily for its net cash. The other six proposals were made by both international and domestic private biotechnology companies that were interested in a reverse merger transaction with AMTI so that they could go public and utilize AMTI’s net cash, with two of the six presented informally and not as a letter of intent. Each of these parties had entered into a mutual confidentiality agreement with AMTI that contained the customary standstill provisions and the fall-away terms referred to above.

On April 7, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and a representative of MTS met by video conference to discuss, among other things, the strategic process. AMTI’s management recommended narrowing down the fields of potential merger candidates, including public and private, and funding options. Representatives of MTS summarized the outreach to more than 90 parties that were engaged to date, noting that 11 parties submitted formal non-binding letters of intent (including the nine proposals discussed in the immediately preceding paragraph), and 13 other parties continued to engage and show interest in AMTI. MTS and AMTI’s management reviewed the 11 letters of intent provided to date, focusing on the most attractive proposals based on economics, the identity of the counterparty, quality and prospects of the lead assets of the counterparty, transaction certainty and timing to signing, cash position of the counterparty and whether the transaction required a separate financing, and certain other considerations. Management representatives from three parties, including Party A and Party B, each presented separately to the AMTI Board. Afterwards, the AMTI Board discussed the presentations. AMTI’s management recommended initially pursuing the opportunity with Party B. The AMTI Board approved AMTI’s management and MTS to move forward on an exclusive basis with Party B for a period of two to four weeks to attempt to negotiate a strategic transaction.

On April 10, 2023, AMTI provided to Party B comments to the Party B proposal in which Party B continued to be valued between $175 million and $200 million, based on the anticipated pre-money value prior to the contingent financing, and AMTI was valued at $37 million, which valuation assumed that AMTI would have $22 million in net cash at signing. In addition, an adjustment mechanism for the relative stockholder ownership was presented that included a floor such that the AMTI stockholders would hold no less than 14% of the post-closing combined company, including after giving effect to any financing that Party B completed in connection with the transaction. AMTI also provided for mutual exclusivity in the counter proposal.

Mr. Cross discussed the Party B proposal further with representatives of Party B over the next few days including a virtual meeting that included certain members of AMTI’s management, representatives of Wilson Sonsini, a representative of MTS and certain members of Party B’s management and external counsel. Following these interactions, AMTI received a revised draft of the Party B proposal on April 13, 2023. In the Party B revised proposal, Party B valued itself between $175 million and $230 million and valued AMTI at $15 million plus the amount of AMTI’s available cash at closing. On April 22, 2023, AMTI received a third and final proposal from Party B. In the Party B final proposal, Party B valued itself at $315 million, reflecting Party B’s pre money value and the anticipated amount to be raised in a concurrent financing, and valued AMTI at $33 million, which valuation assumed that AMTI would have $18 million in net cash at closing.

AMTI received two additional non-binding indications of interest proposing a potential transaction on April 17 and 18, 2023. One of the proposals was made by a public biotechnology company that was interested in acquiring AMTI primarily for its net cash. The other proposal was made by a private biotechnology company that was interested in a reverse merger transaction with AMTI so that it could go public and utilize AMTI’s net cash. Both of these parties had entered into a mutual confidentiality agreement with AMTI that contained the customary standstill provisions and the fall-away terms referred to above. One private company that had previously submitted an informal proposal for a reverse merger also updated their informal proposal on April 17, 2023. The profiles of each biotechnology company that provided an indication of interest were reviewed, and neither met a number of the strategic counterparty criteria outlined by the AMTI Board, so they were not pursued further.

On April 24, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and representatives of MTS met by video conference to discuss, among other things the strategic transaction with a focus on Party B. The AMTI Board and AMTI’s management discussed that Party B had submitted a best and final offer, and this meeting was called to allow the AMTI Board to consider whether to pursue such offer. Representatives of MTS summarized the outreach to more than 98 parties that were engaged to date, noting that of those parties 38 parties held introductory meetings with AMTI’s management and/or MTS, 16 parties held management presentations with AMTI’s management, and 15 parties submitted formal non-binding letters of intent. Representatives of MTS provided a summary of Party B’s offer and an updated summary of the various proposals that AMTI had received, with three more proposals having been received since the last AMTI Board meeting. After the presentations and discussion, the AMTI Board unanimously agreed to proceed with a potential strategic transaction with Party B on the terms presented to the AMTI Board.

On April 25, 2023, a representative of Party B spoke to Mr. Cross and communicated that Party B was going to pursue an alternative transaction with a private biotechnology company that was expected to have more cash at closing than AMTI. As a result, AMTI’s management provided an update to the AMTI Board who recommended that AMTI’s management and MTS continue to advance the efforts to identify and evaluate the other strategic alternative transaction opportunities for AMTI, with a focus on the other offers that had been considered in the top tier of consideration. Also on April 25, 2023, another informal proposal was submitted to AMTI by a biotechnology company, but the proposal did not contain sufficient details to be actionable.

MTS and Mr. Cross communicated with Party A on April 25, 2023 to ascertain whether Party A was interested in pursuing a transaction with AMTI. Over the next few days, the representatives of AMTI engaged and negotiated the letter of intent and a separate exclusivity agreement with Party A. Mr. Cross informed the AMTI Board of the status of negotiations, and the AMTI Board provided email approval of moving forward with Party A upon the terms presented. On April 27, 2023, AMTI entered into a revised non-binding indication of interest with Party A for a proposed simultaneous sign and close transaction. In the Party A revised proposal, Party A valued AMTI at $42.5 million, which valuation assumed that AMTI would have $30 million in net cash at closing. Immediately following the closing, Party A stockholders would own 85% of the combined company and AMTI stockholders would own 15% reflecting continued progress of Party A’s business and AMTI’s anticipated net cash at closing which was less than Party A had originally estimated in their previous offers as Party A was expecting additional cash from a sale of AMT’s manufacturing facilities. AMTI also entered into a mutual exclusivity agreement with Party A which provided for exclusivity until May 19, 2023 unless extended.

From April 27, 2023 and into May 2023, AMTI, Party A and their respective representatives and legal counsel commenced the negotiation of a definitive agreement consistent with the Party A revised proposal in addition to preparing and negotiating the other ancillary documents, and conducting business, financial, legal, intellectual property, clinical, regulatory and other due diligence on each other. In addition, AMTI’s management engaged with Nasdaq and obtained informal approval of proceeding with the simultaneous sign and close transaction structure. However, the independent auditors for both parties communicated to the parties that they would still need to analyze and confirm the accounting and tax implications of this proposed simultaneous sign and close transaction structure.

On May 2, 2023, Cyclo informed AMTI that it was withdrawing the revised letter of intent that it had sent to AMTI on March 22, 2023. On May 2, 2023, Cyclo raised $2.1 million in a private offering of shares of its common stock and warrants to Rafael Holdings, Inc., (“Rafael”), a public traded holding company which has investments in clinical and early-stage pharmaceutical companies pursuant to a securities purchase agreement dated May 2, 2023 (“May Purchase Agreement”). The issuance of the shares to be acquired upon exercise of the warrants by Rafael is required to be approved by Cyclo’s stockholders pursuant to Nasdaq Listing Rule 5635(b) and (d).

On May 15, 2023, Cyclo had received a written notice from the Nasdaq Staff notifying Cyclo that it was not in compliance with the Stockholders’ Equity Rule because its stockholders’ equity of $(438,876) as of March 31, 2023, as reported in Cyclo’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023, was below the minimum requirement of $2.5 million. Pursuant to Nasdaq’s Listing Rules, Cyclo submitted a Compliance Plan to the Nasdaq Staff in June 2023 to request an extension to regain compliance with the Stockholders’ Equity Rule.

On May 21, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and representatives of MTS, met by video conference to discuss, among other things, the status of negotiations with Party A including with respect to the definitive agreement and related documents, highlighting the key business issues that needed to be finalized, including the Exchange Ratio and Net Cash Amount (as defined below). AMTI’s management also reviewed discussions with Nasdaq related to the Party A transaction. AMTI’s management noted to the AMTI Board that while the due diligence process was ongoing, AMTI’s management had concerns about several due diligence matters related to Party A and would work to further evaluate such matters. The AMTI Board and AMTI’s management discussed that the mutual exclusivity period with Party A had ended on May 19, 2023, and that the exclusivity could be extended if agreed by each party. Management and the AMTI Board decided to not extend exclusivity with Party A. Representatives from MTS presented on key deal terms of the Party A transaction, including the consideration, ownership split, the timing of securities filings related to the transaction, a preferred stockholder cash put right given the simultaneous sign and close transaction structure, and the proposed management and board of directors’ composition of the combined company. The AMTI Board agreed to convene again shortly once AMTI’s management and its advisors completed their additional discussions with, and due diligence review of, Party A.

Around this time in May 2023, AMTI’s management was made aware that a banker had reached out to a member on the AMTI Board concerning a private biotechnology company (“Party C”) that was interested in pursuing a reverse merger transaction. Mr. Cross then spoke to the banker representing Party C and discussed the parameters of a potential transaction between Party C and AMTI, and invited the banker to encourage Party C to submit an offer for such a transaction.

Between May 22 and May 25, 2023, AMTI, Party A and their respective representatives and legal counsel continued with discussions and due diligence teleconferences and review to continue to analyze the potential transaction.

On May 23, 2023, AMTI received a draft non-binding indication of interest with Party C, which contemplated AMTI acquiring Party C and issuing new shares of AMTI common stock to Party C stockholders. In the Party C proposal, Party C valued AMTI at $30 million, which valuation assumed that AMTI would have $20 million in net cash at closing. Immediately following the closing, Party C stockholders would own 90% of the combined company and AMTI stockholders would own 10% of the combined company subject to any adjustment based on the net cash at closing. The Party C proposal also provided that the parties would close a private financing concurrent with the closing of the reverse merger. The Party C proposal also proposed a post-closing board that would be proportionate to the equity split noted above as between Party C and AMTI. After receiving the Party C proposal, AMTI and Party C negotiated and executed a mutual confidentiality agreement that contained the customary standstill provisions and the fall-away terms referred to above.

On May 25, 2023, Mr. Cross conducted an introductory call with the chief financial officer of Party C to discuss the business, financial condition, including cash position and financing plans, clinical programs, and other background of Party C.

On May 25, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and representatives of MTS, met by video conference to discuss, among other things, risks and concerns with the Party A transaction. After discussion and consideration of these concerns, the AMTI Board and AMTI’s management decided to abandon the Party A revised proposal due to the concerns related to various due diligence matters, the uncertain accounting treatment of the transaction structure, and other factors. AMTI’s management presented various alternatives in the strategic transaction process and discussed the Party C proposal which appeared attractive and a potential high-quality strategic counterparty that met a number of criteria outlined by the AMTI Board in February 2023 when it decided to explore strategic alternatives. Representatives from MTS then provided an overview of the discussions with various other counterparties, including Party C, and their strategy to approach other parties that had been in the process. The representatives from MTS also discussed the timing related to any transaction with Party C given that they were going to pursue a concurrent financing and that the financing marketing effort could take a number of months. AMTI’s management also reviewed the cash position of AMTI, noting monthly burn, expected obligations, and other matters. After all the discussion, the AMTI Board agreed that AMTI’s management should continue to engage with Party C to pursue a transaction while continuing to monitor the business progress of other potential high-quality strategic counterparties, including Cyclo.

Subsequent to the AMTI Board meeting, AMTI’s management communicated the cessation of discussions to Party A. AMTI’s management and its advisors also continued their discussions with Party C and one other public company that had previously submitted a letter of intent.

On May 25, 2023, the Cyclo Board met to discuss the status of its Transport NPC clinical trial, regulatory approvals for its Alzheimer’s trial and its financing options. The Cyclo Board also discussed its delisting notice from Nasdaq and the capital that Cyclo would be required to raise to remain in compliance with Nasdaq’s Stockholders’ Equity Rule. The Cyclo Board discussed various financing options, including the potential transaction with AMTI, a financing with a registered broker-dealer and various strategic partnerships. Cyclo’s Chief Executive Officer provided an update regarding the potential transaction with AMTI.

On May 26, 2023, AMTI’s management met virtually with the management of Party C, Party C’s bankers, and Party C’s legal advisers to further discuss the business, financial condition, including cash position and financing plans, clinical programs, and other background of Party C. AMTI’s management submitted revisions to Party C on the Party C proposal later in the day on May 26, 2023, and continued to negotiate the terms and analyze the transaction structure.

On June 5, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and representatives of MTS, met by video conference to discuss, among other things, the Party C proposal, including summarizing the terms and structure of such proposal. Representatives from Party C presented to the AMTI Board and provided an overview of Party C and reviewed, among other matters, Party C’s clinical development strategy and projected spend compared to its milestones, taking into account potential financing proceeds. After the representatives of Party C left the meeting, the AMTI Board discussed the Party C proposal further, including the financial terms, financing that was required, expected timing to close given the financing, and exclusivity requested for 30 days. In addition, the AMTI Board discussed the status of a potential sale for the AMTI programs and related intellectual property, noting that a party had expressed interest in acquiring the assets.

After further negotiation with Party C focusing on, among other things, the timing of their financing, the transaction structure, and related timing of mutual exclusivity, and an update by AMTI’s management to the AMTI Board regarding the same, on June 11, 2023, AMTI entered into a revised non-binding indication of interest with Party C. The Party C revised proposal contemplated AMTI acquiring Party C and issuing new shares of AMTI common stock to Party C stockholders in a structure that was a traditional reverse merger. In the Party C revised proposal, Party C valued AMTI at $30 million, which valuation assumed that AMTI would have $20 million in net cash at closing. Immediately following the closing, Party C stockholders would own 90% of the combined company and AMTI stockholders would own 10% of the combined company, before giving effect to the closing of the private financing, with an adjustment mechanism in ownership should the AMTI net cash position vary from $20 million at closing. The Party C revised proposal also provided that the parties would close a private financing concurrent with the closing of the reverse merger. The Party C revised proposal set out a mutual exclusivity period that expired on July 7, 2023.

Throughout June 2023, AMTI, Party C, and their respective advisors and legal counsel negotiated a definitive agreement, conducted due diligence and proceeded with the transaction pursuant to the terms of the Party C revised proposal. In particular, Party C kept AMTI informed of its financing efforts which were taking some time both to coordinate and to obtain commitments. During such negotiations, Party C’s management communicated with AMTI’s management that Party C had received an informal indication of interest from a larger company to purchase or enter into some strategic transaction with Party C. After discussion over a number of days and after AMTI’s management obtained the approval of the AMTI Board, AMTI and Party C agreed to terminate the mutual exclusivity obligations early on June 27, 2023 while continuing to negotiate and conduct reciprocal due diligence. AMTI’s management and MTS also reached out to some additional parties to gauge interest in a potential transaction. Negotiation of the definitive agreement for the Party C revised proposal, the ancillary documents, including the financing documents, due diligence and all other transaction processes continued with Party C throughout July and into August 2023.

On June 12, 2023, Cyclo received an allowance of a patent from the European Office for Trappsol® Cyclo™ for Alzheimer’s disease. On June 29, 2023, Cyclo announced the publication of positive, confirmatory data from its Phase ½ clinical trial, which demonstrated promising safety and efficacy results for Trappsol® Cyclo™ in the treatment of Niemann-Pick Disease Type C1.

On July 24, 2023, AMTI submitted a request to Nasdaq for an additional 180-days to regain compliance with the Bid Price Requirement, and as part of that request AMTI filed an application to transfer from the Nasdaq Global Select Market to the Nasdaq Capital Market. On July 28, 2023, AMTI submitted a letter at the request of the Nasdaq Staff that provided AMTI’s view that it was not a “public shell.” On August 10, 2023, AMTI received a letter from the Nasdaq Staff indicating that, in accordance with Nasdaq Listing Rule 5100, the Nasdaq Staff believed that AMTI was a “public shell” and that the continued listing of AMTI’s securities on Nasdaq was no longer warranted. AMTI disagreed with the Nasdaq Staff’s determination and filed for an appeal which would take place pursuant to a hearing in October 2023. If AMTI were not successful on the appeal, then the AMTI common stock will be delisted from Nasdaq.

On August 1, 2023, Cyclo completed a private placement of securities in which it raised $5 million, pursuant to a securities purchase agreement with Rafael entered into on June 1, 2023 (“June Purchase Agreement”), which contained certain closing conditions, including approval by Cyclo’s stockholders of the share and warrant issuances in the securities purchase agreements required by Nasdaq Listing Rule 5635(b) and (d). The issuance of securities to Rafael pursuant to the May and June Purchase Agreements were approved by Cyclo’s stockholders at its Annual Meeting of Stockholders held on July 31, 2023, in accordance with Nasdaq Listing Rules. As a result of completing these financing transactions, Cyclo believed that its stockholders equity exceeded $2.5 million and that it complied with the Stockholders’ Equity Rule as of August 1, 2023.

On August 1, 2023, Nasdaq notified Cyclo that based on its review of its Compliance Plan, Cyclo had been granted an extension to regain compliance with the Stockholders’ Equity Rule. Nasdaq informed Cyclo that it would continue to monitor its filings and if it did not comply with the Stockholders’ Equity Rule in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, it could be subject to delisting.

On August 8, 2023, representatives of MTS and AMTI’s management met with the management of a biotechnology company that had previously submitted a non-binding letter of intent in April 2023. Management of the other party provided a business update to AMTI’s management related to a potential re-engagement of discussions for a strategic transaction. which would require a concurrent investment from existing investors of the private biotechnology company, as well as potentially new investors. AMTI subsequently determined that given the concurrent investment and other matters, this proposal was not attractive.

On August 10, 2023, the AMTI Board, certain members of AMTI’s management, representatives of Wilson Sonsini, and representatives of MTS, met by video conference to discuss, among other things, business updates and the status of the Party C revised proposal. AMTI’s management reviewed that due diligence and documentation were substantially complete, and that the transaction depended on Party C’s financing process. AMTI’s management then reviewed other potential partners and interest that AMTI had received, and the current AMTI cash position. Representatives of MTS presented on the current liquidation analysis, assumptions, and the bridge from current cash to net cash at liquidation as a comparison if AMTI was liquidated with its net cash returned to stockholders. MTS also presented the current interested party list that they could reach out to in the event that the Party C transaction did not proceed, including nine potential parties including Cyclo which had strengthened its profile since its initial proposal to AMTI. During this time, Cyclo had completed two private placements with an institutional investor, published positive data from the Phase 2 study of Trappsol® Cyclo™ in a scientific journal, and announced allowance of a patent for Trappsol® Cyclo™ from the European Patent Office. Cyclo’s share price and market capitalization had also increased during this period of time. AMTI’s management continued to recommend moving forward with a strategic transaction such as the reverse merger with Party C rather than a liquidation, and it was AMTI’s management’s opinion that certain large stockholders of AMTI preferred a strategic transaction to a liquidation based on the value that would be conveyed in a strategic transaction as compared to the value of any net cash that would be available to stockholders in a liquidation. The AMTI Board and AMTI’s management discussed next steps including working to close the proposed transaction with Party C and, in parallel, prioritizing alternative merger targets and finalizing outreach tactics. AMTI’s management recommended that if Party C’s financing did not come together within a week or so, then AMTI would need to pursue other options including entering exclusivity with an alternate party.

On August 11, 2023, representatives of MTS and AMTI’s management conducted a call with Cyclo management for a business update and to reengage and discuss a possible strategic transaction. The parties discussed the terms for a potential deal, and it was agreed that AMTI would prepare and send to Cyclo a letter of intent. AMTI’s management then proposed terms for a transaction, and the AMTI Board then approved such terms via email. On August 12, 2023, AMTI’s management transmitted its non-binding letter of intent to Cyclo which reflected a transaction structure of a reverse triangular merger in which Cyclo would acquire AMTI, and the AMTI stockholders would own 40% of the combined company post-closing, with the Cyclo stockholders owning 60%. The board composition for the post-closing combined company would be proportional for AMTI and Cyclo to the respective ownership percentages of the combined company. Finally, the letter of intent proposed a mutual exclusivity period of 21 days with appropriate carve-outs, including to allow AMTI to pursue any interest in sales of its programs and intellectual property. Cyclo responded to the AMTI letter of intent with comments on August 13, 2023, after Cyclo had concluded a Cyclo Board meeting. In the response, Cyclo agreed to the ownership split assuming that AMTI would have at least $20 million in net cash at closing. The Cyclo response further clarified that AMTI would be entitled to propose two directors out of seven to the Cyclo Board post-closing. Finally, Cyclo proposed that AMTI would be bound by exclusivity, but not Cyclo.

AMTI’s management, MTS, and Cyclo management then engaged in further negotiations regarding the terms of the offer. After conducting various due diligence conversations focused on AMTI’s estimated net cash at closing, the parties agreed to a modification of the ownership split, and on August 14, 2023, AMTI sent a revised letter of intent to Cyclo reflecting such agreement on the economic terms that were consistent with the final proposal described in the following paragraph.

On August 15, 2023, following an update to the AMTI Board and AMTI Board’s email approval to AMTI’s management, AMTI and Cyclo agreed on, and executed, a final letter of intent setting forth the terms for the transaction. The final proposal with Cyclo was non-binding (except with respect to certain terms) and provided that AMTI would merge into Cyclo or a subsidiary of Cyclo in a stock-for-stock transaction in which Cyclo would issue 11 million shares of Cyclo common stock to AMTI stockholders representing 36.3% of the post-closing combined company. The share issuance would be based on AMTI having at least $15 million net cash at closing with an appropriate adjustment to be made if AMTI had less than $15 million net cash at closing. The Cyclo final proposal also provided that, among other things, AMTI would be entitled to propose two directors to the Cyclo Board upon the closing of the transaction, and there would be a 21-day mutual exclusivity period (which permitted AMTI to undertake the marketing, and any eventual sale, of its programs and intellectual property).

On August 15, 2023, AMTI’s management reported to the AMTI Board that there had been no communication from Party C. Given that Party C was likely focusing on its financing efforts, AMTI’s management concluded that Party C was not interested in pursuing a transaction with AMTI. Another new party reached out to AMTI’s management to indicate that it was interested in a reverse merger with AMTI, but AMTI instructed MTS to respond to that party that AMTI was not available to have any discussions due to the exclusivity obligations with Cyclo; this party, who did not execute any confidentiality agreement with AMTI, has not followed up with AMTI. Separately, another party who had expressed interest in buying the AMTI programs and intellectual property reengaged with MTS to discuss its interest. These conversations with this party continue to date.

On August 17, 2023, AMTI submitted a hearing request form to appeal the Nasdaq Staff’s determination that AMTI is a “public shell” and that the continued listing of AMTI’s securities is no longer warranted to the Nasdaq Panel, which stayed any delisting action by the Nasdaq Staff pending the Nasdaq Panel’s decision. Soon thereafter, AMTI was informed by Nasdaq that the hearing would be scheduled for October 19, 2023. On August 22, 2023, AMTI received a letter from the Nasdaq Staff indicating that AMTI’s application to list its common stock on the Nasdaq Capital Market was approved. On August 24, 2023, AMTI’s securities were transferred to the Nasdaq Capital Market. A Nasdaq Panel hearing occurred on October 19, 2023. On October 23, 2023, the Nasdaq Panel granted AMTI’s request for continued listing on Nasdaq, subject to completion of the Merger on or before February 6, 2024.

On August 18, 2023, AMTI’s management and Cyclo’s management had further discussions concerning the ownership split and projected net cash position of AMTI expected at the closing of the transaction in addition to the improved Cyclo share price and market capitalization. As a result of these discussions, the parties agreed to amend the ownership split such that the AMTI stockholders would own 25% of the post-closing combined company, and on August 18, 2023, the parties executed an amendment to the Cyclo final proposal documenting this revised ownership split.

During the period from August 15, 2023 through the signing of the Merger Agreement, representatives of Cyclo and Fox Rothschild LLP (“Fox Rothschild”), Cyclo’s legal counsel, on the one hand, and representatives of AMTI and Wilson Sonsini, on the other, conducted extensive due diligence of the other party, which focused on, among other things: product candidates of each party; technology platform and capabilities; capitalization and equity financings; corporate and organizational matters; suppliers, manufacturers and service providers; real and personal property, and related liabilities; intellectual property; financial and tax matters; FDA and other regulatory compliance; management, employees, consultants and benefit plans; any applicable commercial and government contracts; and privacy and data security matters. These due diligence efforts included a detailed review of due diligence materials provided in the virtual data room or otherwise by representatives of each party, numerous written follow-up questions and requests by representatives of the parties and their counsel submitted to and addressed by representatives of the other party, and conference calls among the management, directors and representatives of both parties during which the applicable management answered questions and provided information regarding their company and its business. During this period the parties and their counsel also coordinated and discussed various matters related to the Merger Agreement and related transactions, disclosure requirements, and a host of other matters.

On August 29, 2023, Party C delivered a letter to AMTI requesting that AMTI return or destroy all confidential information that Party C had provided to AMTI pursuant to the mutual confidentiality agreement between the parties given the current status that there would not be a transaction between Party C and AMTI. AMTI promptly complied with the Party C request by destroying any such materials.

Fox Rothschild delivered the first draft of the Merger Agreement to Wilson Sonsini on August 30, 2023. Cyclo and AMTI’s management together with Fox Rothschild and Wilson Sonsini then had a videoconference on September 7, 2023 to negotiate various provisions of the Merger Agreement. On September 11, 2023, Wilson Sonsini distributed a revised draft of the Merger Agreement to Fox Rothschild. On September 12, 2023, Fox Rothschild delivered the first draft of the Voting Agreement to Wilson Sonsini. Thereafter until the signing of the Merger Agreement, both parties and their counsel negotiated and exchanged revised drafts of the Merger Agreement, the Voting Agreement and the other related ancillary agreements.

On September 14, 2023, the AMTI Board, certain members of AMTI’s management, and representatives of Wilson Sonsini met by video conference to discuss, among other things, business updates and the status of the Cyclo transaction. AMTI’s management reviewed that due diligence was substantially complete and that the parties were continuing to negotiate the Merger Agreement and ancillary documentation. AMTI’s management discussed with the AMTI Board various employee compensation, equity, and retention matters related to the negotiation of the Merger Agreement, including that Cyclo had proposed that AMTI stock options above a $0.40 strike price would be cancelled in the transaction and all restricted stock units and performance stock units would settle prior to the closing of the Merger. AMTI’s management noted that formal approval of the items discussed at the meeting would occur at the meeting to approve the Merger Agreement. AMTI’s management also reported that three parties were interested in purchasing the AMTI programs and related intellectual property, and that AMTI’s management would continue to negotiate with such parties given that the Merger Agreement allowed AMTI to sell the assets with appropriate approval by Cyclo.

On September 19, 2023, in a meeting that included a presentation on the fiduciary and legal duties of the directors, a summary and discussion of the terms of the Merger Agreement and related agreements, a review of key financial metrics in current bio-tech financing transactions and for the reasons described below under “The Merger—Recommendation of the Cyclo Board and Cyclo’s Reasons for the Merger,” the Cyclo Board approved the acquisition of AMTI pursuant to the terms of the Merger Agreement and all ancillary agreements, and the transactions contemplated thereby.

On September 20, 2023, in a meeting that included a presentation of the legal duties and the terms of the Merger Agreement and related transactions, a presentation of the fairness opinion by MTS Securities, as described in further detail below, and for the reasons described under “The Merger—Recommendation of the AMTI Board and AMTI’s Reasons for the Merger,” the AMTI Board approved the Merger Agreement, the ancillary agreements, and the transactions contemplated thereby.

On September 21, 2023, the parties executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement, and each filed a Current Report on Form 8-K providing a summary of certain key terms of the Merger Agreement and the related transactions. Management of AMTI then confirmed that it had terminated access to the virtual data room to all parties other than Cyclo thereafter and sent letters to all parties other than Cyclo to destroy all confidential information that AMTI had provided to these other parties pursuant to mutual non-disclosure agreements between AMTI and each of these other parties.

Recommendation of the AMTI Board and AMTI’s Reasons for the Merger

The AMTI Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of AMTI and its stockholders; (ii) approved the execution and delivery of the Merger Agreement by AMTI, the performance by AMTI of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (iii) recommended that the stockholders of AMTI adopt the Merger Agreement and approve the transactions contemplated thereby; and (iv) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of AMTI at a meeting thereof.

The AMTI Board recommends that AMTI stockholders vote “FOR” the AMTI merger proposal, “FOR” the AMTI advisory compensation proposal and, if necessary, “FOR” the AMTI adjournment proposal.

In evaluating the Merger Agreement and the Merger, the AMTI Board held numerous meetings and consulted with its management and financial, accounting and legal advisors and considered a number of positive factors in favor of the Merger, including but not limited to the following (not necessarily in order of relative importance):

●

Results of Strategic Review Process – the Merger was the result of a comprehensive strategic review process. The AMTI Board considered that, at AMTI’s direction, representatives of MTS, together with representatives of AMTI management and the AMTI Board, affirmatively contacted a number of companies (including Cyclo) concerning their interest in a potential strategic transaction with AMTI. See the section entitled “The Merger—Background of the Merger” for further information about the strategic review process. The AMTI Board considered the nature of the engagement by each of these potential acquirors and that, of these potential acquirers, only Cyclo made a proposal for an acquisition of AMTI that was capable of being accepted and proceeding to closing within a timely manner;

●	Aggregate Value of Merger Consideration –

o

the AMTI Board’s belief, as a result of arm’s length negotiations with Cyclo and taking into account the AMTI Board’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of AMTI on a historical and prospective basis, that (i) AMTI and its representatives negotiated the most favorable Exchange Ratio that Cyclo was willing to agree to, (ii) measured against the longer-term execution risks described above, the Exchange Ratio reflects a fair and favorable price for shares of AMTI common stock and (iii) the terms of the Merger Agreement include the most favorable terms to AMTI in the aggregate to which Cyclo was willing to agree, and which provide a high level of closing certainty;

o

the fact that the Exchange Ratio is estimated to be 0.174 shares of Cyclo common stock for each share of AMTI common stock and that the Exchange Ratio will depend on AMTI’s net cash and number of shares of AMTI common stock outstanding at the closing of the Merger;

●

Fairness Opinion – the written opinion of MTS Securities as of September 20, 2023, and based upon the various assumptions and limitations set forth therein, and such other factors that MTS Securities deemed relevant, the Exchange Ratio was fair, from a financial point of view, to the holders of AMTI common stock (other than the excluded shares), as more fully described below under the section entitled “The Merger—Opinion of Financial Advisor to AMTI;”

●

Participation in the Combined Company – the AMTI Board’s belief, based in part on a scientific diligence and analysis process conducted by AMTI’s management and reviewed with the Cyclo Board, that with respect to Cyclo’s product pipeline and the potential market opportunity for Cyclo’s products, that Cyclo’s product candidates represent a sizeable potential market opportunity, and may create value for the stockholders of the combined company and an opportunity for AMTI’s stockholders to participate in the potential growth of the combined company;

●

Standalone Consideration – the AMTI Board’s belief that maintaining AMTI as an independent stand-alone company involved significant risk, taking into account AMTI’s business, operational and financial status and prospects, including its cash position, and the need to raise significant additional financing for the continued development of its clinical product candidates in a volatile market;

●

Favorable Value – the AMTI Board’s belief, after a thorough review of strategic alternatives and discussions with AMTI’s management, financial advisors and legal counsel, that the Merger is more favorable to AMTI’s stockholders than the potential value that might have resulted from other strategic or financing options available to AMTI;

●	Potential Strategic Benefits –

o	the AMTI Board’s belief that the combined company will be able to use its combined resources to achieve development milestones; and

o	the expected cash resources of the combined company, including a cash runway into the second half of 2024.

The AMTI Board also reviewed the terms and conditions of the Merger Agreement and related transactions, as well as the safeguards and protective provisions included therein intended to mitigate risk, including the following:

●

the fact that the Exchange Ratio will not fluctuate based upon changes in the stock price of Cyclo or AMTI prior to the completion of the Merger and provides certainty to AMTI’s stockholders as to their pro forma ownership of approximately 25% of the combined company;

●

the limited number and nature of the conditions to Cyclo’s obligations to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

●	AMTI’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;

●	the AMTI Board’s ability, under certain circumstances, to withdraw or modify its recommendation that AMTI stockholders vote in favor of the adoption of the Merger Agreement;

●

the reasonableness of the potential termination fee of $600,000, or reimbursement of certain transaction expenses of up to $400,000, which could become payable by AMTI if the Merger Agreement is terminated in certain circumstances;

●	the expectation that the Merger is intended to be treated as a taxable transaction for U.S. federal income tax purposes; and

●

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable under the circumstance.

The AMTI Board also considered a variety of risks and other potentially negative factors, including, among other risks and factors, the following (not necessarily in order of relative importance):

●	the possible volatility of the trading price of Cyclo common stock and AMTI common stock resulting from the announcement, pendency or completion of the Merger;

●

the risk that the Merger might not be consummated in a timely manner or at all, including the risks that AMTI would have incurred substantial transaction and opportunity costs and that AMTI’s business might be subject to substantial disruptions and delays that could adversely impact its business plan and prospects;

●	the alternative sources of capital available to AMTI;

●	the restrictions the Merger Agreement imposes on AMTI’s ability to solicit competing proposals;

●

the fact that AMTI may be obligated to pay a termination fee of $600,000 or to reimburse Cyclo in an amount up to $400,000 for certain transaction expenses if the Merger Agreement is terminated in certain circumstances and the possibility that the termination fee or reimbursement obligations could potentially deter third parties from proposing an alternative transaction that may be more advantageous to AMTI’s stockholders;

●	the likelihood of disruptive stockholder litigation following announcement of the Merger;

●	the early-stage clinical data of Cyclo’s product candidates, which, in the future, may not be successfully developed into products that are marketed and sold;

●

the possibility that the strategic, operational and financial benefits anticipated in connection with the Merger might not be realized, or would take longer to realize than expected, including that the anticipated synergies resulting from the Merger might not be achieved following the completion of the Merger;

●

the significant costs involved in connection with entering into the Merger Agreement and completing the Merger and the substantial time and effort of management required to consummate the Merger and combine the companies, including costs associated with potential related litigation;

●	the risk that the combined company may not have available sources of financing necessary to fund development of Cyclo’s and AMTI’s product candidates to upcoming value inflection points; and

●

various other risks associated with the combined company and the Merger, including the risks described in the section entitled “Risk Factors” in this joint proxy statement/prospectus and in Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2022.

In view of the factors considered in connection with its evaluation of the proposed Merger and the complexity of these matters, the AMTI Board did not find it practicable to, and did not, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed Merger and the Merger Agreement and to make its recommendation to its stockholders. In addition, individual members of the AMTI Board may have given differing weights to different factors. In reaching its determination to approve the proposed Merger and the Merger Agreement, the AMTI Board conducted an overall review of the factors described above, including through thorough discussions with its management and outside legal and financial advisors. The AMTI Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger.

The AMTI Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the AMTI Board. The explanation of the factors and other information presented in this section may contain forward-looking statements and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus.

Recommendation of the Cyclo Board and Cyclo’s Reasons for the Merger

After careful consideration, the Cyclo Board determined the Merger Agreement and the Merger to be advisable and in the best interests of Cyclo and its stockholders and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the issuance of Cyclo common stock in connection with the Merger as contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement.

In evaluating the Merger Agreement and the Merger, the Cyclo Board held numerous meetings and consulted with its management and financial, accounting and legal advisors and considered a number of positive factors in favor of the Merger, including but not limited to the following (not necessarily in order of relative importance):

●

that the Cyclo Board undertook a comprehensive and thorough process of reviewing and analyzing potential sources of capital to identify the opportunity that would, in the view of the Cyclo Board, create the most value for Cyclo stockholders;

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Cyclo Board’s belief, after a review of prospective alternatives, including a thorough review recently completed financings in the bio-tech market and the unfavorable terms associated with those transactions that the Merger was the most beneficial way to raise capital to fund its ongoing product research and development;

●

Cyclo Board’s consideration of the expected cash resources of the combined company as of the Closing Date of the Merger, resulting from approximately $12.4 million of net cash expected to be held by AMTI upon completion of the Merger;

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the Cyclo Board’s belief, that as a result of arm’s length negotiations with AMTI, Cyclo and its representatives negotiated the lowest Exchange Ratio to which AMTI was willing to agree, and that the other terms of the Merger Agreement, taken as a whole, include the most favorable terms to Cyclo in the aggregate to which AMTI was willing to agree;

●	the Cyclo Board’s view, based on the scientific, regulatory, and technical due diligence conducted by Cyclo management, of the regulatory pathway for, and market opportunity of, Trappsol® CycloTM;

●	the ability of AMTI’s stockholders to participate in the growth and value creation of the combined company following the closing of the merger by virtue of their ownership of Cyclo common stock;

●

Cyclo Board’s view that the combined company will be led by an experienced senior management team from Cyclo, and a board of directors comprised of Cyclo’s current board of directors and a board member nominated by AMTI, as of the Effective Time

●	the current financial market conditions and historical market prices, volatility, and trading information with respect to Cyclo common stock;

The Cyclo Board also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

●

the calculation of the Exchange Ratio, estimated closing net cash expected to be held by AMTI upon completion of the Merger and the estimated number of shares of Cyclo common stock to be issued in the Merger;

●

the number and nature of the conditions to AMTI’s and Cyclo’s respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, as more fully described below under the caption “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 152 of this joint proxy statement/prospectus;

●

the number and nature of the conditions to AMTI’s and Cyclo’s respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, as more fully described below under the caption “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 152 of this joint proxy statement/prospectus;

●

the respective rights of, and limitations on, Cyclo and AMTI under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the merger, as more fully described below under the caption “The Merger Agreement—No Solicitation of Acquisition Proposals,” beginning on page 147 of this joint proxy statement/prospectus;

●

the potential termination fee of $600,000 that is payable by AMTI under specified circumstances and the potential obligations of AMTI and Cyclo to reimburse the other party of expenses of up to $400,000 and $450,000, respectively, if the Merger Agreement is terminated in certain circumstances, as more fully described below under the captions “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fees,” beginning on pages 153 and 154, respectively, of this joint proxy statement/prospectus;

In the course of its deliberations, the Cyclo Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

●	alternative sources of capital available to Cyclo, including raising capital through a registered direct offering, private financing, or other financing;

●	the potential effect of the $450,000 in reimbursable expenses that may be payable by Cyclo if its stockholders fail to approve the Merger;

●

the possibility that the AMTI Board could in certain circumstances change its recommendation in favor of the AMTI Merger proposal, which could result in the merger not being completed, and the fact that the $600,000 million termination fee payable by AMTI in such circumstances would not fully compensate Cyclo for its transaction expenses and lost opportunities;

●	substantial expenses to be incurred by Cyclo in connection with the Merger;

●	wind-down costs and resource requirements associated with AMTI’s operations and administration, including those associated with terminating AMTI’s existing product candidates and clinical activities;

●	the possible volatility of the trading price of Cyclo common stock resulting from the announcement, pendency, or completion of the Merger;

●	the risk that the Merger might not be consummated in a timely manner or at all;

●	the scientific, technical, regulatory, and other risks and uncertainties associated with development and commercialization of Cyclo’s product candidates;

●	the risk that the combined company may not have available sources of financing necessary to fund development of Cyclo’s product candidates through upcoming value inflection points; and

●

the various other risks associated with the combined company and the transaction, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus.

The foregoing information and factors considered by the Cyclo Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Cyclo Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Cyclo Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Cyclo Board may have given different weight to different factors. The Cyclo Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Cyclo management team and the legal and financial advisors of Cyclo, and considered the factors overall to be favorable to, and to support, its determination.

AMTI’s Unaudited Financial Projections Regarding Cyclo

As a matter of course, neither Cyclo nor AMTI publicly discloses long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. However, in connection with the AMTI Board’s evaluation of the Merger, AMTI’s management prepared internal adjusted and unadjusted financial projections regarding Cyclo based on publicly available materials related to Cyclo and other applicable industry and market information (collectively, the “AMTI-Prepared Projections”), solely for use by MTS Securities in connection with the rendering of its fairness opinion and performing its related financial analyses, as described below under “The Merger—Opinion of Financial Advisor to AMTI.” Cyclo and Cyclo’s management did not participate in the preparation of the AMTI-Prepared Projections.

The inclusion of the AMTI-Prepared Projections below should not be deemed an admission or representation by AMTI, Cyclo, MTS, MTS Securities, or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such projections. The AMTI-Prepared Projections are not included to influence your views on the Merger described in this joint proxy statement/prospectus but solely to provide stockholders access to certain information that was provided to the AMTI Board in connection with its evaluation of the Merger and to AMTI’s financial advisor, MTS, to assist with its financial analyses as described in the section entitled “The Merger—Opinion of Financial Advisor to AMTI.” The information from the AMTI-Prepared Projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Cyclo and AMTI in this joint proxy statement/prospectus or incorporated herein by reference.

The AMTI-Prepared Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, or GAAP. AMTI’s independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.  Neither Deloitte & Touche LLP, the independent registered public accounting firm of AMTI, AMTI, Cyclo nor any other independent accountant has audited, reviewed, compiled, examined, or performed any procedures with respect to the AMTI-Prepared Projections for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of AMTI or Cyclo nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus.

The AMTI-Prepared Projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although AMTI believes that its assumptions are reasonable, all financial projections are inherently uncertain, and AMTI expects that differences will exist between actual and projected results. Although presented with numerical specificity, the AMTI-Prepared Projections reflect numerous variables, estimates, and assumptions made by AMTI’s management at the time they were prepared, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond AMTI’s and Cyclo’s control. In addition, the AMTI-Prepared Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the AMTI-Prepared Projections will prove accurate or that any of the AMTI-Prepared Projections will be realized.

The AMTI-Prepared Projections include total adjusted revenue, and earnings before interest and taxes, or EBIT, which are financial performance measures that are not calculated in accordance with GAAP (“non-GAAP financial measures”). Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from similarly titled non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the AMTI-Prepared Projections, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the AMTI-Prepared Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by MTS, MTS Securities, or the AMTI Board. Accordingly, no reconciliation of the financial measures included in the AMTI-Prepared Projections is provided in this joint proxy statement/prospectus.

The AMTI-Prepared Projections included certain assumptions relating to, among other things, AMTI’s expectations about the business, earnings, cash flow, assets, liabilities, and prospects of Cyclo.

The AMTI-Prepared Projections are subject to many risks and uncertainties, and you are urged to review the section entitled “Risk Factors” for a description of risk factors relating to the Merger. You should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the AMTI-Prepared Projections.

The inclusion of the AMTI-Prepared Projections herein should not be regarded as an indication that AMTI, Cyclo, MTS, MTS Securities, or any of their respective affiliates or representatives considered or consider the AMTI-Prepared Projections to be necessarily indicative of actual future events, and the AMTI-Prepared Projections should not be relied upon as such. The AMTI-Prepared Projections do not take into account any circumstances or events occurring after the dates they were prepared. AMTI and the post-closing combined company do not intend to, and disclaim any obligation to, update, correct, or otherwise revise the AMTI-Prepared Projections to reflect circumstances existing or arising after the date the AMTI-Prepared Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the AMTI-Prepared Projections are shown to be in error. Furthermore, the AMTI-Prepared Projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the AMTI-Prepared Projections.

AMTI’s Unaudited Financial Projections Regarding Cyclo Used in Connection with MTS Opinion

The adjusted AMTI-Prepared Projections assume, among other things: the development and commercialization of Trappsol® Cyclo™ in Niemann-Pick Type C1 (NPC1) only, and the following probability of success, or POS, assumptions (i) 80% phase 3 to BLA; (ii) 80% BLA to approval and (iii) 64% cumulative POS.

AMTI-Prepared Projections (unadjusted)

(In millions)

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenue	$0	$0	$0	$26	$54	$85	$119	$156	$163	$172
Cogs	$0	$0	$0	($1)	($1)	($2)	($2)	($3)	($3)	($3)
R&D	($10)	($11)	($9)	($6)	($3)	($3)	($3)	($3)	($3)	($3)
S&M	$0	$0	($13)	($15)	($18)	($18)	($18)	($19)	($19)	($19)
G&A	($7)	($7)	($7)	($7)	($7)	($7)	($7)	($8)	($8)	($8)
D&A	($0)	($0)	($0)	($0)	($0)	($0)	($0)	($0)	($0)	($0)
EBIT	($17)	($18)	($29)	($3)	$25	$55	$88	$124	$131	$139

AMTI-Prepared Projections (adjusted)

(In millions)

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenue	$0	$0	$0	$16	$34	$54	$76	$100	$105	$110
Cogs	$0	$0	$0	($0)	($1)	($1)	($2)	($2)	($2)	($2)
R&D	($10)	($11)	($9)	($4)	($2)	($2)	($2)	($2)	($2)	($2)
S&M	$0	$0	($8)	($10)	($11)	($11)	($12)	($12)	($12)	($12)
G&A	($7)	($7)	($7)	($4)	($5)	($5)	($5)	($5)	($5)	($5)
D&A	($0)	($0)	($0)	($0)	($0)	($0)	($0)	($0)	($0)	($0)
EBIT	($17)	($18)	($24)	($2)	$16	$35	$56	$79	$84	$89
Tax Expense	$0	$0	$0	$0	($1)	($2)	($3)	($16)	($22)	($23)
Change in NWC	$0	$0	$0	($0)	($0)	($0)	($0)	($0)	($0)	($0)
ULFCF	($17)	($18)	($24)	($2)	$15	$33	$53	$63	$62	$66

Opinion of Financial Advisor to AMTI

Pursuant to an engagement letter dated November 14, 2022, as amended on February 21, 2023, between AMTI and MTS (the “Engagement Letter”), AMTI retained MTS to act as its financial advisor in connection with the Merger, including to deliver the MTS opinion (as defined below). On September 20, 2023, MTS Securities rendered its oral opinion to the AMTI Board (which was subsequently confirmed by delivery of a written opinion dated September 20, 2023) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Exchange Ratio to be received by the holders of shares of AMTI common stock (other than any holders of excluded shares) pursuant to the Merger was fair, from a financial point of view, to such holders.

The full text of the written fairness opinion of MTS Securities (the “MTS opinion”) sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion. The MTS opinion is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the MTS opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the MTS opinion. We urge you to read carefully the MTS opinion, together with the summary thereof in this joint proxy statement/prospectus, in its entirety.

MTS Securities provided its opinion for the information and assistance of the AMTI Board in connection with its consideration of the Exchange Ratio. The MTS opinion addressed solely the fairness, from a financial point of view, of the Exchange Ratio to be received by the holders of shares of AMTI common stock (other than any holders of excluded shares) pursuant to the Merger and does not address any other aspect or implication of the Merger. The MTS opinion was not a recommendation to the AMTI Board as to how to vote in connection with the Merger Agreement and is not a recommendation to any AMTI stockholder to take any action in connection with the Merger or any other matter.

In the course of performing its review and analyses for rendering the opinion described above, MTS Securities:

(i)

reviewed the financial terms of a draft copy of the Merger Agreement dated as of September 20, 2023, which was the most recent draft available to MTS Securities, which is referred to as the draft merger agreement;

(ii)	reviewed certain publicly available business and financial information concerning each of AMTI and Cyclo and the industries in which they operate;

(iii)

reviewed certain internal financial analyses and forecasts relating to AMTI’s business prepared by and provided to MTS Securities by the management of AMTI (the “AMTI liquidation forecasts”), and certain internal financial analyses and forecasts relating to Cyclo’s business prepared by and provided to MTS Securities by the management of AMTI (the “AMTI-Prepared Projections”, and together with the AMTI liquidation forecasts, the “projections”), as described under the heading “The Merger—AMTI’s Unaudited Financial Projections Regarding Cyclo” of this joint proxy statement/prospectus;

(iv)

conducted discussions with members of senior management and representatives of Cyclo and AMTI concerning the matters described in clauses (ii)-(iii) above and any other matters MTS Securities deemed relevant;

(v)	reviewed and analyzed the reported current and historical prices and trading history of shares of Cyclo common stock and AMTI common stock;

(vi)

reviewed and analyzed, in light of the business, operations and assets of AMTI, the cash consideration that would likely be received by holders of AMTI common stock if AMTI were to undergo a liquidation, including after giving effect to monetization of its remaining assets;

(vii)	reviewed and analyzed, based on the AMTI-Prepared Projections, the cash flows to be generated by Cyclo to determine the present value of Cyclo’s discounted cash flows;

(viii)	compared the financial performance of Cyclo with corresponding data for certain publicly-traded companies that MTS Securities deemed relevant in evaluating Cyclo;

(ix)

reviewed and analyzed the proposed financial terms of the transactions as compared to the financial terms of certain selected business combinations that MTS Securities deemed relevant and the consideration paid in such transactions;

(x)	reviewed and analyzed certain publicly available financial and other information of certain publicly-traded companies that MTS Securities deemed relevant; and

(xi)	performed such other financial studies, analyses and investigations and considered such other information as MTS Securities deemed appropriate for the purposes of its opinion.

In arriving at its opinion, MTS Securities assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS Securities and upon the assurances of the management of AMTI, that they were not aware of any material relevant developments or matters related to Cyclo or AMTI or that may affect the Merger or the other transactions contemplated by the Merger Agreement that had been omitted or that remained undisclosed to MTS Securities. The MTS opinion does not address any legal, regulatory, tax, accounting, or financial reporting matters, as to which MTS Securities understood that AMTI had obtained such advice as it deemed necessary from other advisors, and MTS Securities relied, with the consent of the AMTI Board, on any assessments made by such other advisors to AMTI with respect to such matters. Without limiting the foregoing, MTS Securities did not consider any tax effects of the Merger or the other transactions contemplated by the Merger Agreement or the transaction structure on any person or entity. MTS Securities did not conduct any independent verification of the projections. Without limiting the generality of the foregoing, with respect to the projections, MTS Securities assumed, with AMTI’s consent and based upon discussions with the management of AMTI, that they were reasonably prepared in good faith and that the projections reflected the best currently available estimates and judgments of the management of AMTI of the future results of operations and financial performance of AMTI and Cyclo. The projections were based on numerous variables and assumptions that were inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the effects of the COVID-19 pandemic. Accordingly, actual results could vary significantly from those set forth in the projections. MTS Securities did not express any view as to the projections or the assumptions on which they are based, and assumed no responsibility for the accuracy or completeness thereof.

In arriving at its opinion, MTS Securities made no analysis of, and expressed no opinion as to, the adequacy of the reserves of Cyclo and AMTI, and relied upon information supplied to MTS Securities by AMTI as to such adequacy. In addition, MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Cyclo or AMTI or any of their respective subsidiaries, and MTS Securities was not furnished with any such evaluations or appraisals, nor did MTS Securities evaluate the solvency of Cyclo, AMTI or any other entity or business under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS Securities were going concern analyses with respect to Cyclo. Based on the present operations of AMTI and at AMTI’s direction and with its consent, MTS Securities used the liquidation values of AMTI as provided to MTS Securities. MTS Securities expressed no opinion regarding the liquidation value of AMTI, Cyclo or any other entity. MTS Securities assumed that there had been no material change in the assets, financial condition, business, or prospects of Cyclo or AMTI since the date of the most recent relevant financial statements or financial information made available to MTS Securities. Without limiting the generality of the foregoing, MTS Securities undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Cyclo, AMTI or any of their respective affiliates is a party or may be subject, and, at the direction of AMTI and with its consent, the MTS opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS Securities also assumed that neither Cyclo nor AMTI nor any of their respective affiliates is party to any material pending transaction that had not been disclosed to MTS Securities, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger and the other transactions contemplated by the Merger Agreement. In addition, MTS Securities did not conduct, nor did MTS Securities assume any obligation to conduct, any physical inspection of the properties or facilities of Cyclo or AMTI.

MTS Securities assumed that the representations and warranties of each party contained in each of the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, that all conditions to the consummation of the Merger will be satisfied without waiver thereof and that the Merger and the other transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof. MTS Securities assumed that the final form of the Merger Agreement will be in all respects relevant to its analysis identical to the draft merger agreement. MTS Securities also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Merger and the other transactions contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Cyclo, AMTI or the contemplated benefits of the Merger and the other transactions contemplated by the Merger Agreement.

For purposes of the MTS opinion, MTS Securities assumed, at the direction of and with the consent of AMTI, that the only material assets of AMTI are AMTI’s net cash, that no other assets of AMTI have any material value and that AMTI does not, and does not intend to, engage in any activity that may result in the generation of any revenue. MTS Securities assumed, based on the direction of and with the consent of AMTI, that any terms of the Merger Agreement directly or indirectly providing for the adjustment to the Exchange Ratio will not result in any adjustment to the Exchange Ratio. Without limiting the foregoing, MTS Securities further assumed for purposes of any adjustment to the Exchange Ratio, at the direction and consent of AMTI, that AMTI’s net cash at closing is expected to be approximately $12,426,840.

The MTS opinion was necessarily based on economic, market, financial and other conditions as existing, and on the information made available to MTS Securities, as of the date of the MTS opinion. MTS Securities did not consider any potential legislative or regulatory changes then-currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or GAAP that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in the MTS opinion, MTS Securities does not have any obligation to update, revise or reaffirm the MTS opinion.

The MTS opinion addresses solely the fairness, from a financial point of view and as of the date thereof, of the Exchange Ratio to holders of AMTI common stock (other than excluded shares), and does not address any other terms in the Merger Agreement or any other agreement contemplated by the Merger Agreement or relating to the Merger or any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger, the other transactions contemplated by the Merger Agreement or the fairness of the Merger or the Exchange Ratio to any other securityholders or creditors or any other constituency of AMTI, including holders of AMTI options, AMTI RSUs and AMTI PSUs and participants in AMTI Employee Stock Purchase Plan. The MTS opinion does not address AMTI’s underlying business decision to proceed with the Merger and the other transactions contemplated by the Merger Agreement or the relative merits of the Merger and such other transactions compared to other alternatives available to AMTI. MTS Securities expressed no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of AMTI common stock or Cyclo common stock, will trade at any time, including following the announcement or consummation of the Merger and the other transactions contemplated by the Merger Agreement. MTS Securities was not requested to opine as to, and the MTS opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors, or employees of any party to the Merger and the other transactions contemplated by the Merger Agreement, or any class of such persons, relative to the consideration to be received in connection with the Merger or with respect to the fairness of any such compensation.

The issuance of the MTS opinion was approved by a fairness committee of MTS Securities.

Summary of Financial Analyses

MTS Securities performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS Securities reached were based on all the analyses and factors presented, taken as a whole, and also on application of MTS Securities’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS Securities therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. No company or transaction used in any analysis for purposes of comparison was identical to AMTI or Cyclo. Accordingly, an analysis of the results of the comparisons was not mathematical; rather, it involved complex considerations and judgments about differences in the companies and transactions to which AMTI and Cyclo were compared and other factors that could affect the public trading value or transaction value of the companies. Furthermore, MTS Securities believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS Securities’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS Securities with respect to the actual value of AMTI, Cyclo, AMTI common stock or Cyclo common stock.

Based on the present operations of AMTI and at AMTI’s direction and with AMTI’s consent, MTS Securities used the liquidation values of AMTI as provided to MTS Securities by AMTI’s management. MTS Securities expresses no opinion regarding the liquidation value of AMTI, Cyclo or any other entity and have assumed that there had been no material change in the assets, financial condition, business, or prospects of AMTI, Cyclo or any of their respective subsidiaries since the date of the most recent relevant financial statements or financial information made available to MTS Securities.

Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS Securities.

In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions, and other matters, all of which are beyond MTS Securities’ control and many of which are beyond the control of AMTI and/or Cyclo. Any estimates used by MTS Securities in its analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

MTS Securities performed standalone valuation analyses of both AMTI and Cyclo using a variety of valuation methodologies, as described below. MTS Securities then performed a relative valuation analysis to compare the implied exchange ratio based on the terms of the Merger Agreement to the exchange ratios implied from the valuation analysis. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 18, 2023 and is not necessarily indicative of current market conditions.

AMTI Financial Analyses

Liquidation Analysis

MTS Securities reviewed and analyzed the proposed financial terms of the Merger as compared to AMTI’s assumptions about the cash consideration that would likely be received by the holders of AMTI common stock if AMTI were to undergo a liquidation, as reflected in the AMTI liquidation forecasts. MTS Securities computed the cash balance of AMTI available for liquidation to be approximately $11.4 million, calculated as approximately $20.5 million of cash as of August 31, 2023, less wind-down costs and other associated expenses of approximately $9.1 million. The analysis assumed, among other things, a liquidation date of November 15, 2023, that all wind-down costs and other associated expenses were paid in full, and a reserve was retained for contingent liabilities. Based on projections provided by AMTI, MTS Securities estimated a value of approximately $11.4 million to AMTI stockholders in a potential liquidation, or $0.27 per share.

AMTI Historical Stock Price Performance

MTS Securities also reviewed for informational purposes only the share price trading history of AMTI common stock for the period beginning on September 19, 2022 and ending on September 18, 2023. During this period, shares of AMTI common stock traded between $0.18 per share and $1.39 per share, compared to the closing price of AMTI common stock on September 18, 2023 of $0.21 per share. In addition, MTS reviewed the volume-weighted average trading price (“VWAP”) over the five trading days, 10 trading days, 30 trading days, 60 trading days, six-month and 12-month periods ending on September 18, 2023. These VWAPs are set forth in the table below.

Trading Period	VWAP
5 Trading Days	$0.21
10 Trading Days	$0.26
30 Trading Days	$0.26
60 Trading Days	$0.26
6 Months	$0.28
12 Months	$0.44

AMTI management instructed MTS Securities to ascribe no value to AMTI’s ongoing operations or any of its programs for the purposes of valuing AMTI. Therefore, the liquidation analysis was relied on by MTS Securities for valuation purposes. The share price trading history and volume weighted average trading prices were provided to the AMTI Board for informational purposes only and were not relied upon by MTS Securities for valuation purposes.

Cyclo Financial Analyses

Selected Public Trading Analysis

Using publicly available information, MTS Securities compared selected financial data of Cyclo with similar data for companies selected by MTS Securities, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of MTS Securities’ analysis, may be considered similar in certain respects to those of Cyclo. The selected companies are single asset companies focused on orphan or rare indications with lead assets that were Phase 2b pre-data to Phase 3 pre-data, excluding targets focused on cell and gene therapy or oncology, and excluding companies with a market capitalization of less than $50 million or with negative enterprise value over a sustained period of time as of September 18, 2023. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Cyclo. The companies selected by MTS Securities were:

●	Savara Pharmaceuticals

●	Aerovate Therapeutics

●	KalVista Pharmaceuticals

●	AN2 Therapeutics

●	Fulcrum Therapeutics

●	Reneo Pharmaceuticals

●	Akari Therapeutics

●	Soleno Therapeutics

●	Egetis Therapeutics

Although none of the selected companies is directly comparable to Cyclo, MTS Securities included these companies in its analysis because they are publicly traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Cyclo. MTS Securities derived the enterprise value for the selected companies, as of September 18, 2023, by multiplying the closing price per share of common stock of such company on such date by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and adding to that result such company’s debt and deducting from that result such company’s total cash and cash equivalents. The table below shows the enterprise values derived for each comparable company as of September 18, 2023:

Publicly Traded Comparable Companies	Enterprise Value (millions)
Savara Pharmaceuticals	$629
Aerovate Therapeutics	$223
KalVista Pharmaceuticals	$195
AN2 Therapeutics	$229
Fulcrum Therapeutics	$(8)
Reneo Pharmaceuticals	$111
Akari Therapeutics	$126
Soleno Therapeutics	$94
Egetis Therapeutics	$79

MTS Securities derived an enterprise value range for the comparable companies and added to those values AMTI management’s estimates of Cyclo’s standalone cash balance of $0.5 million as of November 15, 2023 to derive the implied equity value of Cyclo. The implied enterprise value range was derived from the values of the top and bottom quartiles of the companies in the above-referenced data set, resulting in an implied enterprise value range of $94 million to $223 million for an implied equity value range of Cyclo of $94 million to $223 million. MTS Securities then derived implied per share values by dividing by the fully diluted shares outstanding of Cyclo resulting in a range of $3.35 to $7.15 per share (rounded to the nearest $0.05). The table below notes the implied equity value range (rounded to the nearest $1 million) and per share value range (rounded to the nearest $0.05) of Cyclo:

Metric	Metric Range (millions)	Implied Equity Value of Cyclo (millions)	Implied Per Share Values of Cyclo
Implied Value (Based on Bottom and Top Quartiles)	$94 – $223	$94 – $223	$3.35 – $7.15

MTS Securities observed these implied values relative to Cyclo’s market capitalization of $40.7 million as of September 18, 2023 and per share price of $1.76 as of September 18, 2023.

Discounted Cash Flow Analysis

MTS Securities conducted an illustrative discounted cash flow, or DCF analysis, for the purpose of determining an implied equity value of Cyclo, during the period beginning on January 1, 2023 and ending on December 31, 2032, based on the adjusted AMTI-Prepared Projections as described under the section entitled “The Merger—AMTI’s Unaudited Financial Projections Regarding Cyclo” of this joint proxy statement/prospectus and at the direction of AMTI.

At the direction of AMTI, MTS Securities conducted certain sensitivity analyses for the purposes of its discounted cash flow analysis of Cyclo using ranges of (i) probability of success for Phase 3 trial to biologics license application of 70% to 90%, as provided by AMTI management, and (ii) weighted average cost of capital of 15% to 19%, reflecting estimates of Cyclo’s average cost of capital, based upon MTS Securities’ analysis of the cost of capital for Cyclo’s publicly traded comparable companies.

MTS Securities utilized the unlevered free cash flows (“FCF”) (defined as net operating profit after tax, less changes in net working capital, plus depreciation and amortization), that Cyclo was expected to generate during the period beginning on November 15, 2023 and ending on December 31, 2032, in each case calculated by MTS Securities based on the adjusted AMTI-Prepared Projections. The estimates of the unlevered FCF were then discounted to present values taking into account the sensitivity metrics described above, and Cyclo’s estimated standalone cash balance of $0.5 million as of November 15, 2023 was added to such estimates for an implied equity value range of $46 million to $90 million (rounded to the nearest $1 million). MTS Securities then derived an implied per share value by dividing by the fully diluted shares outstanding of Cyclo common stock resulting in a range of $1.90 to $3.20 per share (rounded to the nearest $0.05). The table below notes the implied equity value range (rounded to the nearest $1 million) and per share value range (rounded to the nearest $0.05) of Cyclo:

Metric	Metric Range	Implied Equity Value of Cyclo (millions)	Implied Per Share Values of Cyclo
Weighted Average Cost of Capital	19% – 15%	$46 – $90	$1.90 – $3.20
Probability of Success	70% – 90%

MTS Securities observed these implied values relative to Cyclo’s market capitalization of $40.7 million as of September 18, 2023 and per share price of $1.76 as of September 18, 2023.

Selected Precedent Transaction Analysis

MTS Securities examined select transactions announced since March 31, 2017 involving target companies with single assets focused on orphan or rare indications with lead assets that were Phase 2b pre-data to Phase 3 pre-data, excluding targets focused on cell and gene therapy or oncology. MTS Securities calculated the enterprise value implied by each of these transactions, inclusive of both upfront and contingent consideration. The following table lists the nine business combinations analyzed by MTS Securities:

Announced			EV Consideration
Date	Target	Acquiror	(millions):
8/14/23	Zynerba	Harmony Biosciences	$156
5/22/23	VectivBio	Ironwood Pharmaceuticals	$862
8/1/22	Forma Therapeutics	Novo Nordisk	$638
6/1/20	Censa Pharmaceuticals	PTC Therapeutics	$538
3/4/19	Nightstar Therapeutics	Biogen	$725
2/24/19	Clementia Pharmaceuticals	Ipsen	$1,112
4/11/18	Wilson Therapeutics	Alexion Pharmaceuticals	$798
5/18/17	River Vision	Horizon Therapeutics	$471
3/31/17	Vtesse	Sucampo Pharmaceuticals	$200

Although none of the selected transactions is directly comparable to the Merger, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to Cyclo, and as such, for purposes of analysis, the selected transactions may be considered similar to the Merger. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition, and prospects of Cyclo and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS Securities obtained from SEC filings, relevant press releases, Wall Street analysts, and company websites as of September 18, 2023. Comparable transactions were considered for both their upfront and total transaction values to best evaluate each transaction’s consideration and because some of the comparable transactions contained contingent value rights.

MTS Securities derived an enterprise value range for the comparable precedent transactions and added to those values AMTI management’s estimates of Cyclo’s estimated standalone cash balance of $0.5 million as of November 15, 2023 to derive the implied equity value of Cyclo. The implied enterprise value range was derived from the values of the top and bottom quartiles of the transactions in the above-referenced data set, resulting in an implied enterprise value range of $471 million to $798 million for an implied equity value range of Cyclo of $471 million to $798 million. MTS Securities then derived implied per share values by dividing such implied equity values by the fully diluted shares outstanding of Cyclo resulting in a range of $14.25 to $23.55 per share (rounded to the nearest $0.05). The table below notes the implied equity value range (rounded to the nearest $1 million) and per share value range (rounded to the nearest $0.05) of Cyclo:

Metric	Metric Range (millions)	Implied Equity Value of Cyclo (millions)	Implied Per Share Values of Cyclo
Implied Value (Based on Bottom and Top Quartiles)	$471 – $798	$471 – $798	$14.25 – $23.55

MTS Securities observed these implied values relative to Cyclo’s market capitalization of $40.7 million as of September 18, 2023 and per share price of $1.76 as of September 18, 2023.

Cyclo Historical Stock Price Performance

MTS Securities reviewed for informational purposes only the share price trading history of the shares of Cyclo common stock for the period beginning on September 19, 2022 and ending on September 18, 2023. MTS Securities observed that during this period, the shares of Cyclo common stock traded between $0.67 per share and $2.57 per share, the closing price per share on September 18, 2023 was $1.76 per share.

In addition, MTS Securities reviewed the VWAP over the 5 trading days, 10 trading days, 30 trading days, 60 trading days, six-month, and 12-month, periods ending on September 18, 2023. These VWAPs are set forth in the table below.

Trading Period	VWAP
5 Trading Days	$1.79
10 Trading Days	$1.74
30 Trading Days	$1.57
60 Trading Days	$1.44
6 Months	$1.32
12 Months	$1.44

The Cyclo share price trading history, and volume weighted average trading prices were provided to the AMTI Board for informational purposes only and were not relied upon by MTS Securities for valuation purposes.

Relative Valuation Analysis

Utilizing the financial terms of the Merger Agreement, MTS Securities calculated an implied exchange ratio of 0.174:1 (the “implied exchange ratio”), in terms of the number of shares of Cyclo common stock to be received by AMTI stockholders for each share of AMTI common stock. MTS Securities calculated the implied exchange ratio using a Cyclo reference price of $1.63 per share (per the Merger Agreement), which implies an offer of $0.28 per share of AMTI common stock, to determine an implied aggregate Cyclo share consideration (the “implied aggregate Cyclo share consideration”), and then divided by the amount of shares of AMTI common stock as provided by AMTI management. MTS Securities then calculated the implied pro forma ownership of the combined company by the AMTI stockholders prior to the Merger (the “implied pro forma ownership”) of 24.6% by dividing the implied aggregate Cyclo share consideration by the implied pro forma shares outstanding following the closing of the Merger, as provided by the AMTI Board.

MTS Securities analyzed the relative valuation analysis resulting from the implied equity value and per share value ranges calculated for AMTI and Cyclo, based upon each of the analyses summarized above.

MTS Securities compared the AMTI liquidation per share value to the low and high values of Cyclo’s per share value implied by the analyses summarized above to determine the range of implied exchange ratios, calculated as AMTI’s implied per share value upon liquidation divided by Cyclo’s implied per share value. MTS Securities then compared AMTI’s liquidation equity value to the low and high equity values of Cyclo implied by the analyses summarized above to determine the range of the implied pro forma ownership, calculated as AMTI’s implied equity value upon liquidation divided by the sum of AMTI’s and Cyclo’s respective implied equity values.

The following table sets forth the results of these analyses, rounded to three decimal places and tenth of a percent for the implied range of exchange ratios and pro forma ownership, respectively:

	Implied Exchange Ratio		AMTI Implied Pro-Forma Ownership
Valuation Methodology	Low	High	Low	High
Cyclo DCF	0.083:1	0.142:1	11.3%	19.8%
Cyclo Trading Comparables	0.037:1	0.080:1	4.9%	10.8%
Precedent Transactions	0.011:1	0.019:1	1.4%	2.4%

MTS Securities compared the above implied range of exchange ratios and pro forma ownership percentages to the implied exchange ratio and implied pro forma ownership, respectively. MTS Securities noted that the implied exchange ratio was above the range of exchange ratios implied by the discounted cash flow methodology, the trading comparables methodology, and the precedent transactions methodology. MTS Securities also noted that the implied pro forma ownership was above the range of pro forma ownership percentages implied the discounted cash flow methodology, the trading comparables methodology, and the precedent transactions methodology.

Pro Forma Combination Analysis and Intrinsic Valuation of Merger Consideration (“Has-Gets” Analysis)

For informational purposes only and not as a component of its fairness analysis, MTS Securities also analyzed the projected performance of the pro forma combination, including projected synergies and an assumed pro forma capital structure, each as provided by AMTI management as of September 18, 2023. MTS Securities compared the implied value of each share of AMTI common stock in the pro forma combination, using the full ranges of sensitivities from the standalone discounted cash flow analysis of Cyclo, to the implied liquidation value of each share of AMTI common stock on a standalone basis. A summary of the comparable inputs for each sensitivity analysis is provided below:

Varying Sensitivity Inputs	AMTI Liquidation Analysis Per Share Value	Implied Pro Forma AMTI Per Share Value Range
Phase 3 Probability of Success (70% - 90%) and Weighted Average Cost of Capital (19% - 15%)	$0.27	$0.32 - $0.51

MTS Securities noted that the results of the “Has-Gets” analysis implied an illustrative pro forma value range per share of AMTI common stock that was above the implied liquidation value of each share of AMTI common stock on a standalone basis.

Miscellaneous

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, MTS Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The MTS opinion was one of the many factors taken into consideration by the AMTI Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the AMTI Board with respect to consideration to be received by the holders of shares of AMTI common stock pursuant to the Merger or any other terms of the Merger or of whether the AMTI Board would have been willing to agree to different terms. The Exchange Ratio was determined through arm’s-length negotiations between AMTI and Cyclo and was approved by the AMTI Board. MTS Securities and its affiliates provided advice to AMTI during these negotiations. However, neither MTS Securities nor any of its affiliates recommended any specific amount of consideration to AMTI or the AMTI Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

MTS Securities has consented to the use of the MTS opinion in this joint proxy statement/prospectus; however, MTS Securities has not assumed any responsibility for the form or content of this joint proxy statement/prospectus. MTS Securities and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as financial advisor to AMTI in connection with the Merger. AMTI selected MTS as its financial advisor because it is nationally recognized in the healthcare and biotechnology industries as having investment banking professionals with significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions, including transactions similar to the Merger.

Pursuant to the Engagement Letter, AMTI engaged MTS to act as its financial advisor in connection with the Merger, including to deliver the MTS opinion. As permitted by the terms of the Engagement Letter and pursuant to MTS’ internal policies, MTS Securities, delivered the MTS opinion. As compensation for MTS and its affiliates’ financial advisory services, AMTI paid to MTS a nonrefundable retainer fee of $25,000 and paid an additional fee of $0.5 million for rendering the MTS opinion in connection with the AMTI Board’s consideration of the proposed transaction with Cyclo, which fee was not contingent upon the successful completion of the Merger or the conclusion reached in the MTS opinion. Upon the consummation of the Merger, AMTI will be obligated to pay to MTS a fee equal to approximately $2 million, with all fees previously paid by AMTI pursuant to the Engagement Letter credited towards such amount, including the fee paid by AMTI upon delivery of the MTS opinion. In addition, AMTI has agreed to reimburse certain of MTS’s expenses arising, and to indemnify MTS and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the Engagement Letter.

Additionally, on February 10, 2023, MTS entered into an engagement letter with Cyclo, pursuant to which MTS agreed to act as financial advisor to Cyclo in connection with certain strategic transactions. MTS completed its work for Cyclo in July 2023. Prior to delivery of the MTS opinion to the AMTI Board, MTS and Cyclo terminated the engagement letter with the indemnification provisions of the letter surviving such termination, and Cyclo did not pay any fees to, or reimburse any expenses of, MTS or MTS Securities in connection with the entry into the engagement letter or its subsequent termination. MTS made AMTI management and the AMTI Board aware of this engagement during the introductory call with AMTI and MTS on February 27, 2023 and the AMTI Board Meeting on March 21, 2023 prior to delivery of the MTS opinion to the AMTI Board.

Except as described above, in the two years prior to the date of the MTS opinion, neither MTS nor MTS Securities has had a material relationship with, or otherwise received fees from, AMTI or Cyclo. MTS, MTS Securities and their affiliates may seek to provide investment banking or financial advisory services to AMTI and Cyclo and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of any such services.

Interests of AMTI’s Directors and Executive Officers in the Merger

Certain AMTI Board members and executive officers may be deemed to have interests in the Merger that are in addition to, or different from, the interests of other AMTI stockholders generally. The AMTI Board was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement and in making the recommendation that AMTI stockholders approve the Merger Agreement. These potential interests include:

●	in connection with the closing of the Merger, Cyclo has agreed to expand the Cyclo Board from nine to ten directors and to appoint Shawn Cross to the Cyclo Board;

●	continued indemnification in favor of the current and former directors and officers of AMTI, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance;

●

in connection with the Merger, each AMTI Option, AMTI RSU and AMTI PSU will receive the treatment described in the section entitled “The Merger Agreement—Treatment of AMTI Equity Awards” of this joint proxy statement/prospectus;

●

each outstanding award of AMTI RSUs will fully vest on the earlier of (i) December 1, 2023 and (ii) the date that a registration statement on Form S-4 related to the Merger is deemed effective by the SEC, subject to the applicable grantee’s continued service through such date;

●

each outstanding award of AMTI PSUs will fully vest on the date that a registration statement on Form S-4 related to the Merger is deemed effective by the SEC, subject to the applicable grantee’s continued service through such date;

●

Shawn Cross and Brandon Hants will be eligible to receive severance benefits and accelerated vesting of equity awards in accordance with the AMTI Executive Severance Policy if there is a CIC Qualified Termination under the AMTI Executive Severance Policy;

●	certain additional AMTI employees will be eligible to receive severance benefits and accelerated vesting of equity awards in connection with the Merger;

●	Brandon Hants has been granted 50,000 AMTI Options, effective as of the day that is one business day prior to, and contingent upon, the closing of the Merger; and

●

at the closing of the Merger, the unvested options held by AMTI’s non-employee directors will accelerate vesting, subject to the applicable non-employee director’s continued service as a non-employee director through such date.

These interests may present such officers and directors with actual or potential conflicts of interest. The AMTI Board was aware of these potential conflicts of interests during its deliberations on the merits of the Merger, in making its decisions in approving the Merger, the Merger Agreement, and the related transactions, and in deciding to recommend that the AMTI stockholders vote for the AMTI Proposals.

Potential Payments upon Termination or Change in Control

The AMTI Board adopted the AMTI Executive Severance Policy in June 2020 and amended the AMTI Executive Severance Policy in July 2023. Each of Shawn Cross and Brandon Hants participate in the AMTI Executive Severance Policy.

Under the AMTI Executive Severance Policy, if a participant’s employment is terminated outside of a period beginning on the date six months prior to a “change in control” (as defined in the AMTI Executive Severance Policy, but which would include the Merger) and ending 12 months following a change in control (the “change in control period”), either by AMTI other than for “cause,” death or “disability” or by the participant due to a “constructive termination” (each, as defined within the AMTI Executive Severance Policy), referred to as a Non-CIC Qualified Termination, the participant will receive:

●	a lump sum payment equal to 100% of base salary; and

●

payment or reimbursement of up to 12 months of premiums for COBRA continuation coverage premiums or, if providing such payment would violate applicable law, a taxable payment for an equivalent amount in lieu thereof.

Under the AMTI Executive Severance Policy, if a participant’s employment is terminated inside the change in control period either by AMTI other than for “cause,” death or “disability” or by the participant due to a “constructive termination,” referred to as a CIC Qualified Termination, the participant will receive the following:

●	a lump sum payment equal to 100% of base salary;

●	a lump sum payment equal to 100% of target annual bonus;

●	100% acceleration of unvested time-based equity awards;

●

payment or reimbursement of up to 12 months of premiums for COBRA continuation coverage premiums or, if providing such payment would violate applicable law, a taxable payment for an equivalent amount in lieu thereof; and

●

the post-termination exercise period of a participant’s AMTI Options and similar equity awards will be extended until 12 months following such CIC Qualified Termination (provided that in no event will the terminated participant’s AMTI Options or similar equity awards remain outstanding beyond the equity award’s maximum term to expiration).

The AMTI Executive Severance Policy provides that if any payments or benefits received by a participant under the AMTI Executive Severance Policy are or otherwise would constitute “parachute payments” within the meaning of Section 280G of the Code and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher. The AMTI Executive Severance Policy does not require AMTI to provide any tax gross-ups.

To receive the severance described above, the applicable participant in the AMTI Executive Severance Policy must sign and not revoke AMTI’s standard separation agreement and release of claims within the timeframe that is set forth in the AMTI Executive Severance Policy.

Employment Arrangements Following the Merger

As of the date of this joint proxy statement/prospectus, none of AMTI’s executive officers has had any discussions or negotiations, or entered into any agreement, with Cyclo or any of Cyclo’s affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Merger, or the right to purchase or participate in the equity of Cyclo or one or more of its affiliates.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Merger that may be paid or become payable to each of AMTI’s named executive officers in connection with the Merger. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Merger was consummated on October 2, 2023, and in the case of each named executive officer, that the named executive officer’s employment is terminated by AMTI without cause or by the named executive officer for good reason, in each case, on that date. AMTI’s named executive officers will not receive pension, tax reimbursement or other benefits in connection with the Merger.

Some of the amounts set forth in the table would be payable solely by virtue of the consummation of the Merger. In addition to the assumptions regarding the consummation date of the Merger and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Tahir Mahmood, Ph.D. (4)	-	163,897	-	163,897
Graham K. Cooper(5)	-	-	-	-
Shawn Cross	899,000	83,744	28,843	1,011,587

(1)

The cash amount represents the total potential severance payments to Mr. Cross that may be payable in connection with the Merger pursuant to the AMTI Executive Severance Policy if Mr. Cross experiences a CIC Qualified Termination. Mr. Cross must timely execute and not revoke a separation agreement and release in favor of AMTI in order to receive severance payments. For more information, please see the section of this joint proxy statement/prospectus entitled “The Merger—Interests of AMTI Directors and Executive Officers in the Merger—Potential Payments upon Termination or Change in Control.” The severance payments are a “double trigger” benefit.

(2)

Represents AMTI RSUs and AMTI PSUs (which we refer to collectively as the “AMTI Executive Awards”) that will accelerate vesting and receive consideration in the Merger, assuming, solely for purposes of this table, continued service of each named executive officer through the consummation of the Merger. Each AMTI Executive Award will fully vest on the date that a registration statement on Form S-4 related to the Merger is deemed effective by the SEC, subject to the applicable named executive officer’s continued service through such date. For more information on the vesting acceleration applicable to named executive officers, please see the section of this joint proxy statement/prospectus entitled “The Merger—Interests of AMTI Directors and Executive Officers in the Merger.”

The values for each AMTI Executive Equity Award in the table below represent the product of $0.1763, multiplied by the number of shares of AMTI common stock subject to the AMTI Executive Equity Award, as applicable, that accelerate in connection with the Merger. The acceleration benefits for Mr. Mahmood and Mr. Cross are single trigger acceleration benefits. The aggregate value of each named executive officer’s single-trigger acceleration of AMTI Executive Equity Awards is set forth in the table below:

Name	Number of Shares Subject to AMTI Executive Awards Accelerating (#)	Per Share Value of AMTI Executive Awards Accelerating ($)	Total ($)
Tahir Mahmood, Ph.D.	929,861	0.1763	163,897
Graham K. Cooper	-	-	-
Shawn Cross	475,118	0.1763	83,744

(3)

Represents the estimated value of the percentage of the premiums AMTI will pay to continue Mr. Cross’ continued health coverage under COBRA for a period of twelve months pursuant to the AMTI Executive Severance Policy if Mr. Cross experiences a CIC Qualified Termination and Mr. Cross timely executes and does not revoke a separation agreement and release in favor of AMTI. The COBRA reimbursements are a “double trigger” benefit.

(4)

In April 2023, AMTI entered into a Separation Agreement and Release with Dr. Mahmood. Under the terms of the Separation Agreement, and consistent with the terms of the AMTI Executive Severance Policy, Dr. Mahmood received (i) a lump sum payment equal to 100% of his base salary and (ii) an upfront payment equal to twelve months of premiums for COBRA continuation coverage.

(5)	In Mach 2023, Mr. Cooper resigned from the AMTI Board and his position as Executive Chair.

Interests of Cyclo’s Directors and Executive Officers in the Merger

In considering the recommendation of the Cyclo Board with respect to the Cyclo Proposals, Cyclo stockholders should be aware that certain members of the Cyclo Board and certain executive officers of Cyclo may have interests in the Merger that are different from, or are in addition to, interests of Cyclo stockholders generally. These interests include, but are not limited to:

●	expected service as members of the combined company’s board of directors or as an executive officer of the combined company following consummation of the Merger; and

●	continued indemnification in favor of the current and former directors and officers of Cyclo, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance.

These interests may present such officers and directors with actual or potential conflicts of interest. The Cyclo Board was aware of these potential conflicts of interests during its deliberations on the merits of the Merger, in making its decisions in approving the Merger, the Merger Agreement, and the related transactions, and in deciding to recommend that the Cyclo stockholders vote for the Cyclo Proposals.

Closing and Effective Time of the Merger

Pending the receipt of all required Cyclo and AMTI stockholder approvals, the closing of the Merger is expected to occur in the last quarter of 2023. This will also be considered the Effective Time of the Merger.

Regulatory Approvals

Neither Cyclo nor AMTI is aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Ownership of the Combined Company

Upon completion of the Merger and based on 22,768,341 shares of Cyclo common stock and 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023 and AMTI having net cash of approximately $12.4 million at the closing, it is expected that Cyclo stockholders will own approximately 75% of the outstanding common stock of the combined company and AMTI stockholders will own approximately 25% of the outstanding common stock of the combined company.

The following table sets forth certain information with respect to the beneficial ownership of the combined company as of November 17, 2023, based on 30,768,341 shares of Cyclo common stock outstanding following the Merger.

5% Holders	Number of Shares Beneficially Owned	Beneficial Ownership (%)
Rafael Holdings, Inc. 520 Broad Street Newark N.J. 07102	12,780,543	37.02%
Armistice Capital Master Fund Ltd. c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor New York, NY 10022	2,144,805	6.52%
Entities affiliated with EPIQ Capital Group, LLC One Lombard Street, Suite 200 San Francisco, CA 94111	1,437,978	4.67%

Accounting Treatment

The Merger is being accounted for as a recapitalization of Cyclo as the transaction is, in essence, an exchange of Cyclo common shares for cash and cash equivalents and nominal assets. Apart from cash and cash equivalents, the other assets (and related liabilities) being acquired are nominal. AMTI’s cash and cash equivalents and nominal assets (and related liabilities)  associated with the short-term lease will be measured at their carry over cost as of the closing date of the Merger, and will be combined with the assets, liabilities and results of operations from Cyclo after the consummation of the Merger. Cyclo prepares their financial statements and AMTI prepares their financial statements in accordance with GAAP. Cyclo and AMTI both have fiscal year ends of December 31. This is reflected in the unaudited pro forma combined condensed financial statements included elsewhere in this prospectus.

Listing of Cyclo Common Stock; Delisting and Deregistration of AMTI Common Stock After the Merger

Cyclo’s common stock is currently traded on Nasdaq under the symbol “CYTH.” It is a closing condition that the shares of Cyclo’s common stock to be issued in the Merger pursuant to the Merger Agreement are approved for listing on Nasdaq. In addition, following the consummation of the Merger, AMTI common stock will be delisted from Nasdaq, deregistered under the Exchange Act and cease to be publicly traded, and AMTI will no longer be required to file periodic reports with the SEC with respect to AMTI common stock and warrants.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A hereto and incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The following summary describes certain material provisions of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Cyclo and AMTI encourage you to carefully read the Merger Agreement in its entirety before making any decisions regarding the Merger because it is the legal document that governs the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Cyclo and AMTI contained in this joint proxy statement/prospectus or in Cyclo’s or AMTI’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Cyclo and AMTI contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by Cyclo, Merger Sub and AMTI were qualified and subject to important limitations agreed to by Cyclo, Merger Sub and AMTI in connection with negotiating the terms of the Merger Agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. In addition, the representations, warranties and covenants in the Merger Agreement are qualified by information contained in confidential disclosure schedules exchanged by Cyclo and AMTI in connection with their execution of the Merger Agreement, which confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties, and covenants set forth in the Merger Agreement.

Structure of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time of the Merger, Merger Sub, a wholly-owned subsidiary of Cyclo and a party to the Merger Agreement, will merge with and into AMTI, and the separate corporate existence of Merger Sub will cease. AMTI will survive the Merger as a wholly-owned subsidiary of Cyclo.

Completion and Effectiveness of the Merger

The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later date specified in such certificate of merger. The closing of the Merger will take place via electronic exchange of documents and closing deliverables required by the Merger Agreement no later than the second business day following the day on which the conditions to the Merger set forth in the Merger Agreement and described in this joint proxy statement/prospectus (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) have been satisfied or waived in accordance with the Merger Agreement, or such other time or place as Cyclo and AMTI mutually agree in writing.

Although Cyclo and AMTI currently expect the Merger to be completed by late-2023 (in the event AMTI stockholders adopt the Merger Agreement and Cyclo stockholders approve the share issuance), neither Cyclo nor AMTI can specify when, or make any assurances that, Cyclo and AMTI will satisfy or waive all of the conditions to the Merger. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” for more information.

Merger Consideration

At the Effective Time of the Merger, each share of AMTI common stock (other than: (i) treasury shares, and (ii) any shares of AMTI common stock held directly by Cyclo or Merger Sub) will be converted into the right to receive a number of shares of Cyclo common stock equal to the Exchange Ratio. The Exchange Ratio is calculated as the quotient (rounded down to four decimal places) obtained by dividing (x) the AMTI Per Share Value (as defined below) by (y) the Cyclo per share price, which is $1.63 per share. The “AMTI Per Share Value” is defined as the quotient determined by dividing (i) the AMTI Net Cash Amount (as defined below) by (ii) the AMTI Outstanding Shares (as defined below).

The Exchange Ratio was initially estimated to be 0.174 shares of Cyclo common stock for each share of AMTI common stock, but the actual Exchange Ratio will depend on AMTI’s net cash at closing and the number of shares of AMTI common stock outstanding at the closing of the Merger.

Based upon the initially estimated Exchange Ratio, following the Merger, (i) AMTI stockholders immediately before the Merger are expected to own approximately 25% of the aggregate number of outstanding shares of Cyclo common stock following the Merger, and (ii) Cyclo securityholders immediately before the Merger are expected to own approximately 75% of the aggregate number of outstanding shares of Cyclo common stock following the Merger, subject to certain assumptions (including as to the amount of AMTI net cash and outstanding shares at closing, which could be materially different).

Examples

For illustrative purposes only, the examples presented below calculate the Exchange Ratio under various AMTI net cash scenarios. These examples have assumed: (i) the Effective Time occurs on September 21, 2023, (ii) AMTI has 39,918,647 shares of common stock outstanding immediately prior to the Effective Time, and (iii) Cyclo has 19,324,718 shares of common stock outstanding immediately prior to the Effective Time, before the issuance of shares in the Merger, and without giving effect to the exercise or conversion of outstanding stock options or warrants.

AMTI Net Cash	Exchange Ratio	Post-Merger Ownership by AMTI Securityholders	Post-Merger Ownership by Cyclo Securityholders
$13,000,000	0.186	25.4%	74.6%
$12,500,000	0.179	24.7%	75.3%
$12,000,000	0.172	23.9%	76.1%
$11,500,000	0.164	23.1%	76.9%
$11,000,000	0.157	22.4%	77.6%
$10,500,000	0.150	21.6%	78.4%

For each $500,000.00 decrease in AMTI net cash, the Exchange Ratio will decrease by approximately 0.007.

No fractional shares of Cyclo common stock will be issuable pursuant to the Merger Agreement to AMTI stockholders.

Pursuant to the terms of the Merger Agreement, the “AMTI Net Cash Amount” means, as of the Effective Time, without duplication: (i)  AMTI’s cash and cash equivalents (excluding, for the avoidance of doubt, all amounts payable to AMTI in connection with that certain One Tower Place Lease dated December 18, 2016 (the “One Tower Lease”) and Sublease dated September 21, 2021 (collectively, with the One Tower Lease, the “One Tower Lease and Sublease”)), plus (ii) the security deposit held by the landlord pursuant to the One Tower Lease, minus (iii) the sum of AMTI’s short and long term liabilities, including but not limited to accounts payable and accrued expenses and promised but unpaid capital expenditures (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with AMTI’s audited financial statements and the AMTI balance sheet to the extent consistent with GAAP, but excluding all liabilities of AMTI in connection with the One Tower Lease and Sublease, minus (iv) the amount of all fees and expenses incurred by AMTI in connection with the transactions contemplated by the Merger Agreement, including for the avoidance of doubt any transaction expenses of AMTI, to the extent unpaid as of the closing, minus (v) the cash cost of any unpaid change of control payments or severance, termination or similar payments pursuant to a contract, plan or applicable law that are or become due to any current or former employee, director or independent contractor of AMTI, or any other third party arising out of, relating to, or in connection with the occurrence of the closing, including, for the avoidance of doubt, any amounts to be paid to employees pursuant to Section 6.04(a) of the Merger Agreement or under the AMTI Executive Severance Policy, minus (vi) the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of AMTI as of the Closing Date, minus (vii) all payroll, employment or other withholding taxes incurred by or on behalf of AMTI in connection with any payment amounts set forth in clauses (v) or (vi) and the exercise of any AMTI Option on or prior to the Effective Time, minus (viii) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any action against AMTI, minus (ix) the expected cost and expenses of the aggregate liability of AMTI arising from any action against AMTI, minus (x)  any unpaid amount of the expected cost, and/or any premium related to the directors’ and officers’ tail insurance for the full six-year term, minus (xi) to the extent included in cash and cash equivalents, the amount of any anticipated tax credit not actually received by AMTI prior to the Effective Time, including but not limited to any employee retention credit, minus (xii) to the extent included in cash and cash equivalents, any amounts payable to AMTI but not actually received by AMTI prior to the Effective Time, in connection with the sale, transfer or license of any asset of AMTI prior to the Effective Time, minus (xiii) the amount of any indebtedness, and plus (xiv) any amounts payable to AMTI in connection with the monetization of AMTI’s platform technology prior to the Effective Time to the extent such amounts are received no later than the Effective Time.

Pursuant to the terms of the Merger Agreement, “AMTI Outstanding Shares” means, without duplication, the sum of (i) the total number of shares of AMTI common stock actually issued and outstanding immediately prior to the Effective Time plus (ii) the rollover options.

Treatment of Fractional Shares

No fractional shares of Cyclo common stock will be issued in connection with the Merger, and the number of shares of Cyclo common stock to be issued to AMTI stockholders shall be rounded up to the nearest whole share.

Exchange of Shares

After the Merger is completed, the Surviving Corporation shall instruct Cyclo’s exchange agent to provide to each holder of record of shares of AMTI common stock represented by book entry that immediately before the Effective Time represented outstanding shares of AMTI common stock whose shares were converted into the right to receive Merger Consideration, an “agent’s message” in customary form. Upon receipt of such “agent’s message”, the holder of such book entry shares shall be entitled to receive in exchange therefor the number of whole shares of Cyclo common stock, if any, pursuant to the Exchange Ratio. Until surrendered pursuant to the Merger Agreement, each AMTI book entry share shall be deemed after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration. The shares of Cyclo common stock you receive in the Merger will be issued in book-entry form.

Treatment of AMTI Equity Awards

Treatment of Stock Options. Each AMTI Option that is outstanding immediately prior to the Effective Time and has an exercise price per share that is equal to or less than $0.40 will be automatically assumed and converted as of the Effective Time into an option to acquire, on the same terms and conditions as were applicable under such AMTI Option, except to the extent such terms were rendered inoperative by the transactions contemplated by the Merger Agreement, the number of shares of Cyclo common stock determined by multiplying the number of shares of AMTI common stock subject to such AMTI Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such AMTI Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent). Each AMTI Option that is outstanding immediately prior to the Effective Time and has an exercise price per share that is greater than $0.40 will be automatically cancelled and extinguished for no consideration.

Treatment of Restricted Stock Unit Awards and Performance Stock Unit Awards. Each AMTI RSU Award and AMTI PSU Award will be fully settled prior to the Effective Time, including any payment or satisfaction of all tax liabilities associated with such settlement, by AMTI.

Termination of the AMTI Employee Stock Purchase Plan

As soon as practicable following September 21, 2023, but in all events prior to the Effective Time, the AMTI Board will terminate the AMTI 2020 Employee Stock Purchase Plan and distribute the contribution to all participants in accordance with the terms of the AMTI 2020 Employee Stock Purchase Plan. The AMTI 2020 Employee Stock Purchase Plan will not be continued, assumed, or substituted for by Cyclo or Merger Sub or any affiliates thereof as part of the transactions contemplated by the Merger Agreement.

Organizational Documents and Directors and Officers of the Surviving Corporation

The Merger Agreement contains certain provisions relating to the governance of the Surviving Corporation following completion of the Merger. At the Effective Time, the certificate of incorporation of AMTI will be amended and restated in its entirety to read as the certificate of incorporation set forth on Exhibit B to the Merger Agreement and the AMTI bylaws will be amended and restated in their entirety to read as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein shall be changed to refer to the name of AMTI. From and after the Effective Time, the directors of Merger Sub, will comprise the board of directors of the Surviving Corporation, and the officers of Merger Sub will be the officers of the Surviving Corporation.

Representations and Warranties

The Merger Agreement contains certain representations and warranties by each party thereto. Each of Cyclo, Merger Sub and AMTI made representations and warranties regarding, among other things:

●	the due organization, valid existence, good standing, qualification to do business, corporate power, and authority of the party and any subsidiaries;

●	the availability of each party’s organizational documents;

●	capital structure;

●	power and authority with respect to the execution, delivery, and performance of the Merger Agreement;

●	the absence of any conflict, default, breach or violation of organizational documents, applicable laws and contracts and the possession of all necessary permits;

●	the filing of all required SEC documents and the absence of any liabilities or obligations of a nature required by GAAP to be reflected in applicable financial statements, and not so reflected;

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confirmation that the information supplied for inclusion in the registration statement, of which this joint proxy statement/prospectus forms a part, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

●	the absence of certain changes or events;

●	the absence of litigation, whether pending or threatened;

●	labor matters;

●	property and title to assets;

●	intellectual property and data protection;

●	taxes;

●	insurance;

●	certain business practices;

●	trade laws;

●	brokers; and

●	the exclusivity of the representations and warranties contained in the Merger Agreement.

In addition to the above, each party made certain additional representations and warranties in the Merger Agreement. AMTI made certain representations and warranties regarding its employee benefit plans, environmental matters, material contracts, board approval and the stockholder vote required, interested party transactions, compliance with health care matters, preclinical development and clinical trials, pharmaceutical development and marketing regulatory matters and the opinion of MTS Securities acting as its financial advisor. Cyclo and Merger Sub made certain representations and warranties regarding the issuance of securities, transactions with affiliates, healthcare regulatory matters and matters related to the FDA.

The representations, warranties and covenants made in the Merger Agreement by Cyclo, Merger Sub and AMTI are qualified and subject to important limitations agreed to by Cyclo, Merger Sub and AMTI in connection with negotiating the terms of the Merger Agreement. In your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to consider these limitations as well as the purpose of the representations and warranties, which limitations and purpose are described in more detail in the introductory paragraphs to this section.

Conduct of Business Prior to the Merger’s Completion

Except as provided in the Merger Agreement, between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, AMTI has agreed to, subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement or any Ancillary Agreement (as defined in the Merger Agreement), as disclosed in the confidential disclosure schedules delivered by AMTI to Cyclo in connection with the Merger Agreement, as required by applicable law or with Cyclo’s written consent): (i) conduct its business in the ordinary course of business in all material respects and (ii) use commercially reasonable efforts to preserve substantially intact its business organization as constituted as-of the signing of the Merger Agreement.

Between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, AMTI has agreed not to, subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement or any Ancillary Agreement, as disclosed in the confidential disclosure schedules delivered by AMTI to Cyclo in connection with the Merger Agreement or with Cyclo’s written consent):

●	amend or otherwise change its certificate of incorporation or bylaws;

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issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of: (i) any shares of any class of its capital stock, or any of its options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), provided that (x) the exercise, conversion or settlement of any AMTI Options, AMTI RSUs or AMTI PSUs or (y) grants of AMTI Options, AMTI RSUs or AMTI PSUs that are permitted by the Merger Agreement shall not require the consent of Cyclo; or (ii) any of its material assets;

●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

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reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees or other former service providers upon the terms set forth in the underlying agreements governing such equity securities;

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(i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any person, corporation, partnership, other business organization or any division thereof, (ii) acquire any assets, except purchases of supplies in the ordinary course of business, (iii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business or (iv) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in AMTI;

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enter into or adopt a plan or agreement of reorganization, merger, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution (other than the transactions contemplated by the Merger Agreement);

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except as required under a benefits plan or applicable law: (i) increase the compensation or severance entitlements of any current or former employee, officer, consultant, or director, (ii) make any change to employee compensation, incentives or benefits after the filing of the registration statement on Form S-4 by Cyclo in connection with the Merger that would reasonably be expected to require an amendment to the registration statement on Form S-4 under applicable law, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation to any current or former employee, officer, consultant or director, (iv) establish, adopt, extend, renew, provide discretionary benefits under, enter into, terminate or amend in any material respect any collective bargaining agreement or benefits plan, (v) accelerate any rights or benefits (including with respect to any payments, benefits or vesting), or make any material determinations not in the ordinary course of business, under any collective bargaining agreement or benefits plan, (vi) grant any awards under any benefit plans or any other equity or equity-based compensation, (vii) hire or engage any officers or employees, or (viii) knowingly or affirmatively waive any post-employment restrictive covenant with any current or former employee, officer, consultant or director;

●	enter into any contract or agreement with any union, works council or labor organization covering AMTI’s employees;

●	materially, amend accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as required by GAAP;

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(i) make, change or revoke any tax election, (ii) amend any material tax return or settle or compromise any material United States federal, state, local or non-United States income tax liability, (iii) initiate or enter into any closing or voluntary disclosure agreement with any tax authority with respect to any amount of taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment for any material amount of tax relating to AMTI, (iv) change any method of tax accounting or annual tax accounting period, (v) request any private letter or similar tax ruling, (vi) apply for any tax incentive program, or (vii) surrender any right to claim a material tax refund or an offset or other reduction in tax liability or refund;

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(i) enter into any contract that would have been a material contract if entered into on the date of the Merger Agreement or (ii) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of AMTI’s material rights thereunder, in each case except in the ordinary course of business;

●	acquire or lease, or agree to acquire or lease, any real property;

●	initiate, settle or compromise any legal actions or waive any claims or rights of substantial value;

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enter into any contract, understanding or commitment that contains any restrictive covenant or otherwise materially restrains, restricts, limits or impedes AMTI’s ability to compete with or conduct any business in any geographic area or solicit the employment of any persons, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

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(i) adopt, approve, modify or amend in any material respect any plan or program with a development partner relating to the development or commercialization of any of AMTI’s products, including any decision or action with respect thereto that is subject to joint governance approval with any such development partner, or make any material and binding proposal or commitment to a development partner regarding the adoption, approval, modification or amendment of any such plan or program, (ii) initiate any new pre-clinical or clinical trials, or (iii) fund or agree to fund any clinical trial sponsored by another person or any expansion of a clinical trial sponsored by another person;

●	make or agree to make any capital expenditures that, in the aggregate, are in excess of $25,000, except as required under certain disclosed contracts; or

●	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

In addition, between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, Cyclo and Merger Sub, have agreed not to (and will cause their subsidiaries not to), subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement or any ancillary agreements, as required by applicable law or with AMTI’s written consent):

●	amend or otherwise change Cyclo’s or Merger Sub’s charter or bylaws;

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(i) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of Cyclo common stock, except for repurchases made in the ordinary course of business with respect to equity awards issued by Cyclo; (ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends or other distributions made by any direct or indirect wholly-owned subsidiary of Cyclo to Cyclo or one of its other wholly-owned subsidiaries; or (iii) other than as set forth on Cyclo’s confidential disclosure schedules, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Cyclo or any of Cyclo’s subsidiaries or any securities of Cyclo or any of Cyclo’s subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Cyclo or any of Cyclo’s subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than the withholding of Cyclo common stock to satisfy the exercise price and/or tax obligations with respect to awards granted pursuant to any of Cyclo’s stock plans;

●	take any action where such action would prevent, impair or materially delay the consummation of the transactions contemplated by the Merger Agreement;

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acquire another business or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, (i) require the financial statements of such acquired person or business to be incorporated within the registration statement on Form S-4 filed by Cyclo in connection with the Merger under Regulation S-X of the Securities Act, or (ii) otherwise prevent, materially delay or materially impair the consummation of the Merger; or

●	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Employee Matters

AMTI shall take (or cause to be taken) all actions necessary or appropriate to terminate the employment of each employee, consultant or independent contractor of AMTI, effective as of the Effective Time, and AMTI shall cause any and all amounts owed to each employee, consultant or independent contractor of AMTI to be settled in full prior to the Effective Time, including, but not limited to any and all accrued but unpaid wages, vacation, PTO, bonus or other compensation.

AMTI shall terminate or cause to be terminated, contingent on the closing of the Merger, any AMTI benefit plans providing for health and welfare benefits and/or deferred compensation, including any benefit plans that are indented to qualify under Section 401(a) of the Code.

AMTI shall provide to Cyclo, no later than five days prior to the closing, an analysis demonstrating reasonable estimates of any amounts that could be received by a “disqualified individual” and which could reasonably be expected to be characterized as an “excess parachute payment” under Section 280G of the Code.

Indemnification and Directors’ and Officers’ Insurance

Cyclo and Merger Sub have agreed that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring before the Effective Time in favor of the current or former directors or officers of AMTI (collectively “Indemnified Persons”) as provided in their respective organizational documents or agreements for indemnification, exculpation of liability or advancement of expenses in each case as in effect on the date of the Merger Agreement will survive the Merger and will continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons for a period of not less than six years after the Effective Time.

AMTI shall obtain, at its sole cost and expense and Cyclo and the Surviving Corporation shall cause to be maintained, for a period of not less than six years after the Effective Time, an irrevocable “tail” insurance policy of AMTI’s current directors’ and officers’ insurance for all persons who are directors and/or officers of AMTI on the date of the Merger Agreement and who are covered by AMTI’s directors’ and officers’ insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts not materially less favorable to such insured persons than those of AMTI’s directors’ and officers’ insurance in effect on the date of the Merger Agreement.

From and after the Effective Time, to the fullest extent permitted by law and AMTI’s organizational documents, Cyclo shall cause the Surviving Corporation to indemnify, defend and hold harmless the Indemnified Persons against all losses, claims, damages, liabilities and reasonable out of pocket expenses (including reasonable and documented attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval will not be unreasonably withheld, conditioned or delayed)) as incurred, to the extent arising from, relating to, or otherwise in respect of any actual or threatened action or investigation, in respect of actions or omissions occurring at or before the Effective Time in connection with such Indemnified Person’s duties as an officer or director of AMTI, including any matters arising in connection with the Merger Agreement, transaction documents, the Merger and other transactions.

In the event Cyclo or the Surviving Corporation (or any of their respective successors or assigns): (i) consolidates with or merges into any other person and Cyclo or the Surviving Corporation is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then Cyclo or the Surviving Corporation, as applicable, will ensure that such surviving corporation or entity or the transferees of such properties or assets will assume the indemnification obligations set forth in the Merger Agreement.

No Solicitation of Acquisition Proposals

The Merger Agreement prohibits AMTI from soliciting an alternative transaction to the Merger. Under these “non-solicitation” provisions, AMTI is required to cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any person (other than Cyclo or Merger Sub) regarding any proposal that constitutes, or would reasonably be expected to lead to, any AMTI Takeover Proposal (as defined below). AMTI must promptly request that each such person in possession of nonpublic information that was furnished by or on behalf of AMTI in connection with its consideration of any potential AMTI Takeover Proposal return or destroy all such nonpublic information furnished to such person or its representatives and immediately terminate all physical and electronic dataroom access previously granted to any such person or its representatives.

Additionally, except as permitted by the Merger Agreement or in connection with the platform divestiture, AMTI shall not, nor shall it authorize or permit any of its representatives to, directly or indirectly:

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solicit, initiate, or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any AMTI Takeover Proposal;

●	enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any AMTI Takeover Proposal; or

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engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such person to make an AMTI Takeover Proposal, furnish any nonpublic information or access to the business, properties, assets, books or records of AMTI, or otherwise cooperate in any way with, any person (or any representative of a person) that has made, is seeking to make, has informed AMTI of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any AMTI Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, an AMTI Takeover Proposal.

Before receipt of the AMTI stockholders’ approval of the Merger, AMTI and its representatives may, directly or indirectly through any representative, to the extent that the failure to do so would reasonably be expected to be a breach of the fiduciary duties of the AMTI Board under applicable law, as determined in good faith by the AMTI Board after consultation with AMTI’s financial advisor and outside legal counsel, in response to a bona fide written AMTI Takeover Proposal that the AMTI Board (or a duly formed committee thereof) determines, in good faith, after consultation with AMTI’s financial advisor and outside legal counsel, is reasonably likely to result in a Superior Proposal (as defined below) and that was not solicited by AMTI and that did not otherwise result from a material breach of the Merger Agreement, and subject to compliance in all material respects with the Merger Agreement:

●	participate in discussions and negotiations (including solicitation of a revised AMTI Takeover Proposal) with such person and its representatives regarding any AMTI Takeover Proposal; and

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furnish to such person and its representatives (including its potential financing sources) any information (including non-public information) related to AMTI, and provide access to AMTI’s assets, properties, and business facilities.

Prior to engaging in any such discussions or negotiations with such person, AMTI shall enter into an acceptable confidentiality agreement with such person in respect of such AMTI Takeover Proposal. AMTI shall provide to Cyclo copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or made available) that is made available to any such person before or substantially concurrently with the time it is provided or made available to such person. AMTI shall not furnish any nonpublic information or participate in any discussions or negotiations with any person unless AMTI notifies Cyclo in writing of its intention to take such action, promptly after the AMTI Board resolves to take such action, which notice shall include the identity of such person, a true and complete copy of the most current version of any applicable unsolicited request or AMTI Takeover Proposal (including any proposed agreement or other offer documents) and a true and complete copy of such acceptable confidentiality agreement; provided, however, the identity of such person need not be disclosed to Cyclo if providing such information would violate the terms of a confidentiality agreement in effect prior to the date of the Merger Agreement. The terms and existence of any such unsolicited request or AMTI Takeover Proposal shall be subject to the confidentiality obligations imposed on Cyclo pursuant to the Mutual Confidentiality Agreement, dated February 22, 2023, between AMTI and Cyclo.

An “AMTI Takeover Proposal” means, other than with respect to the transactions contemplated by the Merger Agreement, any offer or proposal by any person (other than a proposal or offer by Cyclo or any of its affiliates) concerning any (i) merger, consolidation, other business combination or similar transaction involving AMTI, pursuant to which such person (or the stockholders of such person) would own 15% or more of the assets, revenues or net income of AMTI, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of AMTI (including equity interests of AMTI) representing 15% or more of the assets, revenues or net income of AMTI, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 15% or more of the voting power of AMTI, (iv) transaction or series of transactions, including any tender offer or exchange offer, in which any person (or the stockholders of such person) would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 15% or more of the voting power of AMTI or (v) any combination of the foregoing.

A “Superior Proposal” means a bona fide written AMTI Takeover Proposal (except that references in the definition of “AMTI Takeover Proposal” to “15% or more” shall be replaced by “50% or more”), on its most recently amended or modified terms, if amended or modified, for which the AMTI Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be (i) more favorable to the holders of shares of AMTI common stock than the transactions contemplated by the Merger Agreement (taking into account all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Cyclo in response to such proposal to the extent in a form that could be accepted)) and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Change of Recommendation

AMTI agreed that the AMTI Board would recommend that the AMTI stockholders vote in favor of the Merger Agreement and the Merger. Except as described below, the AMTI Board shall not:

●

fail to make, withdraw, or modify in a manner adverse to Cyclo or Merger Sub, or propose publicly to fail to make, withdraw or modify in a manner adverse to Cyclo or Merger Sub, the approval or recommendation by the AMTI Board of the Merger Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any AMTI Takeover Proposal shall be considered an amendment or adverse modification);

●	approve, adopt, endorse, recommend, or otherwise declare advisable (or publicly propose to approve, adopt, endorse, recommend, or otherwise declare advisable) an AMTI Takeover Proposal;

●

(i) fail to publicly recommend against any AMTI Takeover Proposal within 10 business days after such AMTI Takeover Proposal is made public (or such fewer number of days as remains prior to the AMTI special meeting so long as such AMTI Takeover Proposal is made at least five business days prior to the AMTI special meeting), or (ii) fail to reaffirm the AMTI Board’s recommendation within 10 business days after any written request by Cyclo to do so after an AMTI Takeover Proposal shall have been publicly announced or shall have become publicly known (or such fewer number of days as remains prior to the AMTI special meeting so long as such request is made at least three business days prior to the AMTI special meeting), it being understood and agreed that, other than requests for reaffirmation made by Cyclo within two business days of the date that an AMTI Takeover Proposal first becomes public, Cyclo shall be entitled to request a reaffirmation of the AMTI Board’s recommendation on a maximum of two occasions; or

●	authorize any of, or resolve, commit, or agree to take any of, the foregoing actions (any of the foregoing a “AMTI Board Recommendation Change”).

At any time prior to receipt of the approval of the AMTI stockholders, if AMTI has complied with all of its obligations in all material respects under the Merger Agreement, and the AMTI Board receives a Superior Proposal, and as a result thereof the AMTI Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would be inconsistent with the AMTI Board’s fiduciary duties under applicable law, then the AMTI Board may make an AMTI Board Recommendation Change. Notwithstanding the foregoing, the AMTI Board shall not make an AMTI Board Recommendation Change or approve or recommend any Superior Proposal unless:

●

AMTI notifies Cyclo in writing of its intention to take such action, promptly after the AMTI Board resolves to take such action but in any event not less than three business days before taking such action, which notice shall include, in the case of a Superior Proposal, the identity of the offeror and a true and complete copy of the most current version of such Superior Proposal (including any proposed agreement or other offer documents);

●

for three business days following delivery of such notice, AMTI negotiates in good faith with Cyclo with respect to any revised proposal from Cyclo in respect of the terms of the transactions contemplated by the Merger Agreement (to the extent Cyclo desires to negotiate); and

●

if the proposed AMTI Board Recommendation Change is in response to a Superior Proposal, Cyclo does not make, within such three business day period, an offer (not subsequently withdrawn) that causes the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as determined by the AMTI Board in good faith after consulting with AMTI’s financial advisor and outside legal counsel, as such Superior Proposal (it being understood that any (i) amendment to the financial terms or (ii) material amendment to the other material terms of any such Superior Proposal shall require a new written notice from AMTI and an additional two business day period).

Special Meetings

The Merger Agreement requires each of Cyclo and AMTI, as promptly as practicable following effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, to cause the joint proxy statement/prospectus to be mailed to the respective stockholders. Each party will, as soon as practicable, duly call, give notice of, convene, and hold a meeting of its stockholders. Except as described under “The Merger Agreement—Change of Recommendation,” AMTI will recommend that its stockholders approve the Merger Agreement and will use reasonable best efforts to solicit proxies in favor of the adoption of the Merger Agreement and approval of the Merger. Cyclo will recommend that its stockholders approve the share issuance and will use reasonable best efforts to solicit proxies in favor of the share issuance.

Reasonable Best Efforts

Each of the parties agreed to use reasonable best efforts (subject to, and in accordance with, applicable law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement.

Access to Information

AMTI shall afford to Cyclo and its representatives, reasonable access during normal business hours prior to the Effective Time to all of its properties, books, contracts, commitments, personnel and records and, during such period, AMTI shall furnish promptly to Cyclo (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Cyclo may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of AMTI.

AMTI is not required to permit any access, or to disclose any information, that in its reasonable judgment would reasonably be expected to result in:

●

the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure;

●

the loss of attorney-client privilege with respect to such information (provided, that each party shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit such access or disclosure without the loss of such privilege); or

●

in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a governmental authority alleging that providing such information violates antitrust law.

Publicity

Cyclo and Merger Sub, on the one hand, and AMTI, on the other hand, have agreed that no public release, statement, announcement or other disclosure concerning the Merger and the transactions contemplated by the Merger Agreement will be made without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed) except (i) to the extent required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange, or (ii) in connection with any public statement, as determined by the AMTI Board in good faith after consultation with AMTI’s financial advisor and outside legal counsel discretion and made in compliance with the Merger Agreement regarding a Superior Proposal.

Certain Tax Matters

Each of AMTI, Merger Sub, and Cyclo has agreed to take and not take certain actions with respect to certain tax matters and to cooperate fully with one another, to the extent reasonably requested by another party, in connection with the filing of relevant tax returns and any proceedings related to taxes.

Certain Additional Covenants

The Merger Agreement contains certain other covenants, including covenants relating to cooperation in the preparation of this joint proxy statement/prospectus, other filings to be made with the SEC and other governmental filings, obtaining consents, and cooperation with respect to transaction related litigation. Cyclo and AMTI have further agreed to the following additional covenants and agreements in the Merger Agreement, among others:

●

prior to the Closing Date, Cyclo shall use its reasonable best efforts to cause the shares of Cyclo common stock issuable in the Merger and under any Cyclo benefit plans to be approved for listing on Nasdaq, subject to official notice of issuance;

●

to the extent requested by Cyclo, AMTI shall cooperate with Cyclo and use its reasonable best efforts to cause AMTI common stock to be delisted from Nasdaq and deregistered under the Exchange Act, as promptly as practicable after the Effective Time;

●	prior to the Effective Time, Cyclo shall take all such action as may be necessary to cause the number of directors comprising the Cyclo Board as of immediately following the Effective Time to consist of ten directors, including Shawn Cross;

●

Cyclo, AMTI and the AMTI Board (or duly formed committees thereof consisting or non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, each take all such actions as may be considered necessary or advisable to cause the transactions and any other dispositions of equity securities of AMTI (including AMTI common stock and any derivative securities) or acquisitions of equity securities of Cyclo (including any derivative securities) in connection with the transactions contemplated by the Merger Agreement by any individual who (i) is a director or officer of AMTI or (ii) at the Effective Time will become a director or officer of Cyclo, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act;

●

if any antitakeover or similar statute or regulation is or may become applicable to the transactions, AMTI, Cyclo and the AMTI Board and Cyclo Board, respectively, shall (i) grant such approvals and take all such actions as are legally permissible so that the transactions may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions;

●	AMTI shall cause each of its directors to resign in such capacity effective as-of the Effective Time;

●	shortly prior to the Effective Time, AMTI shall deliver to Cyclo its good faith calculation of the AMTI Net Cash Amount as-of the Closing Date;

●

AMTI may without the prior written consent of Cyclo, sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of its assets that relate to AMTI’s platform technology at any time prior to or concurrently with, the closing of the Merger. Prior to execution of a definitive agreement with respect to the monetization of AMTI’s platform technology, AMTI shall either:

●

provide advance written notice to Cyclo that reasonably evidences that such monetarization of AMTI’s platform technology (i) will close prior to or concurrent with, the closing of the Merger and (ii) will not impose indemnification or similar post-closing obligations or liabilities on AMTI or its affiliates; or

●	obtain the prior written consent of Cyclo (which consent shall not be unreasonably withheld, conditioned, or delayed);

●

prior to the Effective Time, AMTI shall either (i) transfer or sell IND 148165 for AMT-101 in the indication of Irritable Bowel Disease (“IND 148165”) in connection with the monetization of AMTI’s platform technology, or (ii) if IND 148165 is not transferred or sold in connection with the monetization of AMTI’s platform technology, then AMTI shall withdraw IND 148165; and

●	prior to the Effective Time, AMTI shall terminate any contracts reasonably requested by Cyclo and pay any outstanding amounts under such contracts, including any applicable termination fees.

Platform Divestiture

As contemplated in the Merger Agreement, AMTI is actively seeking to sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of the assets that relate to AMTI’s platform technology, with any such transactions to occur prior to, or concurrently with, the closing of the Merger. The proceeds from the sale of AMTI’s platform technology are not expected to materially impact the Exchange Ratio.  Any platform technology assets that are not sold by AMTI prior to, or concurrently with, the closing of the Merger, will remain in AMTI and transfer to Cyclo in the Merger.  AMTI will make a deduction from the Net Cash Amount of any liabilities associated with the transferred platform technology, which is expected to be minimal.

Conditions to the Completion of the Merger

The obligations of Cyclo and AMTI to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver on or before the Closing Date of the Merger of each of the following conditions:

●	the AMTI stockholder approval of the adoption of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger, shall have been obtained;

●

the required approval of Cyclo’s stockholders to approve the issuance of shares of Cyclo common stock in connection with the Merger and approve such other proposals as may be required to effect the transactions contemplated by the Merger Agreement shall have been obtained;

●	any waiting period (or extension thereof) applicable to the Merger under any applicable antitrust laws shall have been terminated or expired;

●	any consents and filings under any foreign antitrust law, the absence of which would prohibit the consummation of the Merger, shall have been obtained or made;

●

no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;

●

the shares of Cyclo common stock issuable to AMTI stockholders pursuant to the Merger Agreement and under AMTI’s equity plans shall have been approved for listing on Nasdaq, subject to official notice of issuance;

●

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shall have become effective under the Securities Act and shall not be the subject of any stop order or actions by a governmental authority seeking a stop order;

●

certain representations and warranties of AMTI regarding organization, qualification, subsidiaries, capitalization, authority relative to the Merger Agreement, execution, enforceability, absence of certain changes or events, absence of litigation and brokers shall be true and correct in all material respects (except, in the case of representations and warranties regarding capitalization, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date);

●

each other representation and warranty of AMTI shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or AMTI Material Adverse Effect contained therein) that would not, individually, or in the aggregate, reasonably be expected to have an AMTI Material Adverse Effect;

●

certain representations and warranties of Cyclo regarding organization, standing and power, capitalization, authority relative to the Merger Agreement, execution, enforceability, absence of certain changes or events, and brokers shall be true and correct in all material respects (except, in the case of representations and warranties regarding capitalization, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date);

●

each other representation and warranty of Cyclo shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date, except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Cyclo Material Adverse Effect contained therein) that would not have a Cyclo Material Adverse Effect;

●	the other party shall have performed, in all material respects, all obligations required to be performed by it under the Merger Agreement at or before the Closing Date of the Merger; and

●	since the date of the Merger Agreement, there shall not have been any material adverse effect that is continuing.

AMTI and Cyclo may waive conditions to completion of the Merger only to the extent legally permissible. In the event that either AMTI or Cyclo determines to waive any condition to the Merger and such waiver necessitates the recirculation of this joint proxy statement/prospectus and resolicitation of proxies under applicable law, AMTI and Cyclo will recirculate this joint proxy statement/prospectus and resolicit proxies from AMTI and Cyclo stockholders.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the required stockholder votes by mutual written consent of Cyclo, Merger Sub and AMTI. Alternatively, either Cyclo or AMTI may terminate the Merger Agreement under the following circumstances:

●

if the Merger is not consummated on or before December 31, 2023, provided, however, that no such termination may be made if the failure to close by December 31, 2023, shall be caused by the action or inaction of the party seeking to terminate the Merger Agreement and such action or inaction is a material breach by such party of its obligations under the Merger Agreement;

●

if any governmental authority issues a permanent injunction, order, decree, judgment or ruling, enacts any statute or regulation or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, except that such right to terminate the Merger Agreement shall not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, order, decree, judgment or ruling;

●

if, upon a vote at a duly held meeting to obtain the requisite approval of the AMTI stockholders, such approval is not obtained, except that such right to terminate the Merger Agreement will not be available to AMTI if AMTI’s action or failure to act (which action or failure to act constitutes a breach by AMTI) has been the cause of, or resulted in, the failure to obtain the requisite approval of the AMTI stockholders; or

●

if, upon a vote at a duly held meeting to obtain the requisite approval of the Cyclo stockholders, such approval is not obtained, except that such right to terminate the Merger Agreement shall not be available to Cyclo if Cyclo’s action or failure to act (which action or failure to act constitutes a breach by Cyclo) has been the cause of, or resulted in, the failure to obtain the requisite approval of the Cyclo stockholders.

The Merger Agreement may be terminated by Cyclo under the following circumstances:

●

if AMTI breaches or fails to perform in any material respect any of its representations, warranties or covenants, which breach or failure to perform would give rise to a failure of certain conditions of the Merger Agreement and cannot be or has not been cured within 30 days after giving written notice to AMTI of such breach, provided, that Cyclo shall not be permitted to so terminate at any time during which the conditions of AMTI regarding Cyclo’s representations, warranties and covenants would not be satisfied;

●	if AMTI makes an AMTI Board Recommendation Change, provided, that Cyclo shall no longer be entitled to so terminate if the requisite approval of the AMTI stockholders is obtained; or

●

if AMTI has committed a willful breach of certain obligations under the Merger Agreement, provided, that Cyclo shall no longer be entitled to so terminate if the requisite approval of the AMTI stockholders is obtained.

AMTI may terminate the Merger Agreement if Cyclo breaches or fails to perform in any material respect any of its representations, warranties or covenants, which breach or failure to perform would give rise to a failure of certain conditions of the Merger Agreement and cannot be or has not been cured within 30 days after giving written notice to Cyclo of such breach, provided, that AMTI shall not be permitted to so terminate at any time during which the conditions of Cyclo regarding AMTI’s representations, warranties and covenants would not be satisfied.

Termination Fees

AMTI will pay to Cyclo a nonrefundable termination fee of $600,000 (the “Termination Fee”) if:

●	Cyclo terminates the Merger Agreement pursuant to the AMTI Board Recommendation Change termination right;

●	Cyclo terminates the Merger Agreement as a result of AMTI’s willful breach of its no-shop obligations under the Merger Agreement; or

●

(i) AMTI terminates the Merger Agreement because the Merger is not consummated before December 31, 2023; (ii) after the date of the Merger Agreement and prior to such valid termination, an AMTI Takeover Proposal shall have been publicly announced or otherwise been communicated to the AMTI Board or the AMTI stockholders and not abandoned; and (iii) within twelve months following the date of such valid termination of the Merger Agreement, either the transaction proposed by an AMTI Takeover Proposal is consummated or AMTI has entered into a definitive agreement with respect to or recommended to AMTI Stockholders an AMTI Takeover Proposal.

In no event shall AMTI be required to pay the Termination Fee on more than one occasion.

AMTI shall reimburse Cyclo up to $400,000 for documented out-of-pocket expenses actually incurred in connection with the transaction if either Cyclo or AMTI terminates the Merger Agreement as a result of AMTI not obtaining its stockholder approval, provided, that AMTI is not obligated to make any such reimbursement payment if AMTI is obligated to or has previously paid the Termination Fee.

Cyclo shall reimburse AMTI up to $450,000 for documented out-of-pocket expenses actually incurred in connection with the transaction if either Cyclo or AMTI terminates the Merger Agreement as a result of Cyclo not obtaining its stockholder approval.

Amendment and Waiver

Subject to applicable law and subject to the other provisions of the Merger Agreement, the Merger Agreement may be amended by the parties thereto by execution of an instrument in writing signed on behalf of each of Cyclo, Merger Sub and AMTI; provided, however, that after receipt of the requisite stockholder votes, there shall be made no amendment that by law requires further approval by the stockholders of AMTI or Cyclo, as the case may be, without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

At any time and from time to time before the Effective Time, Cyclo and Merger Sub, on the one hand, and AMTI, on the other hand, may, to the extent legally allowed and except as otherwise set forth in the Merger Agreement, (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, as applicable, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Except as required by law, no extension or waiver by AMTI or Cyclo shall require the approval of the respective stockholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights. For any matter under the Merger Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party thereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

Assignment

Neither the Merger Agreement nor any of the rights, interests or obligations under the Merger Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under the Merger Agreement to Cyclo or to any direct or indirect wholly-owned subsidiary of Cyclo, but no such assignment shall relieve Merger Sub of any of its obligations under the Merger Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the Merger Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

No Third Party Beneficiaries

Except for Cyclo and Merger Sub’s indemnification of current or former directors or officers of AMTI and the right of AMTI on behalf of its stockholders and optionholders to pursue damages in the event of Cyclo’s or Merger Sub’s breach of the Merger Agreement, the Merger Agreement is not intended to confer upon you or any person other than the parties to the Merger Agreement any rights or remedies.

Governing Law; Jurisdiction; Specific Performance

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

Cyclo and AMTI agreed in the Merger Agreement that if, for any reason, any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage could occur. Accordingly, each of the parties to the Merger Agreement agreed that, in addition to any other remedies to which it may be entitled, each of the parties to the Merger Agreement is entitled, in any court having jurisdiction, to an injunction or injunctions to prevent breaches of the Merger Agreement by the other party and to enforce specifically the terms and conditions of the Merger Agreement. Each party (i) agrees to submit itself to the personal jurisdiction of any Delaware state court or any federal court located in the State of Delaware in the event any dispute arises out of the Merger Agreement or any related agreement or transaction, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to the Merger Agreement or other related agreements in any court other than any Delaware state court or any Federal court located in the State of Delaware and (iv) waives any right to trial by jury with respect to any action related to or arising out of the Merger Agreement or other related agreements.

THE VOTING AGREEMENTS

In connection with the Merger Agreement, AMTI Supporting Holders entered into the Voting Agreements.

As of November 17, 2023, the AMTI Supporting Holders together beneficially owned approximately 11.3% of the issued and outstanding shares of AMTI common stock. The AMTI Supporting Holders include all executive officers and directors of AMTI.

AMTI’s Supporting Holders have separately agreed, pursuant to their respective Voting Agreement, among other things, to vote all shares of AMTI common stock they beneficially own and are entitled to vote (i) in favor of (a) the adoption and approval of the Merger Agreement and (b) the approval of any proposal to adjourn or postpone any AMTI stockholder meeting to a later date if AMTI proposes or requests such postponement or adjournment in accordance with Section 6.01 of the Merger Agreement, and (ii) against any proposal would reasonably be expected to, materially interfere with, delay, impede, postpone, discourage or adversely affect the Merger.

Subject to certain exceptions, each AMTI Supporting Holder has also agreed not to transfer or enter into any contract, option or other arrangement or understanding with respect to any transfer of, any of their shares of AMTI common stock, prior to the termination date set forth in the Voting Agreement.

Each Voting Agreement will automatically terminate upon the earliest of (i) the date that the Merger Agreement is validly terminated, (ii) the date of any amendment of the Merger Agreement that reduces the Exchange Ratio or changes the form of considerations payable to AMTI stockholders in the Merger, (iii) the Outside Date (as defined in the Merger Agreement), without taking into account any extension thereof agreed by the parties following the date of the Voting Agreements, (iv) the Closing Date of the Merger, (v) the date that a written agreement of the parties to the Voting Agreement to terminate such Voting Agreement is effective, (vi) the date of the occurrence of an AMTI Board Recommendation Change pursuant to, and in compliance with, the Merger Agreement, and (vii) the date of the approval of the Merger by the AMTI stockholders.

The foregoing summary of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Voting Agreement attached to this proxy statement/prospectus as Annex B.

CYCLO EXECUTIVE COMPENSATION

The following table contains information concerning the compensation paid during Cyclo’s fiscal years ended December 31, 2022 and 2021 to (i) the person who served as Cyclo’s Chief Executive Officer (Cyclo’s “CEO”) during 2022, and (ii) Cyclo’s two most highly compensated executive officers as of December 31, 2022 other than Cyclo’s Chief Executive Officer (collectively, Cyclo’s “Named Executive Officers” or “NEOs”).

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compensation ($) (3)	Total ($)

N. Scott Fine	2022	537,946	-0-	184,716	339,935	1,062,597
CEO	2021	508,333	50,300	323,308	198,714	1,080,655

Michael Lisjak	2022	341,211	-0-	76,792	164,694	582,697
Chief Regulatory Officer	2021	316,333	50,300	134,288	130,103	631,024

Joshua M. Fine	2022	334,195	-0-	76,792	175,189	586,176
Chief Financial Officer	2021	275,000	50,300	134,288	54,157	589,078

(1)

Reflects award of 10,000 shares to each Cyclo Named Executive Officer in 2021.  All of the shares were fully vested upon issuance. The stock award figures represent the value of the stock award at grant date as calculated under FASB ASC Topic 718.

(2)

Reflects (i) award of options during 2022 to purchase 74,907 shares to Scott Fine, and 31,141 shares to each of Michael Lisjak and Joshua Fine, and at an exercise price of $3.26 and (ii) award of options during 2021 to purchase 57,400 shares to Scott Fine, and 23,800 shares to each of Michael Lisjak and Joshua Fine, and at an exercise price of $7.46.  The options vest over a four-year period in equal monthly installments. The option award figures represent the value of the option awards at grant date as calculated under FASB ASC Topic 718. The Named Executive Officers will not realize the estimated value of these awards in cash until these awards are vested, exercised, and sold, as applicable.

(3)	Reflects cash bonuses, matching contributions made under Cyclo’s 401(k) plan, and insurance premiums for health, dental, and vision.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2022, Cyclo’s Named Executive Officers had outstanding unexercised options as set forth below. Cyclo’s Named Executive Officers did not have any unvested stock awards outstanding at December 31, 2022.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option Exercise Price ($) (1)	Option Expiration Date ($) (2)

N. Scott Fine (1)	19,100	38,200	7.46	August 27, 2031
(2)	17,166	57,741	3.26	February 17, 2032

Michael Lisjak (1)	7,933	15,867	7.46	August 27, 2031
(2)	7,136	24,005	3.26	February 17, 2032

Joshua M. Fine (1)	7,933	15,867	7.46	August 27, 2031
(2)	7,136	24,005	3.26	February 17, 2032

(1)	These options vest over a four-year period in equal monthly installments commencing from the grant date of August 27, 2021.
(2)	These options vest over a four-year period in equal monthly installments commencing from the grant date of February 28, 2022.

Employment Agreements

On February 28, 2022, Cyclo entered into employment agreements with each of Scott Fine, Michael Lisjak and Joshua Fine. The employment agreements with Cyclo’s Named Executive Officers include the following material terms:

●	Scott Fine is paid a base salary of $540,750, Michael Lisjak is paid a base salary of $342,990 and Joshua Fine is paid a base salary of $335,780.
●	Each executive is eligible to receive an annual raise in his base salary targeted at 3%, in addition to any additional increase approved by Cyclo.
●	Each employment agreement is for a two-year term, subject to automatic renewal for successive one-year periods unless either party provides notice of non-renewal prior to the then end of the term.
●

Scott Fine is entitled to an annual cash bonus targeted 50% of his base salary, Michael Lisjak is entitled to an annual cash bonus targeted 35% of his base salary, and Joshua Fine is entitled to an annual cash bonus targeted 40% of his base salary.

●

In the event of the termination of the executive’s employment by Cyclo other than for Cause (as defined in the employment agreements), the executive will be entitled to continued payment of base salary for one year; and if such termination occurs within 12 months following a “Change of Control,” all unvested stock options of the terminated Executive shall immediately vest in full.

●

Upon the termination of Scott Fine’s employment by Cyclo other than for Cause absent a Change of Control, all unvested stock options that would have vested within 12 months following such termination will immediately vest.

●	Each executive is subject to confidentiality, non-compete, non-solicitation and work-for-hire provisions.

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of SEC Regulation S-K, Cyclo is providing the following information about the relationship between “compensation actually paid” to Cyclo’s NEOs, within the meaning of such rules, and certain financial performance measures of Cyclo. The table below provides information regarding compensation actually paid to Cyclo’s CEO, Cyclo’s principal executive officer (Cyclo’s “PEO”), and average compensation actually paid to Cyclo’s other non-PEO named executive officers during each of the past two fiscal years, as well as total stockholder return and net income for each of the past two fiscal years.

Year	Summary Compensation Table Total for PEO(1) ($)	Compensation Actually Paid to PEO(2)(3) ($)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers(4) ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers(5)(6) ($)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return(7) ($)	Net Loss(8) ($)
2022	1,062,597	877,881	584,436	507,645	86	(15,450,888)
2021	1,080,655	757,347	610,051	425.463	33	(6,370,073)

________________________

(1)

Amounts reported represent the Summary Compensation Table total for Scott Fine, Cyclo’s CEO, for each of the years presented. See the section entitled “Cyclo Executive Compensation—Summary Compensation Table.”

(2)

Amounts reported represent compensation actually paid to Cyclo’s CEO for each of the years presented. The dollar amounts in this column do not reflect the actual amount of compensation earned by or paid to Scott Fine during the applicable year.

(3)	Compensation actually paid to Cyclo’s CEO consists of the following amounts deducted from or added to the Summary Compensation Table total for Cyclo’s CEO for each of the years presented:

Scott Fine
Summary Compensation Table Total for FY 2022	$1,062,597
Deduct: Stock awards(a)	—
Deduct: Option awards(b)	184,716
Add: Year-end fair value of equity awards granted during the year that are outstanding and unvested(c)	0
Add: Change in fair value of equity awards granted in prior years that are outstanding and unvested(d)	0
Add: Change in fair value of equity awards granted in prior years that vested during the year(e)	0
Add: Value of dividend equivalents accrued on equity awards during the year	—
Compensation Actually Paid for FY 2022	$877,881

Summary Compensation Table Total for FY 2021	$1,080,655
Deduct: Stock awards(a)	50,300
Deduct: Option awards(b)	323,308
Add: Year-end fair value of equity awards granted during the year that are outstanding and unvested(c)	0
Add: Change in fair value of equity awards granted in prior years that are outstanding and unvested(d)	0
Add: Change in fair value of equity awards granted in prior years that vested during the year(e)	0
Add: Value of dividend equivalents accrued on equity awards during the year	—
Compensation Actually Paid for FY 2021	$757,347

(a)	Represents the total of the amounts reported in the “Stock Awards” column in the Summary Compensation Table for the applicable year.

(b)	Represents the total of the amounts reported in the “Option Awards” column in the Summary Compensation Table for the applicable year.

(c)	Represents the year-end fair value of equity awards granted during the applicable year that are outstanding and unvested as of the end of such applicable year.

(d)

Represents the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year.

(e)	Represents the amount of change as of the vesting date (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that vested during the applicable year.

Since Cyclo does not have a pension plan, all of the foregoing adjustments are equity award adjustments for each applicable year and include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of such applicable year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year; (iii) for equity awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for equity awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for equity awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on equity awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for such applicable year. Adjustments as provided in clauses (iii) and (vi) are inapplicable for all of the years presented in the table.

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The value of RSU awards is based on the fair value as of the end of the covered year or change in fair value during the covered year, in each case based on the closing sale price of Cyclo’s common stock, as reported by Nasdaq. The value of PSU awards is based on the fair value as of the end of the covered year or change in fair value during the covered year, in each case based on the same methodology as used in Cyclo’s consolidated financial statements included in Cyclo’s most recent annual report on Form 10-K for the year ended December 31, 2022. The value of option awards is based on the fair value as of the end of the covered year or change in fair value during the covered year, in each case based on Cyclo’s Black-Scholes option pricing model, the assumptions of which are described in Note 16 to Cyclo’s consolidated financial statements included in Cyclo’s annual report on Form 10-K for the year ended December 31, 2022.

(4)	The non-PEO NEO’s in 2022 were Michael Lisjak and Joshua Fine. The non-PEO NEO’s in 2021 were Michael Lisjak and Dr. Sharon Hrynkow.

(5)

The amounts in this column represent the average compensation actually paid to the non-PEOs for each of the years presented. The dollar amounts in this column do not reflect the actual average amount of compensation earned by or paid to the non-PEOs during the applicable year.

(6)

Average compensation actually paid to non-PEO named executive officers reflects the average compensation actually paid to Michael Lisjak and Joshua Fine in 2022 and Michael Lisjak and Dr. Sharon Hrynkow in 2021, and consists of the following average amounts deducted from and added to the average Summary Compensation Table total for the non-PEO named executive officers for each of the years presented:

Average Non-PEO Named Executive Officers
Average Summary Compensation Table Total for 2022	$584,437
Deduct: Average stock awards(a)	0
Deduct: Average option awards(b)	76,792
Add: Average year-end fair value of equity awards granted during the year that are outstanding and unvested(c)	0
Add: Average change in fair value of equity awards granted in prior years that are outstanding and unvested(d)	0
Add: Average change in fair value of equity awards granted in prior years that vested during the year(e)	0
Add: Average value of dividend equivalents accrued on equity awards during the year	—
Average Compensation Actually Paid for 2023	507,645

Average Summary Compensation Table Total for 2021	$610,051
Deduct: Average stock awards(a)	50,300
Deduct: Average option awards(b)	134,288
Add: Average year-end fair value of equity awards granted during the year that are outstanding and unvested(c)	0
Add: Average change in fair value of equity awards granted in prior years that are outstanding and unvested(d)	0
Add: Average change in fair value of equity awards granted in prior years that vested during the year(e)	0
Add: Average value of dividend equivalents accrued on equity awards during the year	—
Average Compensation Actually Paid for 2021	$425,463

(a)	Represents the average of the total of the amounts reported in the “Stock Awards” column in the Summary Compensation Table for the applicable year.

(b)	Represents the average of the total of the amounts reported in the “Option Awards” column in the Summary Compensation Table for the applicable year.

(c)	Represents the average of the year-end fair value of equity awards granted during the applicable year that are outstanding and unvested as of the end of such applicable year.

(d)

Represents the average of the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year.

(e)

Represents the average of the amount of change as of the vesting date (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that vested during the applicable year.

Since we do not have a pension plan, all of the foregoing adjustments are equity award adjustments for each applicable year and include the addition (or subtraction, as applicable) of the following: (i) the average year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of such applicable year; (ii) the average amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year; (iii) for equity awards that are granted and vest in the same applicable year, the average fair value as of the vesting date; (iv) for equity awards granted in prior years that vest in the applicable year, the average amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for equity awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the average fair value at the end of the prior fiscal year; and (vi) the average dollar value of any dividends or other earnings paid on equity awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for such applicable year. Adjustments as provided in clauses (iii) and (vi) are inapplicable for all of the years presented in the table.

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The value of RSU awards is based on the fair value as of the end of the covered year or change in fair value during the covered year, in each case based on the closing sale price of Cyclo’s common stock, as reported by Nasdaq. The value of option awards is based on the fair value as of the end of the covered year or change in fair value during the covered year, in each case based on Cyclo’s Black-Scholes option pricing model, the assumptions of which are described in Note 16 to Cyclo’s consolidated financial statements included in Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2022.

(7)

The total shareholder return is calculated by the difference between Cyclo’s common stock price at the end of the two-year measurement period by Cyclo’s stock price at the beginning of the measurement period. Because Cyclo does not pay any dividends, Cyclo’s total stockholder return does not assume the reinvestment of dividends.

(8)	Amounts reported represent the amount of net loss reflected in Cyclo’s audited consolidated financial statements for the applicable year and is presented in thousands.

Pay Versus Performance Relationship

In accordance with Item 402(v) of SEC Regulation S-K, Cyclo is providing the following descriptions of the relationships between information presented in the Pay versus Performance table above. The graphs below illustrate the high correlation between compensation actually paid to Cyclo’s NEOs and Cyclo’s cumulative total stockholder return and the high correlation between compensation actually paid to Cyclo’s NEOs during 2021 and 2022 and Cyclo’s net loss during those years.

Compensation of Directors

The following table shows certain information with respect to the compensation of all of Cyclo’s non-employee directors during the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Total ($)
C.E. Rick Strattan	44,000	-0-	44,000
Markus W. Sieger	44,250	44,250	88,500
F. Patrick Ostronic	-0-	55,000	55,000
William S. Shanahan	53,500	-0-	53,500
Dr. Randall M. Toig	23,750	23,750	47,500

(1)

The option award figures represent the value of the option award at grant date as calculated under FASB ASC Topic 718. The Named Executive Officers will not realize the estimated value of these awards in cash until these awards are vested, exercised, and sold, as applicable. See Note 13 to Cyclo’s audited financial statements for the year ended December 31, 2022, for the assumptions we made in the valuation of these stock options.

The Cyclo Board has approved a compensation program for non-employee directors under which each such director is entitled to receive (i) an initial option to purchase 6,700 shares of Cyclo common stock, (ii) an annual option to purchase 3,350 shares of Cyclo common stock, and (iii) and the following annual cash compensation for all directors, which, at the option of each director, may be paid with stock in lieu of cash:

	Member	Chair
Board of Directors	$40,000	$70,000
Audit Committee	$7,500	$15,000
Compensation Committee	$5,500	$11,000
Nominating and Governance Committee	$4,000	$8,000

Equity Compensation Plan of Information

The following table summarizes the number of outstanding options and rights granted to Cyclo’s employees, consultants, and directors, as well as the number of shares of Cyclo common stock remaining available for future issuance, under Cyclo’s equity compensation plans as of December 31, 2022:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted average exercise price of outstanding options, warrants and rights (b) ($)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans not approved by security holders (1)	17,682	$26.86	0

Equity compensation plans approved by security holders (2)	425,646	$5.17	2,479,322

Total:	443,328		2,479,322

(1)

Consists of (i) seven-year warrants to purchase 4,800 units at an exercise price of $25.00, each unit consisting of one share of Cyclo common stock and one warrant for one additional share of Cyclo common stock at an exercise price of $25.00 per share, issued to Scarsdale Equities, LLC, an investment banking firm (“Scarsdale Equities”), and its affiliates for services provided in connection with Cyclo’s June 2016 private placement, (ii) seven-year warrants to purchase 1,641 units at an exercise price of $35.00, each unit consisting of one share of Cyclo common stock and one warrant for one additional share of Cyclo common stock at an exercise price of $35.00 per share, issued to Scarsdale Equities and its affiliates for services provided in connection with Cyclo’s February 2017 private placement, and (iii) seven-year warrants to purchase 600 units at an exercise price of $100, each unit consisting 4 shares of Cyclo common stock and one warrant for one additional 4 shares of Cyclo common stock at an exercise price of $25.00 per share, issued to Scarsdale Equities and its affiliates for services provided in connection with Cyclo’s October 2017 private placement.

(2)

Cyclo’s 2021 Equity Incentive Plan (the “Incentive Plan”) provides for the issuance of up to 3,000,000 shares of Cyclo common stock pursuant to the grant of shares of Cyclo common stock, stock options or other awards, to employees, officers, or directors of, and consultants to, Cyclo and its subsidiaries. As of December 31, 2022, Cyclo had awarded 95,032 shares of Cyclo common stock, and granted options to purchase 425,646 shares of Cyclo common stock, as awards under the Incentive Plan, with 2,479,322 shares of Cyclo common stock remaining available for future awards under the Incentive Plan.

COMPARISON OF RIGHTS OF HOLDERS OF CYCLO COMMON STOCK
AND AMTI COMMON STOCK

The rights of AMTI stockholders are governed by the Amended and Restated Certificate of Incorporation of AMTI (the “AMTI charter”) and the AMTI bylaws, as well as the DGCL. The rights of Cyclo stockholders are governed by the Cyclo charter and Cyclo’s Bylaws (the “Cyclo bylaws”), as well as the Nevada Business Corporation Act (“NBCA”). Upon consummation of the Merger, the rights of the stockholders of Cyclo will be governed by the Cyclo charter and the bylaws of Cyclo, both of which are filed as exhibits to the registration statement to which this joint proxy statement/prospectus relates, as well as the NBCA.

The following is a summary discussion of the material differences, as of the date of this joint proxy statement/prospectus, between the current rights of AMTI stockholders and the current rights of Cyclo stockholders. The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following summary is qualified in its entirety by reference to the DGCL, NBCA, and Cyclo’s and AMTI’s governing documents (which we urge you to read carefully and in their entirety). AMTI and Cyclo have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies to you without charge, upon your request. See the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus for more information.

	Rights of Cyclo Stockholders	Rights of AMTI Stockholders
Authorized Capital

The authorized capital stock of Cyclo consists of 50,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. If the Cyclo charter amendment proposal is approved by Cyclo stockholders, the number of shares of Cyclo common stock authorized will be increased to 250,000,000 shares.

The authorized capital stock of AMTI consists of 450,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share.
Outstanding Capital Stock	As of the record date for the Cyclo special meeting, Cyclo had 22,768,341 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.	As of the record date for the AMTI special meeting, AMTI had 41,848,990 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.
Number of Directors

The Cyclo bylaws provide that the authorized number of directors shall be determined from time to time by resolution of the Cyclo Board, provided the Cyclo Board shall at all times consist of at least one member. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

The AMTI bylaws provide that the AMTI Board shall consist of one or more directors. Unless the AMTI charter fixes the number of directors, the number of directors shall be determined from time to time by resolution of the AMTI Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Election of Directors

The Cyclo bylaws provide that directors are elected by a plurality of the votes cast by shares of Cyclo common stock entitled to vote in the election at a meeting at which a quorum is present. Stockholders do not have the right to cumulate their votes for the election of directors of Cyclo.

The AMTI bylaws provide that directors are elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The directors of AMTI are divided into three classes.

Removal of Directors

The Cyclo bylaws provide that any or all of the directors may be removed from the Cyclo Board at any time, with or without cause, by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock of Cyclo entitled to vote.

Consistent with Section 141(k) of the DGCL, the AMTI bylaws provide that, so long as the AMTI Board remains classified as provided in Section 141(d) of the DGCL, any director may be removed from office by the AMTI stockholders only for cause.

	Rights of Cyclo Stockholders	Rights of AMTI Stockholders
Vacancies on the Board

The Cyclo bylaws provide that vacancies and newly created directorships, whether resulting from an increase in the authorized number of directors or due to the death, resignation, disqualification, or removal of a director or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

When one or more directors resign and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

A director elected to fill a vacancy shall hold office for the unexpired term of his or her predecessor in office and until his or her successor is duly elected and qualified.

The AMTI bylaws provide that when one or more directors resign from the AMTI Board effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

The AMTI bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

Limitation of Liability of Directors

Under the NBCA, a director or officer is not individually liable for damages as a result of an act or failure to act in his or her capacity as a director or officer except as otherwise provided under the NBCA.

The AMTI charter provides that to the fullest extent permitted by the DGCL, as it exists or as it may be amended from time to time, a director of AMTI shall not be personally liable to AMTI or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of AMTI shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors and Officers; Expenses

Pursuant the Cyclo bylaws, Cyclo shall, to the fullest extent permitted by the NBCA, indemnify any person who is or was a director of officer of Cyclo or any predecessor of Cyclo or is or was serving at Cyclo’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other entity (each such person, an “Indemnitee”) against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than a proceeding by or in the right of Cyclo, to which the Indemnitee is, was, or is threatened to be made a party by reason of being an Indemnitee, if the Indemnitee either did not breach the Indemnitee’s fiduciary duties or acted in good faith.

The AMTI charter provides that AMTI shall indemnify, to the fullest extent permitted by applicable law, any director or officer of AMTI who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that they are or were a director, officer, employee or agent of AMTI or are or were serving at the request of AMTI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. AMTI shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the AMTI Board.

	Rights of Cyclo Stockholders	Rights of AMTI Stockholders
Advance Notice Requirements for holder Nominations and Other Proposals

The Cyclo bylaws provide that for business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the stockholder or stockholders of record intending to propose the business must have given written notice of the proposing stockholder’s nomination or proposal, either by personal delivery or by United States mail to Cyclo’s secretary no earlier than the 120th calendar day, nor later than the 90th calendar day, prior to the anniversary date of the immediately preceding annual meeting. If the current year’s meeting is called for a date that is not within 30 days of the anniversary of the previous year’s annual meeting, notice must be received no later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of stockholders begin a new time period for giving a proposing stockholder’s notice as provided above.

For business to be properly brought before a special meeting of stockholders, the notice of the meeting sent by or at the direction of the person calling the meeting must set forth the nature of the business to be considered. A person or persons who have made a written request for a special meeting may provide the information required for notice of a stockholder proposal simultaneously with the written request for the meeting submitted to Cyclo’s secretary or within 10 calendar days after delivery of the written request for the meeting to Cyclo’s secretary.

A proposing stockholder’s notice shall include the information prescribed by Cyclo’s bylaws, including, among other matters, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and, if applicable, information about the candidate for election as a director.

Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by, and otherwise comply with the requirements of, the Exchange Act and the regulations promulgated thereunder.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with these procedures. The chairman of the meeting may refuse to acknowledge the proposal of any business not made in compliance with the foregoing.

The AMTI bylaws provide that at an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought (A) pursuant to AMTI’s proxy materials with respect to such meeting, (B) by or at the direction of the AMTI Board, or (C) by a stockholder of AMTI who (1) is a stockholder of record at the time of the giving of the notice required by the AMTI bylaws and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in the AMTI bylaws. In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to the AMTI bylaws and applicable law. Except for proposals properly made in accordance with Rule 14a-8 under the Exchange Act and included in the notice of meeting given by or at the direction of the AMTI Board, for the avoidance of doubt, clause (C) above shall be the exclusive means for a stockholder to bring business before an annual meeting of stockholders.

To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of AMTI not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which AMTI first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier).

The AMTI bylaws provide that only persons who are nominated in accordance with the procedures set forth in the AMTI bylaws shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election to the AMTI Board shall be made at an annual meeting of stockholders only (A) by or at the direction of the AMTI Board or (B) by an AMTI stockholder who (1) was a stockholder of record at the time of the giving of the notice required by the AMTI bylaws on the record date for the determination of stockholders entitled to notice of the annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in the AMTI bylaws. In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of AMTI.

	Rights of Cyclo Stockholders	Rights of AMTI Stockholders
Notice of Stockholders’ Meeting

The Cyclo bylaws provide that written notice stating the place, date, and time of the meeting, the means of any electronic communication by which stockholders may participate in the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than 10, and not more than 60, days before the date of the meeting.

Notice to each stockholder entitled to vote at the meeting shall be given personally, by mail, or by electronic transmission if consented to by a stockholder, by or at the direction of Cyclo’s secretary or the officer or person calling the meeting. If mailed, the notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on Cyclo’s share transfer records, with postage thereon prepaid.

Any stockholder entitled to notice of a meeting may sign a written waiver of notice delivered to Cyclo either before or after the meeting. A stockholder’s participation or attendance at a meeting shall constitute a waiver of notice, except where the stockholder attends for the specific purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

The AMTI bylaws provide that whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the AMTI charter or the AMTI bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Amendments to the Charter

Under the Nevada Corporations Act, an amendment to the charter requires (1) the approval of the board of directors and (2) the approval of a majority of voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the charter. Subsequently, the amendment must be signed by an officer of Cyclo, setting forth the amendment and the vote by which the amendment was adopted. The certificate so signed must be filed with the Nevada Secretary of State.

The AMTI charter provides that AMTI reserves the right to amend or repeal any provision contained in the AMTI charter in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of the AMTI charter or any provision of law that might otherwise permit a lesser vote or no vote, the AMTI Board acting pursuant to a resolution adopted by a majority of the AMTI Board and the affirmative vote of 66 2/3% of the then outstanding voting securities of AMTI, voting together as a single class, shall be required for the amendment, repeal or modification of certain provisions of the AMTI charter.

Amendments to Bylaws	The Cyclo bylaws provide that the Cyclo Board shall have the exclusive power to amend or repeal the bylaws or adopt new bylaws.

The AMTI bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of AMTI to alter, amend or repeal, or adopt any bylaw inconsistent with certain provisions of the AMTI bylaws. The AMTI Board shall also have the power to adopt, amend or repeal the AMTI bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the AMTI Board.

	Rights of Cyclo Stockholders	Rights of AMTI Stockholders
Special Meeting of Stockholders; Action by Written Consent

The Cyclo bylaws provide that special meetings of the stockholders may be called at any time, for any purpose or purposes, only by (i) the Cyclo Board or (ii) Cyclo’s Chief Executive Officer (or, in the absence of a Chief Executive Officer, the President).

The Cyclo bylaws provide that action required to be taken at a meeting may be taken by a consent in writing, setting forth the action so taken, and signed by Cyclo stockholders having no less than the minimum number of votes that would be necessary to authorize or take such action at meeting at which all shares entitled to vote thereon were present and voted.

The AMTI bylaws provide that a special meeting of the stockholders, other than those required by statute, may be called at any time by (A) the AMTI Board, (B) the chairperson of the AMTI Board, (C) the chief executive officer or (D) the president (in the absence of a chief executive officer), but a special meeting may not be called by any other person or persons.

The AMTI bylaws provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Certain Business Combinations

The NBCA “Combination with Interested Stockholders Statute” prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met.

The AMTI charter does not opt out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

Shareholder or Stockholder Rights Plan	Cyclo currently does not have a stockholder rights plan.	AMTI currently does not have a stockholder rights plan.

	Rights of Cyclo Stockholders	Rights of AMTI Stockholders
Forum Selection	None.

The AMTI bylaws provide that, unless AMTI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding under Delaware statutory or common law brought on behalf of AMTI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of AMTI to AMTI or AMTI’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or AMTI’s charter or the AMTI bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction. This provision shall not be construed to preclude stockholders that assert claims under the Exchange Act or any successor thereto, from bringing such claims in state or federal court, subject to applicable law.

Unless AMTI consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

PRINCIPAL STOCKHOLDERS OF CYCLO

The following table sets forth certain information with respect to the beneficial ownership of Cyclo’s common stock as of November 17, 2023, based on 22,768,341 shares of common stock outstanding as of such date, by:

●	each person, or group of affiliated persons, known to beneficially own more than 5% of Cyclo’s common stock;

●	each of Cyclo’s named executive officers;

●	each of Cyclo’s directors and director nominees; and

●	all of Cyclo’s executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of Cyclo’s common stock. Cyclo has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of Cyclo’s common stock issuable pursuant to the exercise of warrants. These shares are deemed to be outstanding and beneficially owned by the person holding those warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Name and Address of Individual or Identity of Group(1)	Amount and Nature of Beneficial Ownership		Percent of Class
Named Executive Officers and Directors
N. Scott Fine	1,183,844	(2)(3)	5.10%
C.E. Rick Strattan	466,011	(2)(3)	2.04%
Jeffrey L. Tate	164,620	(2)(3)	*
Markus Sieger	404,033	(2)(3)	1.76%
F. Patrick Ostronic	393,557	(2)(3)	1.72%
William S. Shannahan	151,516	(2)(3)	*
Dr. Randall M. Toig	110,228	(2)(3)	*
William Conkling	12,789,742	(2)(3)(4)	48.22%
Vivien Wong	6,700	(2)(3)	*
Joshua M. Fine	66,000	(2)(3)	*
Michael Lisjak	52,043	(2)(3)	*
All Directors and Executive Officers as a Group (11 Persons)	15,788,294	(2)(3)(4)	61.26%
5% Holders
Rafael Holdings, Inc. 520 Broad Street Newark N.J. 07102	12,780,543	(4)	48.19%
Armistice Capital Master Fund Ltd. c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor New York, NY 10022	2,144,805	(5)	8.61%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each officer and director of Cyclo is c/o Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, Florida 32653.

(2)	Includes for the persons listed below the following shares of Cyclo common stock subject to options held by such persons that are currently exercisable or become exercisable within 60 days of November 17, 2023:

Name	Shares of Common Stock Underlying Options
N. Scott Fine	95,390
C.E. Rick Strattan	8,637
Jeffrey L. Tate	39,643
Markus Sieger	8,637
F. Patrick Ostronic	8,637
William S. Shannahan	8,637
Dr. Randall M. Toig	8,637
William Conkling	6,700
Vivien Wong	6,700
Joshua M. Fine	39,643
Michael Lisjak	39,643
All Directors and Executive Officers as a Group (11 Persons)	270,904

(3)	Includes for the persons listed below the following shares of Cyclo common stock subject to warrants held by such persons that are currently exercisable:

Name	Shares of Common Stock Underlying Warrants
N. Scott Fine	344,650
C.E. Rick Strattan	59,881
Jeffrey L. Tate	32,935
Markus Sieger	115,233
F. Patrick Ostronic	75,968
William S. Shannahan	43,396
Dr. Randall M. Toig	13,078
William Conkling	0
Vivien Wong	0
Joshua M. Fine	9,457
Michael Lisjak	0
All Directors and Executive Officers as a Group (11 Persons)	694,598

(4)

These shares are held by Rafael. As the Chief Executive Officer of Rafael, Mr. Conkling may be deemed to have voting and dispositive power over the shares Cyclo common stock owned by Rafael and may be deemed to own such shares of Cyclo common stock. Mr. Conkling disclaims beneficial ownership of the securities held by Rafael. Includes currently exercisable warrants to purchase 3,750,603 shares of Cyclo common stock, subject to a 49% blocker provision.

(5)	These shares are held by Armistice Capital Master Fund Ltd. Includes currently exercisable warrants to purchase 2,144,805 shares of Cyclo common stock, subject to a 9.99% blocker provision.

PRINCIPAL STOCKHOLDERS OF AMTI

The following table sets forth beneficial ownership of AMTI’s common stock as of November 17, 2023, by:

●	each person, or group of affiliated persons, known by AMTI to beneficially own more than 5% of AMTI’s common stock;

●	each of AMTI’s named executive officers and directors; and

●	all of AMTI’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of November 17, 2023, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of November 17, 2023 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on 41,848,990 shares of AMTI common stock outstanding as of November 17, 2023.

To the knowledge of AMTI, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

	Beneficial Ownership
Name of Beneficial Owner	Shares	Percentage
5% or Greater Stockholders:
Entities affiliated with EPIQ Capital Group, LLC(1)	8,264,240	19.7%
Entities affiliated with Founders Fund(2)	4,438,222	10.6%
Randall Mrsny(3)	3,607,839	8.6%
Named Executive Officers and Directors:
Tahir Mahmood, Ph.D.(4)	4,211,877	10.0%
Shawn Cross(5)	1,305,961	3.1%
Charlene Banard(6)	55,000	*
Holly Schachner, M.D.(7)	50,314	*
John W. Smither(8)	58,333	*
Aaron VanDevender, Ph.D.(9)	248,054	*
Graham K. Cooper	0	*
All executive officers and directors as a group (eight persons)(10)	6,438,415	14.8%

*	Less than one percent (1%)

(1)

Based on information taken from the Schedule 13D filed on June 18, 2020, these shares consist of (i) 2,149,292 shares held by EPQ LLC, AMT PS, (ii) 3,394,948 shares held by EPQ LLC, AMTB PS, (iii) 2,500,000 shares held by EPQ LLC, AMTC PS and (iv) 220,000 shares held by Chad Boeding (collectively, the EPIQ funds). EPIQ Capital Group, LLC is the managing member of each of the EPIQ funds and exercises investment and voting control over the shares held by each of the EPIQ funds through an investment committee. The investment committee for each of the EPIQ funds is comprised of Chad Boeding, Chris Jackson, Jennifer Forster, Boris Albul and Rick Withers, each of whom is an officer or partner of EPIQ Capital Group, LLC. Each of the members of the investment committee disclaims beneficial ownership of the shares held by the EPIQ funds except to the extent of their pecuniary interests therein, if any. The address of each of the individuals and entities listed above is One Lombard Street, Suite 200, San Francisco, CA 94111.

(2)

Based on information taken from the Schedule 13G filed on February 16, 2021, these shares consist of (i) 2,814,640 shares held by The Founders Fund V, LP, 757,139 shares held by The Founders Fund V Principals Fund, LP, 39,836 shares held by The Founders Fund V Entrepreneurs Fund, LP (collectively, the Founders Fund V Management, LLC), and (ii) 656,194 shares held by The Founders Fund VI, LP, 162,255 shares held by The Founders Fund VI Principals Fund, LP and 8,158 shares held by The Founders Fund VI Entrepreneurs Fund, LP (collectively, the Founders Fund VI Management, LLC). FFV Management exercises investment and voting control over the shares held by the Founds Fund V Management, LLC through a management committee comprised of Peter Thiel and Brian Singerman. FFVI Management exercises investment and voting control over the shares held by the Founders Fund VI Management, LLC through a management committee comprised of Peter Thiel and Brian Singerman. Each of Mr. Thiel and Mr. Singerman disclaim beneficial ownership of the shares held by the Founders Fund V Management, LLC and the Founders Fund VI Management, LLC, except to the extent of their pecuniary interest therein, if any. The address of each of the individuals and entities listed above is One Letterman Drive, Building D, Suite 500, San Francisco, CA 94129.

(3)

Based on information taken from the Schedule 13G/A filed on February 3, 2023, these shares consist of (i) 3,600,000 shares held by the Mrsny-Daugherty Living Trust for which Dr. Mrsny serves as co-trustee and exercises voting and investment control and (ii) 7,839 shares held directly by Dr. Mrsny.

(4)	Consists of (i) 284,253 shares held by Dr. Mahmood, (ii) 391,693 shares held by the Mahmood 2017 Irrevocable Trust for which the father of Dr. Mahmood serves as trustee, (iii) 3,208,307 shares held by the Mahmood-Shamsi Living Trust for which Dr. Mahmood serves as co-trustee and exercises voting and investment control, (iv) 283,874 shares of common stock subject to options that are exercisable within 60 days of November 17, 2023 and (v) 43,750 shares to be issued pursuant to restricted stock units that vest within 60 days of November 17, 2023. Dr. Mahmood shares voting and investment control with his spouse over the shares held by the Mahmood-Shamsi Living Trust. The father of Dr. Mahmood exercises voting and investment control over the shares held by the Mahmood 2017 Irrevocable Trust. Excludes 443,055 AMTI PSUs that vest upon the effectiveness of this Form S-4.
(5)	Consists of (i) 402,660 shares of common stock held by Mr. Cross, (ii) 871,239 shares of common stock subject to options that are exercisable within 60 days of November 17, 2023 and (iii) 32,062 shares to be issued pursuant to restricted stock units that vest within 60 days of November 17, 2023. Excludes 221,529 shares to be issued pursuant to AMTI PSUs that vest upon the effectiveness of this Form S-4.
(6)	Consists of 55,000 shares of common stock subject to options that are exercisable within 60 days of November 17, 2023.
(7)	Consists of 50,314 shares of common stock subject to options that are exercisable within 60 days of November 17, 2023.
(8)	Consists of 58,333 shares of common stock subject to options that are exercisable within 60 days of November 17, 2023.
(9)	Consists of (i) 212,659 shares of common stock held by Dr. VanDevender and (ii) 35,395 shares of common stock subject to options that are exercisable within 60 days of November 17, 2023.
(10)	Consists of (i) 4,723,405 shares of common stock owned by AMTI’s named executive officers, current directors and other executive officers, (ii) 1,622,991 shares of common stock subject to options that are exercisable within 60 days of November 17, 2023 and (iii) 92,019 shares to be issued pursuant to restricted stock units that vest within 60 days of November 17, 2023. Excludes 787,363 shares to be issued pursuant to AMTI PSUs that vest upon the effectiveness of this Form S-4.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) who exchange their AMTI common stock for Cyclo common stock in the Merger. The discussion does not purport to be a complete analysis of all potential tax consequences to such a U.S. Holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not addressed in this discussion. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively impacting the U.S. federal income tax consequences of the Merger in a manner that could adversely affect a U.S. Holder. Neither Cyclo nor AMTI has sought or intends to seek any rulings from the IRS or an opinion from counsel regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the U.S. federal income tax consequences of the Merger contrary to that discussed below. This discussion assumes that the Merger will be consummated in accordance with the Merger Agreement and as described in this joint proxy statement/prospectus.

This discussion is limited to U.S. Holders that hold AMTI common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, this discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;
●	U.S. Holders whose functional currency is not the U.S. dollar;
●	persons holding AMTI common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies, and other financial institutions;
●	real estate investment trusts or regulated investment companies;
●	brokers, dealers or traders in securities;
●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors or partners therein);
●	persons for whom AMTI common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
●	persons who acquired their AMTI common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
●	tax-exempt organizations or governmental organizations;
●

persons subject to special tax accounting rules as a result of any item of gross income with respect to AMTI common stock being taken into account in an “applicable financial statement” (as defined in the Code);

●	persons deemed to sell AMTI common stock under the constructive sale provisions of the Code;
●	persons who hold or received AMTI common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
●	tax-qualified retirement plans;
●	a person that acquires or sells AMTI common stock as a part of a wash sale for U.S. federal income tax purposes; and
●	U.S. Holders of warrants, options, or other rights to acquire AMTI common stock or persons who acquired their AMTI common stock upon the exercise or conversion thereof.

If an entity treated as a partnership for U.S. federal income tax purposes holds AMTI common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding AMTI common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Merger to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of AMTI common stock that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●

a trust (i) over which a court within the United States is able to exercise primary supervision, and of which one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions, or (ii) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of AMTI common stock that is not a U.S. holder.

Intended Tax Treatment

Cyclo and AMTI intend to take the position that the Merger does not qualify as tax-free “reorganization” within the meaning of Section 368(a) of the Code because the “continuity of business enterprise” requirement of Treasury Regulations Section 1.368-1(d) is not expected to be satisfied. The discussion below assumes that the Merger will not qualify as a tax-free reorganization. If, contrary to the parties’ expectations, the IRS asserts that the Merger is treated as a tax-free reorganization, the tax consequences to U.S. Holders will differ from what is described below. U.S. Holders should consult their own tax advisor to determine the particular tax consequences to them of the receipt of Cyclo common stock in exchange for AMTI common stock pursuant to the Merger being treated as a taxable transaction.

Assuming the Merger does not qualify as a tax-free reorganization, U.S. Holders of AMTI common stock generally would recognize a gain or loss for U.S. federal income tax purposes with respect to the AMTI common stock surrendered in the Merger in an amount equal to the difference between the fair market value, at the time of the Merger, of the Cyclo common stock received in the Merger and such U.S. Holder’s aggregate adjusted tax basis in the AMTI common stock surrendered therefor in the Merger. Gain or loss must be calculated separately for each block of AMTI common stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of AMTI common stock exceeds one year at the effective time of the Merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of AMTI common stock surrendered for the shares of Cyclo common stock received. U.S. Holders of shares of AMTI capital stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Cyclo common stock received in the Merger would be equal to the fair market value thereof as of the Effective Time of the Merger, and such U.S. Holder’s holding period in such shares would begin on the day following the Merger.

THE FOREGOING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR AMTI STOCKHOLDER. THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO A U.S. HOLDER ARE COMPLEX AND WILL DEPEND ON SUCH U.S. HOLDER’S PERSONAL TAX SITUATION. ACCORDINGLY, EACH U.S. HOLDER IS STRONGLY URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, TAKING INTO ACCOUNT THE HOLDER’S PERSONAL CIRCUMSTANCES.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of Cyclo and AMTI have been adjusted to include transaction accounting adjustments to illustrate the estimated effect of the Merger and certain other adjustments, including subsequent capital raises by Cyclo, probable dispositions of AMTI’s platform technology prior to the Merger and other transaction accounting adjustments.  Such adjustments were made  to provide relevant information necessary for an understanding of the combined entity upon consummation of the transactions described herein. The pro forma adjustments reflecting the consummation of the Merger are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value and the accounting for the transactions.

The unaudited pro forma combined condensed balance sheet data as of September 30, 2023, combines the historical condensed consolidated balance sheet of Cyclo as of September 30, 2023 and the historical condensed balance sheet of AMTI as of September 30, 2023, on a pro forma basis as if the Merger or other events contemplated by the Merger Agreement had been consummated as of September 30, 2023. The unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 2023 combines the historical condensed consolidated statement of operations of Cyclo and the historical condensed statement of operations AMTI for the nine months ended September 30, 2023 and the unaudited pro forma combined condensed statement of operations for the twelve months ended December 31, 2022 combines the historical condensed consolidated statements of operations of Cyclo and the historical condensed statement of operations of AMTI for the twelve months ended December 31, 2022.

The adjustments presented on the unaudited pro forma combined condensed financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined organization upon consummation of the Merger. The unaudited pro forma combined condensed financial information is based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma combined condensed financial statements are for illustrative purposes only. The financial results may have been different had the companies always been combined.

The unaudited pro forma combined condensed financial statements should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined organization will experience. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma combined condensed financial statements as a result of the amount of cash used by AMTI between the signing of the Merger Agreement and the closing of the Merger, the timing of closing of the Merger, and other changes in the amounts or estimated fair value of AMTI’s assets and liabilities prior to the completion of the Merger.

The unaudited pro forma combined condensed financial statements, including the notes thereto, should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma combined condensed financial information;

•

The audited historical consolidated financial statements of Cyclo as of and for the year ended December 31, 2022, and 2021 and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on March 17, 2023;

•	The unaudited historical consolidated financial statements of Cyclo as of and for the nine months ended September 30, 2023 and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023;

•

The audited historical financial statements of AMTI as of and for the year ended December 31, 2022, and 2021 and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on March 9, 2023;

•	The unaudited historical financial statements of AMTI as of and for the nine months ended September 30, 2023 and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023; and

•

The disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” from Cyclo and AMTI’s respective Annual Reports on Form 10-K, which are incorporated by reference into this prospectus under the section entitled, “Incorporation of Certain Information by Reference.”

The unaudited pro forma combined condensed financial statements have been presented for illustrative purposes only and does not necessarily reflect what the combined entity’s financial condition or results of operations would have been had the Merger occurred on the dates indicated. Further, the unaudited pro forma combined condensed financial statements also may not be useful in predicting the future financial condition of the combined entity. The actual financial position may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma combined condensed financial statements and are subject to change as additional information becomes available and analyses are performed.

The combined entity believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the transactions based on information available to management at this time and that the unaudited pro forma transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined condensed financial statements.

The Merger

On September 21, 2023, Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo”), Cameo Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cyclo (“Merger Sub”), and Applied Molecular Transport, Inc., a Delaware corporation (“AMTI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into AMTI, with AMTI continuing as a wholly owned subsidiary of Cyclo and the surviving corporation of the merger (the “Merger”). The Merger is intended to be treated as a taxable transaction for U.S. federal income tax purposes to AMTI stockholders.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then outstanding share of AMTI common stock will be converted into the right to receive a number of shares of Cyclo common stock equal to the Exchange Ratio; and (b) each then outstanding AMTI stock option to purchase AMTI common stock with an exercise price equal to or less than $0.40 per share will be assumed by Cyclo, subject to adjustment as set forth in the Merger Agreement.

Upon the closing of the Merger, Cyclo expects to issue approximately 8 million shares of Cyclo common stock to AMTI stockholders, assuming that AMTI net cash as of the closing of the Merger is approximately $12.4 million and AMTI stockholders are expected to receive approximately 0.174 shares of Cyclo common stock for each share of AMTI common stock. The number of shares to be issued in the Merger and the Exchange Ratio will be subject to adjustment based on the amount of AMTI’s net cash at the closing of the Merger and the number of shares of AMTI common stock outstanding at the closing of the Merger.

Accounting for the Merger

The Merger is expected to be accounted for as a recapitalization under U.S. GAAP because the primary assets of AMTI at the effective date are expected to be primarily cash. Cyclo was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (1) Cyclo stockholders will own a substantial majority of the voting rights of the combined organization; (2) Cyclo will designate a majority of the initial members of the board of directors of the combined organization; and (3) Cyclo senior management will hold all key positions in senior management of the combined organization.  AMTI does not meet the definition of a business under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, referred to as ASC 805, and Rule 11—01(d) of Regulation S-X as, (a) AMTI does not have physical facilities, (b) the employee base shall not continue and will terminate pre-merger, (c) sales force does not exist prior to merger, (d) customer base does not exist prior to merger, (e) platform technology is expected to be sold to a third party, prior to the merger, and (f) trade names will not transfer to the Company post-merger.

Basis for Pro Forma Presentation

The unaudited pro forma combined condensed financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of Cyclo and AMTI have been adjusted for transaction accounting adjustments to illustrate the estimated effect of the Merger and certain other adjustments to provide relevant information necessary for an understanding of the combined entity upon consummation of the transactions described herein. The pro forma adjustments reflecting the consummation of the Merger are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value and the accounting for the transactions.

The unaudited pro forma combined condensed balance sheet data as of September 30, 2023, combines the historical condensed consolidated balance sheet of Cyclo as of September 30, 2023 and the historical condensed balance sheet of AMTI as of September 30, 2023, on a pro forma basis as if the Merger or other events contemplated by the Merger Agreement had been consummated as of September 30, 2023. The unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 2023 combines the historical condensed consolidated statement of operations of Cyclo and the historical condensed statement of operations AMTI for the nine months ended September 30, 2023 and the unaudited pro forma combined condensed statement of operations for the twelve months ended December 31, 2022 combines the historical condensed consolidated statements of operations of Cyclo and the historical condensed statement of operations of AMTI for the twelve months ended December 31, 2022.

The adjustments presented on the unaudited pro forma combined condensed financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined organization upon consummation of the Merger. There have been no adjustments made in the Pro Forma Combined Condensed Statement of Operations for the twelve months ended December 31, 2022 and the nine months ended September 30, 2023 for the historical operations of AMTI, as discussed under Risk Factors Related to AMTI, as the historical operations will not continue subsequent to the Merger. The unaudited pro forma combined condensed financial information is based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma combined condensed financial statements are for illustrative purposes only. The financial results may have been different had the companies always been combined.

The unaudited pro forma combined condensed financial statements should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined organization will experience. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma combined condensed financial statements as a result of the amount of cash used by AMTI between the signing of the Merger Agreement and the closing of the Merger, the timing of closing of the Merger, and other changes in the amounts or estimated fair value of AMTI’s assets and liabilities prior to the completion of the Merger.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2023

	Historical
	Cyclo	AMTI	Cyclo Financings		Merger Accounting		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1,801,809	$18,103,000	$2,385,548	(A)	$(9,354,943)	(B)	$12,935,414
Accounts receivable, net	303,760	-	-		-		303,760
Inventory, net	209,755	-	-		-		209,755
Prepaid expenses	-	457,000	-		(457,000)	(C)	-
Prepaid insurance and services	150,322	-	-		-		150,322
Prepaid clinical expenses	3,045,870	-	-		-		3,045,870
Other assets	-	259,000	-		(131,512)	(C)	127,488
Total current assets	5,511,516	18,819,000	2,385,548		(9,943,455)		16,772,609
Furniture and equipment, net	40,731	31,000	-		-		71,731
Operating right-of-use lease asset, net	44,819	1,165,000	-		-		1,209,819
Other assets	-		-		-
Total Assets	$5,597,066	$20,015,000	$2,385,548		$(9,943,455)		$18,054,159

Liabilities and stockholders' equity
Current liabilities
Current portion of operating lease liability	$17,973	$1,353,000	-		-		$1,370,973
Current portion of long-term debt	-	-	-		-		-
Accounts payable and accrued expenses	6,604,504	2,422,000	-		(2,178,276)	(B)	6,848,228
Total current liabilities	6,622,477	3,775,000	-		(2,178,276)		8,219,201
Operating lease liability, less current portion	27,259		-		-		27,259
Other liabilities	-		-		-
Total liabilities	6,649,736	3,775,000	-		(2,178,276)		8,246,460
Commitments and contingencies
Stockholders' equity (deficit)
Preferred stock	-	-	-		-		-
Accumulated other comprehensive income	-	-	-		-		-
Common stock, par value	1,937	4,000	336	(A)	(3,442)	(D,B)	2,831
Additional paid-in capital	77,159,665	434,393,000	2,385,212	(A)	(425,949,737)	(D,B,C)	87,988,140
Accumulated deficit	(78,214,272)	(418,157,000)	-		418,188,000	(E,C)	(78,183,272)
Total stockholders' equity (deficit)	(1,052,670)	16,240,000	2,385,548		(7,765,179)		9,807,699
Total Liabilities and Stockholders' Equity	$5,597,066	$20,015,000	$2,385,548		$(9,943,455)		$18,054,159

Unaudited Pro Forma Combined Condensed Statement of Operations

Year Ended December 31, 2022

	Historical
	Cyclo	AMTI	Reclassifications (A)	Merger Accounting		Pro Forma Combined
Revenue	$1,375,760	$-	$-	$-		$1,375,760
Operating expenses:	1,375,760	-	-	-		1,375,760
Personnel	3,968,681	-	20,907,000	-		24,875,681
Cost of products sold (exclusive of direct and indirect overhead and handling costs)	138,929	-	-	-		138,929
Research and development	8,999,543	89,826,000	(3,390,000)	-		95,435,543
Repairs and maintenance	11,019	-	683,000	-		694,019
General and administrative	-	37,393,000	(37,393,000)	-		-
Restructuring, impairment, and related charges	-	-	4,218,000	6,526,667	(B)	10,744,667
Professional fees	2,417,017	-	10,265,000	-		12,682,017
Office and other	1,025,635	-	2,402,000			3,427,635
Board of director fees and costs	394,009	-	1,975,000	-		2,369,009
Depreciation	19,481	-	329,000	-		348,481
Freight and shipping	13,060	-	4,000	-		17,060
Bad debt expense	10,272	-	-			10,272
Total operating expenses	16,997,646	127,219,000	-	6,526,667		150,743,313
Loss from operations	(15,621,886)	(127,219,000)	-	(6,526,667)		(149,367,553)
Other income (expense)
Investment and other income (expense)	12,474	894,000	-			906,474
Gain on forgiveness of PPP loan	158,524	-	-	-		158,524
Total other income (expense)	170,998	894,000	-			1,064,998

Income (loss) before income taxes	(15,450,888)	(126,325,000)	-	(6,526,667)		(148,302,555)
Provision for income taxes	-	-	-	-		-
Net income (loss)	$(15,450,888)	$(126,325,000)	$-	$-		$(148,302,555)
Basic and diluted net loss per common share	$(1.83)	$(3.25)				$(6.94)
Weighted average number of common shares outstanding	8,439,177	38,837,001				21,378,135

Unaudited Pro Forma Combined Condensed Statement of Operations

Nine Months Ended September 30, 2023

	Historical
	Cyclo	AMTI	Reclassifications (A)	Merger Accounting	Pro Forma Combined
Revenue	$765,006	$-	$-	$-	$765,006
	765,006	-	-	-	765,006
Operating expenses:
Personnel	2,526,700	-	11,206,000	-	13,732,700
Cost of products sold (exclusive of direct and indirect overhead and handling costs)	68,872	-	-	-	68,872
Research and development	10,037,433	15,796,000	-	-	25,833,433
Repairs and maintenance	9,162	-	77,000	-	86,162
General and administrative	-	20,804,000	(20,804,000)	-	-
Restructuring, impairment, and related charges	-	16,832,000	-		16,832,000
Professional fees	1,494,332	-	6,500,000	-	7,994,332
Office and other	775,922	-	2,042,000	-	2,817,922
Board of director fees and costs	243,143	-	716,000	-	959,143
Depreciation	14,457	-	261,000	-	275,457
Freight and shipping	2,519	-	2,000	-	4,519
Total operating expenses	15,172,540	53,432,000	-		68,604,540

Loss from operations	(14,407,534)	(53,432,000)	-	-	(67,839,534)

Other income (expense)
Investment and other income (expense), net	(7,359)	1,245,000	-	-	1,237,641
Total other income (expense)	(7,359)	1,245,000	-		1,237,641

Income (loss) before income taxes	(14,414,893)	(52,187,000)	-	-	(66,601,893)

Provision for income taxes	-	-	-	-	-
Net income (loss)	$(14,414,893)	$(52,187,000)	$-	$-	$(66,601,893)

Basic and diluted net loss per common share	$(1.00)	$(1.32)			$(2.85)
Weighted average number of common shares outstanding	14,394,920	39,426,218			23,333,878

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The Merger is expected to be accounted for as a recapitalization because Cyclo has been determined to be the legal and accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration:

•	The pre-combination equity holders of Cyclo will hold the relative majority of voting rights in the combined entity;

•	The pre-combination equity holders of Cyclo will have the right to appoint the majority of the directors on the combined entity board of directors;

•	Senior management of Cyclo will comprise the senior management of the combined entity;

•	Operations of Cyclo will comprise the ongoing operations of the combined entity; and

•	Upon effectiveness of the Merger, the primary assets of AMTI at the effective date are expected to be primarily cash, cash equivalents, and marketable securities.

AMTI does not meet the definition of a business under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, referred to as ASC 805, and Rule 11—01(d) of  Regulation S-X as, (a) AMTI does not have physical facilities, (b) the employee base shall not continue and will terminate pre-merger, (c) sales force does not exist prior to merger, (d) customer base does not exist prior to merger, (e) platform technology is expected to be sold to a third party, prior to the merger, and (f) trade names will not transfer to the Company post-merger.

Under the recapitalization accounting model, the Merger will be treated as Cyclo issuing stock for the net cash and nominal assets of AMTI.

One-time direct costs of the transaction incurred by Cyclo are reflected in the unaudited pro forma combined condensed balance sheet as a direct reduction of the combined entities additional paid in capital in conjunction with the recapitalization.

The unaudited pro forma combined condensed financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of Cyclo and AMTI include transaction accounting adjustments to illustrate the estimated effect of the Merger and certain other adjustments to provide relevant information necessary for an understanding of the combined entity upon consummation of the transactions described herein. The pro forma adjustments reflecting the consummation of the Merger are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value and the accounting for the transactions.

The unaudited pro forma combined condensed financial information does not reflect the income tax effects of the pro forma adjustments. Given the combined entity is expected to incur significant losses, a full valuation allowance is anticipated and therefore no income taxes are estimated for purposes of the unaudited pro forma combined condensed financial information.

Management will perform a comprehensive review of the two entities’ accounting policies and may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma combined condensed financial information. As a result, the unaudited pro forma combined condensed financial information does not assume any differences in accounting policies.

Note 2 - Adjustments to Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 2023.

The following pro forma adjustments included in the pro forma combined condensed balance sheet assume that the Merger was consummated on September 30, 2023, and are based on preliminary estimates that could change materially as additional information is obtained.

(A)	Reflects receipt of $2.4 million from Cyclo financings closed subsequent to September 30, 2023. Such amount is comprised of $2.4 million from a private offering, in which investors exercised vested warrants to purchase shares of Cyclo’s common stock, which closed in October 2023.

(B)	To reflect the payment of accounts payable and accrued expenses, and the reduction of AMTI’s cash for all costs that are deemed to be direct and incremental costs of the Merger, inclusive of severance of $3.0 million, a portion of which relates to the AMTI advisory compensation proposal as described herein, premiums for Directors & Officers tail insurance coverage of $1.5 million and additional fees. These amounts are reflected as a reduction to cash as the amounts are to be settled prior to the consummation of the Merger. Also reflects the reduction of Cyclo’s cash for costs associated with the Merger that are deemed to be a cost of capital.

(C)	To reflect the adjustment to prepaid expenses and other current assets that have been paid and fully amortized or expensed by the time of the Merger.

(D)	Represents the adjustments with an impact to APIC, as follows:

Amounts
Elimination of pre-combination AMTI's historical equity	(434,393,000)
Estimated fair value of share of Cyclo Therapeutics common stock issued for the Merger	9,093,263
Expected transaction cost of Cyclo Therapeutics	(650,000)
Total Adjustments to Additional paid in Capital	(425,949,737)

(E)	To reflect the elimination of AMTI’s historical accumulated deficit.

Note 3 - Adjustments to Unaudited Pro Forma Combined Condensed Statements of Operations for the Nine Months Ended September 30, 2023, and the Year Ended December 31, 2022.

The following pro forma adjustment included in the pro forma combined condensed statement of operations assumes that the Merger was consummated on September 30, 2023, and is based on preliminary estimates that could change materially as additional information is obtained.

(A)	To reclassify AMTI historical financial presentation to conform with Cyclo’s consolidated financial statement presentation.

(B)

To reflect the expensing of all costs that are deemed to be direct and incremental costs of the Merger, inclusive of severance of $3.0 million, premiums for D&O tail insurance coverage of $1.6 million and additional fees.

Note 4 – Loss per Share

Represents the net loss per share calculating using the historical weighted average shares of Cyclo outstanding, shares in conjunction with Cyclo financings and the issuance of additional shares issued in the Merger. Shares issued in conjunction with Cyclo financings as well as shares issued in the merger assume the shares were outstanding as of the earliest period presented. As the Merger and other related events are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Merger have been outstanding for the entire period presented. No unexercised stock options and warrants, including options assumed in the merger were included in the earnings per share calculation as they would be anti-dilutive.

The pro forma weighted average shares outstanding has been calculated as follows:

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Cyclo weighted-average shares outstanding	14,394,920	8,439,177
Estimated shares of common stock expected to be issued to AMTI shareholders upon consummation of the Merger	5,579,031	5,579,031
Shares of common Stock issued in Cyclo Financings	3,359,927	7,359,927
Pro Forma weighted-average shares outstanding	23,333,878	21,378,135

NO APPRAISAL RIGHTS

Under Delaware law, AMTI stockholders are not entitled to appraisal rights in connection with the Merger or any other transaction contemplated by the Merger Agreement. Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Section 262(b) of the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders are required by the terms of the merger agreement to receive in exchange for their shares in the merger anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because AMTI stockholders will receive only shares of Cyclo common stock, which will be listed on Nasdaq, and cash in lieu of any fractional shares, AMTI stockholders will not have any appraisal rights.

Under Nevada law, Cyclo stockholders are not entitled to appraisal rights in connection with the issuance of shares of Cyclo common stock in the Merger pursuant to the terms of the Merger Agreement.

LEGAL MATTERS

The validity of the shares of Cyclo common stock issuable pursuant to the Merger will be passed upon for Cyclo by Fox Rothschild LLP.

EXPERTS

The consolidated financial statements of Cyclo Therapeutics, Inc. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, incorporated by reference into this joint proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set in their report.  Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Applied Molecular Transport Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, incorporated by reference in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process is commonly referred to as “householding.”

A single set of proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you notify your broker or Cyclo or AMTI, as appropriate, that you no longer wish to participate in householding.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, (1) you may notify your broker, (2) Cyclo’s stockholders may direct their written request to: Corporate Secretary, Cyclo Therapeutics, Inc., 6714 NW 16th Street, Suite B, Gainesville, FL 32653, or (3) AMTI’s stockholders may direct their written request to: Applied Molecular Transport Inc., c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. Stockholders who receive multiple copies of the proxy statement or annual report at their address and would like to request householding of their communications should contact their broker. In addition, Cyclo or AMTI will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

FUTURE STOCKHOLDER PROPOSALS

Cyclo

Cyclo held its last regular annual meeting of stockholders on July 31, 2023, and plans to hold its next annual meeting regardless of whether the Merger has been completed. Cyclo’s 2024 annual meeting of stockholders is scheduled to be held in July 2024.

Stockholders may present proper proposals for inclusion in Cyclo’s proxy statement and for consideration at Cyclo’s next annual meeting of stockholders by submitting their proposals in writing to Cyclo’s Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in Cyclo’s proxy statement for its 2024 Annual Meeting of Stockholders, its Corporate Secretary must receive the written proposal at Cyclo’s principal executive offices no later than February 14, 2024. If Cyclo holds its 2024 Annual Meeting of Stockholders more than 30 days before or after July 31, 2024 (the one-year anniversary date of the 2023 Annual Meeting of Stockholders), Cyclo will disclose the new deadline by which stockholders proposals must be received in a press release or under Item 5 of Part II of Cyclo’s earliest possible Quarterly Report on Form 10-Q or a Current Report on Form 8-K. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and related SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Proposals should be addressed to Cyclo Therapeutics, Inc., Attn: Corporate Secretary, 6714 NW 16th Street, Suite B, Gainesville, FL 32653.

AMTI

AMTI held its last regular annual meeting of stockholders on June 14, 2023. If the Merger is completed, AMTI will not hold an annual meeting of stockholders in 2024. AMTI stockholders will be entitled to participate, as Cyclo stockholders, in Cyclo’s 2024 annual meeting of stockholders.

If the AMTI merger proposal is not adopted by the requisite vote of the AMTI stockholders or if the transactions contemplated under the Merger Agreement are not completed for any other reason, AMTI will hold an annual meeting of its stockholders in 2024. In such case, the submission deadline for stockholder proposals to be included in AMTI’s proxy materials for the 2024 annual meeting of stockholders pursuant to Rule 14a-8 of the Exchange Act is December 30, 2023, except as may otherwise be provided in Rule 14a-8. All such proposals must be in writing and received by AMTI’s Corporate Secretary at the AMTI email address designated by AMTI on the Investor Relations page of its website by close of business on the required deadline in order to be considered for inclusion in AMTI’s proxy materials for the 2024 annual meeting of stockholders. Submission of a proposal before the deadline does not guarantee its inclusion in AMTI’s proxy materials.

WHERE YOU CAN FIND MORE INFORMATION

Cyclo and AMTI each file annual, quarterly, and current reports, proxy and registration statements and other information with the SEC. In addition, Cyclo’s website is located at www.cyclotherapeutics.com and AMTI’s website is located at www.appliedmt.com. Through links on the “Investors” portions of Cyclo’s and AMTI’s respective websites, each makes available free of charge its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, any amendments to those reports and other information filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Such material is made available through Cyclo’s and AMTI’s respective websites as soon as reasonably practicable after Cyclo and AMTI, as applicable, electronically files the information with, or furnishes it to, the SEC. The information contained on, or that can be accessed through, Cyclo’s and AMTI’s respective websites does not constitute part of this joint proxy statement/prospectus, except for Cyclo’s and AMTI’s reports filed with the SEC that are specifically incorporated herein by reference. See the section entitled “Incorporation of Certain Information by Reference” for more information. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Cyclo and AMTI, that file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Cyclo has filed with the SEC a registration statement on Form S-4 under the Securities Act. The SEC allows Cyclo and AMTI to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Cyclo and AMTI can disclose important information about Cyclo and AMTI, respectively, and the Merger by referring you to another document filed separately by Cyclo or AMTI with the SEC. The information incorporated by reference herein is considered to be a part of this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents and reports listed below (other than, in each case, the portions that are deemed to have been furnished and not filed in accordance with SEC rules):

●	Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed with the SEC on March 17, 2023 and amended on May 1, 2023);

●	AMTI’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed with the SEC on March 9, 2023);

●

Cyclo’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2023 (filed with the SEC on May 12, 2023), June 30, 2023 (filed with the SEC on August 14, 2023) and September 30, 2023 (filed with the SEC on November 14, 2023);

●

AMTI’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2023 (filed with the SEC on May 11, 2023), June 30, 2023 (filed with the SEC on August 14, 2023) and September 30, 2023 (filed with the SEC on November 9, 2023);

●	Cyclo’s Definitive Proxy Statement for its 2023 Annual Meeting filed with the SEC on June 13, 2023;

●	AMTI’s Definitive Proxy Statement for its 2023 Annual Meeting filed with the SEC on April 28, 2023 and amended on June 8, 2023;

●

Cyclo’s Current Reports on Form 8-K filed with the SEC on January 3, 2023, March 8, 2023, March 20, 2023, March 21, 2023, April 24, 2023, May 4, 2023, May 18, 2023, June 5, 2023, July 31, 2023, August 3, 2023, August 21, 2023, September 21, 2023, and October 20, 2023;

●

AMTI’s Current Reports on Form 8-K filed with the SEC on January 4, 2023, February 9, 2023, March 9, 2023, March 27, 2023, May 4, 2023, June 8, 2023, June 15, 2023, July 24, 2023, August 14, 2023, September 21, 2023 and October 25, 2023;

●

The description of Cyclo’s common stock contained in its Registration Statement on Form 8-A, filed with the SEC on December 8, 2020, and any other amendment or report filed for the purpose of updating such description; and

●

The description of AMTI’s common stock contained in its Registration Statement on Form 8-A, filed with the SEC on June 2, 2020, and any other amendment or report filed for the purpose of updating such description.

Cyclo and AMTI also incorporate by reference the information contained in all other documents they file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions that are deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated therein) on or after the date of the registration statement, of which this joint proxy statement/prospectus forms a part, and prior to effectiveness of such registration statement, as well as subsequent to the effectiveness of such registration statement and prior to the termination of the issuance of shares of Cyclo common stock under this joint proxy statement/prospectus. The information contained in any such document will be considered part of this joint proxy statement/prospectus from the date the document is filed with the SEC. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document Cyclo or AMTI, as applicable, previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Cyclo and AMTI will each provide to each person, including any beneficial owner, to whom a joint proxy statement/prospectus (or a notice of registration in lieu thereof) is delivered a copy of any or all of the documents incorporated by reference into this joint proxy statement/prospectus (including any exhibits that are specifically incorporated by reference in those documents) at no cost. Any such request can be made by writing or telephoning Cyclo or AMTI, as applicable, at the following respective address and telephone number:

Cyclo Therapeutics, Inc.

c/o Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call:

(212) 297-0720

Shareholders and All Others Call Toll-Free:

(844) 202-8206

Email: info@okapipartners.com

Applied Molecular Transport Inc. Attn: Investor Relations c/o The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 (650) 392-0420

If you would like to request any documents, please do so by December 18, 2023 in order to receive them before the Cyclo special meeting or AMTI special meeting, as applicable. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Cyclo and AMTI, that file electronically with the SEC. The address of that site is www.sec.gov.

Annex A – Merger Agreement

AGREEMENT AND PLAN OF MERGER

Among

Cyclo Therapeutics, Inc.

Cameo Merger Sub, Inc.

And

Applied Molecular Transport Inc.

Dated as of September 21, 2023

Table of Contents

i

Exhibits

Exhibit A	Form of Company Voting Agreement
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	Knowledge Parties
Schedule I	Illustration of Exchange Ratio
Schedule II	Illustration of Company Net Cash Amount

 Privileged & Confidential

Index of Defined Terms

ACA	Section 3.11(h)
Advarra	Section 3.23(b)
Acceptable Confidentiality Agreement	Section 9.03
Action	Section 3.10
Affiliate	Section 9.03
Agreement	Preamble
Ancillary Agreements	Section 9.03
Book Entry Shares	Section 2.02(b)
Breach	Section 9.03
Business Data	Section 9.03
Business Day	Section 9.03
Business Systems	Section 9.03
Cash and Cash Equivalents	Section 9.03
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Company	Preamble
Company Board	Section 3.04
Company Business	Section 9.03
Company Bylaws	Section 9.03
Company Capital Stock	Section 9.03
Company Cash Report	Section 5.01(e)
Company Certificate of Incorporation	Section 9.03
Company Common Stock	Section 9.03
Company Contribution	Section 3.14(f)
Company DC Plans	Section 6.04(d)
Company Disclosure Schedules	Article III
Company ESPP	Section 9.03
Company Financial Statements	Section 3.07(b)
Company IP	Section 9.03
Company-Licensed IP	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Material Contracts	Section 3.17(a)
Company Net Cash Amount	Section 9.03
Company Net Cash Amount Closing Schedule	Section 6.17
Company Options	Section 9.03
Company Organizational Documents	Section 9.03
Company Outstanding Shares	Section 9.03
Company-Owned IP	Section 9.03
Company Permits	Section 3.06
Company Per Share Value	Section 9.03
Company Plans	Section 9.03
Company Preferred Stock	Section 9.03
Company Products	Section 9.03
Company PSUs	Section 9.03
Company Reimbursement Payment	Section 6.06(c)
Company RSUs	Section 9.03
Company SEC Documents	Section 3.07(a)
Company SEC Reports	Section 9.03
Company Software	Section 9.03
Company Stockholder Approval	Section 3.19
Company Stockholders Meeting	Section 6.01(d)

v

Company Transaction Litigation	Section 6.12
Company Voting Agreements	Preamble
Confidential Information	Section 9.03
Confidentiality Agreement	Section 9.03
Contract	Section 9.03
Control	Section 9.03
COVID-19	Section 9.03
COVID-19 Measures	Section 9.03
D&O Insurance	Section 6.05(a)
D&O Tail Insurance	Section 6.05(a)
Development Partner	Section 9.03
DGCL	Section 1.01
Disabling Devices	Section 9.03
DTC	Section 2.02(i)
Effect	Section 9.03
Effective Time	Section 1.03
Electronic Delivery	Section 9.06
Environmental Laws	Section 9.03
Environmental Permits	Section 3.16
Equity Interest	Section 9.03
ERISA	Section 3.11(a)
ERISA Affiliate	Section 3.11(a)
Event	Section 9.03
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 9.03
FDA	Section 9.03
Federal Health Care Program	Section 9.03
Form S-4	Section 3.08
GAAP	Section 9.03
Governmental Authority	Section 9.03
Hazardous Substance	Section 9.03
Health Care Laws	Section 9.03
HIPAA	Section 9.03
IIRIRA	Section 3.12(f)
IND 148165	Section 6.19
Indebtedness	Section 9.03
Indemnified Party	Section 6.05(a)
Insurance Policy	Section 3.18
Intellectual Property	Section 9.03
IRS	Section 3.11(a)
Joint Proxy Statement/Prospectus	Section 9.03
Knowledge	Section 9.03
Law	Section 9.03
Lease	Section 3.13(b)
Lease Documents	Section 3.13(b)
Leased Real Property	Section 9.03
Lien	Section 9.03
Losses	Section 6.05(b)
Made Available	Section 9.03
Merger	Preamble
Merger Consideration	Section 2.01(d)
Merger Sub	Preamble
Nasdaq	Section 9.03
OIG	Section 9.03
Order	Section 9.03

Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Owned Real Property	Section 9.03
Parent	Preamble
Parent Articles of Incorporation	Section 9.03
Parent Board	Section 4.05
Parent Business	Section 9.03
Parent Bylaws	Section 9.03
Parent Capital Stock	Section 4.04(a)
Parent Common Stock	Section 9.03
Parent Contribution	Section 4.12(e)
Parent Disclosure Schedules	Article IV
Parent Financial Statements	Section 4.08(b)
Parent IP	Section 9.03
Parent IT Systems	Section 4.13
Parent-Licensed IP	Section 9.03
Parent Material Adverse Effect	Section 9.03
Parent Options	Section 9.03
Parent Organizational Documents	Section 9.03
Parent-Owned IP	Section 9.03
Parent Per Share Price	Section 9.03
Parent Personal Data	Section 4.13
Parent Permits	Section 4.07
Parent Preferred Stock	Section 4.04(a)
Parent Products	Section 9.03
Parent Reimbursement Payment	Section 6.06(e)
Parent SEC Documents	Section 4.08(a)
Parent SEC Reports	Section 9.03
Parent Stock Plans	Section 9.03
Parent Stockholders Meeting	Section 6.01(e)
Parent Subsidiaries	Section 4.01(a)
Parent Warrant	Section 9.03
Paycheck Protection Program	Section 3.15(s)
Permitted Lien	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Pharmaceutical Regulatory Authorities	Section 3.25(a)
Pharmaceutical Regulatory Laws	Section 3.25(b)
Pharmaceutical Regulatory Permits	Section 3.25(a)
Plan	Section 3.11(a)
Privacy Requirements	Section 3.14(h)(i)
Privacy/Data Security Laws	Section 9.03
Protected Health Information	Section 9.03
Reference Date	Section 3.03(a)
Registered Company IP	Section 9.03
Registered Parent IP	Section 9.03
Related Party Agreement	Section 3.21
Related Person	Section 9.03
Release	Section 9.03
Remedies Exceptions	Section 3.04
Representative	Section 9.03
Requisite Parent Vote	Section 4.05
Rollover Option	Section 2.03(a)(i)
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03
Sanctions	Section 9.03
Sarbanes-Oxley Act	Section 3.07(d)
SEC	Section 9.03
Securities Act	Section 9.03
Security Incident	Section 9.03
Senior Executive Change in Control and Severance Policy	Section 9.03
Share Issuance	Section 1.01
Software	Section 9.03
Subsidiary	Section 9.03
Surviving Corporation	Section 1.01
Tax	Section 3.15(u)
Tax Return	Section 3.15(u)
Taxes	Section 3.15(u)
Trade Laws	Section 9.03
Transactions	Section 1.01
Transfer Taxes	Section 6.08
Treasury Regulations	Section 9.03
WARN Act	Section 3.12(c)
Willful Breach	Section 9.03

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated as of September 21, 2023 (this “Agreement”), is among Cyclo Therapeutics, Inc., a Nevada corporation (“Parent”), Cameo Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct, wholly-owned subsidiary of Parent, and Applied Molecular Transport Inc., a Delaware corporation (the “Company”).

The Board of Directors of each of Parent, Merger Sub and the Company have approved (i) the merger (the “Merger”) of Merger Sub into the Company on the terms and subject to the conditions set forth in this Agreement, (ii) the Transactions and (iii) the execution, delivery and performance of this Agreement and the consummation of the Merger and the Transactions.

Parent has received voting and support agreements substantially in the form attached as Exhibit A hereto (collectively, the “Company Voting Agreements”) signed by the Company and the Company’s officers and directors.

Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

Accordingly, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Merger

Section 1.01    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”) under the laws of the State of Delaware. The Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by this Agreement and the Ancillary Agreements are referred to herein as the “Transactions”.

Section 1.02    Closing. Unless this Agreement is earlier and validly terminated pursuant to Section 8.01 hereof, the closing of the Merger (the “Closing”) shall take place no later than the second Business Day following the date on which each of the conditions set forth in Article VII are satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), pursuant to an electronic exchange of documents and closing deliverables required by this Agreement, unless another time or place is mutually agreed upon in writing between Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.03    Effective Time. Before the Closing, the parties shall prepare, and on the Closing Date, the parties shall file a certificate of merger or other appropriate documents in a form reasonably agreed between the parties (in any such case, the “Certificate of Merger”) with the Delaware Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, and the parties shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date at the time specified in the Certificate of Merger (the “Effective Time”).

Section 1.04    Effects. At the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation in the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL and in this Agreement.

Section 1.05    Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended in accordance with the DGCL. In addition, at the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated in their entirety to conform to the bylaws of Merger Sub, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL.

Section 1.06    Directors. The directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07    Officers. The officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

    Effect on the Shares of the
Constituent Corporations; Exchange of Shares

Section 2.01    Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of Company Common Stock or any shares of capital stock of Merger Sub or any other Person:

(a)    Shares of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

2

(b)    Cancelation of Treasury Shares and Parent-Owned Shares. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub and reserved for issuance and allocation shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c)    Conversion of Company Common Stock. Subject to Sections 2.01(b) and 2.02(e), each issued and outstanding share of Company Common Stock held by shareholders of the Company immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.01(b) or Section 2.03) shall be cancelled and extinguished and will be automatically converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio.

(d)    The shares of Parent Common Stock to be issued upon the conversion of Company Common Stock pursuant to this Section 2.01(d) is referred to as the “Merger Consideration”. As of the Effective Time, all such Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Book Entry Share representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such Book Entry Share in accordance with Section 2.02 and any distributions or dividends payable pursuant to Section 2.02(c).

(e)    Stock Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, (x) the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a stock dividend thereon shall be declared with a record date within said period or (y) the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a share dividend thereon shall be declared with a record date within said period, then in each case, the Exchange Ratio shall be appropriately and equitably adjusted.

Section 2.02    Exchange of Shares.

(a)    Exchange Agent. At the Closing, Parent shall deposit with VStock Transfer, LLC or a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, non-certificated shares of Parent Common Stock represented by book entry issuable pursuant to Section 2.01 in exchange for outstanding Company Common Stock. Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide, or cause to be provided, to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.02(c) hereof (such shares of Parent Common Stock provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

3

(b)    Exchange Procedures. The Surviving Corporation shall instruct the Exchange Agent to provide, as soon as reasonably practicable after the Effective Time, to each holder of record of a non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) that immediately before the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.02(c), an “agent’s message” in customary form (it being understood that the holders of Book Entry Shares will be deemed to have surrendered such Book Entry Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request). Upon receipt of such “agent’s message”, the holder of such Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock, if any, which the aggregate number of Company Common Stock previously represented by such Book Entry Shares shall have been converted pursuant to Section 2.01(c) into the right to receive, and the Book Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Book Entry Shares so surrendered is registered if such Book Entry Shares shall be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Book Entry Shares or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to the last sentence of Section 2.02(c), until surrendered as contemplated by this Section 2.02(b), each Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Stock theretofore represented by such Book Entry Share have been converted pursuant to Section 2.01.

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Book Entry Share formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof until the surrender of such Book Entry Share in accordance with this Article II. Subject to applicable Law, following surrender of any such Book Entry Share, there shall be paid to the holder of the Book Entry Share representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but before such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d)    No Further Ownership Rights in Company Common Stock. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.02(c)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any Book Entry Shares formerly representing Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

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(e)    No Fractional Shares. No shareholder of Company Common Stock shall be entitled to fractional shares of Parent Common Stock in connection with the Merger Consideration received pursuant to Section 2.01. For purposes of this Section 2.02(e), the number of shares of Parent Common Stock to which a single record shareholder of Company Common Stock would be entitled pursuant to Section 2.01(c) shall be aggregated and rounded up to the nearest whole share.

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Stock for six (6) months from and after the Closing Date shall be delivered to Parent, upon written demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c).

(g)    No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Book Entry Share has not been surrendered before five years after the Effective Time (or immediately before such earlier date on which Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c) in respect of such Book Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such shares, dividends or distributions in respect of such Book Entry Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h)    Withholding Rights. Parent, the Company, Merger Sub and the Surviving Corporation (and their respective agents and Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, the applicable payor will be treated as though it (i) withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to such Person, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority and (ii) paid such amount of the type of consideration otherwise payable to such Person for all purposes of this Agreement.

(i)    DTC Cooperation. In the event cooperation with the Depository Trust Company (“DTC”) is required to implement the purpose and effect of Section 2.02, the parties shall cooperate in good faith with DTC, and Parent shall cause each of the Exchange Agent and the Surviving Corporation to cooperate in good faith with DTC.

5

Section 2.03    Company Equity Awards; ESPP.

(a)    As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering any Plans) shall adopt such resolutions and take all such other actions as may be required to effect the following:

(i)    At the Effective Time, by virtue of and conditioned on the Closing, each Company Option with an exercise price per share that is equal to or less than $0.40, to the extent then outstanding and unexercised, shall, automatically and without any action on the part of the holder thereof, be converted into an option to acquire a number of shares of Parent Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 2.03(a)(i) (each such converted option, a “Rollover Option”). Each Rollover Option shall be subject to the same terms and conditions as were applicable to such corresponding Company Option as of immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (A) each such Rollover Option shall be exercisable solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Rollover Option shall be determined by multiplying (1) the number of shares of Company Common Stock subject to the corresponding Company Option as of immediately prior to the Effective Time by (2) the Exchange Ratio, and then rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (C) the per share exercise price for the Parent Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing (1) the per share exercise price of the Company Option as in effect as of immediately prior to the Effective Time, by (2) the Exchange Ratio, and then rounding the resulting exercise price up to the nearest whole cent. Notwithstanding the foregoing, the conversions described in this Section 2.03(a)(i) will be subject to such modifications, if any, as are required to cause the conversions to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such Company Option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(ii)    At the Effective Time, by virtue of and conditioned on the Closing, each Company Option with an exercise price per share that is greater than $0.40, to the extent then outstanding and unexercised, shall, automatically and without any action on the part of the holder thereof, be cancelled and extinguished for no consideration and be of no further force or effect.

(b)    At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take all steps necessary to cause such Company Plan(s) to terminate at or prior to the Effective Time.

(c)    Prior to the Effective Time, all Company PSUs and Company RSUs shall be fully settled, including any payment or satisfaction of all tax liabilities associated with such settlement, by the Company and the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take all steps necessary to cause the settlement of the Company PSUs and Company RSUs prior to the Effective Time.

6

(d)    Parent shall take all corporation action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Options assumed in accordance with this Section 2.03. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Company Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Company Plans assumed pursuant to this Section 2.03 in a manner that complies with Rule 16b-3 of the SEC to the extent the applicable Company Plan complied with such rule before the Merger.

(e)    As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company ESPP) shall adopt such resolutions and take all such other actions as may be required to, in accordance with the terms of the Company ESPP, terminate the Company ESPP and distribute the Contribution (as defined in the Company ESPP) to all Participants (as defined in the Company ESPP). For the avoidance of doubt, the Company ESPP shall not be continued, assumed or substituted for by Parent or Merger Sub or any affiliates thereof as part of the transactions contemplated hereunder.

ARTICLE III

Representations and Warranties of the Company

Except (a) as set forth in the disclosure schedules delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedules”) or (b) as disclosed in the Company SEC Reports (excluding any forward-looking disclosures set forth in any risk factor section and any disclosure in any section relating to forward-looking statements and any other disclosures included in such Company SEC Reports to the extent they are predictive or forward-looking in nature, other than historical facts included therein) (it being acknowledged that nothing disclosed in a Company SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization), and Section 3.04 (Authority Relative to this Agreement; Execution; Enforceability)), the Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as set forth in the statements contained in this Article III. The Company Disclosure Schedules shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section of the Company Disclosure Schedules shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

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Section 3.01    Organization and Qualification.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted except where the failure to have such power and authority would not be material to the Company, taken as a whole. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Company Material Adverse Effect.

(b)    The Company does not (and has not since its inception), directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other entity.

Section 3.02    Certificate of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 3.03    Capitalization.

(a)    The authorized capital stock of the Company consists of 450,000,000 shares of Company Common Stock and 50,000,000 shares of Company Preferred Stock. At the close of business on September 15, 2023 (the “Reference Date”), (i) 39,918,647 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, (iii) 3,055,249 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Company Plans or otherwise, (iv) 149,471 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company RSUs granted pursuant to the Company Plans or otherwise and (v) 2,835,839 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company PSUs granted pursuant to the Company Plans or otherwise.

(b)    Other than the Company Options, Company RSUs, and Company PSUs, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. The Company is not party to, or otherwise bound by, and the Company has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Common Stock, Company Preferred Stock or any of the equity interests or other securities of the Company. The Company does not have any outstanding bonds, debentures, notes or other debt securities the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

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(c)    Section 3.03(c) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company Option outstanding: (i) the name of the holder of the Company Option; (ii) whether or not the Company Option was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company Option; (iv) the exercise or purchase price of such Company Option; (v) the date on which such Company Option was granted; (vi) the vesting schedule of each Company Option with an exercise price less than or equal to $0.40 and (vii) the date on which such Company Option expires. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock award agreements evidencing such Company Options. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company Options under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company Options.

(d)    Section 3.03(d) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company RSU outstanding: (i) the name of the Company RSU recipient; (ii) whether or not the Company RSU was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company RSU; (iv) the date on which such Company RSU was granted; and (v) the conditions under or the date on which such Company RSU vests, including acceleration of vesting provisions applicable thereto. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company RSUs that are currently outstanding and the form of all stock award agreements evidencing such Company RSUs. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company RSUs under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company RSUs.

(e)    Section 3.03(e) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company PSU outstanding: (i) the name of the Company PSU recipient; (ii) whether or not the Company PSU was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company PSU; (iv) the date on which such Company PSU was granted; and (v) the conditions under or the date on which such Company PSU vests, including acceleration of vesting provisions applicable thereto. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company PSUs that are currently outstanding and the form of all stock award agreements evidencing such Company PSUs. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company PSUs under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company PSUs.

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(f)    There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company (other than (i) the withholding of shares of Company Capital Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Plans and (ii) the acquisition by the Company of awards granted pursuant to the Company Plans in connection with the forfeiture of such awards) or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(g)    (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option, or Company RSU or Company PSU as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company, all outstanding Company Options, Company RSUs and Company PSUs have been issued and granted in compliance with (A) all applicable securities laws and other applicable laws and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(h)    All outstanding shares of Company Capital Stock have been issued and granted in (i) transactions exempt from registration under the Securities Act and the rules and regulations promulgated thereunder and all applicable state securities or “blue sky laws”, and (ii) compliance with (A) applicable securities Laws and other applicable Laws, in all material respects, and (B) any pre-emptive rights and other similar requirements set forth in applicable Contracts to which the Company is a party.

Section 3.04    Authority Relative to this Agreement; Execution; Enforceability. The Company has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than, with respect to the Merger, the Company Stockholder Approval, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of the Company, and (iii) recommending that the Company’s shareholders approve the Merger. To the Knowledge of the Company, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance, or any other Transaction.

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Section 3.05    No Conflicts; Consents.

(a)    The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 3.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the Company Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) to the Knowledge of the Company, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company pursuant to, any Company Material Contract or any Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not be material to the Company, taken as a whole.

(b)    The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 3.06    Permits; Compliance. To the Knowledge of the Company, the Company is, and has been at all times, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company. No suspension, revocation, or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened except, in each case, where such suspension, revocation, or cancellation would not have a Company Material Adverse Effect. To the Knowledge of the Company, the Company (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any such Company Permit, except where the default or violation of such Company Permit would not have a Company Material Adverse Effect, and (ii) has not received any written notice or other communication from a Governmental Authority regarding any violation of any such Company Permits, that it intends to cancel, suspend, revoke, or not renew any such Company Permit, except, in each case, where such default, violation or notice would not have a Company Material Adverse Effect. The Company is not in conflict with, or in default, breach or violation of, (a) to the Knowledge of the Company, any Laws applicable to the Company or by which any property or asset of the Company is bound or affected, except where the default, breach or violation would not be material to the Company, or (b) any Company Material Contracts or Company Permits, except where the default, breach or violation of the Company Material Contracts or Company Permits would not have a Company Material Adverse Effect.

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Section 3.07    SEC Documents; Undisclosed Liabilities.

(a)    The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC (the “Company SEC Documents”) since January 1, 2021 and prior to the date of this Agreement. As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    The financial statements of the Company filed with the Company SEC Documents (the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP. The Company Financial Statements: (i) have been prepared from the books and records of the Company in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company as of the respective dates of and for the periods referred to in the Company Financial Statements. The books and records of the Company are true and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c)    The Company has no liabilities or obligations of a nature required by GAAP to be reflected on a balance sheet of the Company or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto, (ii) arising pursuant to this Agreement or the Ancillary Agreements or incurred in connection with the Transactions, or (iii) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the Transactions. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

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(d)    The Company maintains, and at all times since June 5, 2020, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(e)    The Company maintains, and at all times since June 5, 2020, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed (both financial and non-financial) in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f)    The Company is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq.

(g)    Except for matters resolved prior to the date hereof, since June 5, 2020, (i) none of the Company or any of its directors or officers, nor, to the Knowledge of the Company, any of its employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements and (ii) the Company has not had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Company’s auditors.

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(h)    The Company is not a party to, and has no commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any such Contract or arrangement relating to any such transaction or relationship between or among the Company, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(i)    Since June 5, 2020: (i) neither the Company nor any director or officer of the Company has received any oral or written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of the Company or any oral or written complaint, allegation, assertion, or claim from employees of the Company regarding questionable financial accounting or auditing matters with respect to the Company; and (ii) no attorney representing the Company, whether or not employed by the Company, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by the Company or any of its officers, directors, employees, or agents to the Company Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of the Company.

Section 3.08    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders and Parent’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub or any of their officers, directors, representatives, agents or employees in writing for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

Section 3.09    Absence of Certain Changes or Events. Since June 30, 2023 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Company SEC Documents, (a) the Company has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) the Company has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Company Material Adverse Effect, and (d) the Company has not taken any action that, if taken after the date of this Agreement, would require the consent of Parent under Section 5.01(a) (excluding Section 5.01(a)(ii) and Section 5.01(a)(vii)).

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Section 3.10    Absence of Litigation. There is no litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company, or any directors, officers or employees thereof in their capacity as such, or any property or asset of the Company before any Governmental Authority. Section 3.10 of the Company Disclosure Schedules sets forth all Actions since June 5, 2020. None of the Company, any officer or director of the Company in their capacity as such, nor any material property or asset of the Company is subject to any continuing contractual obligations pursuant to any order, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any malfeasance by any officer or director of the Company in their capacity as such.

Section 3.11    Employee Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Schedules has a complete list of all material Plans. “Plan” or “Plans” means all written and unwritten employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, restricted stock units, performance awards, incentive, commission, deferred compensation, retiree medical or life insurance, health, dental, disability, accidental death or disability, supplemental retirement, severance, change in control, offer letter, employment, fringe benefit, sick pay and vacation or other paid time off plans or arrangements or other compensation and/or employee benefit plans, programs or arrangements, in each case which are maintained, contributed to or sponsored by the Company or any member of a group described in Section 414 (b), (c), (m) or (o) of the Code or Section 4001(b)(2) of ERISA that includes the Company (“ERISA Affiliate”) for the benefit of any current or former employee, officer, director and/or consultant of the Company, or any ERISA Affiliate under which the Company, any ERISA Affiliate has or could incur any liability (contingent or otherwise). With respect to each material Plan, the Company has Made Available, if applicable, true, complete and correct copies, as applicable, of: (i) all documents embodying or governing such Plans (or for unwritten Plans a written description of the materials terms of such Plans) and any funding medium for the Plans; (ii) the most recent Internal Revenue Service (the “IRS”) determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent summary plan description (or other descriptions of the material terms of such Plans) and all modification; and (v) all non-routine correspondences to and from any Governmental Authority. There is no pending or, to the Knowledge of the Company, threatened action against or involving any Plan and, to the Knowledge of the Company, no facts exist that would give rise to any action, other than routine claims for benefits and domestic relations order proceedings. No Plan is, or was during the last six (6) years, the subject of an audit or other inquiry with the IRS, U.S. Department of Labor, PBGC or other Governmental Authority, nor is any Plan the subject of an active filing under any voluntary compliance, amnesty, closing agreement or other similar program sponsored by any Governmental Authority, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any material tax, interest or penalty that has not been satisfied. Neither the Company nor any of its directors, officers, employees or, to the Knowledge of the Company, any plan fiduciary has any liability for failure to comply with ERISA, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act or the Code for any action or failure to act in connection with the administration or investment of any Plan.

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(b)    Each Plan that is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Plan for any period for such Plan would not otherwise be covered by an IRS determination and, to the Company’s Knowledge, no event or omission has occurred that would cause any Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(c)    None of the Plans is or was within the past six (6) years, nor does the Company or any ERISA Affiliate have nor may they have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under ERISA. No Plan that is intended to be qualified under Section 401(a) of the Code has ever held employer securities or employer real property as a plan asset, (v) a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code, or (vi) the Company has never maintained, established, sponsored, participated in or contributed to any self-insured or self-funded arrangement that provides group health benefits to retirees, employees or their dependents (including any such Plan pursuant to which a stop loss policy or contract applies). The Company is not, nor will it be obligated, whether under any Plan or otherwise, to pay separation, health care (other than as required by COBRA or similar state law), severance, termination or similar benefits to any person directly as a result of any Transaction contemplated by this Agreement, nor will any such transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual.

(d)    To the Knowledge of the Company and except as would not be material to the Company, taken as a whole, each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and is entitled to rely on a favorable opinion letter from the IRS, and, to the knowledge of the Company, no fact or event has occurred since the date of such opinion letter from the IRS that would reasonably expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(e)    No Plans provide for any tax “gross-up” or similar “make-whole” payments.

(f)    Any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.

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(g)    All Plans which are “nonqualified deferred compensation” plans within the meaning of Section 409A of the Code have been operated and administered in compliance with Section 409A of the Code, and has been in material documentary compliance with Section 409A of the Code. No award (and no agreement or promise by the Company to make an award) under any Plans that provide for the granting of equity, equity-based rights, equity derivates or options to purchase equity has been backdated or has been granted with a purchase price that is less than fair market value of such equity as of the applicable grant date. The Company has no (i) liability for withholding taxes or penalties or penalties due under Code Section 409A or (ii) obligation to indemnify or gross-up for any taxes under Code Sections 409A or 4999.

(h)    To the extent applicable, the Company and each Plan are in compliance within all material respects the Patient Protection and Affordable Care Act (the “ACA”), including compliance with all filing and reporting requirements, all waiting periods and the offering of affordable health insurance coverage compliant with the ACA to all employees and contractors who meet the definition of a full time employee under the ACA. The Company is not otherwise liable or responsible for any assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the ACA or in connection with requirements relating thereto.

(i)    Except as set forth in Section 3.11(i) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (whether alone or in connection with any event or events, including termination of service): (i) entitle any current or former service provider of the Company to any compensation or benefits due under any plan, program, agreement or arrangement, (ii) accelerate the time at which any compensation, benefits or award may become payable, vested or required to be funded in respect of any current or former service provider of the Company, (iii) require any contributions or payments to fund any obligations under any Plan or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(j)    The Company nor any ERISA Affiliate, nor to the Company’s Knowledge, any fiduciary, trustee or administrator of any Plan, has engaged in or, in connection with the transactions contemplated by this Agreement, will engage in any transaction with respect to any Plan which would subject any such Plan, the Company, ERISA Affiliate or Parent to a tax, penalty, or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(k)    Except as set forth in Section 3.11(k) of the Company Disclosure Schedules, no Plan or other benefit arrangement covers any employee or former employee outside of the United States, and the Company has never been obligated to contribute to any such plan.

(l)    To the Knowledge of the Company and except as would not be material to the Company, taken as a whole, all contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the financial statements of the Company.

Section 3.12    Labor and Employment Matters.

(a)    The Company has Made Available to Parent a true, correct and complete list of all employees of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, that sets forth for each such individual the following, in each case, as of the date hereof (except as specified in clause (viii) or (viii), which shall be as of the dates specified therein): (i) title or position (including whether full or part time); (ii) work location; (iii) employing entity; (iv) hire date; (v) status as exempt or non-exempt from wage and hour requirements; (vi) current annual base compensation rate (or, for hourly employees, the applicable hourly compensation rate); (vii) target cash commission, bonus or other cash-based incentive based compensation target for 2023; (viii) accrued paid time off as of December 31, 2022; and (ix) anticipated return to work date if employee is on a leave of absence. As of the date hereof, all compensation, including wages, commissions and bonuses and any severance, earned, due, and payable to all current and former employees of the Company for services performed on or prior to the date hereof have been paid in full (or are accrued in full in the Company’s financial statements). All employees of the Company are employed at-will (other than any jurisdiction where at-will employment is not permitted by Law).

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(b)    The Company is not, and has not been for the past five years, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the Knowledge of the Company, (i) are there any activities or proceedings of any labor union to organize any such employees, (ii) the Company does not have a duty to bargain with any such union or organization with respect to wages, hours or other terms and conditions of employment of any of their employees; (iii) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board or similar state or foreign agency; and (iv) there has never been, nor, to the Knowledge of the Company, has there ever been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute with respect to the Company.

(c)    The Company is and has been in compliance, since June 5, 2020, in all material respects with all applicable Laws and contracts relating to labor and employment, including Laws relating to employment practices, employment discrimination, harassment and retaliation, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local Laws), immigration, meal and rest breaks, payroll documents and wage statements, pay equity, affirmative action obligations, workers’ compensation, the classification of employees and independent contractors and other individual service providers, whistleblower protection, family and medical leave, sick leave, occupational safety and health requirements (including any federal, state or local Laws and orders by Governmental Authorities related to COVID-19), and all Laws related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums and social contributions as required by the appropriate Governmental Authority and does not have any liability for any arrears of wages, taxes, social contributions, penalties or other sums for failure to comply with any of the foregoing. Since June 5, 2020, the Company has not had any material liability for the misclassification of any current or former employee as exempt under the Fair Labor Standards Act and applicable state wage and hour Laws. The Company has no material liability since June 5, 2020 relating to the misclassification of any Person as an independent contractor rather than an employee. Since June 5, 2020, there have been no misclassification claims filed or threatened in writing against the Company by any current or former employees, independent contractors or temporary workers or by any Governmental Authority. Currently and during the past three (3) years, there is no and there have not been any pending Actions, or, to the Knowledge of the Company, any Actions threatened in writing, involving the Company with respect to labor or employment matters, including any claims relating to unfair labor practices, discrimination, harassment, retaliation, or equal pay. The Company has not, and within the last three (3) years has not been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters.

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(d)    There has been, and as currently contemplated as of the date of this Agreement, will be, no layoff, plant closing, termination, redundancy or any other forms of employment losses in the six (6)-month period prior to Closing that would reasonably trigger the obligations of the Company under the WARN Act or similar state, local or foreign Laws.

(e)    With respect to each current independent contractor of the Company, the Company has Made Available to Parent for each such person (i) a brief description of the services they perform, if not otherwise set forth in their underlying agreements with the Company; (ii) the initial date they were retained to perform services; (iii) the primary location from which services are performed; (iv) their fee or compensation arrangements; (v) whether engaged directly or through a staffing agency; and (vi) any notice required for termination of their engagement.

(f)    Except as would not result in material liability, the Company has properly completed all reporting and verification requirements pursuant to Law regarding work authorization and immigration for all of its employees, including the Form I-9 and has retained for each former and current employee the Form I-9 for the periods required to comply with the Immigration Reform and Control Act of 1986, and has otherwise complied with such Laws, including (without limitation) the Immigration Act of 1990 and the Illegal Immigration Reform and Immigrant Responsibility Act of 1996 (the “IIRIRA”).

(g)    Since June 5, 2020, the Company has not entered into a Contract to settle any claims of sexual harassment or sexual misconduct by any officer, director or managerial level employee of the Company.

Section 3.13    Real Property; Title to Assets.

(a)    The Company has no Owned Real Property.

(b)    The Company has Made Available true, correct and complete copies of each lease, sublease and license pursuant to which the Company leases, subleases or licenses any real property (each, a “Lease”), and each amendment related thereto (collectively, the “Lease Documents”). Except for the Lease Documents specified in Section 3.13(b) of the Company Disclosure Schedules, are no leases, subleases, concessions or other contracts by the Company granting to any person other than the Company the right to use or occupy any real property, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Knowledge of the Company, by the other party(ies) to such Leases, except as would not be material to the Company, taken as a whole.

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(c)    Except for the Lease Documents specified in Section 3.13(c) of the Company Disclosure Schedules, (i) the Company has not leased, subleased, sublicensed or otherwise granted to any person any current or future right to use, occupy or possess any portion of the Leased Real Property that remains in effect, (ii) the Company has no ongoing liability under any prior leases or subleases except customary liability that survives the termination of leases and subleases relating to the period of the Company’s lease of the applicable premises, (iii) all conditions to the termination of all prior leases or subleases have been satisfied and the Company has no further obligations under such prior leases or subleases except those that expressly survive termination of such prior leases or subleases, and (iv) there are no claims pending or, to the Knowledge of the Company, threatened against the Company which survive the termination of such prior leases and subleases.

(d)    To the Knowledge of the Company, there are no contractual or legal restrictions (other than any COVID-19 Measures) that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, be material.

(e)    The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not be material to the Company, taken as a whole.

Section 3.14    Intellectual Property; Data Privacy & Security.

(a)    Agreements Related to Company IP.

(i)    Disclosure of Outbound Licenses. Except for confidentiality agreements, material transfer agreements, and agreements with service providers and manufacturers, Section 3.14(a) of the Company Disclosure Schedules identifies a complete and accurate list of all Contracts pursuant to which the Company or any existing or future affiliate thereof granted or is required to grant to any Person (i) any right under or license (expressly, by implication, by estoppel or otherwise) to any current or future Company IP, or (ii) any covenant not to assert or sue or other immunity from suit under or any other rights to any current or future Company IP, including where the Company or any existing or future affiliate thereof has undertaken or assumed any obligation not to assert any current or future Company IP against any Person prior to asserting any Company IP against any other Person or any obligation to exhaust remedies as to any Company IP against one or more Persons prior to seeking remedies against any other Person. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a)(i) of the Company Disclosure Schedules.

(ii)    Disclosure of Inbound Licenses. Section 3.14(a) of the Company Disclosure Schedules provides a complete and accurate list of all Contracts for material Company-Licensed IP. The Company has Made Available all such Contracts for Company-Licensed IP.

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(iii)    Disclosure of Intellectual Property Ownership Agreements. Section 3.14(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all Contracts as follows: (A) by which the Company or any existing or future affiliate of the Company, grants, granted or is required to grant any ownership right or title to any material Intellectual Property, (B) by which the Company is assigned or granted an ownership interest in any material Intellectual Property (other than written agreements with employees and independent contractors that assign or grant to the Company ownership of Intellectual Property developed in the course of providing services to the Company), and (C) materially restricting the performance, use, sale, transfer, delivery or licensing of Company-Owned IP. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a) of the Company Disclosure Schedules.

(iv)    Royalties. Except under those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, the Company has no obligation to pay any royalties, license fees or other amounts or provide or pay any other consideration to any Person with respect to the grant of a license, assignment or other rights to Intellectual Property or otherwise based on the revenues or profits of Company Products. The Closing of the Transactions contemplated by this Agreement will not result in any increase or other change to any such royalties, license fees or other amounts or consideration or cause any milestone, success or other contingent payment to come due and be payable by the Company to any Person.

(v)    Indemnification. Except for those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, the Company has not entered into any Contract to defend, indemnify or hold harmless any Person against any charge of infringement, misappropriation, violation or similar claims with respect to any Intellectual Property (excluding indemnities entered into in the Ordinary Course of Business or indemnification agreements with Company’s directors and officers). No Person has provided to the Company any written request, and to the Knowledge of the Company, no Person has provided to the Company any verbal request, that the Company defend or indemnify such Person from a third party claim, suit or action related to an allegation that any Company Product infringes, violates or misappropriates a third party’s Intellectual Property.

(vi)     No Breach. To the Knowledge of the Company, neither the Company nor the other parties thereto is in material breach of any term or covenant of any Contract between Company, on the one hand, and any of its employees, consultants or independent contractors, on the other hand, relating to, invention disclosure (including patent disclosure), invention assignment, non-disclosure or using trade secrets or proprietary information of others without permission; nor, to the Knowledge of the Company, has any employee, consultant or independent contractor of the Company developed any Intellectual Property for the Company that is material to the Company that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property, and the Company has not notified any Person and no Person has notified the Company in writing of any such breach.

(vii)    No Affiliate Licenses. Except for those Contracts that are identified in Section 3.14(a) of the Company Disclosure Schedules and have been Made Available, there are no Contracts pursuant to which the Company or any existing or future affiliate of the Company granted or is required to grant to any Person any rights under the Intellectual Property of any affiliate of the Company (other than Intellectual Property owned or controlled by the Company as of the Closing Date).

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(viii)    For purposes of this Section 3.14(a), the Company shall schedule all responsive information to be disclosed pursuant to clauses (1) through (5) above on a single schedule, identifying the specific clause(s) to which the disclosure is made.

(b)    Section 3.14(b) of the Company Disclosure Schedules provides a complete and accurate list of all of the following: (i) Registered Company IP (showing in each, as applicable, the application date, application number, registration date (if applicable) and registration number, and the jurisdiction, office or treaty in which or under which such Registered Company IP was filed); and (ii) all contracts or agreements to use any Company-Licensed IP that are material to the Company Business, including for Intellectual Property rights incorporated in or necessary for any Company Products. The Company IP Made Available constitutes all material Company IP rights necessary for or otherwise used or held for use in the operation of the Company Business.

(c)    To the Company’s Knowledge, the Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens or licenses granted to third parties under Contracts that have been disclosed under this Section 3.14 or Section 3.17 or were otherwise granted in the Ordinary Course of Business to any third party performing activities on behalf or for the benefit of the Company), all right, title and interest in and to the Company-Owned IP and the Company has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP used by it in the Company Business. The consummation of the Transactions will not result in the loss or impairment of the Company’s, as applicable, right to own or use any Company IP. Immediately subsequent to the Closing, all Company IP shall be owned or available for use by the Company on terms and conditions identical to those under which they own or use such Company IP immediately prior to the Closing, without payment of additional fees. All issued patents within the Company-Owned IP are subsisting and, to the Knowledge of the Company, valid and enforceable. To the Knowledge of the Company, Registered Company IP have been prosecuted in compliance with all applicable legal requirements except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business.

(d)    The Company has taken reasonable actions to maintain, protect and enforce its Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, Personal Information and other Confidential Information and to otherwise protect the Company-Owned IP. The Company has not disclosed any trade secrets, or, to the Knowledge of the Company, Personal Information or other Confidential Information, in each case, that is material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secrets, Personal Information and other Confidential Information in accordance with the terms of such confidentiality agreement.

(e)    (i) Since June 5, 2020 and up to the date of this Agreement, there have been no claims filed and served, or, to the Knowledge of the Company, threatened in writing (including email), against the Company in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP or, to the Knowledge of the Company, material Company-Licensed IP (other than in the ordinary course of prosecution of any such Company-Owned IP), or (B) alleging any infringement, violation or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or unsolicited offers to license any Intellectual Property rights from any other person); (ii) to the Knowledge of the Company, the operation of the Company Business (including the use, development, manufacture, marketing, license, sale, distribution or furnishing of any Company Products or use of any Company IP) has not infringed, misappropriated or violated and does not and will not infringe, misappropriate or violate, any Intellectual Property rights of other persons or constitute, unfair competition or trade practices under the Laws of any applicable jurisdiction; (iii) to the Knowledge of the Company, no person, including any employee or former employee of the Company, has infringed, misappropriated or violated any of the Company-Owned IP; (iv) none of the Company-Owned IP or Company Products is subject to any proceeding, or outstanding order, agreement, settlement or stipulation restricting in any manner the use, enforcement, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by the Company of any Company-Owned IP, or any Company Product; and (v) the Company has not received any formal written opinions of counsel regarding any of the foregoing (ii) – (iv).

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(f)    All employees, independent contractors, consultants or other service providers of the Company who have contributed, developed or conceived any material Intellectual Property (i) for or on behalf of Company, or (ii) in the course of and related to his, her or its relationship with the Company (in each case a “Company Contribution”) have executed valid, written agreements with the Company, and pursuant to which such persons have irrevocably assigned to the Company all of their entire right, title, and interest in and to any Company Contribution. To the knowledge of the Company, all such assignments are enforceable and fully effective to vest sole and exclusive ownership of any and all Company Contributions and were made in compliance with all requirements of applicable Law, including if required, a timely agreement formalizing such transfer and payment of remuneration. To the Knowledge of the Company, no current or former officer, employee, consultant or independent contractor of the Company: (A) is, nor has been, in violation of any term or covenant of any agreement (including, without limitation, any employment or settlement agreement or stipulation) with any other person, or any order or judgment of any court, arbitrator or other Governmental Authority, by virtue of such employee, consultant or independent contractor being employed by, performing services for, or developing Intellectual Property used by the Company; (B) has any right, license, or ownership claim or interest whatsoever in or with respect to any material Company-Owned IP, or (C) has developed any Intellectual Property for the Company that is material to the Company, taken as a whole, and is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property.

(g)    The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate needs of the Company Business. To the Knowledge of the Company, there has never been any material failure with respect to any of the Business Systems that has not been remedied.

(h)    Data Privacy and Security.

(i)    Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company (i) currently and previously has complied with all applicable Privacy/Data Security Laws and the Company’s privacy and data security policies (“Company Privacy and Data Security Policies”), (ii) currently and previously has complied with applicable contractual obligations governing data privacy and security with respect to access to, and use and disclosure of (collectively “Processing”) Personal Information, and (iii) has implemented and maintained, or has required third parties that engage in Processing of Personal Information or Confidential Information for or on behalf of the Company to implement and maintain, reasonable data security safeguards designed to protect the security and integrity of its Business Systems, Personal Information, Confidential Information, and Business Data, in each case, as required by applicable Privacy/Data Security Laws (collectively, “Privacy Requirements”).

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(ii)    Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, at all times, the Company has, in accordance with Privacy Requirements, (i) maintained and complied with reasonable and appropriate security measures designed to protect all Personal Information in the Company’s possession or control (including, without limitation, from and against Security Incidents), and (ii) maintained reasonable disaster recovery and business continuity procedures.

(iii)    Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, (i) at all times, the Company has provided notices of its privacy practices and obtained consents for any past or present Processing of Personal Information as Processed by or for the Company, in each case, as required under Privacy/Data Security Laws, (ii) no disclosure made or contained in any Company Privacy and Data Security Policy is, or has been, inaccurate, misleading, or deceptive in violation of any Privacy/Data Security Laws (including by containing any material omission), and (iii) the Company has sufficient rights and authority under Privacy/Data Security Laws to use and Process Personal Information as used and Processed by or for the Company, including, as applicable, in connection with the development, offering, and provision of its products and services.

(iv)    Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, to the extent that the Company maintains or transmits Protected Health Information and is subject to HIPAA, (i) the Company is in compliance with such applicable requirements of HIPAA and (ii) has not reported any Breach of Protected Health Information to the Office for Civil Rights of the U.S. Department of Health and Human Services or any state agency, nor has the Company suffered any Breach of Protected Health Information.

(v)    Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, (i) at all times, the Company has complied with all Privacy/Data Security Laws governing data loss, theft and breach notification obligations, (ii) there has been no actual or reasonably suspected (A) unauthorized destruction, loss, use, modification, acquisition, alteration, encryption, theft, or disclosure of, or damage or access to, Personal Information Processed by or on behalf of the Company, (B) unauthorized access to, or disclosure, of the Company’s confidential information or trade secrets, or (C) any other Security Incident or Breach, (iii) no circumstance has arisen in which Privacy Requirements required or would require the Company to notify a Governmental Authority or other Person of any Security Incident or Breach, and (iv) the Company has not notified any Person or Governmental Authority of any Security Incident or Breach.

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(vi)    The execution and delivery of this Agreement by the Company, and the performance of this Agreement by the Company, will not result in any breach by the Company of Privacy Requirements, except as would not have a Company Material Adverse Effect.

(vii)    Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company has not received notice of complaints, regulatory inquiries, proceedings, investigations (formal or informal), claims or other allegations by any Governmental Authority or other Person alleging that the Company’s privacy or data security practices, the security of any Company Software or the Processing of Personal Information by the Company is in violation of Privacy Requirements.

(viii)    Since June 5, 2020, the Company has not inserted, and, to the Knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems. Except as would not have a Company Material Adverse Effect, since December 31, 2020, the Company has not, to the Knowledge of the Company, (i) experienced any Security Incidents or Breaches that were required to be reported under applicable Privacy/Data Security Laws; or (ii) been subject to, or received written notice of, any audits, proceedings or investigations by any Governmental Authority, or received any claims or complaints, in each case, alleging violations by the Company of any applicable Privacy Requirements. To the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company has valid rights required under applicable Privacy/Data Security Laws to Process all Personal Information and Confidential Information for the purposes such Personal Information and Confidential Information are Processed by or on behalf of the Company.

(i)    During the past six (6) years, the Company has not received any written, or to the Knowledge of Company, oral, notice from any Governmental Authority or any person that alleges that the Company is not in compliance with HIPAA or any Privacy/Data Security Laws, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, none of the Company nor any of its officers, directors, members or employees is under investigation by any Governmental Authority, including the United States Department of Health and Human Services Office for Civil Rights, United States Department of Justice, Federal Trade Commission, or the Attorney General of any state, for a violation of any Privacy/Data Security Laws.

(j)    Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company has all rights required under applicable Privacy/Data Security Law to Process Business Data, in whole or in part, in the manner in which the Company Processes such Business Data prior to the Closing Date.

(k)    All current officers, management employees and technical and professional employees of the Company are under written obligation to the Company to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment. To the Knowledge of the Company, no past or current officers, management employees and technical or professional employees of the Company are in material breach of any such obligations to the Company.

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(l)    Except under those Contracts that have been Made Available, and to the Knowledge of the Company, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Company-Owned IP (except for any such funding or resources that does not result in such Governmental Authority, university, college, other similar institution or research center obtaining ownership rights or a license to such Company-Owned IP), nor does any such person have any rights, title or interest in or to any such Company-Owned IP.

Section 3.15    Taxes.

(a)    The Company: (i) has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by it and all such Tax Returns are complete and accurate in all material respects; (ii) has timely paid all material Taxes required to be paid by it (whether or not shown as due on such Tax Returns), except with respect to Taxes that are being contested in good faith and are disclosed in Section 3.15(a) of the Company Disclosure Schedules; (iii) with respect to all Tax Returns required to be filed by or with respect to it, has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) is not aware of any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of material Taxes or material Tax matters pending or proposed or threatened in writing, for a Tax period in respect of which the statute of limitations for assessments remains open; and (v) has provided adequate reserves in accordance with GAAP in the most recent financial statements of the Company. The Company has not requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any Governmental Authority that would reasonably be expected to affect the Taxes of the Company after the Closing Date.

(b)    The Company is not a party to, nor is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses), nor does the Company have a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, other than in each case, an agreement, contract, arrangement or commitment entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes.

(c)    The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into or created on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) an election pursuant to Section 965(h) of the Code.

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(d)    All material Taxes required to be withheld by the Company have been withheld and have been or will be timely paid to the appropriate Governmental Authority, including all material Taxes required to have been withheld and paid in connection with amounts, or benefits under any Plan, paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party, and the Company has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(e)    Neither the Company nor any affiliate of the Company has made any payments, or is obligated to make any payments or is a party to any plan, Contract, or other arrangement that would reasonably be expected to obligate the Company or any affiliate of the Company or successor to make any payments or provide any benefits that would not be deductible under Section 280G of the Code or result in the payment of an excise tax by any Person under Section 4999 of the Code.

(f)    To the Knowledge of the Company and except as would not be material to the Company, taken as a whole, each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been documented, administered and operated in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no Tax under Section 409A(a)(1)(B) of the Code has been or will be incurred by a participant in any such Plan. The Company is not a party to, or otherwise obligated under, any contract that provides for a reimbursement or gross up of Taxes to any employee, including without limitation any Tax imposed by Section 4999 of the Code or Section 409A of the Code and any similar state Law.

(g)    The Company has not been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent.

(h)    The Company has no liability for the Taxes of any person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (other than an agreement, contract, arrangement or commitment entered into the Ordinary Course of Business the primary purpose of which does not relate to Taxes), or otherwise by operation of Law.

(i)    The Company (i) has no written request for a ruling in respect of Taxes pending between the Company on the one hand and any Tax authority on the other hand; and (ii) has not entered into any closing agreement, private letter ruling technical advice memoranda or similar agreements with any Governmental Authority.

(j)    The Company has provided true, correct and complete copies of all income and other material Tax Returns of the Company for tax years 2021 and 2022.

(k)    The Company has not in any of the past three (3) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

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(l)    The Company is not a party to any understanding or arrangement described in Section 6662(d)(2)(c)(ii) of the Code and has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    Neither the IRS nor any other United States or non-United States Governmental Authority or agency has asserted in writing or, to the Knowledge of the Company, has threatened to assert against the Company any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(n)    No written claim has been made by any Governmental Authority in a jurisdiction where the Company does not file Tax returns that the Company is or may be subject to taxation, or is required to file any Tax Return in, that jurisdiction.

(o)    There are no Tax liens upon any assets of the Company except for Permitted Liens.

(p)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q)    The Company does not own any interest in a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(r)    The Company is and at all times has been resident for Tax purposes solely in the country in which it is incorporated, and the Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is organized.

(s)    The Company has not applied for and has not received a “Paycheck Protection Program” loan through the U.S. Small Business Administration under The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

(t)    The Company is in compliance in all material respects with all applicable transfer pricing Laws.

(u)    As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes (A) all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, social insurance, customs, duties, tariffs, occupancy and other fees, assessments or governmental charges in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) all amounts described in clause (A) above payable as a result of having been a member of an affiliated group or as a result of successor or transferee liability, or by contract (other than a contract entered into in the Ordinary Course of Business) or pursuant to any Law; and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) supplied or required to be supplied to a Tax authority relating to Taxes.

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Section 3.16    Environmental Matters. (a) The Company has not violated in any material respect since June 5, 2020 and is not in violation in any material respect of applicable Environmental Law; (b) to the Knowledge of the Company, there has been no Release of Hazardous Substances at any of the properties currently or formerly leased or operated by the Company; (c)  the Company is not, in any material respect, actually, potentially or, to the Knowledge of the Company, allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company has all material permits, licenses and other authorizations required of the Company for the operation of the business as currently conducted under applicable Environmental Law (“Environmental Permits”); (e) the Company is in compliance in all material respects with its Environmental Permits; (f) the Company is not the subject of any material claims, orders, judgments, actions, liabilities or suits relating to Hazardous Substances or arising under Environmental Laws which remain unresolved; (g)  the Company has not assumed, undertaken or provided an unexpired indemnity with respect to any material liability, in each case relating to Hazardous Substances or relating to Environmental Law; and (h) the Company has Made Available all environmental site assessments, environmental sampling and monitoring data, and audits concerning the Company that are in its possession or reasonable control.

Section 3.17    Company Material Contracts.

(a)    Except for this Agreement, all Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Section 3.17(a) of the Company Disclosure Schedules lists, as of the date of this Agreement, the following types of Contracts (excluding any Plans) to which the Company is a party and that have not expired or been terminated (such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedules, the “Company Material Contracts”):

(i)    each Contract requiring payment by or to the Company after the date of this Agreement;

(ii)    all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, advertising and customer contracts and agreements to which the Company is a party that are material to the business of the Company;

(iii)    all (A) employment or executive officer contracts and (B) contracts with consultants and independent contractors;

(iv)    any staffing agreement or any similar agreement whereby the Company retains the services of any staffing agency or professional employer organization (or any individual engaged through such staffing agency or professional employer organization);

(v)    all contracts and agreements under which any current or former officer, director, employee, consultant, independent contractor, or temporary employee will or could become entitled to receive a change in control, severance, or other similar payment or benefit or acceleration thereof as a result of the Closing;

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(vi)    all contracts and agreements with any union, works council or labor organization;

(vii)    all contracts and agreements relating to indebtedness, the borrowing of money or other similar obligation for or relating to the lending or borrowing of money, including any notes, mortgages, indentures and other obligations or guarantees of performance, other than (A) advances or reimbursements to directors, managers, officers or employees for expenses in the ordinary course of business or (B) transactions with customers on credit entered into in the ordinary course of business;

(viii)    all contracts and agreements granting any person a Lien on all or any part of the tangible assets or properties of the Company, other than Liens which will be released at or prior to the Closing and Permitted Liens;

(ix)    all contracts and agreements that contain any “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, right of first refusal, right of first offer provisions or similar preferential rights in favor of a party other than the Company, or otherwise contemplate an exclusive relationship between the Company and any other person;

(x)    all partnership, joint venture or any similar agreements (for clarity, other than any agreements pursuant to which the Company has the ability or right to co-develop Company Products);

(xi)    all contracts and agreements with any Governmental Authority to which the Company is a party, other than any Company Permits or agreements relating to or in connection with any clinical trials;

(xii)    all contracts and agreements that expressly limit the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding non-solicitation provisions entered into in the Ordinary Course of Business and customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xiii)    all contracts or arrangements that result in any person or entity holding a power of attorney from the Company that authorizes such person or entity to take action on behalf of the Company or its business, other than powers of attorney granted to service providers in the Ordinary Course of Business to perform administrative functions on behalf of the Company or its business (e.g., for patent filings or customs purposes);

(xiv)    all Leases and leases, master leases, or agreements under which the Company is lessee of, or holds or operates any tangible personal property owned by any other party;

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(xv)    lease or agreement under which the Company is lessor of or permits any third party to hold or operate any tangible personal property;

(xvi)    except as may be related to the Transactions, all contracts and agreements (other than for purchase or sale of supplies, products or services in the Ordinary Course of Business and material transfer agreements) relating to the sale, disposition, assignment, transfer or acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of material tangible assets or material properties by the Company (in a single transaction or a series of related transactions), or any spin-off, merger or business combination with respect to the business of the Company;

(xvii)    all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets;

(xviii)    all contracts and agreements required to be set forth in the Company Disclosure Schedules pursuant to Section 3.15(a);

(xix)    all contracts and agreements in respect of any Action for which there remains any outstanding obligation on the part of the Company, including any such contract with respect to settlements thereof;

(xx)    all Related Party Agreements;

(xxi)    all contracts and agreements for any charitable or political contributions;

(xxii)    all contracts and agreements that compensate the Company based on a percentage of the gross or net revenues or provide for any royalties;

(xxiii)    all agreements or instruments guarantying the debts or other obligations of any person; and

(xxiv)    all Contracts (including sales orders) that, individually or in the aggregate with all other Contracts (including sales orders) with the same counterparty (or its Affiliates) involves obligations of the Company to deliver products or services and has not been or will not be, as of the date hereof, already satisfied.

(b)    Each Company Material Contract is a legal, valid and binding obligation of the Company and, (i) to the Knowledge of the Company, neither the Company nor the other parties thereto is in material breach or violation of, or material default under, any Company Material Contract nor has any Company Material Contract been canceled by the other party; and (ii) the Company has not received any written, or to the Knowledge of the Company, oral claim of default under any such Company Material Contract, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company, taken as a whole. The Company has Made Available true and complete copies of all Company Material Contracts in effect as of the date hereof, including amendments thereto that are material in nature. As of the date hereof, to the Knowledge of the Company, except for expirations of Company Material Contracts pursuant to their terms, no counterparty to a Company Material Contract has informed the Company that it desires to terminate or materially alter its relationship with the Company. There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company under any Company Material Contract with any Person and no such Person has made demand for such renegotiation.

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Section 3.18    Insurance. Section 3.18 of the Company Disclosure Schedules sets forth, with respect to each insurance policy under which the Company is an insured, a named insured or otherwise the beneficiary of coverage as of the date of this Agreement (each, an “Insurance Policy” and collectively, the “Insurance Policies”): (i) the names of the insurer, (ii) the policy number, (iii) the period, scope and amount of coverage, (iv) the premium most recently charged, (v) deductible amount (if any) and (vi) an indication of whether the coverage was on a claims made, occurrence or some other basis. As of the date hereof, there are no pending claims under the Insurance Policies. With respect to each such Insurance Policy, except as would not reasonably expected to have a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.19    Board Approval; Vote Required. The Company Board, by resolutions duly adopted by (i) vote at a meeting duly called and held and not subsequently rescinded or modified in any way or (ii) unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement, the Merger and the other Transactions and declared their advisability and (c) recommended that the stockholders of the Company approve and adopt this Agreement, the Merger and the other Transactions and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The affirmative approval of the Merger by the holders (in person or by proxy) of at least a majority of the outstanding shares of Company Common Stock at a duly constituted shareholders meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.20    Certain Business Practices. Since June 5, 2020, none of the Company, or to the Knowledge of the Company, any directors or officers, agents or employees of the Company, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment in violation of applicable anti-bribery/anti-corruption Laws. The Company has adopted and maintains adequate policies, procedures, and controls to reasonably ensure that the Company has materially complied and is in material compliance with all applicable anti-bribery/anti-corruption Laws.

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Section 3.21    Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course of Business, no director, officer or other affiliate of the Company, to the Knowledge of the Company, has or has had in the past five years, directly or indirectly: (a) an economic interest in any person that purchases from or sells or furnishes to the Company, any goods or services; (b) a beneficial interest in any Contract disclosed on Section 3.17(a) of the Company Disclosure Schedules; or (c) any contractual or other arrangement with the Company, other than customary indemnity arrangements, employment and invention assignment agreement or agreements in respect of equity awards (each, a “Related Party Agreement”); provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.21. The Company has not, since June 5, 2020, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 3.22    Compliance with Health Care Matters.

(a)    The Company and its directors, officers or, to the Knowledge of the Company, any other person acting on behalf of the Company (including without limitation, employees, independent contractors, and agents) are, and have been since January 1, 2020, in compliance in all material respects, with all Health Care Laws applicable to their operations and business.

(b)    The Company does not submit, and has not submitted, any claims for payment to any Federal Health Care Program or any other insurer or third-party payor for the Company Products or any other items or services, or in connection with any prohibited referrals related to the Company Products.

(c)    The Company has not received any notice, correspondence, or other communication of any violation, alleged violation or liability under, any such Health Care Laws, or to the effect that the Company, or representatives of, or, to the Knowledge of the Company, any person acting on behalf of, the Company, (A) is or would reasonably be expected to be under investigation or inquiry with respect to any violation or (B) has any actual or alleged obligation to undertake, or to bear all or any portion of the cost of, any remedial action.

(d)    None of the Company nor any of its directors, officers, members, managers, employees or, to the Knowledge of the Company, any independent contractors, agents, or other persons acting on behalf of the Company have been or are currently suspended, excluded or debarred from, or threatened with or currently subject to an investigation or proceeding that could result in suspension, exclusion or debarment under state or federal statutes or regulations, or assessed or threatened with assessment of civil monetary penalties regarding any Federal Health Care Program, or convicted of any crime regarding health care products or services, or, to the Knowledge of the Company, engaged in any prohibited conduct that would reasonably be expected to result in any such debarment, exclusion, suspension, or ineligibility, including, without limitation, (i) debarment under 21 U.S.C. Section 335a or any similar law; (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar law or regulation; or (iii) exclusion under 48 CFR Subpart Section 9.04, the System for Award Management Nonprocurement Common Rule. None of the Company nor any of its current or former directors, officers, employees or, to the Knowledge of the Company, any independent contractors or agents acting on behalf of the Company have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Authority related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances.

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(e)    The Company (i) is not a party to, or subject to the terms of, a Corporate Integrity Agreement with the OIG or similar agreement or consent order of any other Governmental Authority; (ii) has no reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority; (iii) has not been the subject of any Federal Health Care Program investigation conducted by any federal or state enforcement agency; (iv) has not been a defendant in any qui tam/False Claims Act litigation; (v) has not been served with or received any search warrant, subpoena, civil investigation demand or by or from any federal or state enforcement agency regarding a violation of Health Care Law (except in connection with medical services provided to third-parties who may be defendants or the subject of investigation into conduct unrelated to the business); and (vi) has not, in the past six (6) years received, any written complaints other legal claim from any employees, independent contractors, vendors, providers, patients, or any other persons that would reasonably be considered to indicate that the Company has violated, or is currently in violation of, any Health Care Law.

(f)    As of the date hereof, the Company has not commercialized any covered products as defined at 42 CFR § 403.902 that would subject the Company to the federal Sunshine/Open Payments Law or any and similar Laws related the reporting of manufacturer payments or transfers of value to health care professionals.

(g)    The Company has timely and accurately filed all material reports and submissions required to be filed with such Governmental Authorities that are required to be filed by it under the applicable Health Care Laws.

Section 3.23    Preclinical Development and Clinical Trials.

(a)    The studies, tests, preclinical development and clinical trials, if any, conducted by or on behalf of the Company and intended to support any regulatory filing or application have been conducted and, if still ongoing, are being conducted in all material respects in accordance with approved protocols (where an applicable protocol relating to such studies, tests or trials has been approved) and all applicable laws and regulations, including, without limitation, the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and 21 C.F.R. parts 50, 54, 56, 58 and 312. The descriptions of, protocols for, and data and other results of, the studies, tests, development and trials conducted by or on behalf of the Company that have been furnished or Made Available are accurate and representative in all material respects of the data known to the Company. The Company has not received any notices or correspondence from the FDA or any other Governmental Authority or any institutional review board or comparable authority requiring premature termination or suspension of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company. For all studies conducted by or on behalf of the Company that have been stopped or completed, end of trial notifications have been completed for all applicable countries as required by applicable laws and regulations.

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(b)    The Company, through its vendor and sub-vendor (collectively referred to as, “Advarra”), has timely sent to the applicable Principal Investigators, Institutions, Health Authorities, Institutional Review Boards and Ethics Committees all required End of Trial notifications for all closed-out studies and clinical trials conducted by or on behalf of the Company, including but not limited to AMT-101-201, AMT-101-202, AMT-101-203, and ATM-101-204. Company has entered into agreement(s) with Advarra that require for Advarra to be responsible for all of the maintenance and close-out activities related to these closed-out clinical trials conducted by or on behalf of the Company. The Company has complied with applicable Health Care Laws in all material respects relating to closing out the clinical trials identified in Section 3.23(b) of the Company Disclosure Schedules, which lists all of the clinical trials conducted by or on behalf of the Company that have been closed out. To the Company’s knowledge, there are no outstanding agency commitments or deficiencies related to any of the closed-out clinical trials identified herein.

Section 3.24    Pharmaceutical Development and Marketing Regulatory Matters.

(a)    The Company holds all Company Permits that are required by applicable regulatory authorities (including, without limitation, the FDA or any other Governmental Authority performing functions similar to those performed by the FDA) (collectively “Pharmaceutical Regulatory Authorities”) necessary for the development, testing, manufacturing, packaging, labeling, distribution, promotion, storage, sale, marketing, import, export, or provision of any of the products or services of the Company as presently conducted, and each of such Company Permits is valid and in full force and effect (collectively “Pharmaceutical Regulatory Permits”). There is no proceeding pending, or to the Knowledge of the Company, threatened that would result in the termination, revocation or suspension of any such Pharmaceutical Regulatory Permit or the imposition of any fine, penalty or other sanction for the violation of any such Pharmaceutical Regulatory Permit, except for any fine, penalty or other sanction which would not have a Company Material Adverse Effect.

(b)    All of the products of the Company developed for or intended for use in humans are being and have been manufactured, processed, developed, packaged, labeled, promoted, marketed, sold, stored, tested, distributed, imported, exported, and provided, as applicable, in material compliance with all applicable requirements under any applicable Law, including those regarding non-clinical testing, clinical research, establishment registration, drug listing, good manufacturing practices, record-keeping, adverse event reporting, and reporting of corrections and removals (collectively “Pharmaceutical Regulatory Laws”), and the Company is and has been in material compliance with all Pharmaceutical Regulatory Laws to the extent applicable.

(c)    The Company has timely filed with the applicable Pharmaceutical Regulatory Authorities all material filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions, including but not limited to adverse event reports, as may be applicable, that are required to be filed by it under the applicable Pharmaceutical Regulatory Laws, any such filings were in material compliance with applicable Laws when filed, and no material deficiencies have been asserted by any applicable Governmental Authority with respect to any such filings. To the Knowledge of the Company, (i) each such filing was true and correct in all material respects as of the date of submission or was corrected in or supplemented by a subsequent filing, and (ii) any material and legally necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings have been submitted to the applicable Governmental Authority.

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(d)    The Company has not received any notification of any pending or, to the Knowledge of the Company, threatened (i) action, suit, claim, investigation, proceeding or order alleging non-compliance with any Pharmaceutical Regulatory Laws; or (ii) for-cause audit, inspection or investigation by any Pharmaceutical Regulatory Authority regarding an alleged non-compliance with any Pharmaceutical Regulatory Laws.

(e)    The Company has not received or been subject to any regulatory enforcement action, adverse notice, warning, administrative enforcement proceeding or investigation by a Pharmaceutical Regulatory Authority, including any FDA Form 483, FDA warning letter or untitled letter, clinical hold, or any similar notice, that (i) alleged or asserted that the Company violated any applicable Pharmaceutical Regulatory Laws, or (ii) commenced, or threatened to initiate, any enforcement action, suit, claim, investigation, proceeding or Order to withdraw, discontinue, terminate or otherwise impose a material adverse restriction on a Pharmaceutical Regulatory Permit of the Company.

(f)    To the Knowledge of the Company, the Company has not (i) made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority, or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority that (in any such case) establishes a reasonable basis for a Governmental Authority to allege a violation of an applicable Law, including without limitation, for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Company nor, to the Knowledge of the Company, any of its officers, employees, or, to the Knowledge of the Company, agents is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any other Governmental Authority pursuant to any similar Law.

(g)    The Company acknowledges that all previously submitted Investigational New Drug (IND) applications to conduct clinical trials have been formally withdrawn without prejudice and not due to safety reasons per CFR 312.38.

Section 3.25    Trade Laws.

(a)    To the Knowledge of the Company, the Company is, and since June 5, 2020 has been, in compliance with Trade Laws, including but not limited to applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State, and all equivalent laws, regulations, and orders administered by the relevant authorities in other applicable jurisdictions, in each case except as would not, individually or in the aggregate, be material to the Company, taken as a whole.

(b)    To the Knowledge of the Company, none of the Company nor any of its directors, officers, employees, agents, or any other Persons authorized to act, or acting, on behalf of the Company, (i) is a Sanctioned Person, (ii) has since June 5, 2020, directly or indirectly, engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country in violation of Sanctions.

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(c)    To the Knowledge of the Company, the Company is not and has not been under investigation by any governmental authority with respect to any material violation of Trade Laws.

Section 3.26    Brokers. Except for MTS Health Partners, L.P., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.27    Opinion of Financial Advisor. The Company has received the opinion of MTS Health Partners, L.P. to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock. The Company shall, promptly following the execution of this Agreement by all parties, furnish a copy of such written opinion to Parent solely for informational purposes (it being agreed that none of Parent or Merger Sub, nor any of their respective affiliates or Representatives, shall have the right to rely on such opinion).

Section 3.28    Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Schedules), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company and any matter relating thereto, including the affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information Made Available, the affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets Made Available, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information Made Available, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE IV

    Representations and Warranties of Parent and Merger Sub

Except (a) as set forth in the disclosure schedules delivered by Parent and Merger Sub to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedules”) or (b) as disclosed in the Parent SEC Reports (excluding any forward-looking disclosures set forth in any risk factor section and any disclosure in any section relating to forward-looking statements and any other disclosures included in such Parent SEC Documents to the extent they are predictive or forward-looking in nature, other than historical facts included therein) (it being acknowledged that nothing disclosed in a Parent SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 4.01 (Organization, Standing and Power), Section 4.04 (Capitalization), and Section 4.05 (Authority Relative to this Agreement; Execution; Enforceability)) Parent and Merger Sub, jointly and severally, represent and warrant to the Company, as of the date hereof and as of the Closing Date, as set forth in the statements contained in this Article IV. The Parent Disclosure Schedules shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section of the Parent Disclosure Schedules shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

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Section 4.01    Organization, Standing and Power.

(a)    Parent and each of its Subsidiaries (the “Parent Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority and all necessary governmental approvals to (i) own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) to enter into this Agreement and, subject to receiving the Requisite Parent Vote, consummate the transactions contemplated hereby, in each case except where the failure to have such power and authority would not be material to the Company, taken as a whole. Parent and each Parent Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Parent Material Adverse Effect. Merger Sub was formed solely for the purpose of effecting the Merger, has engaged in no other business activities and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

(b)    All of the Parent Subsidiaries, except Merger Sub, are set forth in the Parent SEC Documents. Parent owns, directly or indirectly, all of the capital stock or other equity interests of each Parent Subsidiary, free and clear of any Liens, and all of the issued and outstanding shares of capital stock or other equity interests of each Parent Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

Section 4.02    Certificate of Incorporation and Bylaws. Parent Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of Parent and of each Parent Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither Parent nor any Parent Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

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Section 4.03    Issuance of Securities. The Parent Common Stock issuable as Merger Consideration pursuant to this Agreement is, or will be prior to the Effective Time, duly authorized and, when issued in accordance with the terms of this Agreement and the applicable Ancillary Agreements, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. Parent has reserved, or will reserve prior to the Effective Time, from its duly authorized capital stock the maximum number of shares of Parent Common Stock issuable pursuant to this Agreement.

Section 4.04    Capitalization.

(a)    At the close of business on the Reference Date, the authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Reference Date, (i) 19,324,718 shares of Parent Common Stock are issued and outstanding and (ii) no shares of Parent Preferred Stock are issued and outstanding. At the close of business on the Reference Date, Parent has reserved 3,000,000 shares of Parent Common Stock (including reserves for outstanding options and restricted stock units) for issuance pursuant to the Parent Stock Plans. As of the Reference Date, there were outstanding (i) Parent Options to acquire 771,527 shares of Parent Common Stock and (ii) Parent Warrants that may be settled into 15,411,813 shares of Parent Common Stock. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien. Section 4.04(a) of the Parent Disclosure Schedules sets forth for each Parent Subsidiary the amount of its authorized share capital, the amount of its issued and outstanding share capital and the record owners of its issued and outstanding share capital, and there are no other shares or other equity securities of any Parent Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. All of the issued and outstanding equity securities and other securities of each Parent Subsidiary are owned of record and beneficially by Parent or one or more Parent Subsidiaries, free and clear of all Liens.

(b)    Other than the Parent Options and the Parent Warrants, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary is a party to, or otherwise bound by, and neither Parent nor any Parent Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Parent Common Stock, Parent Preferred Stock or any of the equity interests or other securities of Parent or any Parent Subsidiary. As of the date hereof, except as set forth in Section 4.04(a) of the Parent Disclosure Schedules, neither Parent nor any Parent Subsidiary owns any equity interests in any person.

(c)    Parent Common Stock is listed on Nasdaq and Parent will use its best efforts to maintain such listing immediately after Closing.

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(d)    All forms of Parent Warrants have been Made Available to the Company and no outstanding Parent Warrant materially deviates from such forms as have been Made Available to the Company.

Section 4.05    Authority Relative to this Agreement; Execution; Enforceability. Each of Parent and Merger Sub have all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to, in the case of the consummation of the Merger, the need to obtain the affirmative vote or consent of a majority of the outstanding shares of the Parent Common Stock to the Share Issuance (the “Requisite Parent Vote”). The execution and delivery of this Agreement and each Ancillary Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than with respect to the Merger and the filing and recordation of appropriate merger documents as required by the DGCL and the Requisite Parent Vote). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by the Remedies Exceptions. The Board of Directors of Parent (the “Parent Board”) at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, including the Share Issuance, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of Parent and its stockholders, (iii) recommending that the stockholders of Parent approve the Share Issuance in connection with the Merger and directing that the Share Issuance be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose and (iv) adopting this Agreement, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the Knowledge of Parent, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance or any other Transaction.

Section 4.06    No Conflicts; Consents.

(a)    The execution and delivery of this Agreement by Parent does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.06(b), the performance of this Agreement by Parent will not (i) conflict with or violate the Parent Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.06(b) have been obtained and all filings and obligations described in Section 4.06(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of Parent or any Parent Subsidiary pursuant to, any material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not have a Parent Material Adverse Effect.

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(b)    The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Parent Material Adverse Effect.

Section 4.07    Permits; Compliance. Neither Parent nor any Parent Subsidiary is in conflict with, or in default, breach or violation of, (a) to the Knowledge of Parent, any Laws applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (b) any material Contracts by which any material assets of Parent or any Parent Subsidiary are bound, in each case, except where the conflict, default, breach or violation of the material Contracts would not have a Parent Material Adverse Effect. To the Knowledge of Parent, Parent is, and has been at all times, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for Parent to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have such Parent Permits would not have a Parent Material Adverse Effect. No suspension, revocation, or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except, in each case, where such suspension, revocation, or cancellation would not have a Parent Material Adverse Effect. To the knowledge of Parent, Parent (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Parent Permit, and (ii) has not received any written notice or other communication from a Governmental Authority regarding any violation of any such Parent Permits, that it intends to cancel, terminate, or not renew any such Parent Permit, except, in each case, where such default, violation or notice would not have a Parent Material Adverse Effect.

Section 4.08    SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)    Parent has filed all reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC since January 1, 2021 and prior to the date of this Agreement (the “Parent SEC Documents”). As of its respective date, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and, except to the extent that information contained in such Parent SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Parent SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(b)    The consolidated financial statements of Parent included in the Parent SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, all in accordance with GAAP. The Parent Financial Statements: (i) have been prepared from the books and records of Parent and the Parent Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements. The books and records of Parent and the Parent Subsidiaries are true and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c)    Parent and the Parent Subsidiaries do not have any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of Parent or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Parent Financial Statements, (iii) arising pursuant to this Agreement or the Ancillary Agreements to which Parent or any of the Parent Subsidiaries is a party or incurred in connection with the Merger or (iv) as would not reasonably be expected to, individually or in the aggregate, be material to Parent and the Parent Subsidiaries taken as a whole. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d)    Parent maintains, and at all times since January 1, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Parent Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and, except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

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(e)    Parent maintains, and at all times since January 1, 2021, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed (both financial and non-financial) in Parent’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f)    Except as disclosed on Section 4.08(f) of the Parent Disclosure Schedules, Parent is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq. Parent Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and Parent has taken no action designed to, or which to Knowledge of Parent is likely to have the effect of, terminating the registration of Parent Common Stock under the Exchange Act, nor has Parent received any notification that the SEC is contemplating terminating such registration. Except as set forth in Section 4.08(f) of the Parent Disclosure Schedules, Parent has not, in the twelve (12) months preceding the date hereof, received notice from Nasdaq to the effect that Parent is not in compliance with the listing or maintenance requirements of Nasdaq. Except as disclosed on Section 4.08(f) of the Parent Disclosure Schedules, Parent is and upon consummation of the Merger has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. Parent Common Stock is currently eligible for electronic transfer through the DTC or another established clearing corporation and Parent is current in payment of the fees to the DTC (or such other established clearing corporation) in connection with such electronic transfer.

(g)    Except for matters resolved prior to the date hereof, since January 1, 2021, (i) none of Parent, any Parent Subsidiary or any of their respective directors or officers, nor, to the Knowledge of Parent, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent, any Parent Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Parent Financial Statements and (ii) neither Parent nor any Parent Subsidiary has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of Parent’s auditors.

(h)    Since January 1, 2021: (i) neither Parent nor any director or officer of Parent has received any oral or written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of Parent or any oral or written complaint, allegation, assertion, or claim from employees of Parent regarding questionable financial accounting or auditing matters with respect to Parent; and (ii) no attorney representing Parent, whether or not employed by Parent, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by Parent or any of its officers, directors, employees, or agents to the Parent Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of Parent.

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Section 4.09    Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholder Meeting or the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement/Prospectus.

Section 4.10    Absence of Certain Changes or Events. Since June 30, 2023 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Parent SEC Documents, (a) Parent has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) Parent has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Parent Material Adverse Effect, and (d) Parent has not taken any action that, if taken after the date of this Agreement, would require the consent of the Company under Section 5.01(b) (Conduct of Business by Parent).

Section 4.11    Absence of Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent, any Parent Subsidiary, or any directors, officers or employees thereof in their capacity as such, or any property or asset of Parent or any Parent Subsidiary before any Governmental Authority.  None of Parent, any of the Parent Subsidiaries nor any material property or asset of Parent or any of the Parent Subsidiaries is subject to any continuing contractual obligations pursuant to any order, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.12    Intellectual Property.

(a)    Section 4.12(a) of the Parent Disclosure Schedules provides a complete and accurate list of all of the following: (i) Registered Parent IP (showing in each, as applicable, the application date, application number, registration date (if applicable) and registration number, and the jurisdiction, office or treaty in which or under which such Registered Parent IP was filed); and (ii) all contracts or agreements to use any Parent-Licensed IP that are material to the Parent Business, including for Intellectual Property rights incorporated in or necessary for any Parent Products. The Parent IP Made Available constitutes all material Parent IP rights necessary for or otherwise used or held for use in the operation of the Parent Business.

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(b)    To the Knowledge of Parent, Parent, or a Parent Subsidiary, solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Parent-Owned IP and Parent, or a Parent Subsidiary, as applicable has the right to use pursuant to a valid and enforceable written license, all Parent-Licensed IP used by it in the Parent Business. The Parent IP constitutes all material Intellectual Property used in or necessary for the conduct of the Parent Business. All issued patents within the Parent-Owned IP are subsisting and, to the Knowledge of Parent, valid and enforceable. To the Knowledge of Parent, Registered Parent IP has been prosecuted in compliance with all applicable legal requirements except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business.

(c)    Parent and each Parent Subsidiary has taken reasonable actions to maintain, protect and enforce its Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, Personal Information and other Confidential Information and to otherwise protect Parent-Owned IP. Neither Parent nor any Parent Subsidiary has disclosed any trade secrets, or, to the Knowledge of Parent, Personal Information or other Confidential Information, in each case, that is material to the business of Parent or any Parent Subsidiary to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secrets, Personal Information and other Confidential Information in accordance with the terms of such confidentiality agreement.

(d)    (i) Since June 5, 2020 and up to the date of this Agreement, there have been no claims filed and served, or, to the Knowledge of Parent, threatened in writing (including email), against Parent or any Parent Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Parent-Owned IP or, to the Knowledge of Parent, material Parent-Licensed IP (other than in the ordinary course of prosecution of any such Parent-Owned IP), or (B) alleging any infringement, violation or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or unsolicited offers to license any Intellectual Property rights from any other person); (ii) to the Knowledge of Parent, the operation of the Parent Business (including the use, development, manufacture, marketing, license, sale, distribution or furnishing of any Parent Products or use of any Parent IP) has not infringed, misappropriated or violated, and does not and will not, infringe, misappropriate or violate, any Intellectual Property rights of other persons or constitute, unfair competition or trade practices under the Laws of any applicable jurisdiction; (iii) to the Knowledge of Parent, no person, including any employee or former employee of Parent or any Parent Subsidiary, has infringed, misappropriated or violated any of the Parent-Owned IP; (iv) none of the Parent-Owned IP or Parent Products is subject to any proceeding, or outstanding order, agreement, settlement or stipulation restricting in any manner the use, enforcement, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by Parent or any Parent Subsidiary of any Parent-Owned IP, or any Parent Product; and (v) neither Parent nor any Parent Subsidiary has not received any formal written opinions of counsel regarding any of the foregoing (ii) – (iv).

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(e)    All employees, independent contractors, consultants or other service providers of Parent and each Parent Subsidiary who have contributed, developed or conceived any material Intellectual Property (i) for or on behalf of Parent or any Parent Subsidiary, or (ii) in the course of and related to his, her or its relationship with Parent or any Parent Subsidiary (in each case a “Parent Contribution”) have executed valid, written agreements with Parent or any Parent Subsidiary, and pursuant to which such persons have irrevocably assigned to Parent or the applicable Parent Subsidiary all of their entire right, title, and interest in and to any Parent Contribution. To the knowledge of Parent, all such assignments are enforceable and fully effective to vest sole and exclusive ownership of any and all Parent Contributions and were made in compliance with all requirements of applicable Law, including if required, a timely agreement formalizing such transfer and payment of remuneration. To the Knowledge of Parent, no current or former officer, employee, consultant or independent contractor of Parent or any Parent Subsidiary: (A) is, nor has been, in violation of any term or covenant of any agreement (including, without limitation, any employment or settlement agreement or stipulation) with any other person, or any order or judgment of any court, arbitrator or other Governmental Authority, by virtue of such employee, consultant or independent contractor being employed by, performing services for, or developing Intellectual Property used by Parent or any Parent Subsidiary; (B) has any right, license, claim or interest whatsoever in or with respect to any material Parent-Owned IP; or (C) has developed any Intellectual Property for Parent or any Parent Subsidiary that is material to Parent and the Parent Subsidiaries, taken as a whole, and is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property.

(f)    All current officers, management employees and technical and professional employees of Parent and any Parent Subsidiary are under written obligation to Parent or such Parent Subsidiary, as applicable, to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment. To the Knowledge of Parent, no past or current officers, management employees and technical or professional employees of Parent or any Parent Subsidiary are in material breach of any such obligations to Parent or any Parent Subsidiary.

(g)    To the Knowledge of Parent, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Parent-Owned IP (except for any such funding or resources that does not result in such Governmental Authority, university, college, other similar institution or research center obtaining ownership rights or a license to such Parent-Owned IP), nor does any such person have any rights, title or interest in or to any Parent-Owned IP.

Section 4.13    Cybersecurity; Data Protection. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) the information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases owned or used by Parent or any of its Subsidiaries (collectively, “Parent IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of Parent nor any of its Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (b) Parent and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures and safeguards designed to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all Parent IT Systems and data (including all personal, personally identifiable, sensitive or confidential data (“Parent Personal Data”)) collected, used, stored or processed in connection with their businesses, and, to the knowledge of Parent during the past three (3) years there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person or entity, nor any incidents under internal review or investigations relating to the same; and (c) Parent and its Subsidiaries are presently in compliance in all material respects with all applicable Laws and Orders, as well as applicable internal policies and contractual obligations of Parent and its Subsidiaries, relating to the privacy and security of Parent IT Systems and Parent Personal Data, and to the protection of such Parent IT Systems and Parent Personal Data from unauthorized use, access, misappropriation or modification.

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Section 4.14    Title to Property and Assets. Except as set forth in the Parent SEC Documents, the properties and assets of Parent and its Subsidiaries (including real property) are respectively owned by them, free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for (i) statutory liens for the payment of current taxes that are not yet delinquent and (ii) liens, encumbrances and security interests that are in the ordinary course of business and do not materially detract from the value of the properties and assets of Parent, taken as a whole. With respect to the property and assets leased by Parent and its Subsidiaries, Parent and its Subsidiaries are in compliance with such leases in all material respects and such leases are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by Parent and its Subsidiaries. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by Parent and its Subsidiaries are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used.

Section 4.15    Taxes. Parent and its Subsidiaries have filed or have obtained currently effective extensions with respect to all federal, state, county, local and foreign Tax returns which are required to be filed by them, such returns are complete and accurate in all material respects and all Taxes shown thereon to be due have been timely paid with exceptions not material to Parent and its Subsidiaries, taken as a whole. No material controversy with respect to Taxes of any type with respect to Parent or any of its Subsidiaries is pending or, to Knowledge of Parent, threatened. Parent and its Subsidiaries have withheld or collected from each payment made to their employees the amount of all material Taxes required to be withheld or collected therefrom and have paid all such amounts to the appropriate taxing authorities when due (including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes). Neither Parent nor any of its Subsidiaries has any material Tax liability relating to income, properties or assets as of the Closing that is not adequately provided for.

Section 4.16    Insurance. Parent and its Subsidiaries maintain insurance of the types and in the amounts that Parent reasonably believes is prudent and adequate for their businesses, all of which insurance is in full force and effect in all material respects. Neither Parent nor any of its Subsidiaries has been refused any insurance coverage sought or applied for by them, and Parent does not have any reason to believe that it will not be able to renew any such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Parent Material Adverse Effect.

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Section 4.17    Labor Matters.

(a)    No material labor dispute exists or, to the Knowledge of Parent, is imminent with respect to any of the employees of Parent or any of its Subsidiaries.

(b)    Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. No executive officer (as defined in Rule 501(f) of the Securities Act) of Parent has notified Parent that such officer intends to leave Parent or otherwise terminate such officer’s employment with Parent. No executive officer of Parent, to the Knowledge of Parent, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject Parent to any liability with respect to any of the foregoing matters.

(c)    Parent and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.18    Transactions with Affiliates

. Except as set forth in the Parent SEC Documents, none of the officers, directors or employees of Parent or any of its Subsidiaries has entered into any transaction with Parent or any of its Subsidiaries that would be or will be required to be disclosed pursuant to Item 404(a) of Regulation S-K of the SEC.

Section 4.19    Healthcare Regulatory Matters.

(a)    Each of Parent and its Subsidiaries and, to the Knowledge of Parent, their respective directors, officers, employees and agents are, and at all times within the last three (3) years have been, in compliance with all applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Parent, taken as a whole. In the past three (3) years, neither Parent nor any of its Subsidiaries has received any written notification, correspondence or any other communication from the FDA or any other Governmental Authority asserting non-compliance by, or liability of, Parent or any of its Subsidiaries under any applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries is a party to nor has any ongoing reporting obligations pursuant to or under any Order by a Governmental Authority or corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority.

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(b)    All clinical or preclinical studies, tests or trials that have been or are being conducted by or on behalf of, or sponsored by, Parent and its Subsidiaries, or in which Parent’s or its Subsidiaries’ products or product candidates have participated, and which have been submitted to the FDA or other Governmental Authority in connection with applications for authorizations from any Governmental Authority, were and, if still pending, are being conducted in compliance in all material respects with all applicable Healthcare Laws. No investigational new drug application filed with or submitted to the FDA or comparable application submitted to any other Governmental Authority by or on behalf of Parent or any of its Subsidiaries has been terminated or suspended, and neither the FDA nor any applicable Governmental Authority or institutional review board has commenced, or to the Knowledge of Parent, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Parent or any of its Subsidiaries.

(c)    To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor, any director, officer, employee or agent of any of Parent or any of its Subsidiaries, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or (iii) committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Parent or any of its Subsidiaries that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Governmental Authority to invoke any similar policy. Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, employee or agent of any of Parent or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Section 335a(a) or any similar applicable Law or authorized by 21 U.S.C. Section 335a(b) or any similar applicable Law. No legal proceeding that would reasonably be expected to result in such a debarment is pending or, to the Knowledge of Parent, threatened against any of Parent or any of its Subsidiaries or to the Knowledge of Parent, any director, officer, employee or agent of any of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee or agent of any of Parent or any of its Subsidiaries, has been debarred, suspended or excluded from participation in any federal health care program or convicted of any crime or, to the Knowledge of Parent, engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program, except as would not reasonably be expected to be material to Parent or any of its Subsidiaries, taken as a whole. No legal proceeding that would reasonably be expected to result in such an exclusion is pending or, to the Knowledge of Parent, threatened against any of Parent or any of its Subsidiaries or to the Knowledge of Parent, any director, officer, employee or agent of Parent or any of its Subsidiaries.

Section 4.20    FDA. As to each product subject to the jurisdiction of the FDA under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”) that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by Parent or any of its Subsidiaries (each such product, a “Pharmaceutical Product”), such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the Parent in material compliance with all applicable requirements under FDCA and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports, except where the failure to be in compliance would not have a Parent Material Adverse Effect. There is no pending, completed or, to Parent’s knowledge, threatened, action (including any lawsuit, arbitration, or legal or administrative or regulatory proceeding, charge, complaint, or investigation) against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries has received any notice, warning letter or other communication from the FDA or any other governmental entity, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Pharmaceutical Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Pharmaceutical Product, (iii) imposes a clinical hold on any clinical investigation by Parent or any of its Subsidiaries, (iv) enjoins production at any facility of Parent or any of its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with Parent or any of its Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by Parent or any of its Subsidiaries, and which, either individually or in the aggregate, would have a Parent Material Adverse Effect. The properties, business and operations of Parent have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA. Parent has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by Parent.

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Section 4.21    Trade Laws.

(a)    To the Knowledge of Parent, Parent is, and since June 5, 2020 has been, in compliance with Trade Laws, including but not limited to applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State, and all equivalent laws, regulations, and orders administered by the relevant authorities in other applicable jurisdictions, in each case except as would not, individually or in the aggregate, be material to Parent, taken as a whole.

(b)    To the Knowledge of Parent, none of Parent nor any of its directors, officers, employees, agents, or any other Persons authorized to act, or acting, on behalf of Parent, (i) is a Sanctioned Person, (ii) has since June 5, 2020, directly or indirectly, engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country in violation of Sanctions.

(c)    To the Knowledge of Parent, Parent is not and has not been under investigation by any governmental authority with respect to any material violation of Trade Laws.

Section 4.22    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.23    Certain Business Practices. Since January 1, 2021, none of Parent, or to the Knowledge of Parent, any directors or officers, agents or employees of Parent, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment in violation of applicable anti-bribery/anti-corruption Laws. Parent has adopted and maintains adequate policies, procedures, and controls to reasonably ensure that Parent has materially complied and is in material compliance with all applicable anti-bribery/anti-corruption Laws.

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Section 4.24    Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Parent Disclosure Schedules), each of Parent and Merger Sub hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Parent, Merger Sub, their respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, Parent or Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, none of Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V

    Covenants Relating to Conduct of Business

Section 5.01    Conduct of Business.

(a)    Conduct of Business by the Company. The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless Parent shall otherwise consent in writing: (i) the Company shall conduct its business in the Ordinary Course of Business in all material respects; and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the current business organization of the Company. By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement, and (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, the Company shall not, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Parent:

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(i)    amend or otherwise change its certificate of incorporation or bylaws;

(ii)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company, provided that (x) the exercise, conversion or settlement of any Company Options, Company RSUs or Company PSUs or (y) grants of Company Options, Company RSUs or Company PSUs that would be permitted by Section 5.01(a)(vii) shall not require the consent of Parent; or (B) any material assets of the Company;

(iii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees or other former service providers upon the terms set forth in the underlying agreements governing such equity securities;

(v)    (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any Person, corporation, partnership, other business organization or any division thereof, (B) acquire any assets, except purchases of supplies in the Ordinary Course of Business, (C) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the Ordinary Course of Business or (D) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company;

(vi)    other than the Transactions as contemplated by this Agreement, enter into or adopt a plan or agreement of reorganization, merger, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution;

(vii)    except to the extent required by a Plan or applicable Law, (A) increase the compensation or severance entitlements of any current or former employee, officer, consultant or director of the Company, (B) make any change to employee compensation, incentives or benefits after the filing of the Form S-4 that would reasonably be expected to require an amendment to the Form S-4 under applicable Law, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation to any current or former employee, officer, consultant or director of the Company, (D) establish, adopt, extend, renew, provide discretionary benefits under, enter into, terminate or amend in any material respect any collective bargaining agreement or Plan, (E) accelerate any rights or benefits (including with respect to any payments, benefits or vesting), or make any material determinations not in the Ordinary Course of Business, under any collective bargaining agreement or Plan, (F) grant any awards under the Company Plans or any other equity or equity-based compensation, (G) hire or engage any officers or employees or (H) knowingly or affirmatively waive any post-employment restrictive covenant with any current or former employee, officer, consultant or director;

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(viii)    enter into any contract or agreement with any union, works council or labor organization covering the Company’s employees;

(ix)    materially amend accounting policies or procedures, other than reasonable and usual amendments in the Ordinary Course of Business or as required by GAAP;

(x)    (A) make, change or revoke any Tax election, (B) amend any material Tax Return or settle or compromise any material United States federal, state, local or non-United States income Tax liability, (C) initiate or enter into any closing or voluntary disclosure agreement with any Tax authority with respect to any amount of Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment for any material amount of Tax relating to the Company, (D) change any method of Tax accounting or annual Tax accounting period, (E) request any private letter or similar Tax ruling, (F) apply for any Tax incentive program or (G) surrender any right to claim a material refund of Taxes or an offset or other reduction in liability for Taxes or refund;

(xi)    (A) enter into any Contract that would have been a Company Material Contract if entered into on the date hereof or (B) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Company Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case except in the Ordinary Course of Business;

(xii)    acquire or lease, or agree to acquire or lease, any real property;

(xiii)    initiate, settle or compromise any Actions or waive any claims or rights of substantial value;

(xiv)    enter into any Contract, understanding or commitment that contains any restrictive covenant or otherwise materially restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business in any geographic area or solicit the employment of any Persons, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xv)    (x) adopt, approve, modify or amend in any material respect any plan or program with a Development Partner relating to the development or commercialization of any Company Product, including any decision or action with respect thereto that is subject to joint governance approval with any such Development Partner, or make any material and binding proposal or commitment to a Development Partner regarding the adoption, approval, modification or amendment of any such plan or program, (y) initiate any new pre-clinical or clinical trials, or (z) fund or agree to fund any clinical trial sponsored by another Person or any expansion of a clinical trial sponsored by another Person;

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(xvi)    make or agree to make, any capital expenditure that, in the aggregate, are in excess of $25,000, except as required under Contracts disclosed under this Agreement; or

(xvii)    enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(b)    Conduct of Business by Parent. Except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement or (2) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), Parent and Merger Sub shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed):

(i)    amend or otherwise change its or Merger Sub’s certificate of incorporation or bylaws;

(ii)    (A) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of the Parent Common Stock, except for repurchases made in the Ordinary Course of Business with respect to of equity awards issued by Parent; (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends or other distributions made by any direct or indirect wholly-owned Subsidiary of Parent to Parent or one of its other wholly-owned Subsidiaries; or (C) other than as set forth on Section 5.01(b)(ii) of the Parent Disclosure Schedules, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than the withholding of Parent Common Stock to satisfy the exercise price and/or Tax obligations with respect to awards granted pursuant to any Parent Stock Plan;

(iii)    take any action where such action would have an Effect described in clause (b) of the definition of Parent Material Adverse Effect;

(iv)    acquire another business or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, (A) require the financial statements of such acquired Person or business to be incorporated within the Form S-4 under Regulation S-X of the Securities Act, or (B) otherwise prevent, materially delay or materially impair the consummation of the Merger; or

(v)    enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

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(c)    Notifications. The Company and Parent shall promptly advise the other in writing of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (except with respect to the matters covered by, and subject to, Section 6.03 which shall instead be governed by the terms thereof); (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement and that relate to the consummation of the transactions contemplated by this Agreement; (iv) any inaccuracy in any representation or warranty made by it in this Agreement; or (v) the definitive failure of any condition set forth in Article VII to be satisfied; provided that the Company shall notify Parent no later than one (1) Business Day after becoming aware of: any actual or potential Security Incident occurring after the date of this Agreement; provided, further, that the failure by a party to provide the notice required under this clause (v) shall not constitute a breach of covenant for purposes of Articles VII and VIII of this Agreement; provided that the delivery of any notice pursuant to this Section 5.01(c) shall not (i) cure any breach of, or noncompliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

(d)    No Control of Operation. Nothing contained herein shall give to Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, Parent shall exercise, consistent with and subject to the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

(e)    Company Cash Reports. Between the date of this Agreement and the Closing Date, the Company shall provide in good faith an unaudited monthly report setting forth the Company’s good faith estimate of the Company Net Cash Amount expected at Closing, (the “Company Cash Report”), which shall be delivered within ten (10) days after the end of each calendar month, or such longer period as the parties may agree to in writing; provided that the failure to provide any such Company Cash Report within such ten (10) day period shall not be deemed a breach of this Section 5.01(e) for purposes of Section 7.2(b).

Section 5.02    Company Takeover Proposals; Company Change in Recommendation.

(a)    Termination of Existing Discussions. As of the date hereof, the Company shall, and shall cause each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent or Merger Sub) regarding any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. Notwithstanding anything to the contrary, contained herein, including this Section 5.02, the Company shall promptly (and in any event within five (5) Business Days following the date hereof) request that each such Person in possession of nonpublic information that was furnished by or on behalf of the Company in connection with its consideration of any potential Company Takeover Proposal return or destroy all such nonpublic information heretofore furnished to such Person or its Representatives and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

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(b)    Prohibition on Soliciting Activities. Except as permitted by Section 5.02(c) or in connection with the platform divestiture, the Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any Company Takeover Proposal, or (iii) engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such Person to make a Company Takeover Proposal, furnish any nonpublic information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company to, or otherwise cooperate in any way with, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal; provided, that, the Company may contact the Person that has made an offer, proposal or indication of interest solely for the purpose of informing such Person about the terms and conditions of this Section 5.02(b).

(c)    Discussions Permitted in Certain Circumstances. Before receipt of the Company Stockholder Approval, the Company and its Representatives may, directly or indirectly through any Representative, to the extent that the failure to do so would reasonably be expected to be a breach of the fiduciary duties of the Company Board under applicable Law, as determined in good faith by the Company Board after consultation with the Company’s financial advisor and outside legal counsel, in response to a bona fide written Company Takeover Proposal that (x) the Company Board (or a duly formed committee thereof) determines, in good faith, after consultation with the Company’s financial advisor and outside legal counsel, is reasonably likely to result in a Superior Company Proposal and (y) that was not solicited by the Company and that did not otherwise result from a material breach of this Section 5.02, and subject to compliance in all material respects with Section 5.02(f) (Required Notices), (i) participate in discussions and negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding any Company Takeover Proposal and (ii) furnish to such Person and its Representatives (including its potential financing sources) any information (including non-public information) related to the Company, and provide access to the Company’s assets, properties and business facilities. Prior to engaging in any such discussions or negotiations with such Person, the Company shall enter into an Acceptable Confidentiality Agreement with such Person in respect of such Company Takeover Proposal. The Company shall provide to Parent copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or Made Available) that is made available to any such Person before or substantially concurrently with the time it is provided or made available to such Person. The Company shall not furnish any nonpublic information or participate in any discussions or negotiations with any Person pursuant to this Section 5.02(c) unless the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action, which notice shall include the identity of such Person, a true and complete copy of the most current version of any applicable unsolicited request or Company Takeover Proposal (including any proposed agreement or other offer documents) and a true and complete copy of such Acceptable Confidentiality Agreement; provided, however, the identity of such Person need not be disclosed to Parent if providing such information would violate the terms of a confidentiality agreement in effect prior to the date of this Agreement. The terms and existence of any such unsolicited request or Company Takeover Proposal shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement.

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(d)    Company Recommendation. Except as permitted by Section 5.02(e), the Company shall cause the Joint Proxy Statement/Prospectus to include the recommendation of the Company Board to the Company’s stockholders that they give the Company Stockholder Approval (the “Company Recommendation”). Except as permitted by Section 5.02(e), the Company Board shall not (i) fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal shall be considered an amendment or adverse modification), (ii) approve, adopt, endorse, recommend or otherwise declare advisable (or publicly propose to approve, adopt, endorse, recommend or otherwise declare advisable) a Company Takeover Proposal, (iii) (1) fail to publicly recommend against any Company Takeover Proposal within ten (10) Business Days after such Company Takeover Proposal is made public (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such Company Takeover Proposal is made at least five (5) Business Days prior to the Company Stockholders Meeting), or (2) fail to reaffirm the Company Recommendation within ten (10) Business Days after any written request by Parent to do so after a Company Takeover Proposal shall have been publicly announced or shall have become publicly known (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such request is made at least three (3) Business Days prior to the Company Stockholders Meeting), it being understood and agreed that, other than requests for reaffirmation made by Parent within two (2) Business Days of the date that a Company Takeover Proposal first becomes public, Parent shall be entitled to request a reaffirmation of the Company Recommendation on a maximum of two (2) occasions or (iv) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing in clauses (i) through (iv), a “Company Recommendation Change”).

(e)    Change in Recommendation Permitted in Certain Circumstances. At any time prior to receipt of the Company Stockholder Approval, if the Company has complied with all of its obligations in all material respects under this Section 5.02, and the Company Board receives a Superior Company Proposal, and as a result thereof the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company Board may make a Company Recommendation Change. Notwithstanding the foregoing, the Company Board shall not make a Company Recommendation Change or approve or recommend any Superior Company Proposal pursuant to this Section 5.02(e) unless: (x) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action but in any event not less than three (3) Business Days before taking such action, which notice shall include, in the case of a Superior Company Proposal, the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents), (y) for three (3) Business Days following delivery of such notice, the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (z) if the proposed Company Recommendation Change is in response to a Superior Company Proposal, Parent does not make, within such three (3) Business Day period, an offer (not subsequently withdrawn) that causes the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal, as determined by the Company Board in good faith after consulting with the Company’s financial advisor and outside legal counsel, as such Superior Company Proposal (it being understood that any (a) amendment to the financial terms or (b) material amendment to the other material terms of any such Superior Company Proposal shall require a new written notice from the Company and an additional two (2) Business Day period that satisfies this Section 5.02(e)).

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(f)    Required Notices. The Company promptly, and in any event within one Business Day, shall advise Parent in writing of any bona fide Company Takeover Proposal, any inquiry that would reasonably be expected to lead to, any Company Takeover Proposal, or any request for non-public information reasonably expected to be in contemplation of a Person making a bona fide Company Takeover Proposal, the identity of the Person making any such Company Takeover Proposal, inquiry or request and the material terms of any such Company Takeover Proposal, inquiry or request. The Company shall (i) keep Parent informed reasonably current basis of the status of any such Company Takeover Proposal, inquiry or request, including notifying Parent within one (1) Business Day of the occurrence of any changes to the terms thereof and discussions and negotiations relating thereto and (ii) provide to Parent promptly (and in any event within one (1) Business Day) after receipt or delivery thereof copies of all offers or proposals and drafts of proposed letters of intent, memoranda of understanding, merger agreements, acquisition agreements or other Contracts related thereto and all other material correspondence or written materials related thereto sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to the Person making any Company Takeover Proposal in connection with any such Company Takeover Proposal.

(g)    Disclosures under Law. Nothing in this Agreement shall prohibit the Company Board from (A) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d‑9 promulgated under the Exchange Act, including a customary “stop, look and listen” communication by the Company Board to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) complying with the Company’s disclosure obligations under U.S. federal or state Law or other applicable Law with regard to a Company Takeover Proposal; or (D) making any disclosure to the Company shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to cause a breach of its fiduciary duties under applicable Law; provided that in each case of the foregoing clauses (A) through (D) (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act) such disclosure does not modify or qualify the Company Recommendation in a manner adverse to Parent or Merger Sub.

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(h)    The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

(i)    Certain Definitions. For purposes of this Agreement:

“Company Takeover Proposal” means, other than with respect to the Transactions, any offer or proposal by any Person (other than a proposal or offer by Parent or any of its Affiliates) concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company, pursuant to which such Person (or the stockholders of such Person) would own 15% or more of the assets, revenues or net income of the Company, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of the Company) representing 15% or more of the assets, revenues or net income of the Company, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) transaction or series of transactions, including any tender offer or exchange offer, in which any Person (or the stockholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

“Superior Company Proposal” means a bona fide written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” shall be replaced by “50% or more”), on its most recently amended or modified terms, if amended or modified, for which the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be (i) more favorable to the holders of shares of Company Common Stock than the Transactions (taking into account all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal to the extent in a form that could be accepted)) and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

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ARTICLE VI

    Additional Agreements

Section 6.01    Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meeting.

(a)    As soon as practicable following the date of this Agreement, but in any event within twenty (20) Business Days following the date of this Agreement (to the extent practicable), Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form and Parent shall prepare (with the cooperation of the Company) and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and each of the Company and Parent shall cooperate with each other and use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto; provided, that consistent with the foregoing, Parent and the Company shall use their good faith efforts to make the initial filing of the Form S-4 within ten (10) Business Days following the date of this Agreement, it being understood and agreed that the failure to make such filing within such ten (10) Business Day period shall not be deemed to be a breach of this Agreement for any purpose. Each of the Company and Parent shall cooperate with each other and use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders and the Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and under the Company Plans and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Plans as may be reasonably requested in connection with any such action. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger. Each party shall give each other party an opportunity to participate in any discussions or meetings such party has with the SEC in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger. Notwithstanding the foregoing, before filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock included in the Merger Consideration for offering or sale in any jurisdiction, and each of Parent and the Company shall use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Parent and the Company shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the Share Issuance.

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(b)    If before the Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and Form S-4 and, as required by law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(c)    If before the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(d)    The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Company Stockholders Meeting”) for the purpose of, among other things, seeking the Company Stockholder Approval. The Company shall use reasonable best efforts to: (x) cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act; (y) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger; and (z) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the withdrawal or modification by the Company Board of its approval or recommendation of this Agreement or the Merger.

(e)    Parent shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Parent Stockholders Meeting”) for the purpose of, among other things, seeking from the holders of Parent Common Stock proxies in favor of the approval of the Share Issuance. Parent shall use reasonable best efforts to: (x) cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act; (y) solicit from the holders of Parent Common Stock proxies in favor of the Share Issuance; and (z) take all other actions necessary or advisable to secure the vote or consent of the holders of Parent Common Stock required by applicable Law to obtain such approval.

(f)    Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholders Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholders Meeting (including, if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to the stockholders of the Company or otherwise made available to the stockholders of the Company by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

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(g)    Notwithstanding anything to the contrary in this Agreement, Parent will be permitted to postpone or adjourn the Parent Stockholders Meeting if (i) there are holders of insufficient shares of the Parent Common Stock present or represented by proxy at the Parent Stockholders Meeting to constitute a quorum at the Parent Stockholders Meeting; (ii) Parent is required to postpone or adjourn the Parent Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Parent Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Parent Stockholders Meeting (including, if the Parent Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of Parent sufficient time to evaluate any information or disclosure that Parent has sent to the stockholders of Parent or otherwise made available to the stockholders of Parent by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

Section 6.02    Access to Information; Confidentiality. The Company shall afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other Representatives of Parent, reasonable access during normal business hours during the period before the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company. This Section 6.02 shall not require the Company to permit any access, or to disclose any information, that in the reasonable judgment of such party would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information (provided, that each party shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit such access or disclosure without the loss of such privilege) or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a Governmental Authority alleging that providing such information violates antitrust Law. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld and use reasonable best efforts to provide appropriate alternative disclosure. All information exchanged pursuant to this Section 6.02 shall be subject to the Mutual Confidentiality Agreement dated February 22, 2023 between the Company and Parent (the “Confidentiality Agreement”). Any access to the Company’s properties shall be subject to the terms of the Company’s Leases and the Company’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing.

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Section 6.03    Reasonable Best Efforts; Notification.

(a)    Upon the terms and subject to the conditions set forth in this Agreement (and without limiting the rights of the Company and the Company Board under Section 5.02), each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled, (ii) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority, (iii) obtain all necessary consents, approvals or waivers from third parties, (iv) defend any Action challenging this Agreement or any Ancillary Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (v) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement or the Ancillary Agreements; provided, that, in connection with any of the foregoing clauses (i) through (iv), Parent and the Company (x) shall not be obligated to and (y) shall not agree to (A) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payment) or concede anything of monetary or economic value or (B) amend, supplement or modify any contract in any manner that would be adverse to the interest of the Company or, after the Merger, Parent and its Subsidiaries, in each case in subpart (y), without the prior written consent of Parent.

(b)    Without limiting the generality of anything contained in this Section 6.03, from the date hereof until the Effective Time or the termination or this Agreement in accordance with its terms, each of the Company and Parent (on its and Merger Sub’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Authority or brought by a third party before any Governmental Authority, in each case, with respect to the transactions contemplated by this Agreement, (iii) keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any communication to or from the FTC, DOJ or any other Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) subject to an appropriate confidentiality agreement or other legal obligation to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Authority or by applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by this Agreement, each party shall provide advance notice of and permit authorized Representatives of the other party to be present at each meeting or conference, including any virtual or telephonic meetings, relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding; provided, however, that materials required to be provided pursuant to this Section 6.03(b) may be redacted (A) to remove references concerning the valuation of Parent, Merger Sub, the Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Authority, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings for the transactions contemplated by this Agreement.

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Section 6.04    Employee Matters.

(a)    The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate the employment of each employee, consultant or independent contractor of the Company, effective as of the Effective Time, and the Company shall cause any and all amounts owed to each employee, consultant or independent contractor of the Company to be settled in full prior to the Effective Time, including but not limited to any and all accrued but unpaid wages, vacation, PTO, bonus, or other compensation.

(b)    The Company, in accordance with applicable Law (including, without limitation, the Code, including Code Section 409A, U.S. Treasury Regulations and ERISA), shall terminate (or cause to be terminated) immediately prior to the Effective Time, the Company 2020 Plan, as amended, the Company ESPP, and any Plans providing for deferred compensation and/or health and welfare benefits, subject to and contingent upon the consummation of the Transactions.

(c)    The Company will provide to Parent, by no later than five (5) days prior to the Closing Date, an analysis demonstrating a reasonable estimate of the amounts, if any, that could be received (whether in cash, property or the vesting of property) by a “disqualified individual” from the Company or any of its Affiliates that could reasonably be expected to be characterized as an “excess parachute payment” (as such terms are defined for purposes of Section 280G of the Code).

(d)    The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate (or terminate its participation in), effective no later than the day immediately preceding the Closing Date, any Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (“Company DC Plans”) that it sponsors or which its employees participate in and take all other actions necessary or advisable to terminate such Company DC Plans, effective no later than the date immediately preceding the Closing Date. For the avoidance of doubt, no Company DC Plans shall be continued or assumed by Parent or Merger Sub and no Company DC Plans shall be merged into any qualified retirement plans sponsored by Parent or Merger Sub and Company must take all action necessary to ensure that no Company DC Plan is required to be merged.

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Section 6.05    Indemnification.

(a)    Parent and Merger Sub agree that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring before the Effective Time in favor of the current or former directors or officers of the Company (each, an “Indemnified Party”) as provided in their respective certificates of incorporation, by-laws, other organizational documents, all agreements for indemnification, exculpation of liability or advancement of expenses, in each case as in effect on the date hereof shall survive the Merger and shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties for a period of not less than six (6) years after the Effective Time. If any claims for indemnification or exculpation are asserted or made within such period, all rights to indemnification or exculpation in respect of such claims shall continue until the final disposition of such claims. The Company shall obtain, at its sole cost and expense (such aggregate expense the “D&O Insurance Expense”), and Parent and the Surviving Corporation shall cause to be maintained, for a period of not less than six (6) years after the Effective Time, an irrevocable “tail” insurance policy of the Company’s current directors’ and officers’ insurance (the “D&O Insurance”) for all Persons who are directors and/or officers of the Company on the date of this Agreement and are covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts not materially less favorable to such insured persons than those of the D&O Insurance in effect on the date of this Agreement (such policy, the “D&O Tail Insurance”). If the D&O Tail Insurance is terminated or canceled during such six (6)-year period, Parent shall use reasonable efforts to cause to be obtained D&O Insurance for the remainder of such period on terms and conditions no less advantageous than the existing D&O Insurance; provided, however, that the aggregate premiums paid by the Parent to obtain such D&O Insurance shall not exceed the D&O Insurance Expense prorated for the applicable period (the “Parent D&O Obligation Amount”), and if the aggregate premiums of such coverage exceeds the Parent D&O Obligation Amount, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding the Parent D&O Obligation Amount.

(b)    From and after the Effective Time, to the fullest extent permitted by Law and the Company Organizational Documents (as in effect on the date hereof), Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, liabilities and reasonable out of pocket expenses (including reasonable and documented attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld, conditioned or delayed)) (collectively, “Losses”), as incurred (subject to the execution by such Indemnified Parties of appropriate undertakings in favor of the indemnifying party to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under this Section 6.05(b)), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Action or investigation, in respect of actions or omissions occurring at or before the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company, including in respect of this Agreement, any Ancillary Agreement, the Merger and the other Transactions; provided, however, that an Indemnified Party shall not be entitled to indemnification under this Section 6.05(b) to the extent prohibited by Law.

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(c)    The provisions of this Section 6.05 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The obligations set forth in this Section 6.05 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 6.05 and their heirs and representatives, without the prior written consent of such affected Indemnified Party or other person.

(d)    If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.05.

Section 6.06    Fees and Expenses.

(a)    Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except for expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4 shall be shared equally by Parent and the Company.

(b)    The Company shall pay to Parent a nonrefundable fee of $600,000 if: (i) this Agreement is terminated by Parent pursuant to Section 8.01(c)(ii) or Section 8.01(c)(iii) (in each case, without the Company Stockholder Approval having been previously obtained); or (ii) (A) this Agreement is terminated by the Company pursuant to Section 8.01(b)(i), (B) after the date of this Agreement and prior to such valid termination, a Company Takeover Proposal shall have been publicly announced or otherwise been communicated to the Company Board or the Company’s shareholders and not abandoned, and (C) within twelve (12) months following the date of such valid termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders a Company Takeover Proposal or a Company Takeover Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Takeover Proposal shall be deemed to be a reference to “50%”). Any fee due under this Section 6.06(b) shall be paid by wire transfer to the account designated by Parent in writing of same-day funds within two (2) Business Days of the date of termination of this Agreement (except that in the case of termination pursuant to clause (ii) above such payment shall be made on the earlier of the date of execution of the definitive agreement, recommendation to the Company’s stockholders or consummation of such transaction). In no event shall the Company be required to pay the fee set forth in this Section 6.06(b) on more than one occasion.

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(c)    In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(iii), then the Company shall reimburse Parent and Merger Sub for all their documented out-of-pocket expenses, including all fees and expenses of counsel, financial advisers, accountants, consultants and other advisers, actually incurred in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions (the “Company Reimbursement Payment”); provided that the maximum amount of such Company Reimbursement Payment shall in no event exceed $400,000; provided, further that no Company Reimbursement Payment shall be due if the Company is obligated to make any payment under or has previously made any payment due under Section 6.06(b). If Parent shall be entitled to a Company Reimbursement Payment, such Company Reimbursement Payment shall be paid by wire transfer to the account designated by Parent in writing of same-day funds within five (5) Business Days following the Company’s receipt of invoices or written documentation supporting Parent’s request for a Company Reimbursement Payment.

(d)    In the event this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(iv), then Parent shall reimburse the Company for all its documented out-of-pocket expenses, including all fees and expenses of counsel, financial advisers, accountants, consultants and other advisers, actually incurred in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions (the “Parent Reimbursement Payment”); provided that the maximum amount of such Parent Reimbursement Payment shall in no event exceed $450,000. If the Company shall be entitled to a Parent Reimbursement Payment, such Parent Reimbursement Payment shall be paid by wire transfer to the account designated by the Company in writing of same-day funds within five (5) Business Days following Parent’s receipt of invoices or written documentation supporting the Company’s request for a Parent Reimbursement Payment.

(e)    Notwithstanding anything to the contrary contained herein, if this Agreement is terminated and Parent is entitled to receive a fee or reimbursement under Section 6.06(b) or Section 6.06(c) or the Company is entitled to receive reimbursement under Section 6.06(d), Parent’s or the Company’s right to receive such fee or reimbursement, as applicable, shall be the sole and exclusive remedy of Parent or the Company and their respective Related Persons against the other party or any of its Related Persons, and Parent and the Company shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the Transactions to be consummated and (ii) any breach by the other party of its obligation to consummate the Transactions or any representation, warranty, covenant or agreement set forth herein or in this Agreement or any Ancillary Agreement; provided that the foregoing shall not limit any liability for a Willful Breach to the extent provided in Section 8.02. Upon payment by the Company or Parent of such fee and expenses, neither the Company, Parent nor any of their respective Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any Ancillary Agreement or any of the Transactions, and in no event shall Parent and the Company (and Parent and the Company shall ensure that their respective Related Persons do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy under Section 9.10 (Enforcement) or otherwise) of any kind, in connection with this Agreement or any Ancillary Agreement or any of the Transactions (except, in the case of a Willful Breach, to the extent provided in Section 8.02). The parties agree that the agreements contained in this Section 6.06(e) are an integral part hereof and that the fees payable pursuant to this Section 6.06 constitute liquidated damages and not a penalty.

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Section 6.07    Public Announcements. The initial press release with respect to the execution and delivery of this Agreement and the Merger shall be a joint press release reasonably acceptable to the Company and Parent. Thereafter, Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree that no public release, statement, announcement or other disclosure concerning the Merger and the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed) except (i) to the extent required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, or (ii) in connection with any public statement, as determined by the Company Board in good faith after consultation with the Company’s financial advisor and outside legal counsel discretion and made in compliance with Section 5.02, regarding a Superior Company Proposal.

Section 6.08    Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 6.09    Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and under the Company Plans to be approved for listing on the Nasdaq, subject to official notice of issuance, before the Closing Date.

Section 6.10    Delisting. To the extent requested by Parent, prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to enable the delisting of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.11    Tax Matters.

(a)    Parent makes no representations or warranties to the Company, its stockholders, or any other Person regarding the Tax treatment of the Merger or the other transactions contemplated by this Agreement. The Company acknowledges that it is the responsibility of the Company and its stockholders to seek Tax advice from their own Tax advisors regarding the Tax treatment to the Company and its stockholders of the Merger and the other transactions contemplated by this Agreement.

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(b)    The Company shall deliver to Parent prior to the Closing, (i) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than 30 days prior to the Closing Date and signed by an executive officer of the Company, certifying that the equity interests in the Company are not “United States real property interests” (as defined in Section 897(c)(1) of the Code) and (ii) a copy of a duly executed and completed notification, which the Company shall timely mail to the IRS after Closing, regarding such certificate in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(c)    Each of the parties to this Agreement shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, and any Proceeding related to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)    Amended Returns. Without the written consent of Parent (which consent may be denied for any reason), neither the Company, Company Affiliate or stockholder of Company shall cause or permit the Company or any Subsidiary to (i) amend, file, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return of the Company or Subsidiary for any Pre-Closing or Straddle Tax Period, or (ii) make any Tax election that has retroactive effect to any Pre-Closing or Straddle Tax Period.

Section 6.12    Transaction Litigation. In the event that any litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company, any members of the Company Board or any Affiliate of the Company from and following the date of this Agreement (such litigation, “Company Transaction Litigation”), the Company shall promptly notify Parent of such Company Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation; provided that the Company shall in any event control such defense in its sole discretion and the disclosure of information to Parent in connection therewith shall be subject to the provisions of Section 6.02; provided, further, that the Company shall not settle or agree to settle any Company Transaction Litigation without prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.13    Parent Board. Prior to the Effective Time, Parent shall take all such action as may be necessary to cause the number of directors comprising the Parent Board as of immediately following the Effective Time to consist of nine (9) directors, including Shawn Cross.

Section 6.14    Section 16 of the Exchange Act. Parent, the Company and the Company Board (or duly formed committees thereof consisting or non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, each take all such actions as may be considered necessary or advisable to cause the Transactions and any other dispositions of equity securities of the Company (including Company Common Stock and any derivative securities) or acquisitions of equity securities of Parent (including any derivative securities) in connection herewith by any individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

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Section 6.15    Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the Transactions, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section 6.16    Resignations. The Company shall cause each director of the Company to resign in such capacity, with such resignations to be effective as of the Effective Time.

Section 6.17    Company Net Cash Amount Closing Schedule. Not less than four (4) (but no more than seven (7)) days prior to the Closing Date the Company shall deliver to Parent the Company’s good faith calculations of the Company Net Cash Amount as of the Closing Date (the “Company Net Cash Amount Closing Schedule”), prepared and certified by the Company’s Chief Financial Officer, in form and substance reasonably acceptable to Parent. The Company shall make available to Parent, as requested by Parent, the work papers and back-up materials used or useful in preparing the Company Net Cash Amount Closing Schedule.

Section 6.18    Platform Divestiture. Notwithstanding any other provision in this Agreement, Parent and the Company agree that the Company may, without the prior written consent of Parent, sell, assign, license, or otherwise dispose of, in one (1) or more transactions, some or all of the Company Platform Assets at any time prior to or concurrently with, the Closing (each a “Company Platform Divestiture”). Prior to execution of a definitive agreement with respect to a Company Platform Divestiture, the Company shall either (a) provide advance written notice to Parent that reasonably evidences that such Company Platform Divestiture (i) will close prior to or concurrent with, the Closing and (ii) will not impose indemnification or similar post-closing obligations or liabilities on the Company or its Affiliates or (b) obtain the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Prior to the Effective Time, the Company shall either (i) transfer or sell IND 148165 for AMT-101 in the indication of Irritable Bowel Disease (“IND 148165”) in connection with a Company Platform Divestiture, or (ii) if IND 148165 is not transferred or sold in connection with a Company Platform Divestiture, then the Company shall withdraw IND 148165.

Section 6.19    Terminations. The Company shall terminate any Contracts reasonably requested by Parent, and pay any outstanding amounts under such Contracts, including any applicable termination fees, at or prior to the Effective Time. In the event that, in the reasonable determination of the Company, it would be impracticable or impossible to terminate any such Contract at or prior to the Effective Time, the expected cost to terminate such Contract (as reasonably determined by the mutual agreement of the Company and Parent and including (a) the aggregate amount of any outstanding amounts under such Contract and (b) any applicable termination fees), shall be included as a liability in the calculation of the Company Net Cash Amount. Notwithstanding anything herein to the contrary, the Company’s failure to terminate a Contract prior to the Effective Time shall not be deemed a breach of this Section 6.19 for purposes of Section 7.02(b).

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ARTICLE VII

    Conditions Precedent

Section 7.01    Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Company Shareholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b)    Parent Shareholder Approval. Parent shall have obtained the Requisite Parent Vote for the Share Issuance.

(c)    Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under any applicable antitrust laws shall have been terminated or shall have expired. Any consents and filings under any foreign antitrust law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.

(d)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(e)    Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement and under the Company Plans shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(f)    Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Actions by a Governmental Authority seeking a stop order.

Section 7.02    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Company in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization) (other than paragraphs (c), (d) and (e) thereof), Section 3.04 (Authority Relative to this Agreement; Execution; Enforceability), Section 3.09 (Absence of Certain Changes or Events) (subparagraph (c) only), Section 3.10 (Absence of Litigation) and Section 3.26 (Brokers) shall be true and correct in all material respects (except, in the case of Section 3.03 (Capitalization), for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date); and (ii) each other representation and warranty of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

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(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)    Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have been a Company Material Adverse Effect that is continuing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.03    Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Parent in Section 4.01 (Organization, Standing and Power), Section 4.04 (Capitalization), Section 4.05 (Authority Relative to this Agreement; Execution; Enforceability), Section 4.10 (Absence of Certain Changes or Events) (subparagraph (c) only) and Section 4.13 (Brokers) shall be true and correct in all material respects (except, in the case of Section 4.04 (Capitalization), for de minimis inaccuracies), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date); and (ii) each other representation and warranty of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date, except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect contained therein) that would not have a Parent Material Adverse Effect. Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub to such effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c)    Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have been any Parent Material Adverse Effect that is continuing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

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Section 7.04    Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

    Termination, Amendment and Waiver

Section 8.01    Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Requisite Parent Vote:

(a)    by mutual written consent of Parent, Merger Sub and the Company;

(b)    by either Parent or the Company:

(i)    if the Merger is not consummated on or before December 31, 2023 (the “Outside Date”); provided, however, that no termination may be made under this Section 8.01(b)(i) if the failure to close by the Outside Date shall be caused by the action or inaction of the party seeking to terminate this agreement and such action or inaction is a material breach by such party of its obligations under this Agreement;

(ii)    if any Governmental Authority issues a permanent injunction, order, decree, judgment or ruling, enacts any statute or regulation or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) will not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, order, decree judgment or ruling;

(iii)    if, upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; except that the right to termination this Agreement pursuant to this Section 8.01(b)(iii) will not be available to the Company if the Company’s action or failure to act (which action or failure to act constitutes a breach by such party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Company Stockholder Approval;

(iv)    if, upon a vote at a duly held meeting to obtain the Requisite Parent Vote, the Requisite Parent Vote is not obtained; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(iv) will not be available to Parent if Parent’s action or failure to act (which action or failure to act constitutes a breach by Parent of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Parent Vote.

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(c)    by Parent:

(i)    if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(c) and (B) cannot be or has not been cured within thirty (30) days after the giving of written notice to the Company of such breach (provided that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.01(c)(i) at any time during which the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied);

(ii)    if the Company makes a Company Recommendation Change; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(c)(ii) if the Company Stockholder Approval is obtained prior to such termination; or

(iii)    if the Company has committed a Willful Breach of its obligations under Section 5.02; provided that Parent shall no longer be entitled to terminate this Agreement under this Section 8.01(c)(iii) if the Company Stockholder Approval is obtained prior to such termination.

(d)    by the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent of such breach (provided that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.01(d) at any time during which the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied).

Section 8.02    Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination; provided, however, that, the termination of this Agreement shall not relieve any party from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision hereof occurring prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity. The parties hereby agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.01 in accordance with its terms.

Section 8.03    Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto by execution of an instrument in writing signed on behalf of each Parent, Merger Sub and the Company; provided, however, that after receipt of the Company Stockholder Approval or Requisite Parent Vote, there shall be made no amendment that by law requires further approval by the stockholders of the Company or Parent, as the case may be, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

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Section 8.04    Extension; Waiver. At any time and from time to time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by Law, no extension or waiver by the Company or Parent shall require the approval of the stockholders of the Company or of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

Section 8.05    Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement before the Effective Time shall not require the approval of the stockholders of the Company or the stockholders of Parent.

ARTICLE IX

    General Provisions

Section 9.01    Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance or compliance, in whole or in part, after the Effective Time.

Section 9.02    Notices. Any notices, requests, claims, demands and other communications under this Agreement required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

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(a)    if to Parent or Merger Sub, to

Attention:

Cyclo Therapeutics, Inc.

p6714 NW 16th Street, Suite B

Gainesville, FL 32653

Attn: N. Scott Fine

Email: [***]

with a copy to (which shall not constitute notice):

Fox Rothschild LLP

101 Park Avenue, 17th Floor

New York, NY 10178

Attn: Alison Newman

Phone: [***]

Email: [***]

(b)    if to the Company, to

Applied Molecular Transport Inc.

Attn: Shawn Cross; Brandon Hants

Email: [***]; [***]

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA

Attn: Michael Coke

Phone: [***]

Email: [***]

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attn: Robert T. Ishii

Email: [***]

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas

40th Floor

New York, NY 10019

Attn: Jackie Hamilton

Email: [***]

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Section 9.03    Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an agreement executed, delivered and effective after the date of this Agreement, containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that the provisions contained therein are no less favorable in any material respect to the Company than the provisions of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Company Takeover Proposal); provided, further, that an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting the Company from satisfying its obligations hereunder or (iii) requiring Company to pay or reimburse the counterparty’s fees, costs or expenses.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Company Voting Agreements and the other agreements and instruments executed and delivered in connection with this Agreement.

“Breach” shall have the meaning given to it under HIPAA.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium), that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by the Company.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, New York.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, and telecommunications networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used or held for use in the conduct of the Company Business.

“Cash and Cash Equivalents” means all cash and cash equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company Financial Statements (including any related notes) contained or incorporated by reference in the Company SEC Documents.

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“Code” means the U.S. Internal Revenue Code, as amended.

“Company Business” means the business of the Company as currently conducted and currently proposed by the Company to be conducted as of the date hereof.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as adopted June 9, 2020, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company dated June 9, 2020, as such may have been amended, supplemented or modified from time to time.

“Company Common Stock” means each share of common stock, par value $0.0001 per share, of the Company.

“Company ESPP” means the Company’s 2020 Employee Stock Purchase Plan.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company.

“Company Material Adverse Effect” means any change, event, circumstance, effect or occurrence (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Company Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which the Company operates, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyber outages or declaration or escalation of war or force majeure event, (iii) changes in Law or interpretation thereof , (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by the Company that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 3.05, (vii) actions taken at the written request of Parent or not taken at the written request of Parent (only to the extent such action or inaction is in compliance with Parent’s request), or (viii) any declines in the trading prices of the Company Common Stock, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent permitted by this definition and not otherwise excepted by another clause of this proviso; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact the Company, taken as a whole, as compared to other companies operating in the same industry or therapeutic areas.

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“Company Net Cash Amount” means, as of the Effective Time, without duplication, (a)  the Company’s Cash and Cash Equivalents (excluding, for the avoidance of doubt, all amounts payable to the Company in connection with that certain One Tower Place Lease dated December 18, 2016 (the “One Tower Lease”) and Sublease dated September 21, 2021 (collectively, with the One Tower Lease, the “One Tower Lease and Sublease”)), plus (b) the security deposit held by the landlord pursuant to the One Tower Lease, minus (c) the sum of the Company’s short and long term liabilities, including but not limited to accounts payable and accrued expenses and promised but unpaid capital expenditures (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s audited Financial Statements and the Company balance sheet to the extent consistent with GAAP, but excluding all liabilities of the Company in connection with the One Tower Lease and Sublease, minus (d) the amount of all fees and expenses incurred by the Company in connection with the transactions contemplated by this Agreement, including for the avoidance of doubt any transaction expenses of the Company, to the extent unpaid as of the Closing, minus (e) the cash cost of any unpaid change of control payments or severance, termination or similar payments pursuant to a Contract, plan or applicable Law that are or become due to any current or former employee, director or independent contractor of the Company, or any other third party arising out of, relating to, or in connection with the occurrence of the Closing, including, for the avoidance of doubt, any amounts to be paid pursuant to the amounts described in Section 6.04(a) or under the Senior Executive Change in Control and Severance Policy, minus (f) the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of the Company as of the Closing Date, minus (g) all payroll, employment or other withholding Taxes incurred by or on behalf of the Company in connection with any payment amounts set forth in clauses (e) or (f) and the exercise of any Company Option on or prior to the Effective Time, minus (h) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any Action against the Company, minus (i) the expected cost and expenses of the aggregate liability of the Company arising from any Action against the Company, minus (j)  any unpaid amount of the expected cost, and/or any premium related to the D&O Tail Insurance for the full six-year term,  minus (k) to the extent included in Cash and Cash Equivalents, the amount of any anticipated tax credit not actually received by the Company prior to the Effective Time, including but not limited to any employee retention credit, minus (l) to the extent included in Cash and Cash Equivalents, any amounts payable to the Company but not actually received by the Company prior to the Effective Time, in connection with the sale, transfer or license of any asset of the Company prior to the Effective Time, minus (m) the amount of any Indebtedness, and plus (n) any amounts payable to the Company in connection with a Company Platform Divestiture prior to the Effective Time to the extent such amounts are received no later than the Effective Time.  For illustrative purposes only, a sample statement of Company Net Cash Amount as of the date described therein is set forth on Schedule II.

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“Company Options” means all issued and outstanding options to purchase shares of Company Common Stock, including options granted under the Company Plans.

“Company Organizational Documents” means the Company Certificate of Incorporation and the Company Bylaws, in each case as amended, modified or supplemented from time to time.

“Company Outstanding Shares” means, without duplication, the sum of (A) the total number of shares of Company Common Stock actually issued and outstanding immediately prior to the Effective Time plus (B) the Rollover Options.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company.

“Company 2020 Plan” means the Applied Molecular Transport Inc. 2020 Equity Incentive Plan.

“Company Per Share Value” means the quotient determined by dividing (A) the Company Net Cash Amount by (B) the Company Outstanding Shares.

“Company Plans” means the Company 2020 Plan and the Applied Molecular Transport Inc. 2016 Equity Incentive Plan, as each may have been amended, supplemented or modified from time to time.

“Company Platform Assets” means the assets that relate to the Company’s platform technology set forth on Section 6.18 of the Company Disclosure Schedule.

“Company Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share.

“Company Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of the Company, from which the Company has derived previously or is currently deriving revenue, if applicable, from the sale or provision thereof.

“Company PSUs” means all issued and outstanding performance stock unit awards covering shares of Company Common Stock.

“Company RSUs” means all issued and outstanding restricted stock unit awards covering shares of Company Common Stock.

“Company SEC Reports” means the following in the form filed with the SEC and available on EDGAR of all: (i) the Company’s annual reports on Form 10-K for each fiscal year of the Company since January 1, 2021, (ii) the Company’s quarterly reports on Form 10-Q for each fiscal quarter since January 1, 2021, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Company with the SEC since January 1, 2021.

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“Company Software” means Software owned or purported to be owned by or developed by or for the Company.

“Confidential Information” means, when used with respect to the Company or Parent, as applicable, any proprietary information, knowledge or data concerning the businesses and affairs of the Company or Parent, as applicable, or any customers of the Company or Parent, as applicable, that is not already generally available to the public.

“Contract” means any written contract, agreement or arrangement.

“Control” has the meaning specified in Rule 405 under the Securities Act.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Authority, including the Centers For Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case in connection with or in response to the COVID-19 pandemic.

“Development Partner” means any Person which pursuant to a Contract or other arrangement with the Company develops, co-develops, commercializes, co-commercializes or otherwise has a license or other right to research, develop, seek regulatory approval for, manufacture, supply, test, or import any Company Product, as applicable, or any of its Subsidiaries.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company, or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

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“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to adjustment pursuant to Section 2.02(e), the quotient (rounded down to four decimal places) obtained by dividing (x) the Company Per Share Value by (y) the Parent Per Share Price. For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Schedule I.

“FDA” means the U.S. Food and Drug Administration.

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, the Veterans Administration, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority, and in each case any third party payor administering such programs.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, any court, tribunal, arbitrator, mediator or similar dispute resolution party, and any self-regulatory organization.

“Hazardous Substance” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, and radon; and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law because of its dangerous or deleterious properties.

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“Health Care Laws” means all Laws applicable to the Company’s business and relating to the research (including preclinical, nonclinical, and clinical research or studies), development, testing, production, manufacture, transfer, storage, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of drugs and biological products, to the extent applicable to the Company’s business as previously and currently conducted, including (i) the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the Program Fraud Civil Remedies Act, 31 U.S.C. Section 3801 et seq., 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7, and the regulations promulgated pursuant to such statutes, and other federal healthcare fraud and abuse statutes or regulations and any comparable self-referral or fraud and abuse Law promulgated by any state including, without limitation, so-called all payor self-referral or fraud and abuse Laws; (ii) health care fraud criminal provisions of HIPAA; (iii) the Patient Protection and Affordable Care Act, Pub. L. 111-148, as amended by the Health Care and Education Reconciliation Act of 2010, Pub. L. 111-152, and the regulations promulgated thereunder; (iv) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (Medicare); (v) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (Medicaid); (vi) 10 U.S.C. § 1071 et seq (TRICARE); (vii) the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign laws related the reporting of manufacturer payments or transfers of value to health care professionals; (viii) any Laws pertaining to licensing, certification, accreditation and any other Law relating to the manufacture, sale, and distribution of biological products and the billing, submission, or collection of claims or payments in connection with, any and all of the foregoing, by the Company; and (ix) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing; and (x) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing; provided, however, that “Health Care Laws” shall not include Privacy Requirements.

“HIPAA” means the privacy and security requirements of the U.S. Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the HITECH Act, and all binding regulations promulgated thereunder, including, as applicable, the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), the Security Standards (45 C.F.R. Parts 160, 162 and 164), and the Breach Notification Rule (45 C.F.R. Parts 160 and 164 Parts A and D).

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, including related prepayment fees, final fees or other similar fees, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary), or (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Intellectual Property” or “IP” means all intellectual and proprietary rights, including: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, mask works, rights in topography, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other technical data, technical databases, technical database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names, social media accounts, websites and content; (f) rights of publicity and all other intellectual property or proprietary rights of any kind or description; (g) Software and rights in Software; and (h) rights recognized under applicable Law that are equivalent or similar to any of the foregoing.

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“Joint Proxy Statement/Prospectus” means a joint proxy or information statement relating to the approval of this Agreement by the Company’s stockholders in connection with the transactions contemplated by this Agreement and Parent’s stockholders in connection with the Share Issuance (including any amendments or supplements thereto).

“Knowledge” when used with respect to (a) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit C-1 and (b) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C-2, and, in each case with respect to (a) and (b), after due inquiry.

“Law” means each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, permit or ordinance of any Governmental Authority, including any applicable stock exchange rule or requirement.

“Leased Real Property” means, with respect to a party, all real property leased by such party as tenant, together with, to the extent leased by such party, all land, buildings, structures, alterations, improvements and fixtures located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing, other than such party’s Owned Real Property.

“Lien” means any lien, security interest, mortgage, pledge, reservation, equitable interest, adverse claim, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or other encumbrance of any kind, in each case, that secures the payment or performance of an obligation (other than those created under applicable securities laws), and not including any license of Intellectual Property.

“Made Available” means, when used with respect to (a) the Company, information or materials that have been posted to the Box virtual data room hosted by the Company or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement and (b) Parent, information or materials that have been posted to the virtual data room hosted by Parent through the Share File virtual data room hosted by Parent or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement.

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“Nasdaq” means The NASDAQ Capital Market.

“OIG” shall mean the Office of the Inspector General of the U.S. Department of Health and Human Services.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Authority that possesses competent jurisdiction.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person (which, in the case of the Company, shall take into account the cash conservation efforts taken by the Company as part of the Company’s corporate restructuring as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023, but, for the avoidance of doubt, shall not take into account any exploration of strategic alternatives by the Company).

“Owned Real Property”, with respect to a party, means the real property owned by such party, together with all buildings and other structures, facilities, and other improvements located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing.

“Parent Articles of Incorporation” means the Articles of Incorporation of Parent dated October 27, 2020, as such may have been amended, supplemented or modified from time to time.

“Parent Business” means the business of Parent as currently conducted and currently proposed by Parent to be conducted as of the date hereof.

“Parent Bylaws” means the Bylaws of Parent as filed with the Securities and Exchange Commission on November 10, 2020, as amended.

“Parent Common Stock” means each share of common stock, par value $0.0001 per share, of Parent.

“Parent IP” means, collectively, all Parent-Owned IP and Parent-Licensed IP.

“Parent-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to Parent.

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“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Parent Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which Parent and the Parent Subsidiaries operate, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Authority, or changes in regulatory or legislative conditions in the jurisdictions in which Parent or any Parent Subsidiary operates, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by Parent that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 4.06, or (vii) actions taken at the written request of the Company or not taken at the written request of the Company (only to the extent such action or inaction is in compliance with the Company’s request), but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent permitted by this definition and not otherwise excepted by another clause of this proviso; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact Parent or the Parent Subsidiaries as compared to other companies operating in the same industry or therapeutic areas.

“Parent Organizational Documents” means the Parent Articles of Incorporation and the Parent Bylaws, in each case as amended, modified or supplemented from time to time.

“Parent Options” means all options to purchase outstanding shares of Parent Common Stock that are outstanding and unexercised immediately prior to the Effective Time, including options granted under the Parent Stock Plans.

“Parent-Owned IP” means all Intellectual Property rights owned or purported to be owned by Parent.

“Parent Per Share Price” means $1.63.

“Parent Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of Parent, from which Parent has derived previously or is currently deriving revenue, if applicable, from the sale or provision thereof.

“Parent SEC Reports” means the following in the form filed with the SEC and available on EDGAR of all: (i) Parent’s annual reports on Form 10-K for each fiscal year of Parent since January 1, 2021, (ii) Parent’s quarterly reports on Form 10-Q for each fiscal quarter since January 1, 2021, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Parent with the SEC since January 1, 2021.

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“Parent Stock Plans” means Parent’s 2019 Omnibus Equity Incentive Plan and Parent’s 2021 Equity Incentive Plan.

“Parent Warrant” means a warrant to purchase Parent Common Stock.

“Permitted Lien” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s, Parent’s or any Parent Subsidiary’s, as applicable, assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith, in each case, for which appropriate reserves have been established in accordance with GAAP in the Company Financial Statements or Parent Financial Statements, as applicable; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company, Parent or any Parent Subsidiary granted to any licensee in the Ordinary Course of Business, (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest and (h) other Liens that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the Company Net Cash Amount, or the operation of the business of Parent or any Parent Subsidiary.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Authority or other entity.

“Personal Information” means any information defined as “personal information,” “personal data,” “protected health information,” or any analogous term under applicable Privacy/Data Security Laws, including any such (a) information that identifies or could be used to identify an identifiable individual (e.g., name, address telephone number, email address, financial account number, health information, government-issued identifier) or (b) other information used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, or the security of the Company’s Business Systems or Business Data, including, as applicable, HIPAA.

“Protected Health Information” shall have the meaning given to it under HIPAA.

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“Registered Company IP” means all Company-Owned IP that is the subject of registration or an application for registration, including domain names.

“Registered Parent IP” means all Parent-Owned IP that is the subject of registration or an application for registration, including domain names.

“Related Person” means, with respect to any Person, (i) the former, current and future directors, officers, employees, agents, stockholders, Representatives, Subsidiaries, Affiliates and assignees of such Person; and (ii) any former, current or future director, officer, Affiliate or assignee of any Person described in clause (i).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or migrating through, in, on, under, or into the indoor or ambient environment.

“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, investment banker, attorney, accountant or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“Sanctioned Country” means any country against which the United States maintains comprehensive economic Sanctions or an embargo, which at the time of signing include the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria.

“Sanctioned Person” means (i) a person listed on a prohibited or restricted party list published by the United States government, including the U.S. Office of Foreign Assets Control’s “Specially Designated Nationals and Blocked Persons List” and “Consolidated Sanctions List,” or similar U.S. lists, or any such list maintained by the United Nations, the United Kingdom, the European Union or its Member States, or other applicable local authority; (ii) the government, including any political subdivision, agency, or instrumentality thereof, of any Sanctioned Country or Venezuela; (iii) an ordinary resident of, or entity registered in or established under the jurisdiction of, a Sanctioned Country; or (iv) a party acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the parties listed in (i)-(iii).

“Sanctions” means all applicable Laws or statutes relating to financial, economic or trade Sanctions administered or enforced by the United States (including by the U.S. Department of the Treasury or the U.S. Department of State), the European Union and its Member States, the United Kingdom, or the United Nations Security Council.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Incident” means any unauthorized processing of Business Data, any unauthorized access to the Business Systems, or any incident that is required to be the subject of notification to any Governmental Authority or other Person under Privacy Requirements.

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“Senior Executive Change in Control and Severance Policy” means the Company’s Senior Executive Change in Control and Severance Policy, as amended July 20, 2023, including any participation agreement entered into pursuant to the Senior Executive Change in Control and Severance Policy.

“Software” means all computer software (in object code or source code format), technical data and technical databases, and related documentation and materials.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Straddle Tax Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Trade Laws” means Sanctions, export and import controls, and antiboycott laws and regulations maintained or enforced by the United States, United Kingdom, or the European Union and its Member States.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Willful Breach” means a material breach of this Agreement resulting from an action undertaken or a failure to act by the breaching party knowing that the taking of such act or such failure to act would reasonably be expected under the circumstances to constitute a material breach of this Agreement.

Section 9.04    Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. The term “or” shall not be exclusive and shall be deemed to be “and/or.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is readily apparent that such disclosure is relevant to such other Schedule. Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Company Material Adverse Effect” or “Parent Material Adverse Effect”.

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Section 9.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 9.07    Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions. Except for (a) Section 6.05 (Indemnification), and (b) the right of the Company on behalf of its shareholders and option holders to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions to the Company’s shareholders and option holders) in the event of Parent’s or Merger Sub’s breach of this Agreement (whether or not the Agreement has been terminated), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, this Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, are not intended to confer upon any Person other than the parties any rights or remedies. The third-party beneficiaries referenced in clause (b) of the preceding sentence may be exercised only by the Company (on behalf of its shareholders as their agent) through action expressly approved by the Company Board, and no shareholder or option holder of the Company whether purporting to act in its capacity as a shareholder or option holder purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the acquisition of the Company exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the acquisition of the Company or the other Transactions or this Agreement shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

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Section 9.08    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

Section 9.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10    Enforcement. Except as set forth in Section 6.06(d) (Fees and Expenses), the parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as set forth in Section 6.06(d) (Fees and Expenses), the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to seek to enforce specifically the terms and provisions of this Agreement or any Ancillary Agreement in any Delaware state court located in Delaware or any Federal court located in Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in State of Delaware in the event any dispute arises out of this Agreement, any Ancillary Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement, any Ancillary Agreement or any Transaction in any court other than any Delaware state court or any Federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, any Ancillary Agreement or any Transaction.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

CYCLO THERAPEUTICS, INC.

By:	/s/ N. Scott Fine
Name:	N. Scott Fine
Title:	Chief Executive Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

CAMEO MERGER SUB, INC.

By:	/s/ N. Scott Fine
Name:	N. Scott Fine
Title:	Chief Executive Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

APPLIED MOLECULAR TRANSPORT INC.

By:	/s/ Shawn Cross
Name:	Shawn Cross
Title:	Chief Executive Officer & Board Chair

[Signature Page to the Merger Agreement]

Annex B – Voting Agreement

Annex B

VOTING AGREEMENT

This Voting Agreement (this “Voting Agreement”) is being delivered on September [•], 2023 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Company Shares (as defined below) of Applied Molecular Transport Inc., a Delaware corporation (the “Company”), to Cyclo Therapeutics, Inc., a Nevada corporation (“Parent”).

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among the Company, Parent and Merger Sub, a form of which has been provided to the Holder. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Company Common Stock set forth on Exhibit A hereto (the “Owned Shares” and the Owned Shares together with any additional shares of Company Common Stock that the Holder may acquire record and/or beneficial ownership of after the date hereof in connection with the conversion, exercise or exchange of other securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, the “Company Shares”).

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Voting Agreement, at every meeting of the Company shareholders convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, all Company Shares it beneficially owns and is entitled to vote at such meeting:

(a) in favor of (i) the Merger, (ii) the adoption and approval of the Merger Agreement and the terms thereof, and (iii) the approval of any proposal to adjourn or postpone any Company Stockholders Meeting to a later date if the Company proposes or requests such postponement or adjournment in accordance with Section 6.01 of the Merger Agreement; and

(b) against any proposal that would reasonably be expected to, materially interfere with, delay, impede, postpone, discourage or adversely affect the Merger (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Voting Agreement shall require the Holder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger; (2) imposes any restrictions or any additional conditions on the consummation of the Merger or the payment of the Merger Consideration to shareholders of the Company; or (3) extends the Termination Date. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote the Company Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote the Company Shares in its sole discretion.

2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Voting Agreement, the Merger Agreement or the transactions contemplated thereby or hereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Company Shares. Any Transfer or purported Transfer of Company Shares in breach or violation of this Voting Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Company Options, Company PSUs or Company RSUs, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) Transfers pursuant to, and in compliance with, a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that, to the fullest extent permitted by applicable law, for any permitted Transfers pursuant clauses (a), (b), (d) through (f) and (i), the Company Shares so Transferred shall continue to be subject to the provisions of this Voting Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Voting Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Voting Agreement.

3. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Parent as follows: (a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Voting Agreement and to perform the Holder’s obligations hereunder; (b) this Voting Agreement has been duly executed and delivered by the Holder, and, assuming this Voting Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that Parent is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Voting Agreement; (c) the Holder is the sole record and/or beneficial owner of the Company Shares; (d) the execution and delivery of this Voting Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder; and (e) as of the date of this Voting Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder.

4. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Voting Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Voting Agreement solely in the Holder’s capacity as a record and/or beneficial owner of Company Common Stock and not in such Holder’s capacity as a director, officer or employee of Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans and (b) nothing in this Voting Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of the Company from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of the Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Voting Agreement.

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5. Notices. Any notices, requests, claims, demands and other communications under this Voting Agreement required or permitted to be delivered to any party under this Voting Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Cyclo Therapeutics, Inc.

6714 NW 16th Street

Suite B

Gainesville, Florida 32653

Attn: Scott Fine

Email: [***]

with a copy to (which shall not constitute notice):

Fox Rothschild LLP

101 Park Ave.

17th Floor

New York, NY 10178

Attn: Alison Newman

Phone: [***]

Email: [***]

(b)	if to the Holder, at the e-mail address on the signature page hereto.

6. Termination. This Voting Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that reduces the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger, (c) the Outside Date (without taking into account any extension thereof agreed by the parties following the date of this Voting Agreement), (d) the Effective Time, (e) such date and time as a written agreement executed by the parties hereto to terminate this Voting Agreement is effective, (f) such date and time of the occurrence of a Company Recommendation Change pursuant to, and in compliance with, the Merger Agreement, and (g) such date and time that the Company Stockholder Approval has been obtained (such date, the “Termination Date”).

7. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Voting Agreement and continuing until the Termination Date, in furtherance of this Voting Agreement, the Holder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Company Common Stock of the Holder (and that this Voting Agreement places limits on the voting and transfer of such Company Common Stock).

8. No Survival. The representations, warranties and covenants contained herein shall not survive the Effective Time.

9. Entire Agreement. This Voting Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and are fully binding on the parties hereto.

10. Counterparts. This Voting Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

11. Assignment; No Third-Party Beneficiaries. Neither this Voting Agreement nor any of the rights, interests or obligations under this Voting Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Voting Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns. This Voting Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies hereunder.

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12. Amendment. This Voting Agreement may not be amended or modified except in writing signed by each of the parties hereto.

13. Governing Law; Validity. THIS VOTING AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS VOTING AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS VOTING AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS VOTING AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS VOTING AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS VOTING AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF THE OTHER PROVISIONS OF THIS VOTING AGREEMENT, WHICH WILL REMAIN IN FULL FORCE AND EFFECT.

14. Jurisdiction; Waiver of Jury Trial. Any action relating to this Voting Agreement must be brought in any state or Federal court located in State of Delaware. The parties hereby waive any right to trial by jury with respect to any action related to or arising out of this Voting Agreement.

15. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Voting Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Voting Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

16. Expenses. All fees, costs and expenses incurred in connection with this Voting Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

17. Non-Recourse. This Voting Agreement may only be enforced against, and any request, inquiry, investigation, action or legal proceeding (each, a “Legal Proceeding”) based upon, arising out of, or related to this Voting Agreement, or the negotiation, execution or performance of this Voting Agreement, may only be brought against the parties that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability to the Holder or Parent for any obligations or liabilities of any party under this Voting Agreement or for any legal proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

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The parties hereto have executed this Voting Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

Agreed to and Acknowledged:
PARENT:
CYCLO THERAPEUTICS, INC.
By:
Name:
Title:
E-mail:

[Signature Page to Voting Agreement]

Exhibit A

Company Shares

Holder	Company Common Stock

Annex C

MTS SECURITIES, LLC

CONFIDENTIAL

September 20, 2023

Board of Directors of

Applied Molecular Transport Inc. (in its capacity as such)

450 East Jamie Court

South San Francisco, California 94080

Members of the Board of Directors:

We understand that Applied Molecular Transport Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, expected to be dated on or about September 21, 2023 (the “Merger Agreement”), by and among the Company, Cyclo Therapeutics, Inc., a Nevada corporation (“Parent”), Cameo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger as a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement. We further understand that, as a result of the Merger, at the Effective Time, (a) each issued and outstanding share of the common stock, $0.0001 par value per share, of the Company (the “Company Common Stock”) outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held as treasury stock by the Company or held or owned by Parent or Merger Sub (the “Excluded Shares”)) shall be cancelled and extinguished and shall be automatically converted into the right to receive a number of validly issued, fully paid and nonassessable shares of common stock, $0.0001 par value per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio, and (b) each Company Option (as such term is defined in the Merger Agreement) with an exercise price that is equal to or less than $0.40, to the extent then outstanding and unexercised, shall automatically by converted into a number of shares of Parent Common Stock at an adjusted exercise price per share as determined under Section 2.03(a)(i) of the Merger Agreement (the “Rollover Options”), and each Company Option with an exercise price of greater than $0.40 shall be automatically cancelled and extinguished for no consideration. As used herein, the “Exchange Ratio” means the quotient (rounded down to four decimal places) obtained by dividing (a) the Company Per Share Value by (b) the Parent Per Share Price, in which:

i.

“Company Outstanding Shares” means, without duplication, the sum of (A) the total number of shares of Company Common Stock actually issued and outstanding immediately prior to the Effective Time plus (B) the Rollover Options;

ii.	“Company Net Cash Amount” means, as of the Effective Time, without duplication, (a) the Company’s Cash and Cash Equivalents excluding, for the avoidance of doubt, all amounts payable to the Company in connection with the One Tower Lease and Sublease, plus (b) the security deposit held by the landlord pursuant to the One Tower Lease and Sublease, minus (c) the sum of the Company’s short and long term liabilities, including but not limited to accounts payable and accrued expenses and promised but unpaid capital expenditures (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s audited Financial Statements and the Company balance sheet to the extent consistent with GAAP, but excluding all liabilities of the Company in connection with the One Tower Lease and Sublease, minus (d) the amount of all fees and expenses incurred by the Company in connection with the transactions contemplated by the Merger Agreement, including for the avoidance of doubt any transaction expenses of the Company, to the extent unpaid as of the Closing, minus (e) the cash cost of any unpaid change of control payments or severance, termination or similar payments pursuant to a Contract, plan or applicable Law that are or become due to any current or former employee, director or independent contractor of the Company, or any other third party arising out of, relating to, or in connection with the occurrence of the Closing, including, for the avoidance of doubt, any amounts to be paid pursuant to the amounts described in Section 6.04(a) of the Merger Agreement or under the Senior Executive Change in Control and Severance Policy, minus (f) the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of the Company as of the Closing Date, minus (g) all payroll, employment or other withholding Taxes incurred by or on behalf of the Company in connection with any payment amounts set forth in clauses (e) or (f) and the exercise of any Company Option on or prior to the Effective Time, minus (h) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any Action against the Company, minus (i) the expected cost and expenses of the aggregate liability of the Company arising from any Action against the Company, minus (j) any unpaid amount of the expected cost, and/or any premium related to the D&O Tail Insurance for the full six-year term, minus (k) to the extent included in Cash and Cash Equivalents, the amount of any anticipated tax credit not actually received by the Company prior to the Effective Time, including but not limited to any employee retention credit, minus (l) to the extent included in Cash and Cash Equivalents, any amounts payable to the Company but not actually received by the Company prior to the Effective Time, in connection with the sale, transfer or license of any asset of the Company prior to the Effective Time, minus (m) the amount of any Indebtedness, and plus (n) any amounts payable to the Company in connection with a Company Platform Divestiture prior to the Effective Time to the extent such amounts are received no later than the Effective Time;

iii.	“Company Per Share Value” means the quotient determined by dividing (A) the Company Net Cash Amount by (B) the Company Outstanding Shares; and

iv.	“Parent Per Share Price” means $1.63.

The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Company Common Stock (other than the Excluded Shares). In the course of performing our review and analyses for rendering the opinion set forth below, we have:

i.	reviewed the financial terms of a draft copy of the Merger Agreement, dated as of September 20, 2023, which was the most recent draft made available to us (the “Draft Merger Agreement”);

ii.	reviewed certain publicly available business and financial information concerning each of Parent and the Company and the industries in which it operates;

iii.

reviewed certain internal financial analyses and forecasts relating to the Company’s business prepared by and provided to us by the management of the Company (the “Company Projections”) and certain internal financial analyses and forecasts relating to Parent’s business prepared by and provided to us by the management of the Company (the “Parent Projections” and, together with the Company Projections, the “Projections”), which Parent Projections reflected adjustments made by the management of the Company to certain financial analyses and forecasts relating to Parent’s business prepared by management of Parent and provided to the Company;

iv.

conducted discussions with members of senior management and representatives of Parent and the Company concerning the matters described in clauses (ii)-(iii) above and any other matters we deemed relevant;

v.	reviewed and analyzed the reported current and historical prices and trading history of shares of Parent Common Stock and Company Common Stock;

vi.

reviewed and analyzed, in light of the business, operations and assets of the Company, the cash consideration that would likely be received by the holders of Company Common Stock if the Company were to undergo a liquidation, including after giving effect to monetization of its remaining assets;

vii.	reviewed and analyzed, based on the Parent Projections, the cash flows to be generated by Parent to determine the present value of Parent’s discounted cash flows;

viii.	compared the financial performance of Parent with corresponding data for certain publicly-traded companies that we deemed relevant in evaluating Parent;

ix.	reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant in evaluating Parent;

x.

reviewed and analyzed the proposed financial terms of the transactions as compared to the financial terms of certain selected business combinations that we deemed relevant and the consideration paid in such transactions;

xi.	reviewed and analyzed certain publicly available financial and other information of certain publicly traded companies that we deemed relevant; and

xii.	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of our opinion set forth below.

In arriving at our opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of Parent and the Company, respectively, that they are not aware of any material relevant developments or matters related to Parent or the Company or that may affect the Merger or the other transactions contemplated by the Merger Agreement that have been omitted or that remain undisclosed to us. Our opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors, and we have relied, with your consent, on any assessments made by such advisors to the Company with respect to such matters. Without limiting the foregoing, we have not considered any tax effects of the Merger or the other transactions contemplated by the Merger Agreement or the transaction structure on any person or entity. We have not conducted any independent verification of the Projections. Without limiting the generality of the foregoing, with respect to the Projections, we have assumed, with your consent, and based upon discussions with the management of the Company, that they have been reasonably prepared in good faith and that the Parent Projections and the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company and Parent. The Projections are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the effects of the coronavirus pandemic (COVID-19). Accordingly, actual results could vary significantly from those set forth in the Projections. We express no view as to the Projections or the assumptions on which they are based and we assume no responsibility for the accuracy or completeness thereof.

In arriving at our opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of Parent or the Company, and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Parent or the Company or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of Parent, the Company or any other entity or business under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with our opinion set forth below were going-concern analyses with respect to Parent. With respect to the Company, based on the present operations of the Company and at your direction and with your consent, we have used the liquidation values of the Company as provided to us. We express no opinion regarding the liquidation value of the Company, Parent or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of Parent or the Company since the date of the most recent relevant financial statements or financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Parent, the Company or any of their respective affiliates is a party or may be subject, and, at your direction and with your consent, our opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither Parent nor the Company nor any of their respective affiliates is party to any material pending transaction that has not been disclosed to us, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger and the other transactions contemplated by the Merger Agreement. In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of Parent or the Company.

We have assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, all conditions to the consummation of the Merger will be satisfied without waiver thereof and the Merger and the other transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final form of the Merger Agreement will be in all respects relevant to our analysis identical to the Draft Merger Agreement. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Merger and the other transactions contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Parent, the Company or the contemplated benefits of the Merger and the other transactions contemplated by the Merger Agreement.

For purposes of our opinion set forth below, we have assumed, at your direction and with your consent, that the only material assets of the Company are the Company Net Cash Amount, that no other assets of the Company have any material value and that the Company does not, and does not intend to, engage in any activity that may result in the generation of any revenue. We have assumed, at your direction and with your consent, that any terms of the Merger Agreement directly or indirectly providing for the adjustment to the Exchange Ratio will not result in any adjustment to the Exchange Ratio. Without limiting the foregoing, we have further assumed for purposes of any adjustment to the Exchange Ratio, at your direction and with your consent, that the Company Net Cash Amount is expected to be approximately $12,426,840.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. We have no considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm our opinion set forth below. Our opinion set forth below addresses solely the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of Company Common Stock (other than the Excluded Shares), and does not address any other terms in the Merger Agreement or any other agreement contemplated by the Merger Agreement or relating to the Merger or any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger, the other transactions contemplated by the Merger Agreement or the fairness of the Merger or the Exchange Ratio to any other securityholders or creditors or any other constituency of the Company, including holders of Company Options, Company RSUs and Company PSUs and participants in the Company ESPP. Our opinion set forth below does not address the Company’s underlying business decision to proceed with the Merger and the other transactions contemplated by the Merger Agreement or the relative merits of the Merger and such other transactions compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of the Company Common Stock or the Parent Common Stock, will trade at any time, including following the announcement or consummation of the Merger and the other transactions contemplated by the Merger Agreement. We have not been requested to opine as to, and our opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger and the other transactions contemplated by the Merger Agreement, or any class of such persons, relative to the consideration to be paid to the holders of Company Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

It is understood that this letter and our opinion set forth below are provided to the Board of Directors of the Company (in its capacity as such) for its information in connection with its consideration of the Merger and the other transactions contemplated by the Merger Agreement and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing the Company or Parent is required to make with the SEC in connection with the Merger and the other transactions contemplated by the Merger Agreement if such inclusion is required by applicable law. Our opinion set forth below does not constitute a recommendation to the Board of Directors or any stakeholder or stockholder of the Company or Parent as to how to vote on or to take any other action in connection with the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, whether or not any holder of Company Common Stock should enter into any voting, stockholders’ or affiliates’ agreement with respect to the Merger.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Merger. We have received an up-front retainer from the Company in connection with our engagement and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will receive a fee for rendering our opinion set forth below, which will be credited against the contingent fee described in the immediately preceding sentence. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years prior to the date hereof, we have not had a material relationship with, nor otherwise received fees from, Parent or the Company, except that we previously agreed in February 2023 to act as Parent’s financial advisor in connection with certain strategic transactions, which agreement has been terminated and will not result in any fees or obligations by Parent in connection with the consummation of the Merger or any other transactions contemplated by the Merger Agreement. We may also seek to provide investment banking or financial advisory services to Parent or the Company and/or certain of their respective affiliates in the future and expect to receive fees for the rendering any such services.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock (other than the Excluded Shares).

Very truly yours,

MTS SECURITIES, LLC

/s/ MTS SECURITIES, LLC

Annex D

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: Cyclo Therapeutics, Inc. Entity or Nevada Business Identification Number (NVID): NV20201932210
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ____ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: ____ Or ☐ No action by stockholders is required, name change only.
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: ____ Jurisdiction of formation: ____ Changes to takes the following effect: ☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes) ____ * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)

Date: ______ Time: ______

(must not be later than 90 days after the certificate is filed)

5. Information Being Changed: (Domestic corporations only)

Changes to takes the following effect:

- ☐ The entity name has been amended.
- ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
- ☐ The purpose of the entity has been amended.
- ☒ The authorized shares have been amended.
- ☐ The directors, managers or general partners have been amended.
- ☐ IRS tax language has been added.
- ☐ Articles have been added.
- ☐ Articles have been deleted.
- ☐ Other.

The articles have been amended as follows: (provide article numbers, if available)

See Exhibit A

(attach additional page(s) if necessary)

6. Signature: Required)

X N. Scott Fine — Chief Executive Officer

Signature of Officer or Authorized Signer — Title

X ______

Signature of Officer or Authorized Signer — Title

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:

(attach additional page(s) if necessary)

EXHIBIT A

ARTICLE 8 - AUTHORIZED SHARES

Article 8 is hereby amended as follows:

The authorized capital stock of the Corporation shall be as follows:

(a)	Two Hundred Fifty Million (250,000,000) shares of common stock, par value of $0.0001 per share; and

(b)	Five Million (5,000,000) shares of preferred stock, par value of $0.0001 per share.

The Board of Directors of the Corporation is hereby granted with the authority, from time to time, to issue the preferred stock in one or more classes or series, and in creation with such class or series, to fix by resolution or resolutions any of the designations, powers, preferences, rights and any of the qualifications, limitations or restrictions which are permitted by Chapter 78 of the Nevada Revised Statutes in respect of any class or classes of preferred stock or any series of any class of preferred stock of the Corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

●	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

●

Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a “derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he:

●	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

●	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Cyclo’s bylaws provide that it shall, to the fullest extent permitted by the laws of the State of Nevada, indemnify any person who is or was a director or officer of Cyclo or any predecessor of Cyclo or is or was serving at Cyclo’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other entity (each such person, an “Indemnitee”) against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than a proceeding by or in the right of Cyclo, to which the Indemnitee is, was, or is threatened to be made a party by reason of being an Indemnitee, if the Indemnitee either: (a) did not breach, through intentional misconduct, fraud, or a knowing violation of law, the Indemnitee’s fiduciary duties as a director or officer to act in good faith and in the interests of Cyclo; or (b) acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of Cyclo and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful.

Additionally, Cyclo’s bylaws provide that it shall, to the fullest extent permitted by the laws of the State of Nevada, indemnify any Indemnitee against expenses, including attorneys’ fees and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed suit or action by or in the right of the Corporation to which the Indemnitee is, was, or is threatened to be made a party by reason of being an Indemnitee, if the Indemnitee either: (a) did not breach, through intentional misconduct, fraud, or a knowing violation of law, the Indemnitee’s fiduciary duties as a director or officer to act in good faith and in the interests of Cyclo; or (b) acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of Cyclo.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Cyclo pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements.

(a)    A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)    All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)    The undersigned registrant hereby undertakes:

(i)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A)    to include any prospectus required by Section 10(a)(3) of the Securities Act;

(B)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(C)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(iv)    That, for the purpose of determining liability under the Securities Act to any purchaser:

(A)    each prospectus filed pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or made in any such document immediately prior to such effective date.

(b)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchasers, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(c)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

(i)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii)    The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (d)(i) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this joint proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit	Description
2.1†

Agreement and Plan of Merger, dated as of September 21, 2023, by and among Cyclo Therapeutics, Inc., Cameo Merger Sub, Inc. and Applied Molecular Transport Inc. (incorporated by reference to Exhibit 2.1 to Cyclo’s Current Report on Form 8-K filed with the SEC on September 21, 2023).

3.1	Articles of Incorporation of Cyclo Therapeutics, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.1 to Cyclo’s Current Report on Form 8-K filed with the SEC on November 10, 2020).
3.2

Certificate of Amendment to Articles of Incorporation of Cyclo Therapeutics, Inc., filed June 24, 2021 (incorporated by reference to Exhibit 3.1 to Cyclo’s Current Report on Form 8-K filed with the SEC on June 24, 2021).

3.3

Certificate of Amendment to Articles of Incorporation of Cyclo Therapeutics, Inc. filed March 7, 2023 (incorporated by reference to Exhibit 3.1 to Cyclo’s Current Report on Form 8-K filed with the SEC on March 8, 2023).

3.4	Bylaws of Cyclo Therapeutics, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.2 to Cyclo’s Current Report on Form 8-K filed with the SEC on November 10, 2020).
5.1*	Opinion of Fox Rothschild LLP as to the validity of the securities being registered.
10.1‡	2019 Omnibus Equity Incentive Plan (incorporated by reference to Appendix B to Cyclo’s Proxy Statement on Schedule 14A filed with the SEC on July 19, 2019).
10.2‡	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Cyclo’s Current Report on Form 8-K filed with the SEC on June 24, 2021).
10.3‡

Employment Agreement between Cyclo and N. Scott Fine, dated as of February 28, 2022 (incorporated by reference to Exhibit 10.1 to Cyclo’s Current Report on Form 8-K filed with the SEC on March 2, 2022).

10.4‡

Employment Agreement between Cyclo and Michael Lisjak, dated as of February 28, 2022 (incorporated by reference to Exhibit 10.2 to Cyclo’s Current Report on Form 8-K filed with the SEC on March 2, 2022).

10.5‡	Employment Agreement between Cyclo and Joshua Fine, dated as of February 28, 2022 (incorporated by reference to Exhibit 10.3 to Cyclo’s Current Report on Form 8-K filed with the SEC on March 2, 2022).
10.6‡

Employment Agreement between Cyclo and Jeffrey Tate, dated as of February 28, 2022 (incorporated by reference to Exhibit 10.4 to Cyclo’s Current Report on Form 8-K filed with the SEC on March 2, 2022).

10.7	Lease Agreement between AP3-SF2 CT South, LLC, dated December 18, 2016 (incorporated by reference to Exhibit 10.12 to AMTI’s Registration Statement on Form S-1 filed with the SEC on May 18, 2020).
10.8	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to Cyclo’s Current Report on Form 8-K filed with the SEC on September 21, 2023).
21.1	Subsidiaries (incorporated by reference to Exhibit 21.1 to Cyclo’s Annual Report on Form 10-K filed with the SEC on March 17, 2023).
23.1*	Consent of Fox Rothschild LLP (included in Exhibit 5.1 hereto).
23.2*	Consent of WithumSmith+Brown, PC.
23.3*	Consent of Deloitte & Touche LLP
24.1**	Power of Attorney (included on the signature page to the original registration statement).
99.1**	Consent of MTS Securities, LLC
99.2*	Form of Proxy Card of Cyclo.
99.3*	Form of Proxy Card of AMTI.
107**	Filing Fee Table.

*	Filed herewith.
†	The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
‡	Management contract or compensatory plan or arrangement.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on November 20, 2023.

CYCLO THERAPEUTICS, INC.

By:	/s/ N. Scott Fine
N. Scott Fine
Chief Executive Officer

Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Capacity	Dates

/s/ N. Scott Fine	Chief Executive Officer; Director	November 20, 2023
N. Scott Fine	(Principal Executive Officer)

/s/ Joshua M. Fine	Chief Financial Officer	November 20, 2023
Joshua M. Fine	(Principal Financial and Accounting Officer)

*	Chief Operating Officer; Director	November 20, 2023
Jeffrey L. Tate

*	Chairman of the Board, Director	November 20, 2023
Markus W. Sieger

*	Director	November 20, 2023
F. Patrick Ostronic

*	Director	November 20, 2023
William Conkling

*	Director	November 20, 2023
William S. Shanahan

*	Director	November 20, 2023
C.E. Rick Strattan

*	Director	November 20, 2023
Randall M. Toig

*	Director	November 20, 2023
Vivien Wong

*By:	/s/ N. Scott Fine N. Scott Fine Attorney in Fact